Form 20-F
period 2010-12-31
RDA Microelectronics, Inc.
filed 2011-04-01
CIK 1493637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______
For the transition period from _____ to _______
Commission file number: 001-34943

RDA MICROELECTRONICS, INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Suite 302, Building 2, 690 Bibo Road
Pudoug District, Shanghai 201203
The People’s Republic of China
(Address of principal executive offices)
Lily Dong
Tel: +86 (21) 5027-1108
E-mail: lily.dong@rdamicro.com
Fax: +86 (21) 5027-1099
Suite 302, Building 2, 690 Bibo Road
Pudoug District, Shanghai 201203
The People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered

American depositary shares, each representing six	Nasdaq Global Market
ordinary shares

Ordinary shares, par value US$0.01 per share	Nasdaq Global Market*

*	Not for trading, but only in connection with the listing on Nasdaq Global Market of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

     Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 261,510,076 ordinary shares, par value US$0.01 per share, as of December 31, 2010.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☑
     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
     Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION
     Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:
•	“we,” “us,” “our company,” “our,” and “RDA” refer to RDA Microelectronics, Inc., a Cayman Islands company, and its consolidated subsidiaries;

•	“RDA International” refers to RDA International, Inc.; “RDA US” refers to RDA Technologies, Inc.; “RDA Hong Kong” refers to RDA Technologies Limited; “RDA Shanghai” refers to RDA Microelectronics (Shanghai) Co., Ltd.; “RDA Beijing” refers to RDA Microelectronics (Beijing) Co., Ltd.;

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.01 per share;

•	“ADSs” refers to our American depositary shares, each of which represents six ordinary shares, and “ADRs” refers to any American depositary receipts that evidence our ADSs;

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; and

•	all references to “$,”“US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
     You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:
•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenue and certain cost or expense items;

•	our ability to develop new products and attract customers;

•	trends and competition in the semiconductor and mobile handset industries;

•	our ability to protect our intellectual property rights; and

•	assumptions underlying or related to any of the foregoing.
     You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. Other sections of this annual report, including the Risk Factors and Operating and Financial Review and Prospects discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
     You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following selected consolidated financial data for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated financial data for the year ended December 31, 2007 and as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements which are not included in this annual report. Our selected consolidated financial data for the year ended December 31, 2006 and as of December 31, 2006 have been derived from the audited consolidated financial statements of RDA Microelectronics (BVI) Inc which are not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenue	$4,521	$13,664	$55,500	$118,373	$191,163
Cost of Revenue	(3,360)	(8,819)	(37,555)	(87,410)	(134,258)

Gross Profit	1,161	4,845	17,945	30,963	56,905
Operating Expenses:
Research and development expenses(1)	(5,538)	(7,071)	(13,198)	(14,475)	(25,815)
Selling, general and administrative expenses(1)	(1,718)	(2,108)	(4,518)	(4,649)	(9,939)

Total operating expenses	(7,256)	(9,179)	(17,716)	(19,124)	(35,754)

Income (loss) from operations	(6,095)	(4,334)	229	11,839	21,151

Income (loss) before income tax expense	(6,449)	(4,346)	203	11,683	21,640
Income tax benefit (expense)	(63)	(155)	454	(377)	(2,508)

Net Income (loss)	$(6,512)	$(4,501)	$657	$11,306	$19,132

Accretion/deemed dividends on convertible redeemable preferred shares	(1,213)	(1,348)	(2,179)	(9,479)	(13,842)
Net income (loss) attributable to ordinary shareholders	$(7,725)	$(5,849)	$(1,522)	$1,827	$5,279
Weighted average number of ordinary shares used in per share calculations:
Basic	29,965,396	37,434,517	37,434,517	38,671,413	82,221,102
Diluted	29,965,396	37,434,517	37,434,517	58,901,016	97,358,770
Earnings (loss) per ordinary share(2)
Basic	$(0.26)	$(0.16)	$(0.04)	$0.05	$0.06
Diluted	$(0.26)	$(0.16)	$(0.04)	$0.03	$0.05
Earnings (loss) per ADS(2)(3)
Basic	$(1.55)	$(0.94)	$(0.24)	$0.28	$0.39
Diluted	$(1.55)	$(0.94)	$(0.24)	$0.19	$0.33
Dividends per ordinary share	—	—	—	—	—

Notes:

(1)	Share-based compensation was allocated in operating expenses as follows (in thousands of $):

Research and development	—	—	2,739	532	4,990
Selling, general and administrative	956	—	999	310	3,385

(2)	The data for the year ended December 31, 2006 is unaudited

(3)	Each ADS represents six ordinary shares

	As of December 31,
	2006	2007	2008	2009	2010
	Actual	Actual	Actual	Actual	Actual
	(in thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$1,484	$8,018	$13,170	$24,638	$98,920
Accounts receivable	176	3,207	4,894	4,603	22,715
Inventories	1,702	4,026	8,082	25,403	35,494
Total assets	6,144	17,157	28,674	60,271	168,246
Accounts payable	156	2,322	7,609	20,183	20,524
Total liabilities	1,820	7,227	13,976	33,291	40,180
Convertible redeemable preferred shares:
Series A	11,721	11,974	12,880	12,880	—
Series B	5,494	5,886	6,281	6,281	—
Series C	—	10,703	11,157	11,157	—
Ordinary Shares(1)	374	374	374	503	2,615
Retained earnings/(Accumulated deficit)	(15,198)	(19,699)	(19,042)	(7,736)	11,396
Total shareholders’ equity/(deficit)	(12,891)	(18,633)	(15,620)	(3,338)	128,066

Note (1) The data as of December 31, 2006 is unaudited
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
RISK FACTORS
Risks Related to Our Business
Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have a material adverse effect on our inventory levels, sales and results of operations.
          We typically sell products pursuant to purchase orders and do not have long-term purchase commitments. Customers generally expect our products to ship within days after they place an order. We have limited visibility as to the volume of our products that our customers will sell to their customers or carry in their inventory and cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face volatile pricing and unpredictable demand for their own products. We typically have to place orders with foundries eight or more weeks before we can receive the finished products, and we generally maintain four weeks’ inventories. Our forecasts are based on multiple assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may order products that we may not be able to sell and be left with excess inventory, which would reduce our gross margins and adversely affect our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forgo revenue opportunities and potentially lose market share and damage our customer relationships. For example, in the fourth quarter of 2008, due to the global financial crisis, we were relatively cautious in our forecast for the first quarter of 2009, and when orders exceeded our expectations starting from January 2009, we were unable to secure all of the foundry capacity necessary for us to fulfill customer orders. As a result, we had to forego some sales. In the fourth quarter of 2009, as we had overestimated the demand for our analog mobile television receiver, which was a newly launched product, we wrote down our excess inventory and recorded a loss for non-cancelable purchase commitments in an aggregate of $1.9 million.
          If we fail to develop and introduce new products and enhancements or to manage product transitions, or if our products do not achieve market acceptance on a timely basis or at all, our ability to attract and retain customers could be impaired and our competitive position may be harmed, which could have a material adverse effect on our revenue and results of operations.
          The markets for semiconductors generally, and for radio-frequency and mixed-signal semiconductors in particular, are characterized by rapidly changing technology, evolving industry standards, rapid changes in customer requirements and frequent product introductions. We must continually design, develop and introduce new products with improved features in a cost-effective manner to be competitive, which requires us to devote substantial financial and other resources to research and development. Our research and development expense was $13.2 million in 2008, $14.5 million in 2009 and $25.8 million in 2010, representing 74.5%, 75.7% and 72.2% of our operating expenses during those three periods, respectively. If we do not continue to make substantial investments in research and development, we may not remain competitive. Our strategies to reduce our costs through the development of products utilizing our integrated passive device (IPD) technology and the migration to more advanced process technologies will necessitate substantial investments in research and development. However, if our investments in research and development do not result in new products and enhancements that meet customer needs in a timely manner, or at all, our results of operations and financial condition may be materially adversely affected.
          Our current and future products may not achieve market acceptance or adequately address the changing needs of the market, and we may not be successful in developing and marketing new products or enhancements to our existing products on a timely and cost-effective basis. The introduction of products incorporating new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. Inventory is particularly susceptible to obsolescence in our industry due to the rapid pace of innovation. For example, one of our competitors introduced a new model of FM radio receiver in 2008 and cut the prices of its existing model, and we reduced the price of our FM radio receiver as a result. Similarly, our analog mobile television receiver did not achieve wide market acceptance when it was initially introduced, which also led to our cutting its price and writing down inventory. In addition, if we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations will suffer.
          The development of our products is highly complex. Occasionally, we have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. Unanticipated problems in developing products could also divert substantial research and development and engineering resources, which may impair our ability to develop new products and enhancements and could substantially increase our costs. Even if we introduce new and enhanced products to the market, we may not be able to achieve market acceptance of these products in a timely manner or at all.
          The average selling prices of products in our markets have historically decreased rapidly and will likely continue to do so in the future, which could result in lower revenue and gross margins.
          The products we develop and sell are subject to rapid declines in average selling prices over the life of the products. Competitors quickly introduce new products to compete with our products, and sometimes competitors will anticipate our entry into a market and start to lower the prices on their products before our entry. We have historically decreased the average selling prices of many of our products in order to meet market demand and under competitive pressures, and we expect that we will need to continue to reduce prices in the future to remain competitive. For example, the average selling price for our Bluetooth system-on-chip declined suddenly after a competitor aggressively cut the prices for its integrated baseband and Bluetooth product in the second half of 2009, which adversely affected our gross margin for 2009 and the first half of 2010. Similarly, the average selling price for our analog mobile television receiver declined more rapidly than we had expected in 2010 as more companies introduced competing products and market acceptance was not as strong as expected. Because we do not operate our own manufacturing, testing, or packaging facilities, we may not be able to reduce our cost of goods sold as rapidly as companies that operate their own facilities, and our costs may increase, which would reduce our margins. Our financial results will suffer if we are unable to offset any future reductions in our average selling prices by increasing our unit sales volumes, reducing our per unit costs, or developing new or enhanced products on a timely basis with higher selling prices or gross profit. While gross profit may decline as a result of reductions in average selling prices, we may continue to incur research and development costs at higher or existing levels to develop new products. Such continued spending would have an adverse impact on our results of operations if our revenue does not continue to grow or our gross margins decline. We expect to continue to face price pressure on our products, and there is no assurance that our gross margins will not continue to decline in the future.

          If our competitors bundle the sale of or integrate their products, or if we cannot integrate the features or functions that our customers demand, or if we are not otherwise able to compete effectively, we may be unable to increase or maintain revenue and market share.
          We may not be able to compete successfully against current or potential competitors. Some of our competitors with multiple product lines bundle the sale of or integrate their products, which may allow them to price competing products more aggressively or increase their market share. For example, a competitor aggressively cut the prices for its integrated baseband and Bluetooth product in the second half of 2009, which caused the average selling price for our Bluetooth system-on-chip to decline suddenly. Some of our competitors may design their products to make it more difficult for customers to use products from third parties such as us. We expect that semiconductors will become increasingly highly integrated, and if we cannot provide semiconductors that integrate the features or functions that our customers demand, we may be unable to compete effectively. In addition, some of our larger competitors may be able to provide greater incentives to customers through rebates and similar programs, which may make it difficult for us to gain or maintain market share. Furthermore, we compete with large semiconductor companies who offer a wide range of stand-alone and integrated semiconductor solutions in our markets and with companies that compete with us in one particular product or product family. As we enter new markets, we may face new competitors. Many of our current and potential competitors have longer operating histories and significantly greater financial, manufacturing, technical, marketing, sales and other resources than we do. This may allow them to respond more quickly than us to new or emerging technologies or changes in industry standards or customer requirements. In addition, these competitors may have greater credibility with our existing and potential customers. If we cannot compete effectively, we may be unable to increase or maintain revenue and market share.
          If our customers do not comply with the regulations of the countries in which they sell their products, they may be unable to continue to sell their products in those countries and their demand for our products may decline, which could have a material adverse effect on our revenue and results of operations.
          Our customers sell products in many different countries in the world. We cannot assure you that our customers have complied or will comply with regulatory requirements in all the countries in which they sell their products, and if such countries promulgate new regulations or more stringently enforce existing regulations, some of our customers may be unable to continue to sell their products in those countries. For example, in June 2009, the government of India announced that it was banning the import of mobile phones that lacked a valid international mobile equipment identity (IMEI) number, a unique 15-digit code that identifies a mobile phone. Some handset manufacturers, particularly “white box” manufacturers, have sold handsets without obtaining valid IMEI numbers or otherwise complying with all the regulatory requirements in the countries in which their handsets are sold, including India. If our customers, many of whom are “white box” manufacturers, are unable to continue to sell their products, demand for our products may decline, which could have a material adverse effect on our revenue and results of operations. Similarly, when the PRC government announced in December 2009 that it would require satellite television set-top boxes to meet conditional access system standards beginning in January 2010, our customers’ products that did not meet those standards were rendered obsolete. The resulting decline in demand for our customers’ set-top boxes in turn led to a drop in demand for our DVB-S satellite tuners and adversely affected our revenues and gross margin. In 2010, the Chinese government cracked down on certain Chinese handset manufacturers for not paying applicable import duties and for installing malware on their handsets, which disrupted production by these manufacturers and caused a slowdown in mobile phone shipments in June 2010, which in turn affected demand for our products.
          Changes in industry standards could limit our ability to sell our products and force us to write down our inventory.
          The markets for semiconductors are characterized by rapidly evolving industry standards. We must continuously develop new products or upgrade our existing products to keep pace with these evolving standards. Changes in industry standards, or the development of new industry standards, may make our products obsolete.
          Our products comprise only a part of an electronic device. All components of these devices must uniformly comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business.
          Where standards are controlled by the government, as in the PRC, changes in those standards can be difficult to predict, and they may be implemented without much advance notice, as when the PRC government announced in December 2009 that it would require satellite television set-top boxes to meet conditional access system standards beginning in January 2010. Even when standards will be phased out after considerable advance notice, however, the effect on demand for products that utilize those standards can be immediate. For example, after the PRC government announced in January 2009 that PRC operators would terminate personal handy-phone system (PHS) networking services by 2011, demand for PHS products dropped significantly in a short period of time, and we wrote down $0.8 million of PHS inventory in 2009 as a result.
          Because it is not practicable to develop products that comply with all current standards and new standards that may be adopted in the future, our ability to compete effectively will depend on our ability to select industry standards that will be widely adopted by the market and to design our products to support those relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards, and we may lose market share if we do not redesign our products quickly enough. If our products do not meet relevant industry standards that are widely adopted for a significant period of time, our results of operations, business, and prospects would be adversely affected.
          We do not expect to sustain our recent rates of growth in revenue.
          We have experienced significant growth in revenue in a short period of time. Our revenue increased from $13.7 million in 2007 to $55.5 million in 2008 and $118.4 million in 2009, and we recorded revenues of $191.2 million for 2010. We may not achieve similar rates of growth in revenue in future periods. You should not rely on our results of operations for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our results of operations could suffer and the trading price of our ADSs could decline. Although we were profitable for 2009 and for 2010, we cannot assure you that our results of operations will not be adversely affected in any future period.
          Our limited operating history may not serve as an adequate basis to assess our future prospects and results of operations.
          We have a limited operating history. We were founded in 2004 and our senior management and key employees have worked together at our company for only a few years. Our limited operating history makes the prediction of our future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. Our business model, technology and ability to achieve satisfactory financial results are unproven. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.
          If we are unable to manage our growth effectively, our business and financial results may be adversely affected.
          We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, foundries, distributors, and testing and packaging vendors. All of these endeavors will require substantial management efforts and skills and require significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results.
          We depend on independent foundries to manufacture our products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

          Access to foundry capacity is critical to our business because we are a fabless semiconductor company. We depend on a number of independent foundries to manufacture our semiconductor wafers, including Taiwan Semiconductor Manufacturing Company Limited (TSMC) in Taiwan, Semiconductor Manufacturing International Corporation (SMIC) in China, GlobalFoundries in Singapore and IBM in the United States for our “complementary metal oxide semiconductor” (CMOS) products and WIN Semiconductors in Taiwan and TriQuint in the United States for our gallium arsenide products.
          Because we outsource our manufacturing, we face several significant risks, including:
•	constraints in or unavailability of manufacturing capacity;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.
          For example, we were unable to secure enough manufacturing capacity for many of our products during the first six months of 2009. We had reduced our inventory levels in the fourth quarter of 2008 due to the uncertainty from the global financial crisis, and when there was an increase in customer orders in first six months of 2009, competition for foundry capacity from other fabless semiconductor companies prevented us from obtaining the manufacturing capacity that we needed. The shortage in manufacturing capacity caused delays in the shipment of our products, and some of our customers cancelled their orders as a result.
          The ability of foundries to provide us with semiconductor wafers is limited at any given time by their available capacity. We do not have a guaranteed level of manufacturing capacity with foundries and it is generally difficult to accurately forecast our capacity needs. We do not have a long-term agreement with foundries and we place our orders on a purchase order basis. As a result, if foundries raise their prices or are not able to meet our required capacity for various reasons, including natural disasters or shortages or delays in shipment of semiconductor equipment or materials used by foundries to manufacture our semiconductors, or if our business relationship with any of the foundries we currently use deteriorates, we may not be able to obtain the required capacity from it and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. For gallium arsenide products, such as our power amplifiers, WIN Semiconductors and TriQuint are currently the only two foundries that are able to meet our needs, and alternatives are unlikely to be available without significant effort by us and therefore will likely not be able to meet needs which we have not anticipated in advance. Furthermore, we have only one supplier for one of the key components for certain front-end modules and there is no viable alternative supplier for these components. If this supplier cannot supply these components in the amounts we require, we may not be able to meet the demand of our customers.
          Qualifying new foundries, if such are available, exposes us to additional risks. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Furthermore, the earthquake, tsunami and nuclear crisis in Japan may negatively impact the supply of materials from Japan to foundries which could result in foundries reducing production of materials for its customers, including us. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. It is possible that certain customers of the foundries we use may be larger than we are, or that have long-term agreements with such foundries, and as a result may receive preferential treatment from the foundries in terms of price, capacity allocation and payment terms. Reallocation of capacity by foundries to its other customers could impair our ability to secure the supply of semiconductors that we need, which could significantly delay our ability to ship our products, reduce our revenue, and damage our customer relationships. In addition, if we do not accurately forecast our capacity needs, foundries may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could adversely affect our business, results of operations or financial condition.
          If our third-party foundries do not achieve satisfactory yields or quality, our relationships with our customers and our reputation will be harmed.
          The manufacturing of semiconductor wafers is a complex and technically demanding process. The foundries we use have from time to time experienced manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by the foundries we use could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from the foundries we use could lead to defects, integration issues, or other performance problems in our products, which could cause us significant customer relations and business reputation problems, harm our financial results, and result in financial or other damage to our customers. Our customers could also seek damages from us for their losses, which would harm our reputation and our relationships with our customers.
          We may experience difficulties in transitioning to smaller geometry process technologies, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.
          To reduce our cost of revenues and improve our gross margin, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to redesign some of our products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We have completed migration from 130 nanometer to 110 nanometer geometry processes and are developing Bluetooth and other products to be manufactured using 55 nanometer processes in 2011. Shifting to smaller geometry process technologies or new manufacturing processes may result in reduced manufacturing yields, delays in product deliveries and increased expenses, particularly higher mask and prototyping costs as well as additional expenditures for engineering design tools and related computer hardware.
          We are dependent on our relationships with third-party foundries to transition to smaller geometry processes successfully. We cannot assure you that the foundries that we use will be able to effectively manage the transition in a timely manner, or at all, or that we will be able to maintain our existing foundry relationships or develop new ones. If we or any of our third-party foundries experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations.
          The loss of the services of our independent testing, and packaging vendors could significantly disrupt our shipments, harm our customer relationships and reduce our sales.
          We use a number of different independent vendors to carry out testing, and packaging functions, including United Test and Assembly Center Ltd (UTAC), Advanced Semiconductor Engineering, Inc. (ASE), Unisem (M) Bhd, Sigurd Microelectronics Co., Carsem (M) Sdn Bhd, Jiangsu Changjiang Electronics Technology and Nantong Fujitsu Microelectronics. We do not directly control our product delivery schedules or quality assurance and control. They also test and package products for other companies, including our competitors. We do not have long-term agreements with independent testing and packaging vendors that guarantee us access to capacity. We typically procure services from our vendors on a per-order basis. Since we do not have long-term agreements with the independent testing and packaging vendors that we use, they may give priority to orders from other customers when demand for their service is high. If any of our vendors experiences capacity constraints or financial difficulties, raises its prices, suffers any damage to its facilities, is acquired and restructures its business or terminates its relationship with us, or if there is any other disruption of testing and packaging capacity, we may have to seek alternative services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new vendors. We currently estimate that it would take us three to six months to locate and qualify a new testing and packaging vendor. Because of the amount of time that it takes us to qualify third-party testing and packaging vendors, we could experience significant delays in product shipments if we are required to find alternative vendors for our products on short notice. In addition, we may be required to pay higher testing and packaging costs. Any problems that we may encounter with the delivery or quality of our products could damage our reputation, cause us to lose customers, and adversely affect our business and financial results.
          Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.
          Our future success depends substantially on the continued efforts of our executive officers and key employees, especially Mr. Vincent Tai, our co-founder and chief executive officer, and Mr. Shuran Wei, our co-founder and chief technology officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we may not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between our executive officers and us, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “— Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”
          If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.
          Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the radio-frequency and mixed-signal semiconductor industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly-skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract, train, and retain qualified personnel, our business may be materially and adversely affected.
          Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
          As at March 14, 2011 entities affiliated with Warburg Pincus beneficially owned approximately 55.5% of our outstanding share capital. As a result, Warburg Pincus has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Warburg Pincus may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
          In addition, we are a “controlled company” as defined under Nasdaq Global Market rules because Warburg Pincus beneficially owns more than 50% of our outstanding ordinary shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules:
•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.
          As a result, our independent directors may not have as much influence over our corporate policy as they would if we were not a controlled company.
          Our products are becoming more complex and defects or errors in our products could result in unexpected expenses or loss of customers, adversely affecting our results of operations and market share.
          Highly complex products such as our radio-frequency and mixed-signal semiconductors and the related reference designs we provide to our customers may contain defects and errors when they are first introduced or as new versions are released. We have experienced these defects and errors from time to time in the past, and may again in the future. If any of these problems are not found until after we have commenced volume production of a new product, we may be required to incur additional development costs and product recall, repair and replacement costs. If any of our products sold to customers have reliability, quality, or compatibility problems, we may be unable to correct these problems in a manner satisfactory to our customers, if we are able to correct these problems at all. As our products become more complex, we face higher risk of undetected defects. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customers rejecting our products, damage to our reputation, lost revenue, diversion of development resources, and increases in customer service and support costs and other expenses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. In addition, defects in our existing or new products could result in significant support, repair or replacement costs, and divert the attention of our engineering personnel from our product development efforts.
          Our gallium arsenide semiconductors may cease to be competitive with CMOS-based alternatives.
          As a significant part of our product portfolio, we design and sell gallium arsenide semiconductor devices and components, principally power amplifiers and switches. The production of gallium arsenide semiconductors is more costly than the production of ones that use CMOS technology. Some of our competitors offer or are currently developing CMOS-based power amplifiers. If we do not continue to offer products that provide sufficiently superior performance to justify the cost differential, our results of operations may be materially and adversely affected. We expect the costs of producing gallium arsenide devices will continue to exceed the costs of producing their CMOS-based counterparts. CMOS-based semiconductor technologies are widely used process technologies for certain semiconductors and these technologies continue to improve in performance. We may not continue to identify products and markets that require performance attributes of gallium arsenide solutions.
          We will have difficulty selling our products if customers do not design our products into their product offerings.
          Our products are not sold directly to the end-users, but are components or subsystems of other products. Our products are generally incorporated into our customers’ products at the design stage. As a result, we rely on our customers to select our products from among alternative offerings to be designed into the products they sell. If they do not include our products in their designs, we will have difficulty selling our products. Even after a customer designs our products into the products it sells, the customer is not obligated to purchase our products and can choose at any time to reduce or discontinue their use of our products, for example if its own products are not commercially successful, or for any other reason. In addition, we often incur significant expenditures on the development of a new product without any assurance that our product will be designed into our customers’ products. Once a customer designs a competitor’s product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Our customers may not continue to design our products into their products or we might not be able to convert any such design into actual sales, either of which could materially and adversely affect our results of operations.
          Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation expenses or licensing expenses or be prevented from selling certain of our products if these claims are successful.
          In the ordinary course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights. We or our customers may be required to obtain licenses for such patents and if we need to license any such patents, we could be required to pay royalties on certain of our products. There can be no assurances that if we are required to obtain patent licenses to develop and sell our products, we will be able to obtain such patent licenses on commercially reasonable terms or at all, or if our customers are required to obtain such patent licenses, our customers’ businesses will not be adversely affected. Our inability to obtain these patent licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects.
          We have in the past received several claims that we have infringed on the intellectual property rights of other parties. Such other parties may bring lawsuits against us if we refuse to settle with them. Skyworks Solutions, Inc., a semiconductor company, has filed two lawsuits against us in the Beijing No. 1 Intermediate People’s Court claiming that we infringe two of their patents filed in China relating to the packaging of certain semiconductors. The Beijing No. 1 Intermediate People’s Court dismissed the two cases and

Skyworks Solutions, Inc. has appealed to the Beijing Higher People’s Court. We believe that we have not infringed any valid claims of either of the two patents and we are prepared to contest their appeals vigorously. We do not believe the outcome of the lawsuits would have a material adverse effect on our business or financial condition, as the total damages claimed in the two lawsuits amount to RMB2 million (approximately US$0.3 million, at an exchange rate of $1.00 for RMB6.6227 as of December 31, 2010) and the claims only specify one product, which is an older product that we no longer produce. We cannot assure you that we would prevail in the current lawsuits, amendments to the current lawsuits, or any additional lawsuits that may be brought against us in the future or that such lawsuits may not be material.
          Any litigation regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property litigation involves significant risks. Moreover, patent litigation has increased in recent years due to the increased numbers of cases asserted by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets. If there is a successful claim of intellectual property infringement against us, we might be required to pay substantial damages to the party claiming infringement, refrain from further sale of our products, develop non-infringing technology or enter into costly royalty or license agreements on an on-going basis or indemnify our customers. However, we may not be able to obtain royalty or license agreements on terms acceptable to us or at all. Parties asserting infringement claims may also be able to obtain an injunction against development and sale of our products that contain the allegedly infringing intellectual property. We are required under our distribution agreements to indemnify our distributors and customers for any losses they suffer or any costs they incur due to our products having infringed intellectual property rights. Any intellectual property litigation or successful claim could have a material adverse effect on our business, results of operations or financial condition.
          To the extent that we are subject to a patent infringement or other lawsuits in China, it may be difficult for us to evaluate the outcome of court proceedings and we may not enjoy the level of legal protection that we would in more developed legal systems. See “— Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”
          We rely upon third parties for technologies that are integrated into some of our products, and if we are unable to continue to use these technologies and future technologies, our ability to design and sell technologically advanced products would be limited.
          We rely on third parties for technologies that are integrated into some of our products. Our ability to keep pace with the rapidly evolving market depends on our ability to obtain such technologies from third parties on commercially reasonable terms to allow our products to remain competitive. If licenses to such technologies are not available on commercially reasonable terms and conditions, or such products become unavailable for any other reason, and we cannot otherwise integrate such technologies, our products or our customers’ products could become unmarketable or obsolete, and we could lose market share. In such instances, we could also incur substantial unanticipated costs or scheduling delays to develop or acquire substitute technologies to deliver competitive products.
          We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
          Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, and confidentiality agreements. It is possible that any patents held by us may be invalidated, circumvented, or challenged. There can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. Existing patents are granted for prescribed time periods and will expire at various times in the future. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.
          It is often difficult to create and enforce intellectual property rights in China. Even where adequate laws exist in China, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment or an arbitration award by a court of another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in China. In addition, the laws of other countries in which our products are sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technology.
          Any dispute involving intellectual property could also include our distributors or customers, which could trigger our indemnification obligations to them and result in substantial expense to us.
          In any dispute involving intellectual property, our distributors or customers could also become the target of litigation. Because we have undertaken in our distribution agreements to indemnify our distributors and customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger these indemnification obligations and result in substantial expenses to us. Such litigation could severely disrupt or shut down the business of our distributors and customers, which in turn could hurt our relations with them and cause the sale of our products to decrease.
          We currently sell substantially all of our products to customers through a small number of independent, non-exclusive distributors, which exposes us to substantial credit risk as well as to the risk of material disruption to our sales operations.
          We currently sell substantially all of our products to customers through a small number of independent, non-exclusive distributors. These include Auctus Technologies Group Limited, Arrow Asia Pac Ltd., China Achieve Limited and Giatek Corporation Ltd. Our distributors maintain inventories of our products, provide storage, shipping, and other services to us, and provide payment terms to our customers. Sales to Auctus Technologies Group Limited accounted for 53%, 58% and 44%, of our revenues in 2010, 2009 and 2008, respectively; sales to Arrow Asia Pac Ltd. accounted for 15%, 15% and 10%, of our revenues in 2010, 2009 and 2008, respectively; and sales to Giatek Corporation Ltd. accounted for 12%, 19% and 34%, of our revenues in 2010, 2009 and 2008, respectively. We entered into a distribution agreement with China Achieve Limited in September 2010, and we expect that sales to China Achieve Limited will account for more than 10% of our revenues in 2011. We do not expect sales to Giatek Corporation Ltd. to continue to account for more than 10% of our revenues in 2011. As of December 31, 2010, we had $22.7 million of accounts receivable, of which 63% were due from Auctus Technologies Group Limited and 19% were due from Arrow Asia Pac Ltd. As of December 31, 2010, we also had $35.5 million in inventory, some of which was held by our distributors. Our agreements with our distributors are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. If any of our distributors were to default on its obligations and fail to pay our invoices or ship our products in a timely fashion, we may be unable to collect our accounts receivable, recover our inventory, or complete sales to the customers who had placed orders through that distributor, and we may find it difficult to replace that distributor.
          We may be adversely affected by the cyclicality of the semiconductor industry.
          Our industry is highly cyclical and is characterized by short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue and result in us having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, testing, and packaging capacity.
          Demand for our products is highly dependent on the consumer electronics market, which is characterized by short product life cycles and subject to risks related to product transitions and supply of other components.
          We derive almost all of our revenue from products that are used in consumer electronic devices, particularly mobile handsets. The consumer electronics market in general and the mobile handset market in particular are characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles, and significant price competition. A decrease in demand for consumer electronics, especially a decrease in demand for mobile handsets, will also decrease demand for our products, which will adversely affect our business and results of operations.

          The global financial and economic crisis may adversely affect our business, results of operations and financial condition.
          The global financial markets experienced significant disruptions in 2008. It is unclear whether the recovery from the disruptions of 2008 is sustainable. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. More recently, there have been concerns over capital markets access, the solvency of certain European Union member states and unrest in the Middle East and Africa, which has resulted in higher oil prices and significant market volatility. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Demand for mobile handsets and other consumer electronics ultimately depends on employment and consumer spending, which have been less quick to respond to fiscal and monetary stimulus than have, for example, asset prices. Any prolonged slowdown in the Chinese economy or the economies to which our customers export their products may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our customers may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.
          Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the trading price of our ADSs.
          Our revenue and results of operations have fluctuated and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others:
•	changes in end-user demand for the products manufactured and sold by our customers;

•	the gain or loss of significant customers;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	new product announcements and introductions by our competitors;

•	incurrence of research and development and related new product expenditures;

•	intellectual property disputes;

•	loss of key personnel or the shortage of available skilled workers; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.
          The foregoing factors and other factors that might materially and adversely affect our quarterly or annual results of operations are difficult to forecast. We typically are required to incur substantial development costs in advance of a prospective sale with no certainty that we will ever recover these costs. A substantial amount of time may pass between the acceptance of our design and the generation of revenue related to the expenses previously incurred, which can potentially cause our results of operations to fluctuate significantly from period to period. In addition, a significant amount of our operating expenses are relatively fixed in nature due to our significant sales, research and development costs. If our strategies to reduce our costs through the development of products utilizing our integrated passive device technology and the migration to more advanced process technologies prove to be unsuccessful, our gross margin may decline.
          In the future, we may pursue selective acquisitions to complement our organic growth, which may not be successful and may divert financial and management resources from more productive uses.
          If we identify appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the semiconductor industry to further expand our business. If we decide to pursue a strategy of selective acquisitions, we may not be successful in identifying suitable acquisition opportunities or completing such transactions. Our competitors may be more effective in executing and closing acquisitions in competitive bid situations than us. Our ability to enter into and complete acquisitions may be restricted by, or subject to, various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities, or may require us to seek additional financing. We also may experience difficulties integrating acquired operations, technology, and personnel into our existing business and operations. Completed acquisitions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing business, and the potential loss of, or harm to, relationships with our employees as a result of our integration of new businesses. In addition, following completion of an acquisition, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of any synergy benefits on integration and/or the actual cost of delivering such benefits may exceed the anticipated cost. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.
          If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.
          In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2009, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to a failure to maintain effective controls over the period-end financial reporting process. As more fully described in “Item 15. Controls and Procedures”, following the identification of the material weakness, we adopted certain steps to improve our internal control over financial reporting.
          We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting. During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.
          If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the Nasdaq Global Market or other regulatory authorities. Any such action could adversely affect our financial results and the market price of our ADSs.
          We granted employee stock options and other share-based awards in the past and will continue to do so in the future. We recognize share-based compensation expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income.
          We adopted share incentive plans in August 2005 and November 2009 for the purpose of granting stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2005 plan, we were permitted to issue options to purchase up to 30,000,000 ordinary shares. As of March 14, 2011, we have granted options to purchase 29,883,933 of the ordinary shares reserved under the 2005 plan. Under the 2009 plan, we may issue restricted shares, restricted share units, or options to purchase up to 30,000,000 ordinary shares. As of March 14, 2011, 5,816,402 restricted share units and 794,213 restricted shares have been granted under the 2009 plan and are outstanding. As a result of these grants and potential future grants under the plan, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. We account for compensation costs for all stock options based on the fair market value on the grant date and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation will reduce our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.
          We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.
          As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products. We do not have any product liability insurance or business interruption insurance. Any business disruption, natural disaster, or product liability claim could result in our incurring substantial costs and diversion of resources, which would have an adverse effect on our business and results of operations.
          Risks Relating to Doing Business in China
          Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
          Substantially all of our assets and almost all of our customers are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.
          The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.
          While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our services and adversely affect our results of operations and financial condition.
          Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.
          The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiaries, RDA Shanghai and RDA Beijing, are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies in China. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. From time to time, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property), and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.
          Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.
          Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC should be considered a “resident enterprise” and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the enterprise income tax law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. This circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although this circular explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the PRC enterprise income tax law.
          Most of our net income on an unconsolidated basis is earned by RDA Technologies Limited, or RDA Hong Kong, our Hong Kong subsidiary. If the PRC tax authorities determine that RDA Hong Kong or any of our other non-PRC entities is a PRC resident enterprise for PRC enterprise income tax purposes, then the income of those entities could be subject to PRC tax at a rate of 25%, which could materially reduce our net income.
          Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Currently, dividend payments from our PRC subsidiaries to our Hong Kong subsidiary are subject to withholding tax at a preferential rate of 5% under the arrangement to avoid double taxation between Hong Kong and the central government of the PRC, while dividend payments are not subject to withholding tax in Hong Kong, the British Virgin Islands, or the Cayman Islands. If the PRC tax authorities determine that our Hong Kong subsidiary, our BVI subsidiaries, or our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, or if they determine that our Hong Kong subsidiary is not eligible for the preferential withholding tax rate, a higher rate of withholding tax may be assessed on our dividend payments, which could reduce the amount of dividends that we could pay to our shareholders, including the holders of our ADSs. Further, if we are classified as a PRC resident enterprise, dividends we pay to non-PRC resident shareholders will be subject to PRC withholding tax.
          Finally, foreign ADS holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether gains realized by our foreign ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ADSs.
          Our business benefits from certain tax incentives and government subsidies. Expiration or elimination of, or other adverse changes to, these tax incentives and subsidies could have a material adverse effect on our results of operations.

          The PRC government has provided various tax incentives and subsidies to domestic companies in the semiconductor industry, including RDA Shanghai and RDA Beijing, in order to encourage development of the industry. RDA Shanghai and RDA Beijing currently benefit from tax incentives provided by the PRC tax authorities in the form of preferential tax treatment. See “Operating and Financial Review and Prospects — Taxation.” The PRC tax authorities could reduce or eliminate any or all of these tax incentives at any time in the future, which could in turn have a material adverse effect on our financial condition and results of operations. Our research and development expenses have been partially offset by government research subsidies we have received from the PRC government authorities. For the years ended December 31, 2008, 2009 and 2010, we recorded $0.3 million, $0.3 million, $0.5 million government subsidies as a deduction to research and development expenses after all the conditions were met. As of December 31, 2009 and 2010, we recorded a deferred liability for cash subsidy received from the PRC government of approximately $0.3 million and $1.5 million, respectively, because the government had not commenced its inspection of the research and development projects qualified for these subsidies at the end of the respective periods. There can be no assurances that we will receive any subsidies in the future.
          The M&A rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
          Six PRC regulatory agencies promulgated regulations effective on September 8, 2006 that are commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
          PRC regulations relating to offshore investment activities by PRC residents may limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability under PRC law.
          The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC residents to register with local branches of SAFE if they use assets or equity interests in PRC entities as capital contributions to establish offshore companies, or if they inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas. In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an offshore company (referred to in the SAFE regulations as an “offshore special purpose company”) is required to further update that registration for such things as increases or decreases in the offshore special purpose company’s share capital, transfers or swaps of its shares, mergers, long-term equity or debt investments, and the creation of any security interest. Moreover, the PRC subsidiaries of that offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore special purpose company’s shareholders who are PRC residents, and do so in a timely manner.
          While our PRC counsel, Jun He Law Offices, has advised us that the aforementioned SAFE regulations do not apply to us as our corporate structure was not formed with any assets or equity interests in any PRC entities, we cannot assure you that SAFE shares the same view. If SAFE is of the view that any of our beneficial owners who are PRC residents are subject to the aforementioned SAFE regulations and such beneficial owners fail to make the required SAFE registration, our PRC subsidiaries may be prohibited from making distributions of profits to our Hong Kong subsidiary and from paying our Hong Kong subsidiary the proceeds from any reduction in capital, share transfer or liquidation, and we may also be prohibited from injecting additional capital into our PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability for our PRC shareholders and our PRC subsidiaries under PRC laws governing foreign exchange registration evasion.
          In the event that the aforementioned SAFE regulations are deemed applicable to us, we cannot assure you that all of our beneficial owners who are PRC residents would comply with a request from us to complete any required registrations. Restrictions on our ability to transfer money to or from our PRC subsidiaries would hinder our ability to fund our operations and manage our working capital, which could have a material adverse effect on our results of operations and our ability to distribute our profits to our shareholders.
          On March 28, 2007, SAFE issued further regulations requiring Chinese citizens who are granted stock options by an overseas publicly listed company to register with SAFE through a Chinese agent or Chinese subsidiary of the overseas publicly listed company and complete certain other procedures. We and our PRC employees who have been granted stock options, restricted share units and restricted shares will be subject to these regulations. Any failure of our PRC stock option holders, restricted share unit holders or restricted share holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.
          PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from making additional capital contributions or loans to our PRC subsidiaries.
          Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.
          Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.
          The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the Chinese government announced that it would increase RMB exchange rate flexibility, and the RMB has begun to appreciate against the U.S. dollar again. However, it remains unclear how much flexibility will be permitted.
          There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from the sale of our products into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.
          Risks Relating to Our ADSs
The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors
          The closing trading prices of our ADSs ranged from $9.87 to $17.57 in 2010. The trading price is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.
          In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:
•	variations in our revenue, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	fluctuations in market prices for our products.
          Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.
          If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.
          The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.
          The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
          Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in 2010 are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. As of March 14, 2011, we had 261,510,076 ordinary shares outstanding more than 80% of which will be available for sale upon expiration of the lock-up period. Subject to volume and other restrictions in Rule 144 and Rule 701 under the Securities Act. In connection with our initial public offering, we and our officers, directors and shareholders have agreed not to sell any ordinary shares or ADSs until May 9, 2011 (subject to extension under certain circumstances). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the market price of our ADSs could decline.
          We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences for U.S. holders.
          Depending upon the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. There can be no assurance that we will not be a PFIC for the current or any future taxable year, as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year. We do not believe we were a PFIC for the 2010 taxable year, but there can be no assurance that we would not be a PFIC for the current 2011 taxable year or any future taxable year. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Considerations” and “ — Passive Foreign Investment Company Rules.”
          If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, and you are a U.S. Holder (as defined in “Taxation — United States Federal Income Taxation”), you would generally be subject to imputed interest charges, characterization of a portion of any gain from the sale or exchange of our ADSs or ordinary shares as ordinary income, and other disadvantageous tax treatment with respect to our ADSs or ordinary shares. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Rules.”
          Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
          Our articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares to the extent there are available authorized but unissued preferred shares. These preferred shares may have special voting rights as compared to our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be diluted.
          You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
          We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law of the Cayman Islands (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
          The Cayman Islands courts are also unlikely:
•	to recognize or enforce against us judgments of courts of the United States based on civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on civil liability provisions of U.S. securities laws that are penal in nature.
          There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

          As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
          Certain judgments obtained against us by our shareholders may not be enforceable.
          We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”
          The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.
          As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.
          As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Market corporate governance listing standards.
          As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market corporate governance listing standards. However, Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and (if we chose to have one) our nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers.
          The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

          Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:
•	we have failed to timely provide the depositary with notice of meeting and related voting materials;
•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
•	the voting at the meeting is to be made on a show of hands.
          The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.
          You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.
          The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions that it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.
          You may not be able to participate in rights offerings and may experience dilution of your holdings.
          We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parities, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
          You may be subject to limitations on transfer of your ADSs.
          Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
          RDA Microelectronics, Inc. is a Cayman Islands-incorporated holding company with subsidiaries in the British Virgin Islands, China and Hong Kong.
          We were formed in January 2004 with the incorporation of Himix Technologies Incorporated in the British Virgin Islands. This entity changed its name to RDA Microelectronics, Inc. in March 2004 and adopted its current corporate name, RDA Microelectronics (BVI) Inc., in July 2008. We refer to this entity in this annual report as RDA Micro BVI.
          In April 2004, we established RDA Microelectronics (Shanghai) Co., Ltd., our first wholly-owned operating subsidiary in China, which we refer to as RDA Shanghai. In December 2005, we established another wholly-owned operating subsidiary in China, RDA Microelectronics (Beijing) Co., Ltd., which we refer to as RDA Beijing. Both RDA Shanghai and RDA Beijing primarily engage in research and development.
          In September 2005, we established RDA International, Inc., which we refer to as RDA International, in the British Virgin Islands.
          In November 2007, we established RDA Technologies Limited in Hong Kong. We refer to this entity as RDA Hong Kong. We currently sell the vast majority of our products through contractual arrangements between RDA Hong Kong and certain of the distributors that we currently use. RDA Hong Kong has been expanding its role to take on procurement, investment, strategic planning, and other functions, hire subcontractors on behalf of our company and hold intellectual property that we license and develop.
          We incorporated RDA Microelectronics, Inc., a Cayman Islands company, in May 2008. In August 2008, all of the then-existing ordinary and preferred shareholders of RDA Micro BVI exchanged their respective shares of RDA Micro BVI for an equivalent number of shares of RDA Microelectronics, Inc. in equivalent classes and RDA Micro BVI became a wholly owned subsidiary of RDA Microelectronics, Inc.
          We and certain selling shareholders of our company completed an initial public offering of 8,625,000 ADSs in November 2010. On November 10, 2010, we listed our ADSs on the Nasdaq Global Market under the symbol “RDA.”
          Our principal executive offices are located at Suite 302, Building 2, 690 Bibo Road, Pudong District, Shanghai 201203, People’s Republic of China. Our telephone number at this address is (86-21) 5027-1108. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, George Town, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, NY 10017.
          See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.
B. Business Overview
          We are a China-based fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors for a broad range of cellular, broadcast, and connectivity applications. We shipped our first product in 2005, and our diversified product portfolio currently includes power amplifiers, transceivers and front-end modules, FM radio receivers, set-top box tuners, analog mobile television receivers, walkie-talkie transceivers, LNB satellite downconverters and Bluetooth system-on-chip.
          Our core competency is the design of highly integrated, high-performance radio-frequency and mixed-signal system-on-chip. We have developed our core competency through a combination of technical know-how, system and application level knowledge and expertise in mixed-signal integrated circuits which convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Through internal development and licensing, we have assembled an extensive library of radio-frequency, mixed-signal, and digital signal processing building blocks which enables us to develop our comprehensive system-level intellectual property. Our system-level intellectual property includes FM, Bluetooth, WiFi, GPS, analog mobile television, CMMB, DAB, and other radio-frequency components including 2G and 3G transceivers, DVB-T and DVB-S tuners, and power amplifiers. Our technology platform, comprising all the above, enables us to improve our design efficiency, increase the productivity of our engineers and develop new products quickly to meet customer requirements.
          We currently have more than 600 customers, almost all of which are located in our primary market, China. Since our inception, over 1 billion units of our products have been incorporated into mobile handsets, set-top boxes, MP3 players and other wireless and consumer electronic devices and sold in China, Southeast Asia, India, the Middle East, Africa, Russia, and Latin America. Our customers include the top branded handset manufacturers in China, including ZTE, Huawei, Tianyu, and TCL, and the top design houses in China, including Longcheer, Huiye, Tinno and Wingtech.
          We recorded revenue of $55.5 million and net income of $0.7 million in 2008, revenue of $118.4 million and net income of $11.3 million in 2009, and revenue of $191.2 million and net income of $19.1 million in 2010. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Revenue” for a discussion of the seasonality of our revenues.
Industry Background
          Wireless Communications
          Over the past two decades, wireless communications technologies have evolved dramatically in response to the growth of the Internet, the spread of cellular and broadcast networks, and the emergence of video and data-intensive applications. The mobile handset market represents the largest market for radio-frequency and mixed-signal semiconductors in terms of volume. Mobile handsets increasingly incorporate a wide variety of functions, allowing end users to send text messages, e-mails and video clips, take photographs and video clips, access the Internet, use location-based services, pay bills, watch television or listen to the radio, and connect to other consumer electronic devices. Advances in performance and reduction in cost are also enabling the adoption of wireless communications technologies into other consumer electronics devices, such as netbooks, tablets and laptops, portable media players, portable navigation devices and e-book readers.
          Wireless communications technologies have evolved through generations of wireless protocols. Most mobile handsets are based on 2G (including 2.5G and 2.75G) technologies, while the increasing availability and adoption of 3G services will lead to greater demand for handsets based on 3G technologies.
          Rich Features Driving Product Cycle Growth of Mobile Handsets
          A parallel industry development has been the increasing connectivity, computing and multimedia capabilities of both 2G and 3G mobile handsets, broadly defined as smartphones or rich feature handsets. There is growing worldwide demand for smartphones, due to the sophisticated computing capabilities, enhanced user interfaces, rich multimedia experiences, and proliferation of internet-centric applications of these devices. The creative use of these features enhances user experience and drives the sale of both 2G and 3G mobile handsets. The attach rates of these rich features are growing, and we believe most of these features will eventually become standard offerings in 2G and 3G mobile handsets.
          Technical Challenges to Wireless Semiconductor Vendors
          As mobile handset designs incorporate more diverse functions and advanced computing capabilities, manufacturers compete to include the largest number of functions while minimizing space requirements and power consumption. This creates two significant challenges for semiconductor companies. The first challenge is how to use the most advanced process technology to develop powerful processors that can run increasingly complex software to deliver sophisticated computing, multimedia and graphics on mobile handsets. This challenge is addressed by baseband and application processor companies using digital semiconductor technologies. The second challenge lies in integrating multiple radio-frequency and mixed-signal technologies into complex wireless system-level products. Radio-frequency and mixed-signal technologies do not scale down in form factor at the same rate as digital semiconductor technologies. Also, the more feature- and function-rich the wireless system-level product, the greater the amount of signal interference generated from the digital portion of the chip. Accordingly, the design turnaround time, development cost and technical difficulty of integrating radio-frequency and mixed-signal technologies are significantly greater. To effectively address these challenges requires expertise in both radio-frequency and mixed-signal semiconductor design.
          Industry Significance of Branded and White Box Manufacturers from China
          Chinese domestic branded and “white box” mobile handset manufacturers have grown significantly. “White box” refers to products sold under a “no-name” brand or without a brand name. In addition to serving the domestic market, Chinese mobile handset manufacturers have significantly increased their exports to other emerging markets, and we expect this trend to continue.
          We believe that the evolution of China-based mobile handset manufacturers mirrors past trends in other consumer electronics markets such as the DVD, MP3, set-top box and television markets. The availability of low-cost manufacturing capacity, independent handset design houses to which manufacturers can outsource design functions, and turnkey semiconductor solutions has reduced the initial upfront development effort and cost, thereby significantly reducing entry barriers. Development costs have fallen, development cycles have shortened from one or two years to an average of one or two months, and distribution costs have also declined substantially.
          Initially, the majority of Chinese mobile handset manufacturers targeted domestic consumption. As the domestic market in China developed, branded manufacturers grew in market share relative to the white box manufacturers. At the same time, significant demand existed in the export markets, primarily in emerging markets, which has led to further expansion of total mobile handset shipment volumes by Chinese manufacturers. Exports include both branded manufacturers in China seeking international business on a private-label basis with mobile operators and leading brands in these export markets, as well as white box manufacturers that sell internationally on a no-name basis.
          Challenges to Wireless Semiconductor Vendors in China
          The net effect of these developments has been a dramatic growth in the number of new mobile handset manufacturers in China, with a correspondingly steep increase in the total mobile handset shipments by these China-based manufacturers. We believe the rise of the Chinese branded and white box manufacturer is a globally disruptive industry trend. Wireless semiconductor companies need to compete on fundamentally different parameters to address customers in this target market.
          Mobile handset manufacturers in China have different requirements than those based elsewhere, such as: different product cost/performance trade-offs due to generally lower levels of affordability and lower priced products in emerging markets; higher levels of customer support for handset manufacturers due to lower levels of internal design skills of many Chinese mobile handset manufacturers; flexible logistic and distribution arrangements due to the different wholesale and retail-level distribution structures of their end markets; and accelerated product cycles due to different competitive dynamics and time-to-market pressures. Additionally, as these manufacturers have become more sophisticated about handset design, they are increasingly purchasing radio-frequency and mixed-signal semiconductors based on the specific merits of a vendor’s solution rather than relying on the generic reference design framework provided by their baseband integrated circuit vendors.
          Multinational semiconductor companies with a global customer and product development model, serving handset manufacturers that are focused on developed markets, may face certain challenges in adapting to the requirements of the China market. We believe this has created an advantage for locally based semiconductor suppliers, such as ourselves, who are closer to the customers, better understand the market environment, and can build their business to address the needs of customers with these different requirements.
Products
          We design, develop, and market radio-frequency and mixed-signal semiconductors for a broad range of cellular, broadcast, and connectivity applications in consumer electronics devices, principally in mobile handsets.

          Cellular Products.
          Our cellular products, including power amplifiers, switches, and transceivers for mobile handsets, comprise the basic platform for wireless voice, data or video transmission used on 2G and 3G family of standards. The transceiver sits between the power amplifier and the baseband and plays an important role in reception quality. The power amplifier amplifies the radio signal from the transceiver and sends the output through the antenna, while the switch allows multi-band power amplifiers and multi-band receivers to share the same antenna. The power amplifier is a key component of the mobile handset because the efficiency of the power amplifier affects the battery life. We have introduced one of the first power amplifier modules that employs integrated passive device (IPD) technology, thereby eliminating multiple passive discrete components that are incorporated in a traditional power amplifier module. This significantly reduces the cost and module size, while providing improved yields and higher reliability and utilizing standard packaging capacity. We are also working on power amplifier modules for 3G application which are 3mm x 3mm packaged, whose multi-level power level efficiency are optimized for overall power efficiency. We already have 6mm x 6mm packaged linear EDGE power amplifier modules with good linearity and efficiency.
          The following table shows our principal cellular products currently in production, in each case showing the first year of volume production:

Cellular Products	Year
GSM power amplifier module	2007
GSM power amplifier module with high power output	2008
GSM/EDGE power amplifier module	2009
3G switch module	2009
Radio frequency switch	2009
GSM power amplifier and switch module (IPD)	2010
TD-SCDMA/GSM amplifier module	2010

SCDMA transceiver	2006
PHS transceiver	2007
GSM transceiver	2008
TD-SCDMA/GSM dual-mode transceiver	2009
TD-SCDMA transceiver	2010
EDGE transceiver	2010
          Broadcast Products.
          Our broadcast products, including radio and television receivers and tuners, receive rich media content via broadcast technology on mobile handsets, set-top boxes, portable media players, and other devices. Our FM radio receivers are highly integrated single-chip broadcast FM stereo radio receivers with a small form factor. They permit reception of FM broadcasts through mobile handsets, portable media players, and other portable devices. Our latest FM product has a receiver and transmitter, which allows the user to share music with others wirelessly. Our DVB-S tuner is a fully integrated satellite set-top-box tuner compliant with the DVB-S and DVB-S2 and China’s ABS-S standards and can provide all of the radio-frequency functions in set-top boxes. Our more recently introduced DVB-T tuner offers phase noise reduction and low implementation cost, and its fully integrated design reduces board space requirements and simplifies radio-frequency layout, thus lowering system cost. We also began volume shipment of our LNB satellite downconverter and our analog mobile television receiver for mobile handsets. Our LNB satellite downconverter can convert 10 gigahertz satellite signals into a lower frequency which set-top boxes can receive and replaces the traditional discrete components, which improves factory throughput and product consistency. Our analog mobile television receiver is a fully integrated system-on-chip that allows the user to receive analog television broadcasts on a mobile handset or other mobile device.
          The following table shows our principal broadcast products currently in production, in each case showing the first year of volume production:

Broadcast Products	Year
FM radio receiver	2007
FM radio receiver with radio data system	2008
AM/FM radio receiver	2009
FM radio receiver and transmitter	2009

Broadcast Products	Year
Analog mobile television receiver system-on-chip	2010

DVB-S satellite tuner	2007
DVB-S2 satellite tuner	2008
LNB satellite downconverter	2009
DVB-T tuner	2010
          Connectivity Products.
          Connectivity products are products that enrich user experience by incorporating additional two-way communications features into mobile handsets and other devices. We produce highly integrated Bluetooth system-on-chip with radio transceiver and baseband processor that are compliant with Bluetooth 2.1 + EDR specification and provide an optimal solution for data and voice applications. Bluetooth functionality in a mobile device allows the user to connect to an earphone or a hands-free car speaker phone or to share files with other mobile devices. We have succeeded in integrating Bluetooth with an FM radio receiver as a system-on-chip. We are also working on a Bluetooth system-on-chip for headsets and a WiFi + Bluetooth + FM system-on-chip for mobile handset applications for possible introduction in 2011.
          The following table shows our principal connectivity products currently in production, in each case showing the first year of volume production:

Connectivity Products	Year
Bluetooth system-on-chip for mobile handsets	2009
Bluetooth + FM system-on-chip for mobile handsets	2010

Walkie-talkie transceiver for family radio service applications	2009
Walkie-talkie transceiver for professional applications	2010
Technology
          We have developed high-performance CMOS-based radio-frequency and mixed-signal technology and gallium arsenide-based technology. CMOS, which stands for “complementary metal oxide semiconductor,” is the most common technology for manufacturing semiconductors and enables us to produce low cost, power efficient products. The gallium arsenide (or GaAs) fabrication process is more expensive, but it has advantages for designing semiconductors for certain products, including particularly power amplifiers, because it provides greater linearity and higher power output.
          We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We have completed migration from 130 nanometer to 110 nanometer geometry processes and are developing Bluetooth and other products to be manufactured using 55 nanometer processes in 2011.
          An integrated wireless product is typically partitioned into three major components: the controller, the radio-frequency component, and the digital signal processing component. We believe that the primary complexity of creating larger wireless system-level products is with the radio-frequency and digital signal processing components, which requires expertise in analog and mixed-signal technologies. The majority of our engineers specialize in radio-frequency and digital signal processing design. Implementation-level techniques for our radio-frequency and digital signal processing blocks are refined every time we tape out a new product, allowing us to further improve device performance and reduce die sizes. We develop the controllers by using CPUs licensed by third parties like ARM or MIPS, and protocol and software stacks we developed, licensed or acquired. We believe that we have considerable expertise in both front-end design and back-end layout. In radio-frequency design, front-end design (i.e., circuit topology) determines the ultimate performance limitations, and back-end layout determines to what degree this performance can be achieved.
          We have built a wireless system-on-chip technology platform that we can utilize to increase design efficiency and raise the productivity of our engineers. This allows us to achieve shorter product cycles and faster time-to-market.

Customers
          We currently have more than 600 customers, almost all of which are located in China. We sell our products primarily to mobile handset design houses and manufacturers, set-top box design houses and manufacturers, and other consumer electronics manufacturers. Over 1 billion units of our products have been incorporated into mobile handsets, set-top boxes, MP3 players and other consumer electronic devices and sold to consumers in China, Southeast Asia, India, the Middle East, Africa, Russia, and Latin America. Our customers include the top 10 branded handset manufacturers in China, including ZTE, Huawei, Tianyu, and TCL, and the top design houses in China, including Longcheer, Huiye, Tinno and Wingtech.
          We have a diversified customer base and none of our customers accounted for 10% or more of our revenue in 2008, 2009 or 2010. Our ten largest customers accounted for 32.2% of our revenue for 2008, 30.7% for 2009 and 32.0% for 2010.
          We contact our customers frequently, sometimes on a weekly basis, to assess their needs, and we adjust inventory levels and foundry orders accordingly. However, guidance we receive from our customers about future orders is not binding until they actually place an order. See “Risk Factors — Risks Related to Our Business — Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have negative effects on our inventory levels, sales and results of operations.”
          We currently sell substantially all of our products through a small number of independent, non-exclusive distributors. These include Auctus Technologies Group Limited, Arrow Asia Pac Ltd., China Achieve Limited and Giatek Corporation Ltd. These distributors provide storage, shipping, and other logistical services to us and provide financing to our customers. Sales to Auctus Technologies Group Limited accounted for 53%, 58% and 44%, of our revenues in 2010, 2009 and 2008, respectively; sales to Arrow Asia Pac Ltd. accounted for 15%, 15% and 10%, of our revenues in 2010, 2009 and 2008, respectively; and sales to Giatek Corporation Ltd. accounted for 12%, 19% and 34%, of our revenues in 2010, 2009 and 2008, respectively. We entered into a distribution agreement with China Achieve Limited in September 2010, and we expect that sales to China Achieve Limited will account for more than 10% of our revenues in 2011. We do not expect sales to Giatek Corporation Ltd. to continue to account for more than 10% of our revenues in 2011. We have used other distributors in the past, and may use other distributors in the future. While we issue invoices to our distributors and ship products to them, we do not consider them to be customers. Only in limited cases do we sell directly to our customers.
          We have entered into distribution agreements with each of our distributors. Under the terms of these agreements, we provide a one-year warranty on our products to the customers who buy through our distributors. We refund the net purchase price for any defective products returned under the warranty. We undertake to indemnify the distributors for any losses they suffer or any costs they incur due to our conduct or defects in our products, and to indemnify both the distributors and our customers for any losses they suffer due to our products having infringed intellectual property rights. We warrant to our distributors that we are the owner or licensee of all intellectual property incorporated in our products. Our distribution agreements are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. In the event of termination, we are required to repurchase unsold inventory from the distributor, and if the distributor terminates without cause, the repurchase price will be reduced by a 5% handling charge.
          We decide what products will be available through our distributors, what prices the distributors pay for products, and what prices the customers pay for products. We bill the distributor at the time that the products are shipped to the distributor, and we require payment from distributors within 30 to 60 days. (For the small number of direct sales to customers, we require payment within 60 days.) Because the distributors may return any unsold products of ours for a full refund, we do not book revenue until the products are sold to customers and we treat products shipped to distributors as our inventory. We generally maintain about four weeks’ inventory for each product, some of which is held by our distributors.
Sales and Marketing
          We market our products through our direct sales force and through independent distributors. We organize our direct sales force by region and have sales teams based in Beijing, Shanghai, Shenzhen and Korea.
          We believe our sales force and distributors’ industry knowledge helps make targeted approaches to potential customers more efficient and more effective than mass marketing and advertising, in particular because we must invest significant time and effort into completing a sale after we have initially identified and approached a potential customer.
          Due to the complex and innovative nature of our products, our experienced field application engineers work closely with customers during the design process. A considerable amount of effort is typically required prior to any sale to assist the customer in incorporating our products into its design. We provide our customers with reference designs for complete systems integration including schematics, printed circuit board layout files and software to accelerate time to market and facilitate the design-in and application customization of our products in their devices.
          Our field application engineers (and, when necessary, our R&D engineers) also provide on-site technical support to our customers both before and after sales are made.
Competition
          As we target and supply products to multiple markets and applications, we face competition from a large number of firms. We compete with MediaTek in a number of products related to mobile handsets in China as well as with multinationals such as Broadcom, Infineon, and STMicroelectronics that offer a broad line-up of stand-alone and integrated semiconductor solutions. In addition, there are companies that we compete with in one particular product or product family, such as RF Micro Devices and Skyworks in power amplifiers; NXP and Silicon Laboratories in FM radio receivers; Maxim and Zarlink in DVB-S tuners; Maxim, MaxLinear and NXP in DVB-T tuners; Telegent in analog mobile television receivers; and CSR plc in Bluetooth solutions. As we enter new markets, we may face new competitors.
          The markets for semiconductors generally, and for radio-frequency and mixed-signal semiconductors in particular, are intensely competitive. We anticipate that the market for our products will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent product introductions. We must continually design, develop and introduce new products with improved features to be competitive. We believe the principal competitive factors in our industry are:
•	level of integration;
•	price;
•	short design cycle;
•	customer support;
•	features and functionalities;
•	die size and form factor; and
•	performance, including reliability and power consumption.
          Many of our competitors and potential competitors have longer operating histories, greater brand recognition, access to larger customer bases, complementary product offerings, and significantly greater financial, sales and marketing, research and development, manufacturing, distribution, technical and other resources than we do. Current and potential competitors have established or may establish financial and strategic relationships between themselves or with our existing or potential customers, suppliers, or other third parties. Our competitors may also offer bundled products, which may negatively impact our competitive position despite the technical merits or advantages of our products. In addition, our customers could develop products or technologies internally that would replace their need for our products and would become a source of competition.
Intellectual Property
          Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality agreements. As of March 14, 2011, we have 48 patents issued by the State Intellectual Property Office of the PRC in the integrated circuit field and an additional 67 patent applications pending. There can be no assurance that patents will ever be issued with respect to these applications. We claim copyright protection for proprietary documentation for our products. We have registered the visual images of eight integrated circuits with the State Intellectual Property Office of the PRC and one additional application pending. We have also registered the “RDA” logo as a trademark in China. We rely in some circumstances on trade secrets to protect our technology.
          With respect to the proprietary rights to our intellectual property, we have entered into research and development service agreements with our two PRC operating entities, RDA Shanghai and RDA Beijing, under which all intellectual property to the technologies developed in the process of rendering research and development services by RDA Shanghai or RDA Beijing shall be owned by our offshore entities, RDA Micro BVI and RDA International.
          We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. Furthermore, it is often difficult to create and enforce intellectual property rights in China. In addition, the laws of other countries in which our products are sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. See “Risk Factors — Risks Related to Our Business — We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”
          We license some of the intellectual property that we use in our business. We have a non-exclusive license for certain semiconductor technology that we believe to be material to our business under a license agreement with ARM Limited. This agreement has an indefinite term and remains valid unless terminated by either party. The agreement may only be terminated by ARM under certain specified circumstances, including a material breach by us that cannot be remedied or is not remedied within 60 days or winding-up or similar proceedings by or against us. ARM is obligated to provide us with updates, support, and commercially reasonable efforts to correct any defects in the technology they license to us. Our non-exclusive license with ARM Limited has been renewed under two annexes to the license agreement dated June 22, 2009.
          We have also entered into a three-year non-exclusive license agreement with Silicon Labs effective May 12, 2010, under which we license certain intellectual property that we believe to be material to our business relating to FM and AM/FM integrated circuits. We and Silicon Labs also released and discharged each other from any claims of patent infringement occurring on or prior to the effective date of the agreement, subject to compliance with the terms of the agreement. We have also promised not to assert any infringement claims against Silicon Labs or its customers during the term of this agreement, and we have agreed with Silicon Labs to negotiate in good faith to license to Silicon Labs the right to manufacture (or have manufactured) and to sell our satellite tuner integrated circuits. Neither we nor Silicon Labs can terminate this agreement without the express written agreement of the other party, except for cause.
          Many participants in the semiconductor and electronics industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. We may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time. Any such litigation could materially adversely affect us. See “Risk Factors — Risks Related to Our Business — Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation expenses or licensing expenses or be prevented from selling certain of our products if these claims are successful.”
Manufacturing
          We use third-party foundries and independent testing and packaging vendors to manufacture, test and package our products. This outsourced manufacturing approach allows us to focus our resources on the design, sale, and marketing of our products. Our engineers work closely with the foundries we use and other subcontractors to increase yield, lower manufacturing costs, and improve product quality.
          Wafer Fabrication.
          We use industry-standard CMOS manufacturing process technology for our radio-frequency semiconductors and gallium arsenide technology for our power amplifier semiconductors. We use a number of different foundries to fabricate our semiconductor wafers, including Taiwan Semiconductor Manufacturing Company (TSMC) in Taiwan, Semiconductor Manufacturing International Corporation (SMIC) in China, GlobalFoundries in Singapore and IBM in the United States for our CMOS semiconductors and WIN Semiconductors in Taiwan and TriQuint in the United States for our gallium arsenide semiconductors. We have completed migration from 130 nanometer to 110 nanometer geometry processes and have other products in development to be manufactured using 55 nanometer processes in 2011. We believe that we are not dependent on any single foundry for our fabrication needs. However, the number of foundries worldwide that can meet our fabrication needs is limited, especially for gallium arsenide.
          Testing and Packaging.
          Upon the completion of silicon processing at the foundry, we forward the finished silicon wafers to our third-party subcontractors for testing and packaging. We use a number of different subcontractors to carry out testing and packaging functions, including United Test and Assembly Center (UTAC), Advanced Semiconductor Engineering (ASE), Unisem, Sigurd Microelectronics, Carsem (m) Sdn Bld, Jiangsu Changjiang Electronics Technology and Nantong Fujitsu Microelectronics. The market for outsourcing testing and packaging services is less concentrated than the market for foundry services, and we believe that we are not dependent upon any single subcontractor for our testing and packaging needs. We develop our own tests for our subcontractors to use in testing our products.
          Quality Assurance.
          We have implemented significant quality assurance procedures to assure high levels of product quality for our customers. We closely monitor the work-in-progress information and production records maintained by our suppliers, and communicate with our third-party subcontractors to assure high levels of product quality and an efficient manufacturing time cycle. Upon successful completion of the quality assurance procedures, all of our products are stored and shipped to our customers or distributors directly from our third-party subcontractors in accordance with our shipping instructions.
          We do not have long-term agreements with foundries or with testing and packaging vendors. We typically have to place orders with foundries eight or more weeks before we can receive the finished products, and we generally maintain four weeks’ inventories to accommodate anticipated demand. Meanwhile, we typically sell products pursuant to purchase orders and do not have long-term purchase commitments. See “Risk Factors — Risks Related to Our Business — Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have negative effects on our inventory levels, sales and operating results.”
Research and Development
          We have 127 R&D engineers (96 of whom have advanced degrees) as of December 31, 2010, compared to 109 R&D engineers as of December 31, 2009 and 101 R&D engineers as of December 31, 2008. We generally recruit directly from universities, typically graduates with advanced degrees, because we find that skills developed with other semiconductor designers are not necessarily transferable to our business. In many cases, the R&D engineers who originally developed a product are also directly involved in supporting the customers who use it.
          Our Shanghai operating subsidiary, RDA Microelectronics (Shanghai), Inc., has been certified in conformity with the ISO 9001:2008 standard in its research and development of wireless communication circuitry.
          We incurred research and development expenses of $13.2 million, $14.5 million and $25.8 million in 2008, 2009 and 2010, respectively.
Insurance
          We maintain various insurance policies to safeguard against risks and unexpected events. We insure the shipment of our products at each stage from the foundry to the subcontractors to the distributors, but we do not insure the products that are held by the subcontractors or distributors. We bear the risk of loss when our products are being tested and packaged by our subcontractors, but our distributors bear the risk of loss when they hold the finished products in inventory for us. We have purchased all risk property insurance covering certain property, principally our lab testing equipment. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. In addition, we provide group life insurance for all our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other technology companies of similar size in China.
REGULATION
          The semiconductor industry in China is subject to a number of laws and regulations. This section summarizes the principal PRC regulations currently relevant to our business and operations in China.
Regulations and Policies that Encourage the Development of Semiconductor Design Companies
          China has had preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning integrated circuit design enterprises since 2000. On January 28, 2011, the State Council promulgated a notice regarding measures to encourage the development of the software and integrated circuit industry which, among other things, further stipulates and/or restates encouragement policies in respect of the integrated circuit design industry.
Accreditation of Integrated Circuit Design Enterprises
          Duly accredited integrated circuit design enterprises may qualify for certain preferential industrial policies. In order to obtain accreditation, an integrated circuit design enterprise must:
•	be a legally established enterprise whose principal business is semiconductor design;
•	possess adequate production and quality assurance capabilities; and
•	generate more than 30% of its total annual revenue from the design of semiconductor products and integrated circuit design services.
          The Ministry of Industry and Information Industry is the authorized examination and approval administration for accreditation of integrated circuit design enterprises and has designated the China Semiconductor Industry Association and two other agencies to conduct the accreditation of integrated circuit design enterprises.
          We conduct our integrated circuit design in China through RDA Shanghai and RDA Beijing, which were initially accredited as integrated circuit design enterprises by the Ministry of Industry and Information Industry of China in 2007 and 2008 respectively. Both these entities have passed the latest annual review of such accreditation and therefore are still eligible for the preferential tax treatment discussed below.
Foreign Investment Policy
          Foreign investment in integrated circuit design falls into the “encouraged” category and may be eligible for certain types of preferential treatment.
Preferential Taxation Policies
          Integrated circuit design enterprises are treated as software enterprises for purposes of tax treatment.
          Exemption of Customs Duties and Import-Related Value-Added Tax. An integrated circuit design enterprise generally does not need to pay customs duty or import-related value-added tax on any imported equipment necessary for its own use or any technology, ancillary parts and spare parts that are included in the contract for the equipment, except where such equipment, technology and parts are specifically identified as ineligible for the exemption. RDA Shanghai and RDA Beijing have in the past applied for and successfully obtained exemptions from customs duty and import-related value-added tax and expect to continue to apply for such exemptions in accordance with relevant regulations in the future.
          An integrated circuit design enterprise may have semiconductors that are designed by the integrated circuit design enterprise itself with independent intellectual property rights manufactured or processed overseas if such semiconductors could not be manufactured in China. The import-linked value-added tax levied on these semiconductors is set at 17%. RDA Shanghai and RDA Beijing do not import semiconductors.

          Enterprise Income Tax. An accredited integrated circuit design enterprise is entitled to take advantage of the preferential policies for enterprise income tax. From the year in which an integrated circuit design enterprise first has positive accumulated earnings, it is exempted from enterprise income tax for two years and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years. In addition, a qualified high-technology company may benefit from a preferential tax rate of 15% as a “high and new technology enterprise” if it owns its core intellectual properties and belongs to one of the enumerated industries. RDA Beijing and RDA Shanghai have each qualified as a “high and new technology enterprise,” and RDA Shanghai is currently in the process of renewing its qualification as a “high and new technology enterprise.”
          RDA Shanghai used the last year of its five-year full and partial exemption as an accredited integrated circuit design enterprise in 2009. It was subject to a preferential enterprise income tax rate of 15% for 2010 as a high and new technology enterprise. If RDA Shanghai fails to maintain its qualification as a high and new technology enterprise, its enterprise income tax rate will increase to 25%, respectively. RDA Beijing is still eligible for two more years of its 50% exemption as an accredited integrated design enterprise in 2011 and 2012.
          Integrated circuit design enterprises also benefit from other forms of preferential tax treatment in addition to the five-year full and partial exemption discussed above. A tax refund to an integrated circuit design enterprise enjoying the value-added tax policy of immediate refund upon payment, if used in the research and development of software products and in the expansion of production, is not regarded as taxable income for enterprise income tax and will not be subject to the enterprise income tax. Furthermore, the actual amount of the employee training expenses of a integrated circuit design enterprise may be deducted in the calculation of its taxable income.
          Business Tax. Revenues generated from services provided by enterprises, including from technical, consulting and other services, are generally subject to PRC business tax. Revenue from technical services related to technology development and transfer can be exempted from this business tax, subject to governmental approval. We have been successful in obtaining exemptions from business tax on services revenue in the past.
Intellectual Property Protection for Semiconductors
          China has adopted legislation related to intellectual property rights, including the Patent Law (in 1984), the Copyright Law (in 1990), and the Trademark Law (in 1982). China is also a signatory to the main international conventions on intellectual property rights, including the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization and the Washington Treaty on Intellectual Property in Respect of Integrated Circuits, and China became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.
          We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality procedures. As of March 14, 2011, we have 48 patents issued by the State Intellectual Property Office of the PRC in the integrated circuit field and an additional 67 patent applications pending.
Protection of Integrated Circuit Layout Design
          Under the 2001 Regulations for the Protection of the Layout Design of Integrated Circuits, an integrated circuit layout design is defined as a three-dimensional configuration in a semiconductor that has two or more components, at least one of which is an active component, and part or all of the interconnected circuitry or the three-dimensional configuration has been prepared for the production of semiconductors.
          The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies who are creators of an integrated circuit layout design and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.
          A holder of proprietary rights in a layout design may:
•	duplicate the entire protected layout design or any part of the original design; and
•	use the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit commercially.
          The proprietary rights are valid after the layout design is registered with the State Intellectual Property Office of the PRC.

          Proprietary rights in a layout design are granted for ten years, commencing from the earlier of the date of the application for registration of the layout design or the first date of its commercial use anywhere in the world. However, a layout design is not entitled to any protection beyond 15 years from the time of its creation, regardless of when the layout design is registered or put into commercial use. The holder of the proprietary rights may transfer those rights to another party or grant permission for use of the design.
          The State Intellectual Property Office decides on applications for registration of layout designs. An application must be made within two years of the design being put in commercial use anywhere in the world, or the application will be rejected.
          As of March 14, 2011, we have registered eight integrated circuit layout designs in China and one additional application pending.
Compulsory Licenses for Exploitation of Semiconductor Patents
          A company may request the State Intellectual Property Office to grant a compulsory license to use a patent if: (i) the patentee, after the lapse of three full years from the date when patent is granted and after the lapse of four full years from the date when a patent application is filed, fails to exploit or to fully exploit the patent without any justifiable reason; or (ii) the patentee’s act of exercising the patent rights is determined as a monopolizing act and the compulsory license would eliminate or reduce the adverse consequences of the monopolizing act on competition. A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses and subject to the circumstance described in item (ii) above.
          The Intellectual Property Administration Department of the State Council may grant a non-voluntary license to use a layout design in the event of a national emergency or any extraordinary state of affairs, where public interest so requires, or where the holder is engaging in unfair competition that requires a remedy, as determined by a court or the Department of Supervision and Inspection against Unfair Competition. The scope and duration of the license will be determined in accordance with the reasons justifying the grant. The scope shall be limited to non-commercial use for public purposes or to remedy the holder’s unfair competitive actions.
          Our PRC patents and layout designs may be subject to the compulsory licenses in accordance with the relevant regulations.
Regulations on Foreign Exchange
          The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under these regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments, and investments in securities outside of China, unless the prior approval of SAFE is obtained and prior registration with SAFE is completed.
          On August 29, 2008, SAFE issued a circular regulating the conversion of foreign currency into RMB by a foreign-invested company by restricting how the converted RMB may be used. The circular requires that the registered capital of a foreign-invested enterprise settled in RMB that is converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe penalties, such as heavy fines.
Regulations on Dividend Distribution
          Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds, at their discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

SAFE Regulations on Offshore Special Purpose Companies
          The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC residents to register with local branches of SAFE if they use assets or equity interests in PRC entities as capital contributions to establish offshore companies, or if they inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas. In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an offshore company (referred to in the SAFE regulations as an “offshore special purpose company”) is required to further update that registration for such things as increases or decreases in the offshore special purpose company’s share capital, transfers or swaps of its shares, mergers, long-term equity or debt investments, and the creation of any security interest. Moreover, the PRC subsidiaries of that offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore special purpose company’s shareholders who are PRC residents, and do so in a timely manner.
          While our PRC counsel, Jun He Law Offices, has advised us that the aforementioned SAFE regulations do not apply to us as our corporate structure was not formed with any assets or equity interests in any PRC entities, we cannot assure you that SAFE shares the same view. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulations relating to offshore investment activities by PRC residents may limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability under PRC law.”
          On March 28, 2007, SAFE issued further regulations requiring Chinese citizens who are granted stock options by an overseas publicly listed company to register with SAFE through a Chinese agent or Chinese subsidiary of the overseas publicly listed company and complete certain other procedures. We and our PRC employees who have been granted stock options, restricted share units and restricted shares are subject to these regulations.
PRC Technology Import and Export
          Technology import and export is broadly defined under Chinese law to include, without limitation, the transfer or license of patents, software and know-how and the provision of services in relation to technology. The import and export of technology must be registered with a competent governmental authority.
          From time to time, the PRC government promulgates catalogues of restricted and prohibited technology. Restricted technology may only be imported or exported with the approval of the Ministry of Commerce; prohibited technology may not be imported or exported at all. Technology that does not fall into either of the above two catalogues can be imported or exported upon registration with competent commercial administration authority.
C. Organization Structure
          The following diagram illustrates our corporate structure:
D. Property, Plants and Equipment
          Our headquarters are located in Shanghai, and we maintain research facilities in both Shanghai and Beijing. We maintain small sales offices in Shenzhen and in Seoul, Korea, and we are expanding our office in

Hong Kong to handle procurement, investment, strategic planning, and certain other functions in addition to sales. We lease an aggregate of approximately 820 square meters of office space in Shanghai, approximately 1,164 square meters of office space in Beijing, approximately 217 square meters of office space in Shenzhen, approximately 106 square meters of office space in Seoul and approximately 100 square meters of office space in Hong Kong.
          We believe that our existing facilities are adequate for our current and foreseeable requirements.
          See footnote 6 to our financial statements for further information about our property and equipment.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.
A. Operating Results
Overview
          We are a China-based fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors for a broad range of cellular, broadcast, and connectivity applications. Our core competency is the design of highly integrated, high-performance radio-frequency and mixed-signal system-on-chip, such as Bluetooth system-on-chip, power amplifiers, FM radio receivers and DVB-S satellite tuners.
          We were founded in 2004 and began shipping SCDMA transceivers and power amplifiers in 2005. We expanded our product portfolio with GSM power amplifiers, FM radio receivers, and DVB-S satellite tuners in 2007, and Bluetooth system-on-chip, switches, and walkie-talkie transceivers in 2009. We currently sell over 20 products for cellular, broadcast, and connectivity applications. In 2010, we generated most of our revenue from Bluetooth system-on-chip, power amplifiers and FM radio receivers. Cellular products contributed the majority of our revenue through 2007, but our revenue has diversified as we have introduced more broadcast and connectivity products to our product portfolio.
          We introduced or ramped up production on a number of new products in 2010, including a GSM power amplifier and switch module, a new generation TD-SCDMA transceiver, a new generation analog mobile television receiver system-on-chip, a DVB-T tuner, and an LNB satellite downconverter. The GSM power amplifier and switch module is our first product to incorporate our new integrated passive device technology, and it is also our most highly integrated front end module. We expect these new products to contribute a significant part of our expected growth in the near future.
          We are also migrating to smaller geometry process technologies to reduce our costs. We have completed migration from 130 nanometer to 110 nanometer geometry processes and are developing Bluetooth and other products to be manufactured using 55 nanometer processes in 2011. We expect successful implementation of these plans to help reduce our costs and improve our gross margin.
          We have grown rapidly since our inception. Our revenue increased from $4.5 million in 2006 to $191.2 million in 2010. From net losses of $6.5 million in 2006, we improved our financial performance each year and recorded a net income of $19.1 million in 2010.
          We currently have more than 600 customers, almost all of which are located in China. We anticipate that most of our revenue will continue to be derived from sales to our customers in China. However, a significant number of mobile handsets, set-top-boxes, and other products designed and manufactured by our customers and incorporating our products are sold outside China, principally in emerging markets. We have a diversified customer base and none of our customers accounted for 10% or more of our revenue in 2008, 2009 or 2010. Our ten largest customers together accounted for 32.2% of our revenue for 2008, 30.7% for 2009 and 32.0% for 2010. We currently sell substantially all of our products to customers through a small number of independent, non-exclusive distributors.

Factors Affecting Our Results of Operations
End User Demand
          Most of our products are incorporated in mobile handsets and set-top boxes. Our products are also incorporated in other mobile devices such as MP3 players and walkie-talkie transceivers. As a result, the demand for our products is driven by demand for the products in which they are incorporated. The global market for mobile handsets and other mobile devices is driven by the degree to which the number of end users grows and existing end users replace and upgrade their mobile devices. The market for set-top boxes is driven primarily by cost and new standards and is also affected by government policy. The replacement market for mobile handsets and other mobile devices is driven by the introduction of new standards or new devices that are attractive to end users in terms of design, features, aesthetics, and functions. The increasing number of end users for mobile handsets, particularly in emerging markets, is driven primarily by lower priced tariffs, lower cost mobile devices, new features, and promotional activities undertaken by the operators.
Feature Attach Rate
          As mobile handset designs incorporate more diverse functions and advanced computing capabilities, manufacturers compete to offer feature-rich products. In the mobile handset industry, the attach rate for a specific feature is the percentage of handsets sold in a given period that incorporate that feature. Attach rate is a function of price, performance, and end user demand.
Product Mix
          We expect to continue to broaden our product portfolio by introducing new high-margin products. Such products will allow us to serve additional opportunities in our target markets. In addition, new products may provide a lower cost structure and higher gross margin than existing products due to the use of more advanced designs or technology. The proportion of our revenue that is generated from the sale of different products, also referred to as product mix, affects our overall average selling price, revenue, and profitability. Our product mix changes frequently. While we have been adding new products each year, we have also discontinued obsolete products, and we may phase out some types of products entirely. Given the rapid rate of technological change in our industry and how government policy can affect demand, we expect our product mix to change frequently. Even if our product portfolio remains the same, changes in consumer demand or changes in our customers’ product portfolios affect demand for products within our portfolio differently, which will cause our product mix to change. As different products have different profit margins, any material change in our product mix may affect our gross margins and financial results from period to period.
Average Selling Price
          As a product matures, we expect its average selling price to decline due to the greater availability of competing products. Changes in average selling prices cannot always be predicted with certainty. Sometimes the average selling price of a product may decline earlier or faster than we expect it to. Sometimes competitors will anticipate our entry into a market and start to lower their selling prices even before we introduce our product. Overall, our average selling price has dropped from year to year. Under certain circumstances, lower prices may increase our sales volume and thus our revenue, but a lower average selling price typically reduces our gross margin. We expect to continue to face price pressure on our products as average selling prices for semiconductor products generally decline over time, and there is no assurance that our gross margins will not continue to decline in the future.
Cost Reductions
          We have been able to reduce the average per unit costs for our products primarily by redesigning our products to achieve smaller die sizes, which reduces material costs. We have been working to migrate our process technology to increasingly smaller sizes in order to improve our cost competitiveness. We began production of 110 nanometer designs in May 2010 and we are developing Bluetooth and other products to be manufactured using 55 nanometer designs in 2011.
          Our new integrated passive device (IPD) technology will also allow us to reduce costs on certain front-end module designs. We have also negotiated more favorable pricing with the foundries and the testing and packaging vendors we have used as the scale of our business has grown and we have achieved higher unit volumes. We have worked with foundries to reduce our costs by improving manufacturing yields. In general, new products tend to have higher unit cost due to the initially low production volumes required by our customers and initially low manufacturing yields. As we ramp up our production volumes, unit production costs tend to decrease. The cost of wafer fabrication and testing and packaging services, which are significant components of our cost of revenue, vary cyclically with overall demand for semiconductors and our suppliers’ available capacity for such products and services.
Revenue
          Our revenue is generated almost exclusively by sales of semiconductors. We sell our products primarily to mobile handset design houses and manufacturers, set-top box design houses and manufacturers, and other consumer electronics manufacturers. Our sales have historically been made on the basis of purchase orders rather than long-term agreements. Our sales are denominated in U.S. dollars.
          We sell the vast majority of our products through distributors. We offer our distributors rights of return or price protection privileges on unsold products. Price protection rights give distributors the right to a credit in the event of declines in the price of our products. We defer recognition of revenue and the related cost of revenue on shipments to distributors because we cannot reliably estimate returns or price adjustments due to rapid changes in technology, consumer preferences, and prices.
          We issue invoices to our distributors at the time that we ship our products to them, and we require them to pay us within 30 to 60 days of the date of the invoice. We book the invoice amounts as deferred revenue. When a product is sold to a customer, we credit the distributor with a rebate that reflects (1) the fee for their role in selling and distributing the product, expressed as a percentage of the sales price of the product, and (2) if the price to the customer was lower than the price paid to us by the distributor, the difference between the price to the customer and the price paid to us by the distributor. Our revenue reflects the amount charged to the distributors net of rebates.
          Our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal variations in demand for mobile handsets, set-top boxes, and other consumer electronics that incorporate our products. Typically, we have higher sales during the third quarter of each year as vendors in China stock up for the National Day holiday at the beginning of October. In addition, business activities in China generally slow down in the first quarter of each year during the Chinese New Year period, which adversely affects our sales and results of operations during the period. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.
Cost of Revenue
          Our cost of revenue primarily consists of costs associated with the fabrication of wafers, testing and packaging, and inbound and outbound shipping of our products; cost of operating supplies; royalty costs; and write-downs caused by excess inventories and obsolescence from the transition of older to newer products, including losses for non-cancelable purchase commitments for inventory that has been ordered but not yet delivered to us. As we do not have long-term agreements with third-party foundries and testing and packaging vendors, and typically place orders with the vendors on a rolling basis, our costs for wafer fabrication, testing, and packaging are susceptible to changes based on cyclical demand in the global semiconductor market.
Operating Expenses
          Our operating expenses primarily consist of research and development expenses and selling, general, and administrative expenses. Our operating expenses have been growing in absolute terms but have decreased relative to our revenue as we have expanded our business.
Research and Development
          Research and development expenses consist primarily of salaries, bonuses, benefits, and share-based compensation for research and development personnel; wafer, packaging and test costs for products under development; tape out expenses for designing and drawing of new products; computer-aided design software licenses and intellectual property license costs; depreciation of lab testing equipment; and allocated office space cost. Research and development activities include the design of new products and software, refinement of existing products, and design of test methodologies to ensure compliance with required specifications. All research and development costs are expensed as incurred.
          We expect that our total research and development expenses will increase as we continue to develop new products and migrate to more advanced process geometries and as we recognize the share-based compensation expenses from our November 2009 grants of restricted share units and January 2010 grants of restricted share units and restricted shares after the completion of our initial public offering in 2010. Research and development expenses may fluctuate from period to period due to the timing of certain items related to new product development initiatives, such as engineering mask and wafer costs. We expect our research and development expenses to increase as we acquire more intellectual property for our technology platform.
Selling, General, and Administrative
          Selling, general, and administrative expenses consist primarily of salaries, bonuses, benefits, share-based compensation, and related personnel costs; costs for professional services; and allocated office space cost. We expect that our total selling, general, and administrative expenses will increase as we expand our sales and marketing network to promote and sell our products, engage in additional marketing and promotional activities, and hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company.
Taxation
          Cayman Islands and British Virgin Islands. Our holding company in the Cayman Islands and our subsidiaries in the British Virgin Islands are not subject to income or capital gains tax in those jurisdictions.
          Hong Kong. RDA Hong Kong was subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations for 2008 and 2009. In 2010, RDA Hong Kong entered into manufacturing outsourcing arrangements directly with PRC companies, which allowed RDA Hong Kong to qualify for a 50% deduction on its tax rate of 16.5% pursuant to current Hong Kong tax regulations. Therefore, RDA Hong Kong applied an income tax rate of 8.25% in 2010.
          PRC. Until the end of 2007, our PRC subsidiaries were generally subject to PRC income tax at the statutory rate of 33% (30% national income tax plus 3% local income tax) on their PRC taxable income, absent preferential tax treatment. Beginning in 2008, the new PRC enterprise income tax law applied a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.
          RDA Shanghai received preferential tax treatment from its local government and, as an accredited integrated circuit design enterprise, from the PRC national government as well. Taken together, the result was to exempt RDA Shanghai from income tax in 2005 and 2006 and to reduce its income tax rate to 7.5% in 2007, 9% in 2008, and 10% in 2009. RDA Shanghai has qualified as a “high and new technology enterprise” and was subject to income tax at a preferential rate of 15% in 2010. See “PRC Regulation — Regulations and Policies that Encourage the Development of Semiconductor Design Companies — Preferential Taxation Policies.” Currently RDA Shanghai is in the process of renewing its qualification as a “high and new technology enterprise”, and if it fails to maintain this qualification, RDA Shanghai will become subject to income tax at a rate of 24% in 2011 or 25% in any later year.
          RDA Beijing was subject to income tax at the statutory rate of 33% in both 2006 and 2007. As an accredited integrated circuit design enterprise, RDA Beijing was exempt from income tax in 2008 and 2009. RDA Beijing was subject to income tax at a preferential rate of 12.5% in 2010, and will be subject to that rate in 2011 and 2012. RDA Beijing has qualified as a “high and new technology enterprise” but has not applied for preferential treatment since its current tax treatment is more favorable.
          Revenue generated from services provided by RDA Shanghai and RDA Beijing, including from technical, consulting, and other services, is subject to a 5% PRC business tax. Revenue from technical services related to technology development and transfer can be exempted from this business tax, subject to government approval. We have been successful in obtaining exemptions from business tax on services revenue in the past.
          Dividends. Under the PRC enterprise income tax law, dividends from our PRC subsidiaries out of earnings generated after the new law came into effect on January 1, 2008, are subject to a withholding tax which may be as high as 20%, although under the detailed implementation rules promulgated by the PRC tax authorities the effective withholding tax is currently 10%. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of our PRC subsidiaries that are directly held by our Hong Kong subsidiary benefit from a reduced withholding tax rate of 5% under the arrangement to avoid double taxation between Hong Kong and the central government of the PRC. Dividend payments are not subject to withholding tax in Hong Kong, the British Virgin Islands, or the Cayman Islands.
          Tax residence. Under the PRC enterprise income tax law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within PRC territory are considered PRC resident enterprises and are subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. “De facto management bodies” are defined under the implementation rules as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We believe that we are not a PRC resident enterprise. However, we cannot assure you that we will not be deemed to be a PRC resident enterprise and subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Risk Factors — Risks Relating to Doing Business in China — Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”
Critical Accounting Policies
          We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.
          An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.
Revenue Recognition
          In accordance with FASB ASC 605, Revenue Recognition, we recognize revenue when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred, and collectability is reasonably assured.
          We sell the vast majority of our products through distributors under arrangements allowing for price protection and product return. If we decrease the price of a product, a distributor will receive a corresponding credit for all relevant inventory held by such distributor to offset the price reduction. In addition, if the price to the customer was lower than the price paid to us by the distributor, the distributor will receive a credit for the difference. Our master agreements with distributors do not restrict the amount or time period of price protection on unsold products. We may be required to grant price discounts below the cost of a product if the market price for such product declines significantly. In 2010, we have generally not experienced price declines that would reduce selling price below cost. The amount or time period of return rights varies by distributor, but generally distributors have the right to return unsold products. Due to rapid changes in technology, consumer preferences and prices, we cannot reliably estimate returns or price adjustments. Accordingly, we do not recognize revenue until the products are sold to the customers by the distributors and the above criteria are met. The related products held by distributors are included in our inventory balance, even though the distributors hold legal title to such products. We record product shipping costs in cost of revenue. We also sell our products directly to customers and recognize revenue when all of the above criteria are met.
          We maintain an accrual for obligations we incur under our warranties. We accrue for these costs based on our historical experience with customers.
          We maintain an allowance for doubtful accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer’s ability to pay. We did not record any allowance for doubtful accounts as of December 31, 2008, 2009 or 2010.
Share-Based Compensation
          We have adopted FASB ASC 718, “Stock Compensation,” which requires all grants of share-based awards, including restricted share units, restricted shares and stock options, to be recognized in the financial statements based on their grant date fair values.

          We have made the following restricted share unit grants since January 1, 2010:

Grant date	Restricted Share Units Granted	Fair Value of Ordinary Shares
January 18, 2010	108,107	$2.15
          The fair value of the restricted share units was measured as the grant date fair value of our ordinary shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Expected dividend yield is determined in view of our historical dividend as well as expected future payout rate. Expected dividend yield is nil for all restricted share units.
          The restricted share units granted on January 18, 2010 were subject to the condition that they could not be exercised until we had completed a qualified initial public offering. Upon completion of our initial public offering in November 2010, we recognized $6,939,429 share-based compensation expense related to restricted share units granted in November 2009 and January 2010 and restricted shares granted in January 2010 as these awards carried a performance condition that was satisfied upon completion of the initial public offering.
          In January 2010, we cancelled 1,356,547 restricted share units granted to certain employees in November 2009 and simultaneously granted the employees the same number of restricted shares with similar terms. The modification date incremental fair value was nil.
          We have not made any stock option grants since January 1, 2010.
          There were 16,984,871 stock options outstanding as of December 31, 2010. The aggregate intrinsic value of all stock options outstanding as of December 31, 2010 was $38,226,726, based on a price of $2.44 per ordinary share or $14.61 per ADS.
          We applied the Black-Scholes valuation model in determining the fair value of stock options granted. Risk-free interest rates are based on the derived market yield of Chinese government international bonds for the terms approximating the expected life of each award at the time of grant. As of the stock option grant dates, no stock options had been exercised, and therefore we were unable to develop the expected term on the grant dates by giving consideration to vesting period, contractual term, the effects of employees’ expected exercise and post vesting employment termination behavior. We used the simplified method described in FASB ASC 718-10-S99 to determine the expected terms. Expected dividend yield is determined in view of our historical dividend as well as expected future payout rate. We estimate expected volatility at the date of grant based on average annualized standard deviation of the share price of listed comparable companies. These comparable companies are publicly traded companies in the same industry. We considered companies with similar business and financial characteristics including product mix, business model, target market, financial position and financial performance, in determining comparable companies. We recognize compensation expense on share-based awards with only a service condition on a straight-line basis over the requisite service period and for share-based awards with both service and performance conditions on a graded-vesting basis. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.
          The stock options that we granted prior to April 2008 were subject to the condition that they could not be exercised until we had completed a qualified initial public offering. As of December 31, 2005, 2006 and 2007, we were not able to determine that it was probable that the performance condition would be satisfied given the significant uncertainties surrounding the condition of the stock market and the economy as well as other variables. Therefore, we did not recognize any share-based compensation expense on any of these stock options for the years ended December 31, 2005, 2006 and 2007.
          On April 1, 2008, we amended the 2005 plan to remove the condition requiring a qualified initial public offering. We concluded that this amendment met the definition of an improbable-to-probable modification because it previously was not probable that the performance condition would be satisfied, and the modification caused it to become probable. Because the original condition was not probable on the modification date, we did not use the original grant-date fair value to measure compensation cost for the stock option grants in 2005, 2006 and 2007. As required by FASB ASC 718, we calculated the fair value of the awards on the modification date. The fair value of the vested awards was $3.1 million, which we recognized immediately on the modification date. The share-based compensation for unvested awards would be recognized over the remaining requisite service period on a straight line basis. The share-based compensation for stock options granted in 2009 was determined contemporaneously at the time of the grants using the same valuation model.

          Under FASB ASC 718, we applied the Black-Scholes valuation model in determining the fair value as of April 1, 2008 of the stock options granted in 2005, 2006 and 2007 and the fair value as of August 1, 2009 of the stock options granted on that date, based on the following assumptions:

	Year of Stock Option Grant,
	2006	2007	2008	2009
Risk-free interest rate	3.26%	4.22%	4.22%	4.02%
Dividend yield	0%	0%	0%	0%
Average expected volatility	51.82 ~ 53.39%	53.77%	58.42%	53.32%
Average expected time to exercise	2.92 ~ 4.42 years	4.69 years	5.69 years	6.27 years
          In our determination of share-based compensation expense for share-based awards, we undertook contemporaneous analyses of the estimated fair value of our ordinary shares for financial reporting purposes as of April 1, 2008 (stock option modification date), August 1, 2009 (stock option grant date), November 2, 2009 (restricted share unit grant date) and January 18, 2010 (restricted share unit grant date). There were no other share-based award grants or modifications to our share-based compensation plans in 2008, 2009 or 2010. The primary approach we used for estimating the fair market value of our ordinary shares was the probability-weighted method, consistent with the recommendations of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. As our securities are not publicly traded or subject to any market evaluation of fair market value, we utilized valuation methodologies commonly used in the valuation of private company equity securities.
          Our approach to valuation is based on an approach that weights the market approach guideline company method and the income approach discounted cash flow method, giving greater weight to the latter method. Our total equity value was then allocated among our preferred shares and ordinary shares.
          For the guideline company method, we considered the profile and performance of six publicly traded semiconductor companies that we deemed comparable to our company. We applied both enterprise-value-to-revenue multiple and enterprise-value-to-EBITDA (earnings before interest, tax, depreciation and amortization) multiple as the metric. Adjustments to the ratio were made by taking into consideration several factors, including the differences between our company and the comparable companies in terms of revenue growth rate, profitability, and market opportunity.
          For the discounted cash flow method, we forecasted our free cash flows annually through the 10 years commencing from the valuation date and discounted them to their present value using the discount rate of 20.5% to reflect the risks associated with achieving those forecasts as well as the time value of money. To reflect our business’s going-concern nature, we also considered a terminal value by assuming a terminal growth rate of 3%. The terminal growth rate is based on the estimated long-term economic growth of relatively developed economies. Given the historical growth and nature of the industry, we believe a sustainable long-term growth rate comparable to overall economic growth is reasonable.
          We used an option-based methodology to allocate our estimated aggregate equity value among our preferred shares and ordinary shares. We first assigned a value to our preferred shares and then analyzed the ordinary shares as an option using the Black-Scholes valuation model. We considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights, and the manner in which each security affects the others. We used two scenarios to value the ordinary shares. One scenario assumed an initial public offering in which the preferred shares would lose their liquidation preference and participation rights upon automatic conversion. A second scenario assumed there would be no initial public offering and the preferred shares would retain their rights and privileges. The probability of the two scenarios represented our expectations in addition to other outside factors such as the condition of the capital markets and the potential for our receiving a competitive merger and acquisition offer in lieu of an initial public offering. These estimates are consistent with the plans and estimates that we use to manage the business. Lastly, we applied a marketability discount rate of 13.8% to reflect the lack of marketability of our ordinary shares.
          Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions, and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expense could have been different.

     Inventories
          Inventories are stated at the lower of cost (weighted average) or market. Cost is comprised of direct material costs and, where applicable, shipping and handling and overhead incurred in bringing the inventories to their present location and condition. Inventory write-downs include write-downs for obsolete and excess inventory based on our forecasts of demand over specific future time periods and write-downs to value inventory at the lower of cost or market which rely on forecasts of average selling prices in future periods. If economic, competitive, or other factors cause market conditions to be less favorable than those we have projected, additional inventory write-downs may be required, which could have a material adverse effect on our future results of operations. We wrote down $0.6 million of inventory in 2008 and $2.9 million of inventory in 2009, including $1.1 million due to design margin and process variation issues with certain power amplifiers, $0.8 million due to the Chinese government’s announcement that Chinese operators would terminate PHS networking service by 2011, $0.5 million due to our overestimate of demand for our analog mobile television receiver and $0.5 million related to other products. We wrote down $3.1 million inventory in 2010, which included $2.3 million due to excess and quality issues with certain power amplifiers, $0.5 million due to low yield and quality issues with an analog mobile television receiver and $0.3 million related to other products. Accordingly, as of December 31, 2009 and 2010, $3.4 million and $4.6 million of our inventory had been written down to a zero balance.
          We use a number of foundries to fabricate our semiconductor wafers and use several testing and packaging vendors. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, we issue purchase orders to our suppliers and contract manufacturers. The purchase commitments arising from these purchase orders are non-cancelable. We record a liability for non-cancelable purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of the excess and obsolete inventory. We recorded no such liabilities as of December 31, 2008, $1.6 million of such liabilities as of December 31, 2009 and no such liabilities as of December 31, 2010.
     Income Taxes
          Under FASB ASC 740, “Income Tax,” which clarifies the accounting for uncertainty in income taxes recognized in our financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carry-forwards and other deferred tax assets where it is more likely than not that such loss carry forwards and deferred tax assets will not be realized. In 2008, as a result of the profitability of our subsidiaries in China and the expected future profitability of our company, we released the valuation allowance of $0.3 million.
          For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, but it prohibits any discounting of any of the related tax for the time value of money. FASB ASC 740 also mandates expanded financial statement disclosure about uncertainty in income tax reporting positions. The cumulative effect of applying FASB ASC 740 is to be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. We did not incur a cumulative effect adjustment upon adoption of FASB ASC 740. We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as other expenses. The adoption of FASB ASC 740 did not have any material impact on our financial position or results of operations.
Results of Operations
          The following table sets forth a summary of our consolidated results of operations as a percentage of revenue for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31
	2008	2009	2010
	(as a percentage of revenue)
Summary
Consolidated Statement of Operations Data:
Revenue	100.0	100.0	100.0
Cost of revenue	(67.7)	(73.8)	(70.2)
Gross profit	32.3	26.2	29.8
Operating expenses:
Research and development expenses	(23.8)	(12.3)	(13.5)
Selling, general and administrative expenses	(8.1)	(3.9)	(5.2)
Total operating expenses	(31.9)	(16.2)	(18.7)
Income from operations	0.4	10.0	11.1
Income before income tax expense	0.4	9.9	11.3
Income tax benefit (expense)	0.8	(0.3)	(1.3)
Net income	1.2	9.6	10.0
Share-based compensation was allocated in operating expenses as follows:
Research and development	(4.9)	(0.4)	(2.6)
Selling, general and administrative	(1.8)	(0.3)	(1.8)
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
          Revenue. Our revenue increased by 61.5% from $118.4 million for the year ended December 31, 2009 to $191.2 million for the year ended December 31, 2010. The increase in revenue was due to a 74.2% increase in unit volume, partially offset by a 7.3% decrease in average selling price. The increase in unit volume was a result of the growing market share and higher attach rates for our FM radio receivers, the growing market share for our Bluetooth product, the volume ramp-up of walkie-talkie transceiver, TD-SCDMA transceiver and our new products such as IPD front-end modules, analog mobile television receivers and LNB. The increase in our unit volume was partially offset by decreases in DVB-S tuner product shipments. PRC government regulations requiring satellite television set-top-boxes to meet conditional access system standards have contributed to decreases in DVB-S product shipments. The decrease in average selling price was due primarily to the competitive pressure facing our Bluetooth, FM radio receiver and analog mobile television receiver products.
          Cost of Revenue. Our cost of revenue increased by 53.6% from $87.4 million for the year ended December 31, 2009 to $134.3 million for the year ended December 31, 2010. This increase was due primarily to a large increase in unit volume, partially offset by a reduction in average unit cost due to our cost reduction efforts through the accelerated migration of process technology for Bluetooth product from 130 nm to 110 nm and design improvements for FM and analog mobile television receiver and power amplifier products resulting in decreased die sizes.
          Gross Margin. Our gross margin increased from 26.2% for the year ended December 31, 2009 to 29.8% for the year ended December 31, 2010. This increase was due primarily to cost reductions from FM radio receivers, power amplifiers and Bluetooth products as well as the volume ramp up of high gross margin product analog mobile television receivers, LNB, TD-SCDMA transceivers and walkie-talkie transceivers. This increase was partially offset by a decrease in the average selling price of FM products, Bluetooth products, and analog mobile television receiver products as a result of our cutting our prices due to competitive pressures.
          Research and Development Expenses. Our research and development expenses increased by 78.3% from $14.5 million for the year ended December 31, 2009 to $25.8 million for the year ended December 31, 2010, and increased as a percentage of revenue, from 12.2% to 13.5%. The increase in research and development expenses was due primarily to increases of: (i) $4.4 million in share-based compensation expenses related to our November 2009 and January 2010 grants of restricted share units and restricted shares which carried qualified initial public offering performance conditions which were recognized upon the completion of our initial public offering in November 2010; (ii) $3.5 million in tape out expenses for new product development; (iii) $1.8 million in intellectual property license fees; and (iv) $1.5 million in salary, accrued bonus and benefits as a result of hiring additional research and development engineers.
          Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 113.8% from $4.6 million for the year ended December 31, 2009 to $9.9 million for the year ended December 31, 2010, and increased as a percentage of revenue, from 4.0% to 5.2%. The increase in selling, general and administrative expenses was due primarily to increases of: (i) $3.1 million in share-based compensation expenses related to our November 2009 and January 2010 grants of restricted share units and restricted shares which carried qualified initial public offering performance conditions which were recognized upon the completion of our initial public offering in November 2010; (ii) $1.2 million in salary, accrued bonus and benefits for our expanding sales network and field engineering support team; (iii) $0.3 million in professional service fee; and (iv) $0.4 million in travel and utility fees.
          Income Tax Expense. Our income tax expense increased from $0.4 million for the year ended December 31, 2009 to $2.5 million for the year ended December 31, 2010. This change was due to our higher net income as well as an effective tax rate that was higher than the effective tax rate in 2009 which reflected the utilization of accumulated losses.
          Net Income. As a result of the above, our net income increased from $11.3 million, or 9.6% of revenue, for the year ended December 31, 2009 to $19.1 million, or 10.0% of revenue, for the year ended December 31, 2010.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
          Revenue. Our revenue increased by 113.3% from $55.5 million in 2008 to $118.4 million in 2009. The increase in revenue was due to a 170% increase in unit volume, partially offset by a 21% decrease in average selling price. The increase in unit volume was a result of the introduction of our new Bluetooth product, our growing market share for power amplifiers, our growing market share and higher attach rates for FM radio receivers, and the overall growth of the export market addressed by our customers, as well as our growing market share in the expanding market for DVB-S satellite tuners, partially offset by a substantial reduction in PHS product shipments. The decrease in average selling price was due in part to our decision to reduce the price of our FM radio receivers in late 2008 in response to a price reduction by one of our competitors, as we continued to sell our product at reduced prices throughout 2009.
          Cost of Revenue. Our cost of revenue increased by 132.8% from $37.6 million in 2008 to $87.4 million in 2009. This increase was due primarily to a large increase in unit volume, partially offset by a reduction in average unit cost due to decreasing die sizes and favorable pricing terms negotiated with foundries as the volume of our purchases from them increased.
          Gross Margin. Our gross margin decreased from 32.3% in 2008 to 26.2% in 2009. This decrease was due primarily to developments in the markets for FM radio receivers and to write-downs on inventory of $2.9 million and losses for non-cancelable purchase commitments of $1.6 million, including $0.5 million of inventory write-downs and $1.4 million of loss for non-cancelable purchase commitments for analog mobile television receivers, $1.1 million of inventory write-downs for power amplifiers, $0.8 million of inventory write-downs for PHS transceivers, and $0.5 million of inventory write-downs and $0.2 million of loss for non-cancelable purchase commitment for other products. One of our competitors lowered its price for FM radio receivers in the fourth quarter of 2008, and we cut our prices as well, which affected our gross margins in 2009. The write-downs of inventory and losses for non-cancelable purchase commitments increased our costs without corresponding increases in revenues, which also put pressure on our gross margin.
          Research and Development Expenses. Our research and development expenses increased by 9.7% from $13.2 million in 2008 to $14.5 million in 2009, but decreased significantly as a percentage of revenue, from 23.8% to 12.3%, due to our higher revenue. Increases of $1.8 million in tape out expenses for new product development and $1.7 million in salary, accrued bonus and benefits reflecting our improved results of operations were largely offset by a decrease of $2.2 million in share-based compensation expenses. Our share-based compensation expenses in 2009 decreased from 2008 primarily because we had incurred an incremental $2.3 million of share-based compensation expense in 2008 when we removed certain performance conditions from our 2005 stock option grants.
          Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 2.9% from $4.5 million in 2008 to $4.6 million in 2009, and decreased significantly as a percentage of revenue, from 8.1% to 3.9%, due to our higher revenue. The increase of selling, general and administrative expenses was due primarily to an increase of $0.8 million in salary, accrued bonus and benefits, partially offset by a decrease of $0.7 million in share-based compensation expenses. Our share-based compensation expenses in 2009 decreased from 2008 primarily because we had incurred an incremental $0.8 million of share-based compensation expense in 2008 when we removed certain performance conditions from our 2005 stock option grants.
          Income Tax Benefit (Expense). Our income tax benefit (expense) changed from a benefit of $0.5 million in 2008 to an expense of $0.4 million in 2009. This change was due primarily to a $0.2 million increase in current income tax expenses and a $0.4 million decrease in deferred tax assets in 2009 as compared to 2008. Additionally, there was a

$0.3 million release in valuation allowance that had increased our income tax benefit in 2008 and had no such impact in 2009.
          Net Income. As a result of the above, our net income increased significantly from $0.7 million, or 1.2% of revenue, in 2008 to $11.3 million, or 9.6% of revenue, in 2009.
Inflation
          To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.
Recent Accounting Pronouncements
          In January 2010, the FASB issued an accounting standard update to Topic 820 on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on our consolidated results of operations or financial condition.
          In April 2010, the FASB issued an update to Topic 605 that provides guidance on the criteria for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. A milestone should be considered substantive in its entirety. An individual milestone may not be bifurcated. An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in the April 2010 update is a policy election. A vendor that is affected by the amendments in this update is required to provide certain disclosures. This update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted with certain disclosures required. A vendor may also elect, but is not required, to adopt the amendments in this update retrospectively for all prior periods. The adoption of this guidance did not have any material impact on our consolidated financial statements.
          In April 2010, the FASB issued amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. The adoption of this guidance did not have any material impact on our consolidated financial statements.
B. Liquidity and Capital Resources
          To date, we have financed our operations primarily through cash flows from our issuances and sales of convertible redeemable preferred shares and, beginning in 2008, cash flows from operations, and more recently the proceeds from our initial public offering in November 2010. Our subsidiaries ability to distribute profits to us may be limited by PRC regulations. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to offshore investment activities by PRC residents may limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability under PRC law.”

          As of December 31, 2008, 2009 and 2010, we had $13.2 million, $24.6 million and $98.9 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
Net cash provided by operating activities	5,968	13,961	6,772
Net cash used in investing activities	(1,045)	(2,634)	(5,812)
Net cash provided by financing activities	—	133	73,402
Net increase in cash and cash equivalents	5,152	11,468	74,282
Cash and cash equivalents at the beginning of the period	8,018	13,170	24,638
Cash and cash equivalents at the end of the period	13,170	24,638	98,920
Operating Activities
          Net cash provided by operating activities amounted to $6.8 million for the year ended December 31, 2010. We increased our inventories by $13.2 million (before a non-cash writedown of $3.1 million) in anticipation of higher sales. Our accounts receivable increased by $18.1 million due to increased revenue as well as our distributors taking the full 30-day grace period for providing us payments. Our accrued expenses and other current liabilities increased by $5.2 million in 2010 primarily due to increased accrued payroll as a result of a higher number of employees, higher tax payable from a higher effective tax rate and higher net profit and increased payables related to government subsidies. Our deferred revenue increased by $1.3 million, in line with our increased revenue. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2010 were $8.4 million in share-based compensation, $3.1 million in inventory write-downs and $0.8 million in depreciation and amortization.
          Net cash provided by operating activities amounted to $14.0 million in 2009. Our accounts payable increased by $12.6 million and our inventories by $20.2 million (before a non-cash write-down of $2.9 million) as we increased the size of our inventories to support our increased sales. Our deferred revenue increased by $2.8 million, in line with our increase in inventory. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities for the year ended December 31, 2009 were $2.9 million in inventory write-downs, $0.8 million in share-based compensation, and $0.6 million in depreciation and amortization.
          Net cash provided by operating activities amounted to $6.0 million in 2008. Our inventories increased by $4.6 million (before a non-cash write-down of $0.6 million) and our accounts payable increased by $5.3 million as we increased the size of our inventories to support our increased sales. Our accounts receivable increased by $1.7 million, at a slower rate than the increase of inventory and accounts payable, primarily due to faster collection of accounts receivable. Our deferred revenue increased by $0.3 million, in line with our increase in inventory. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2008 were $3.7 million in share-based compensation, $0.6 million in inventory write-downs, and $0.5 million in depreciation and amortization.
Investing Activities
          Net cash used by investing activities amounted to $5.8 million for the year ended December 31, 2010, primarily due to the purchase of short-term investments of $14.7 million in a time deposit, which was partially offset by the sale of short-term investments of $9.1 million, and $0.6 million for purchases of lab testing equipment, computer equipment and other items related to our product development activities.
          Net cash used by investing activities amounted to $2.6 million in 2009, primarily due to the sales of short-term investments of $0.7 million and the purchase of short-term investments of $2.0 million in a time deposit and $1.3 million for purchases of lab testing equipment, software, computer equipment and other items related to our product development activities.
          Net cash used in investing activities amounted to $1.0 million in 2008, primarily due to the use of $0.4 million as a deposit for a standby letter of credit and $0.7 million for purchases of lab testing equipment and other items related to our product development activities.

Financing Activities
          Net cash provided by financing activities was $73.4 million for the year ended December 31, 2010, due to proceeds from the sale of our ordinary shares in our initial public offering in November 2010 for $67.5 million, the sale of our ordinary shares to an investor for $4.2 million in March 2010 and the repayment of $1.7 million in recourse loans that we had made to employees to facilitate the exercise of their employee stock options.
          Net cash provided by financing activities was $0.1 million in 2009 due to proceeds from the repayment of recourse loans to employees to facilitate the exercise of employee stock options.
          Net cash provided by financing activities was nil in 2008.
          We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following the date of this annual report. We do not anticipate that our current expansion plans will require significant capital commitments due to the scalability of our business model. We do, however, expect to invest in the further development of our technology platform to support our long-term growth.
Capital Expenditures
          Our capital expenditures amounted to $0.7 million, $1.3 million and $0.6 million in 2008, 2009 and 2010, respectively. In the past, our capital expenditures consisted principally of purchases of lab testing equipment, intellectual property licenses, and software, development tools, computer equipment and other items related to our product development activities. We expect our capital expenditures in 2011 to consist principally of similar types of items.
C. Research and Development, Patents and Licenses, Etc.
Technology
     We have developed high-performance CMOS-based radio-frequency and mixed-signal technology and gallium arsenide-based technology. CMOS, which stands for “complementary metal oxide semiconductor,” is the most common technology for manufacturing semiconductors and enables us to produce low cost, power efficient products. The gallium arsenide (or GaAs) fabrication process is more expensive, but it has advantages for designing semiconductors for certain products, including particularly power amplifiers, because it provides greater linearity and higher power output.
     We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We completed migration from 130 nanometer to 110 nanometer geometry processes and are developing Bluetooth and other products to be manufactured using 55 nanometer processes in 2011.
     An integrated wireless product is typically partitioned into three major components: the controller, the radio-frequency component, and the digital signal processing component. We believe that the primary complexity of creating larger wireless system-level products is with the radio-frequency and digital signal processing components, which requires expertise in analog and mixed-signal technologies. The majority of our engineers specialize in radio-frequency and digital signal processing design. Implementation-level techniques for our radio-frequency and digital signal processing blocks are refined every time we tape out a new product, allowing us to further improve device performance and reduce die sizes. We develop the controllers by using CPUs licensed by third parties like ARM or MIPS, and protocol and software stacks we developed, licensed or acquired. We believe that we have considerable expertise in both front-end design and back-end layout. In radio-frequency design, front-end design (i.e., circuit topology) determines the ultimate performance limitations, and back-end layout determines to what degree this performance can be achieved.
     We have built a wireless system-on-chip technology platform that we can utilize to increase design efficiency and raise the productivity of our engineers. This allows us to achieve shorter product cycles and faster time-to-market.
     See “Item 4. Information on the Company — B. Business Overview — Research and Development” for a description of our research and development policies and expenses.

     Our research and development expenses, which mainly includes salaries, material costs, license fees paid to third parties for developed technologies and specific equipment depreciation, are expensed as incurred. We incurred $13.2 million, $14.5 million and $25.8 million of research and development expenses in 2008, 2009 and 2010 respectively.
D. Trend Information
          Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2010 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
E. Off-Balance Sheet Arrangements
          We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
F. Tabular Disclosure of Contractual Obligations
          The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due by Period
		Less Than 1	1-3	3-5	More Than
	Total	Year	Years	Years	5 Years
		(in thousands)
Operating lease obligations	$657	$445	$212	—	—
Other commitments(1)	3,580	2,280	1,300	—	—
Purchase obligations	28,906	28,906	—	—	—

Total	$33,143	$31,631	$1,512	$—	$—

Note (1) Future payments for software license fees under our agreements with third parties.
          Our purchase obligations reflect orders that we have placed with foundries and with testing and packaging vendors for manufacturing our products. See “Risk Factors — Risks Related to Our Business — Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have negative effects on our inventory levels, sales and results of operations.”
          We have excluded any potential obligations with respect to uncertain tax positions from the table above as there is a high degree of uncertainty regarding the amount and timing of future cash outflows, if any. Our unrecognized tax benefits as of December 31, 2010 were $0.1 million.
          Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2010.
G. Safe Harbor
          See “Forward Looking Statements” on page 2 of this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
          The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Vincent Tai	55	Co-Founder, Chairman and Chief Executive Officer
Shuran Wei	42	Co-Founder, Director and Chief Technology Officer
Julian Cheng	36	Director
Gordon (Yi) Ding	35	Director
Kern Lim	40	Independent director
Kin-Wah Loh	56	Independent director
Peter Wan	58	Independent director
Lily (Li) Dong	40	Chief Financial Officer
Liang Zhang	36	Senior Vice President of Engineering
Jun Chen	37	Senior Vice President of Engineering
Shun Lam Steven Tang	55	Senior Vice President of Operations
Dalei Fan	36	Vice President of Sales
Guoguang Zhao	34	Vice President of Operation
          Mr. Vincent Tai is our co-founder and has been chairman of our board of directors and our chief executive officer since our inception in 2004. Mr. Tai has over 25 years of experience in the high-tech industry. From 2001 to 2003, Mr. Tai co-founded and managed USI Inc., which developed linear power amplifiers in Silicon Valley. Prior to co-founding USI Inc., he worked as the general manager and then the president of UMAX Technologies in the United States from 1990 to 2001. Prior to that, Mr. Tai co-founded Excel Associates, a distribution company based in Hong Kong, in 1986. Mr. Tai received a bachelor of science degree in electrical engineering and a master of science degree in electrical engineering from Georgia Institute of Technology and an MBA degree from the University of Chicago in the United States.
          Mr. Shuran Wei is our co-founder and has been our chief technology officer since our inception in 2004 and our director since 2005. Mr. Wei has over 16 years of experience in CMOS radio-frequency integrated circuit design. Prior to co-founding our company, he was a vice president of Analogix Semiconductor Inc. in the United States from 2002 to 2004. From 1998 to 2002, he was an integrated circuit design manager at Marvell Semiconductor Inc. in the United States, and from 1994 to 1998, he was an integrated circuit design engineer at LSI Corporation (formerly known as LSI Logic). Mr. Wei received a bachelor of science degree in physics from Peking University in China and a master of science degree in electrical engineering from the University of Minnesota in the United States.
          Mr. Julian Cheng has been our director since our inception in 2004. Mr. Cheng is a managing director in the China group at Warburg Pincus Asia LLC, which he joined in 2000. Mr. Cheng is currently a director of Xueda Education Group, a company listed on the New York Stock Exchange. He is also a director for a number of other private companies. Prior to joining Warburg Pincus Asia LLC, Mr. Cheng worked for the capital markets and investment banking divisions of Salomon Smith Barney and Bankers Trust in Hong Kong. Mr. Cheng received his bachelor’s degree in economics from Harvard University in the United States.
          Mr. Gordon (Yi) Ding has been our director since 2010. Mr. Ding is a director in the China group at Warburg Pincus Asia LLC, which he joined in 2009. Since November 2010, Mr. Ding has been a director at Coolsand Technologies, a privately held company in which Warburg Pincus holds an interest. From 2008 to 2009, Mr. Ding was a vice president at Citadel Investment Group. From 2005 to 2008, he worked for the investment banking divisions of Morgan Stanley Asia Limited and UBS Investment Bank in Hong Kong. Mr. Ding received a bachelor of science degree from Shanghai Jiao Tong University in China and an MBA degree from the Kellogg School of Management at Northwestern University in the United States.
          Mr. Kern Lim has served as our independent director since 2010. Mr. Lim currently serves as the executive director, chief financial officer and chief operating officer of VSC Holdings Limited, a company listed on the Hong Kong Stock Exchange. Mr. Lim also serves as an independent director and member of the audit committee of the board of directors of Mindray Medical International Limited, a company listed on the New York Stock Exchange, and as an independent director and member of the audit committee of the board of directors of Dapai International Holdings Co.

Ltd., a Singapore public company listed on the Singapore Exchange Limited. From 2008 to 2009, Mr. Lim was vice president of finance of the Venetian Macao Integrated Resort and Four Seasons Hotel. Between 2006 to 2008, he was the chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, he was the chief financial officer of Eastman Kodak for the Asia Pacific region. Between 1996 to 2003, Mr. Lim worked at General Electric (GE) Company in various roles. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore. Mr. Lim is a Singapore certified public accountant. In 2010, Mr. Lim was accepted as fellow member of the Hong Kong Institute of Directors and also as full member of the Singapore Institute of Directors.
          Mr. Kin-Wah Loh has served as our independent director since 2010. Mr. Loh joined as member of Supervisor Board of Azzurro Semiconductor AG in December 2010. Mr. Loh is currently a member of the supervisory board of BE Semiconductor Industries N.V. Mr. Loh served as the global chief executive officer of Qimonda AG from 2005 to 2009, as an executive vice president and member of the management board of Infineon Technologies AG from 2004 to 2005 and as the president, Asia Pacific Singapore of Infineon from 1997 to 2004. Mr. Loh received his bachelor of chemical engineering degree from the University of Malaya in 1978 and his basic certified diploma in accounting and finance from the Association of Chartered Certified Accountants in 1987.
          Mr. Peter Wan has served as our independent director since 2010. Mr. Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firm. He is a fellow of the Hong Kong Institute of Certified Public Accountants, the UK Association of Chartered Certified Accountants and the Hong Kong Institute of Directors. Mr. Wan is currently a director and the chairman of the audit committee of Mindray Medical International Limited, a company listed on the New York Stock Exchange, and of China Resources Land Limited and Fairwood Holding Limited, both listed on the Hong Kong Stock Exchange. He also serves as a director and/or committee member of a number of non-government organizations and voluntary agencies in Hong Kong. Mr. Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.
          Ms. Lily (Li) Dong has been our chief financial officer since 2007. Ms. Dong has over 16 years of experience in financial management and accounting. Prior to joining our company, she worked for Hewlett-Packard in China for over 13 years, holding various financial management positions with extensive experience of and exposure to U.S. and PRC GAAP reporting, financial planning and analysis, accounting, tax, treasury, risk management, and internal controls. Ms. Dong received a bachelor of economics degree in accounting from Nanjing University of Science and Technology in China and an executive master of business administration degree from China Europe International Business School in China. Ms. Dong is a PRC certified accountant.
          Mr. Liang Zhang has been our senior vice president of engineering since 2004. Prior to joining our company, Mr. Zhang was a design manager at Analogix Semiconductor Inc. in the United States from 2002 to 2004. From 1999 to 2002, Mr. Zhang was a senior design engineer at Marvell Semiconductor Inc. in the United States. Mr. Zhang received a bachelor of science degree in microelectronics from Tsinghua University in China and a master of science degree in electrical and computer engineering from North Carolina State University in the United States.
          Mr. Jun Chen has been our senior vice president of engineering since 2004. Prior to joining our company, Mr. Chen was a senior design engineer at G-Plus, Inc., from 2002 to 2004. From 2000 to 2002, he worked at the high speed electronics lab in the University of California, Los Angeles as a post-doctoral researcher. Mr. Chen received a bachelor of science degree in microelectronics from Nankai University in China and a Ph.D. from the China Academy of Sciences.
          Mr. Shun Lam Steven Tang has been our senior vice president of operations since 2010. Prior to joining our company, Mr. Tang was the president, Asia Pacific for Viasystems Group, Inc., a company listed on the New York Stock Exchange, from 1999 to 2007. From 2008 to 2009, Mr. Tang served as the non-executive chairman for Linefan Technology Holding Limited, a Hong Kong listed company. He was managing director for Pace Inc. between 1995 to 1999. From 2003 to 2005, he was an independent director and the chairman of the Finance and Audit Committee of Wanji Pharmaceutical Holdings Limited, also a Hong Kong listed company. He received a bachelor of science degree in electrical and electronics engineering from Nottingham University in England and an MBA in economic forecasting from Bradford University in England.
          Mr. Dalei Fan has been our vice president of sales since 2009. From 2004 to 2009, Mr. Fan was our director of sales. Prior to joining our company, Mr. Fan was a sales representative at Analogix Semiconductor, Inc. from 2002 to 2004, responsible for developing Analogix’s business in China. From 1998 to 2002, he was an engineer at China Unicom responsible for wireless broadband connections. Mr. Fan received a bachelor of science degree in communication engineering from Xi’an University of Electronic Science and Technology in China.
          Mr. Guoguang Zhao has been our vice president of operations since 2009. Mr. Zhao joined our company in 2004 and was an analog circuit design manager from 2004 to 2006 and an operation director from 2006 to 2008, responsible for supervising quality assurance, test development, foundry engineering, and supply chain management. Prior to joining our company, he was a design engineer at RF Integrated Corp. from 2002 to 2004. He received a bachelor of science degree in wireless communication engineering from Beijing University of Posts and Telecommunications and a master of science degree in microelectronics from Tsinghua University in China.
B. Compensation of Directors and Executive Officers
          For the fiscal year ended December 31, 2010, we recorded an aggregate of approximately $1.4 million in cash compensation to our senior executive officers, which includes bonuses and salaries that were earned in 2010 and paid in 2011. We did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “— Share Incentive Plans.” We set aside $0.1 million for executive pension and retirement benefits in 2010 as required by PRC law.
Employment Agreements
          We have entered into employment agreements with each of our senior executive officers, with initial terms of six years and automatic extension for successive six year periods unless terminated earlier in accordance with their terms and conditions.
          Subject to applicable law, we may terminate a senior executive officer’s employment for cause at any time without notice or remuneration if (i) the officer is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement; (ii) the officer has been grossly negligent or acted dishonestly to our detriment; or (iii) the officer has engaged in actions amounting to willful misconduct or failed to perform his or her duties and such failure continues after the officer is afforded a reasonable opportunity to cure such failure. We may also terminate a senior executive officer’s employment at any time without notice or remuneration if the officer has a disability which, as reasonably determined by our board of directors, renders the officer unable to perform the essential functions of his or her employment for more than 180 days in any 12-month period. In addition, we may terminate a senior executive officer’s employment without cause at any time by giving three months’ written notice and providing the officer with severance payments and benefits varying according to the position the officer holds, including accelerated vesting of share-based incentive grants. A senior executive officer is also eligible for severance payments and benefits if the officer terminates his or her employment upon (i) a material reduction in the officer’s authority, duties and responsibilities or (ii) a material reduction in the officer’s annual salary prior to the next annual salary review.
          Each senior executive officer has agreed to hold in the strictest confidence, and not to use except for our benefit, or to disclose to any person, corporation or other entity without our written consent, any proprietary or confidential information, such as trade secrets, technical data and research and development information, of our company, our affiliates or clients, or customers or partners of our company or our affiliates during and after his or her employment. Moreover, each senior executive officer has also agreed to refrain from competing with us, directly or indirectly, during the term of his or her employment and for a period of one year following the termination of the employment for whatever reason, including, among other things, refraining from assuming employment with any of our competitors or soliciting our employees without our express consent.
Share Incentive Plans
          We have adopted two share incentive plans, namely, the 2005 Share Option Scheme, which we refer to as the 2005 plan, and the 2009 Share Incentive Plan, which we refer to as the 2009 plan. The purpose of these plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders.
The 2009 Plan
          Under the 2009 plan, the maximum number of our ordinary shares in respect of which options, restricted shares, or restricted share units may be granted is 30,000,000 shares. As of March 14, 2011, a total of 5,816,402 restricted share units and 794,213 restricted shares to purchase an aggregate number of 6,610,615 ordinary shares have been granted and 3,828,476 restricted share units and 569,186 restricted shares are outstanding. No options have been granted under the 2009 plan.
          The following paragraphs summarize the terms of the 2009 plan.
          Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2009 plan.

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable in the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash, in our ordinary shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting treatment, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.
•	Restricted Shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.
•	Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then we shall deliver to the holder unrestricted ordinary shares that will be freely transferable after the last day of the restriction period as specified in the award agreement.
          Plan Administration. The plan administrator is a committee of one or more members of our board. The committee currently has two members, Messrs. Cheng and Ding. The plan administrator will determine the provisions and terms and conditions of each grant.
          Award Agreement. Options, restricted shares, or restricted share units granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.
          Option Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.
          Eligibility. We may grant awards to our employees, directors, consultants, and advisers or those of any related entities.
          Term of the Awards. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.
          Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.
          Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the option holder other than by will or the laws of succession and may be exercised during the lifetime of the option holder only by the option holder. Restricted shares and restricted share units may not be transferred during the period of restriction.
          Termination of the Plan. Unless terminated earlier, the 2009 plan will terminate automatically in 2019. In the event that the award recipient ceases employment with us or ceases to provide services to us, the options will terminate after a period of time following the termination of employment and the restricted shares and restricted share units that are at that time subject to restrictions will be forfeited to or repurchased by us. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.
The 2005 Plan
          Under the 2005 plan, as amended and restated on April 1, 2008, the maximum number of our ordinary shares in respect of which options may be granted was 30,000,000 shares. As of March 14, 2011, options to purchase a total of 29,883,933 ordinary shares have been granted, among which all options granted in 2005 will vest in four equal installments, with 25% to vest on each of the four consecutive anniversaries of the employee’s first employment date, and options granted in later years generally will vest in 60 equal installments, with one-sixtieth to vest on the first date of each month following the grant date.
          The following paragraphs summarize the terms of the 2005 plan.
          Plan Administration. The plan is administered by our board, whose decision shall be final and binding on all the participants of the plan. The board, at its sole discretion, determines whether an option should be granted, the number of shares to be granted, and the grant price.
          Award Agreement. Options granted under the plan are evidenced by an option agreement that sets forth the terms, conditions, and limitations for each grant.
          Exercise Price. The exercise price of the option shall be subject to the sole discretion of our board and set forth in the award agreement.
          Eligibility. We may grant awards to our employees, directors, consultants, advisors, and contractors.
          Term of the Options. The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.
          Vesting Schedule. Our board determines the vesting schedule, which is set forth in the option agreement.
          Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the option holder. The options may be exercised by the option holder only during his or her lifetime and by the legal representative of the option holder within twelve month period following the option holder’s death to the extent of the vested options.
          Termination of the Plan. Unless terminated earlier, the 2005 plan will terminate automatically in 2015. The options will also terminate upon the option holder ceasing employment with us or ceasing to provide services to us or by reason of misconduct, conviction of a criminal offence involving integrity or honesty, insolvency or bankruptcy.
          The following table summarizes, as of March 14, 2011, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2005 plan and the 2009 plan.

	Ordinary Shares
	Underlying	Exercise Price /
Name	Options Awarded	($/share)	Date of Grant	Date of Expiration
Vincent Tai	2,038,885	0.1100	September 1, 2005	September 1, 2015
	2,038,885	0.0844	September 1, 2006	September 1, 2016
	2,038,885	0.2727	September 1, 2007	September 1, 2017
Shuran Wei	966,447	0.0844	September 1, 2006	September 1, 2016
	966,447	0.2727	September 1, 2007	September 1, 2017
Liang Zhang	215,890	0.0844	September 1, 2006	September 1, 2016
	588,790	0.2727	September 1, 2007	September 1, 2017
Jun Chen	391,905	0.0844	September 1, 2006	September 1, 2016
	605,671	0.2727	September 1, 2007	September 1, 2017
Dalei Fan	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.5000	August 1, 2009	August 1, 2019
Guoguang Zhao	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.5000	August 1, 2009	August 1, 2019
Other individuals as a group	6,815,414	From 0.0844 to 0.5000	From September 1, 2005 to August 1, 2009	From September 1, 2015 to August 1, 2019

Total	16,984,871

*	Less than one percent of our total outstanding share capital and together holding stock options exercisable for 317,652 ordinary shares.

          The following table summarizes, as of March 14, 2011, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under the 2009 plan.

	Ordinary Shares
	Underlying Restricted
Name	Share Units Awarded	Date of Grant	Date of Expiration
Jun Chen	126,381	November 2, 2009	November 2, 2019
Lily (Li) Dong	*	November 2, 2009	November 2, 2019
Dalei Fan	*	November 2, 2009	November 2, 2019
Guoguang Zhao	*	November 2, 2009	November 2, 2019
		From November 2, 2009	From November 2, 2019
Other individuals as a group	5,290,493	to January 18, 2010	to January 18, 2020

Total	5,816,402

*	Less than one percent of our total outstanding share capital and together holding restricted share units representing 399,528 ordinary shares.
          The following table summarizes, as of March 14, 2011, the outstanding restricted shares granted to our executive officers and directors under the 2009 plan.

	Ordinary Shares With
Name	Restrictions Granted	Date of Grant
Vincent Tai	477,096	January 18, 2010
Shuran Wei	180,827	January 18, 2010
Liang Zhang	136,290	January 18, 2010
Total	794,213
C. Board Practices
          Our board of directors consists of seven directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. Other than with those directors who are also senior executive officers of our company, there are no service contracts between any of our directors and us or any of our subsidiaries providing for benefits to our directors upon termination of employment. See “Item 6. Directors, Senior Management and Employees— B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.
Committees of the Board of Directors
          We established a compensation committee under the board of directors in December 2009 and an audit committee under the board of directors in November 2010. We currently do not plan to establish a nominating committee. The independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each meeting of our shareholders at which directors are to be elected or re-elected. We have adopted charters for the audit committee and the compensation committee. Each committee’s members and functions are described below.
          Audit Committee. Our audit committee consists of Messrs. Wan, Lim, and Cheng. Mr. Wan serves as the chair of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
•	discussing the annual audited financial statements with management and the independent registered public accounting firm;
•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately and periodically with management and the independent registered public accounting firm; and
•	reporting regularly to the board.
          Compensation Committee. Our compensation committee consists of Messrs. Loh, Cheng and Wan. Mr. Loh serves as the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:
•	reviewing the total compensation package for our three most senior executives and making recommendations to the board with respect to it;
•	approving and overseeing the total compensation package for our executives other than the three most senior executives;
•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and
•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.
Duties of Directors
          Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.
Terms of Directors and Officers
          Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be of unsound mind.
D. Employees
          As of December 31, 2010, we employed 210 people, including 127 in research and development, 58 in sales and marketing, and 25 in general and administrative roles. We had 86 employees at our headquarters in Shanghai, 103 in Beijing, 12 in Shenzhen, 3 in Korea and 4 in Hong Kong. We had a total of 210 employees as of December 31, 2010, 171 employees as of December 31, 2009 and 154 as of December 31, 2008.

          As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.
          We typically enter into a standard confidentiality and employment agreements with our management and research and development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, for two years after his or her termination of employment, provided that we pay compensation equal to seven months’ salary to the employee for employees of RDA Shanghai and twelve months’ salary to the employee for employees of RDA Beijing during the restriction period.
          We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.
E. Share Ownership
          The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 14, 2011, by:
•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5% of our ordinary shares.
          The calculations in the table below assume that there are 261,510,076 ordinary shares outstanding as of March 14, 2011.
          Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned
	Number	%
Directors and Executive Officers:
Vincenti Tai (1)	43,410,837	16.1%
Shuran Wei (2)	8,182,304	3.0
Julian Cheng (3)	142,625,365	52.9
Gordon (Yi) Ding (4)	—	—
Lily (Li) Dong	**	**
Liang Zhang (5)	5,443,458	2.0
Dalei Fan	**	**
Jun Chen (6)	4,390,579	1.6
Shun Lam Steven Tang	—	—
Guoguang Zhao	**	**
All Directors and Executive Officers as a Group	186,036,202	69.0

Principal Shareholders:
Warburg Pincus entities (7)	142,625,365	52.9
IDG entities (8)	15,004,277	5.6

*	Except for Messrs. Julian Cheng and Gordon (Yi) Ding, the business address of our directors and executive officers is c/o Suite 302, Building 2, 690 Bibo Road, Pudong District, Shanghai 201203, People’s Republic of China. The business address of Messrs. Cheng and Ding is c/o Warburg Pincus Asia LLC, Suite 6703, Two IFC, 8 Finance Street, Hong Kong.

**	Less than 1%.

Notes:	(1)	Includes 5,436,219 ordinary shares held by Mr. Tai (including 341,920 ordinary shares with restrictions on voting and dividend rights), 5,437,027 ordinary shares issuable upon exercise of options held by Mr. Tai that are exercisable within 60 days of March 14, 2011 and 32,537,591 ordinary shares held by individual shareholders who authorize Mr. Tai to vote these shares on their behalf under power of attorney. Such individuals include all of our executive officers.
(2)	Includes 6,571,559 ordinary shares held by Mr. Wei (including 180,827 ordinary shares with restrictions on voting and dividend rights) and 1,610,745 ordinary shares issuable upon exercise of options held by Mr. Wei that are exercisable within 60 days of March 14, 2011. Mr. Wei authorized Mr. Vincent Tai to vote the ordinary shares that Mr. Wei currently holds.
(3)	Mr. Cheng is a managing director of Warburg Pincus Asia LLC, which advises Warburg Pincus LLC, a New York limited liability company that acts as the manager of the Warburg Pincus entities. Mr. Cheng disclaims beneficial ownership of the shares held by the Warburg Pincus entities except to the extent of his pecuniary interests therein.
(4)	Mr. Ding is an employee of Warburg Pincus Asia LLC.
(5)	Includes 4,835,041 ordinary shares held by Mr. Zhang (including 136,290 ordinary shares with restrictions on voting and dividend rights) and 608,417 ordinary shares issuable upon exercise of options held by Mr. Zhang that are exercisable within 60 days of March 14, 2011. Mr. Zhang authorized Mr. Vincent Tai to vote the ordinary shares that Mr. Zhang currently holds.
(6)	Includes 3,719,791 ordinary shares held by Mr. Chen, 641,299 ordinary shares issuable upon exercise of options held by Mr. Chen that are exercisable within 60 days of March 14, 2011 and 29,489 ordinary shares under restricted share units that are vested or will be vested within 60 days of March 14, 2011. Mr. Chen authorized Mr. Vincent Tai to vote the ordinary shares that Mr. Chen currently holds.
(7)	“Warburg Pincus entities” refers to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., WP-WPVIII Investors, L.P. (as successor in interest to Warburg Pincus Germany Private Equity VIII, K.G.), Warburg Pincus International Partners, L.P., Warburg Pincus Netherlands International Partners I, C.V. and WP-WPIP Investors L.P. (as successor in interest to Warburg Pincus Germany International Partners, K.G.). Warburg Pincus LLC, a New York limited liability company, acts as the manager of certain private equity funds, including the Warburg Pincus entities. Warburg Pincus Partners, LLC, a New York limited liability company and a direct subsidiary of Warburg Pincus & Co., a New York general partnership, is the general partner of the Warburg Pincus entities. Warburg Pincus & Co. is the managing member of Warburg Pincus Partners, LLC. The business address of the Warburg Pincus entities is 450 Lexington Avenue, New York, NY 10017, the United States. Charles R. Kaye and Joseph P. Landy are managing general partners of Warburg Pincus & Co. and managing members and co-presidents of Warburg Pincus LLC. Messrs. Kaye and Landy disclaim beneficial ownership of the shares held by the Warburg Pincus entities except to the extent of their pecuniary interests therein.
(8)	“IDG entities” refers to IDG-ACCEL China Growth Fund L.P., IDG-ACCEL China Growth Fund-A L.P. and IDG-ACCEL China Investors L.P. Quan Zhou and Patrick J. McGovern are the managing directors of IDG-Accel China Growth Fund GP Associates Ltd., which is the General Partner of IDG-Accel China Growth Fund Associates L.P., which is in turn the General Partner of IDG-Accel China Growth Fund L.P and IDG-ACCEL China Growth Fund-A L.P. Messrs. Zhou and McGovern disclaim beneficial ownership of the shares held by IDG-ACCEL China Growth Fund L.P. and IDG-ACCEL China Growth Fund-A L.P. except to the extent of their pecuniary interests therein. Jim Breyer and Quan Zhou are the directors of IDG-ACCEL China Investors Associates Ltd., which is the general partner of IDG-ACCEL China Investors L.P. Messrs. Breyer and Zhou disclaim beneficial ownership of the shares held by IDG-ACCEL China Investors L.P. The business address of the IDG entities is c/o IDG Capital Management (HK) Limited, Unit 1509, The Center, 99 Queen’s Road, Central, Hong Kong.
          As of March 14, 2011, 261,510,076 of our ordinary shares were issued and outstanding. To our knowledge, 208,457,108 ordinary shares, representing approximately 79.7% of our total outstanding shares, were held by holders in the in the United States, which includes 51,750,000 ordinary shares held of record by Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders have different voting rights from other shareholders. See “Item 6. Directors, Senior Management and Employees— B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Transactions with Warburg Pincus Investment Portfolio Companies
     In the year ended December 31, 2010, we purchased raw materials on behalf of a related party at the amount of approximately $2.3 million and charged a fee in the amount of approximately $0.1 million for such purchase. In the year ended December 31, 2010 we also sold products to this related party for approximately $1.1 million and charged this related party a royalty of approximately $63,500. As of the date of this annual report, we have approximately $1.3 million in payables to us outstanding due from this related party. The related party is a privately owned company controlled by Warburg Pincus entities.
     In December 2007, we distributed our non-controlling equity interest in a joint venture entity to our preferred and ordinary shareholders on a pro rata basis. The joint venture entity is a privately owned company and its board of directors shares a director with our company, who was appointed by Warburg Pincus entities.
     We have engaged and may continue to engage in transactions in the ordinary course of our business with Warburg Pincus investment portfolio companies from time to time for amounts that are not significant to us.
Employment Agreements
     See “Item 6. Directors, Senior Management and Employees— B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.
Share Incentives
     See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of share-based compensation awards we have granted to our directors, officers and other individuals as a group.
See footnote 14 to our financial statements for further information about our related party transactions.
C. Interests of Experts and Counsel
     Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     See “Item 18. Financial Statements.”
Legal and Administrative Proceedings
     We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time. See “Risk Factors — Risks Related to Our Business — Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation expenses or licensing expenses or be prevented from selling certain of our products if these claims are successful.”
Dividend Policy
     We have not previously declared or paid cash dividends. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
     We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in the British Virgin Islands and Hong Kong for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “PRC Regulation — Regulations on Dividend Distribution.”
     Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
     Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offering and Listing Details
     See “—C. Markets.”
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing six ordinary shares, have been listed on the Nasdaq Global Market since November 10, 2010 and trade under the symbol “RDA.” The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2010 (from November 10, 2010)	18.20	9.53

Quarterly Highs and Lows
Fourth Fiscal Quarter of 2010 (from November 10, 2010)	18.20	9.53
First Fiscal Quarter of 2011 (until March 30, 2011)	15.90	12.50

Monthly Highs and Lows
November 2010 (from November 10, 2010)	18.20	9.53
December 2010	16.64	12.80
January 2011	15.90	12.72
February 2011	13.85	12.80
March 2011 (until March 30, 2011)	15.43	12.50
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not applicable.

B. Memorandum and Articles of Association
     We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
     Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, George Town, Grand Cayman KY1-1111, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.
Board of Directors
     A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “—Terms of Directors and Officers.”
Ordinary Shares
     General. All of our outstanding ordinary shares are fully paid. The ordinary shares are issued in registered form. Our shareholders who are not residents of the Cayman Islands may freely hold and vote their shares.
     Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
     Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.
     A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative. Advance notice of at least seven calendar days is required for the convening of shareholders’ meetings.
     An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate all or any of our share capital and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any authorized unissued shares.
     Transfer of Shares. Subject to the restrictions set out in our memorandum and articles of association, our shareholders may transfer all or any of their ordinary shares by an instrument of transfer.
     Our board of directors may decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer; and (b) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board may from time to time require, is paid to us in respect thereof.
     If our board of directors refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means and the register closed at such times and for such periods as our board may from time to time determine.
     Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution shall be distributed as determined by the liquidator with the sanction of an ordinary resolution of the shareholders.
     Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. Shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
     Redemption of Shares. We may issue shares on terms that are subject to redemption on such terms and in such manner as may, before the issue of such shares, be determined by the board of directors.
     Variations of Rights of Shares. All or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
     Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”
     Limitations on the Right to Own Shares. There are no limitations on the right to own our shares.
     Disclosure of Shareholder Ownership. There are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Transactions with Warburg Pincus Investment Portfolio Companies,” in “Item 4. Information on the Company—B. Business Overview,” or elsewhere in this annual report.
D. Exchange Controls
     See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”
E. Taxation
     The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. Accordingly, each investor should consult its own tax advisor regarding the tax consequences of an investment in our ADSs or ordinary shares applicable under its particular circumstances.
Cayman Islands Taxation
     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands likely to be material to holders of our ordinary shares or ADSs who are not themselves residents of the Cayman Islands. Dividend payments are not subject to withholding tax in the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands. The Cayman Islands is not a party to any tax treaties for the avoidance of double taxation.
PRC Taxation
     Under the PRC enterprise income tax law, an enterprise established outside the PRC with “de facto management bodies” within the PRC should be considered a “resident enterprise” of the PRC. Under the implementation regulations to the enterprise income tax law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. This circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although this circular explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the PRC enterprise income tax law. We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a withholding tax from dividends we pay to our shareholders, including the holders of our ADSs. In addition, shareholders and ADS holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.
     For more information on PRC taxation applicable to our company, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Taxation” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation.”
United States Federal Income Taxation
     The following is a discussion of the United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares that are anticipated to be material to a U.S. Holder (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. It is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors that are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any non-United States, state, or local tax considerations. This description, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership our ADSs or ordinary shares.
     EACH US HOLDER IS URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.
General
     For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation, for United States federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the United States Internal Revenue Code.
     If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.
     For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.
Passive Foreign Investment Company Considerations
     A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
     While we do not anticipate becoming a PFIC in the current or future taxable years, there can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year. In particular, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets and the cash. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.
     Because PFIC status is a fact-intensive determination made on an annual basis and depends on the composition of our assets and income at such time, no assurance can be given that we are not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. Because PFIC status is a fact-intensive determination made on a prospective annual basis, our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status.
     The discussion below under “Passive Foreign Investment Company Rules” describes the consequences if we are or become qualified as a PFIC.
Dividends
     Any cash distributions (including the amount of any PRC tax withheld from such cash distributions) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, U.S. holders should expect that any distribution paid will generally be reported to them as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, certain non-corporate recipients of dividends paid in respect of ADSs or ordinary shares represented by ADSs will generally be subject to tax on the dividends at a maximum federal income tax rate of 15%, provided that certain conditions (including holding period requirements) are met. In the event that we are deemed to be a PRC “resident enterprise” under the PRC enterprise income tax law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “Taxation — Peoples’ Republic of China Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.
     Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes (not in excess of any applicable treaty rate) imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all foreign income taxes.
     The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares
     A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which is likely to affect the ability of a U.S. Holder to claim such credits. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty, in which case a U.S. Holder that is eligible for the benefits of the treaty may be able to claim a foreign tax credit, subject to applicable limitations. See “People’s Republic of China Taxation.” The deductibility of a capital loss may be subject to limitations.
Passive Foreign Investment Company Rules
     If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless a U.S. Holder makes a mark-to-market election (as described below), a U.S. Holder will generally be subject to imputed interest charges, characterization of a portion of any gain from the sale or exchange of our ADSs or ordinary shares as ordinary income, and other disadvantageous tax treatment with respect to our ADSs or ordinary shares.
     As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the ADSs are actively traded. We anticipate that the ADSs should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of ADSs makes this election, the U.S. Holder of ADSs will generally (i) include as income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.
     A qualified electing fund election (a “QEF election”) could also alleviate certain of the tax consequences referred to above. However, it is expected that the conditions necessary for making a QEF election will not apply in the case of our ADSs and ordinary shares, because we do not expect to make available the information necessary for U.S. Holders to report income and certain losses in a manner consistent with the requirements for such elections.
     If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ADSs or ordinary shares, including reporting on Internal Revenue Service Form 8621. In the case of a U.S. Holder that has held ADSs during any taxable year in respect of which we were classified as a PFIC and continue to hold such ADSs (or any portion thereof), and has not previously determined to make a mark-to-market election, and that is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market or other election.
Backup Withholding and Information Reporting
     Recently enacted legislation imposes new reporting requirements on certain United States investors with respect to an investment in our ADSs or ordinary shares not held through a custodial account with a U.S. financial institution. This new legislation also imposes penalties if such investor is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of ADSs or ordinary shares. Dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale or disposition of the ADSs or ordinary shares are not generally subject to United States backup withholding (provided that certain certification requirements are satisfied). U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules to their particular circumstances.
F. Dividends and Paying Agents
     Not applicable.

G. Statement by Experts
     Not applicable.
H. Documents on Display
     We previously filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the offering of our ordinary shares represented by ADSs.
     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
     We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.
I. Subsidiary Information
     For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
     Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$1,629 in our interest income for the year ended December 31, 2010.
Foreign Exchange Risk
     All of our revenue and most of our cost of revenue are denominated in U.S. dollars, while most of our expenses are denominated in RMB. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.
     The value of your investment in our ADSs may be affected by the foreign exchange rate between U.S. dollars and RMB, even though we use the U.S. dollar as our functional and reporting currency, because most of our expenses are denominated in RMB and the functional currency of our PRC subsidiaries is the RMB while the ADSs will be traded in U.S. dollars. Our functional currency is the U.S. dollar because most of our revenue, cost of revenue, and financings are denominated in U.S. dollars.
     The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

     To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2010, we had RMB-denominated cash balances of RMB27.6 million and U.S. dollar-denominated cash balances of $94.7 million. Assuming we had converted the RMB-denominated cash balance of RMB27.6 million into U.S. dollars at the exchange rate of $1.00 for RMB6.6227 as of December 31, 2010, this cash balance would have been $4.2 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $4.1 million.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
     Not applicable.
B. Warrants and Rights
     Not applicable.
C. Other Securities
     Not applicable.
D. American Depositary Shares
Fees and Charges Our ADS holders May Have to Pay
     As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs	Up to U.S.5¢ per ADS issued

• Cancellation of ADSs	Up to U.S.5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to U.S.5¢ per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S.5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.5¢ per ADS held

• Depositary services	Up to U.S.5¢ per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADRs	U.S.$1.50 per certificate presented for transfer
     As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:
•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands ( i.e. , upon deposit and withdrawal of ordinary shares);
•	expenses incurred for converting foreign currency into U.S. dollars;
•	expenses for cable, telex and fax transmissions and for delivery of securities;
•	taxes and duties upon the transfer of securities ( i.e. , when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
     Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
     The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (such as stock dividends and rights distributions), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
     In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
     Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.
Fees and Other Payments Made by the Depositary to Us
     The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2010 from our initial public offering that year, we received approximately $1.0 million from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
     The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-170063) for our initial public offering of 8,625,000 ADSs, representing 51,750,000 ordinary shares, which registration statement was declared effective by the SEC on November 9, 2010.
     For the period from the effective date of the registration statement to December 31, 2010, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $8.7 million, which included $5.3 million for underwriting discounts and commissions and $3.4 million for other expenses. We received net proceeds of approximately $67.5 million from our initial public offering.
     For the period from the effective date to December 31, 2010, we did not use a substantial portion of the net proceeds received from our initial public offering.
ITEM 15. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
     Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the

Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Internal Control over Financial Reporting
          In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2009, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to a failure to maintain effective controls over the period-end financial reporting process.
          Following the identification of the material weakness, we have undertaken certain remedial steps to address it:
•	we appointed a financial reporting manager and an internal audit manager in January 2010 and August 2010, respectively, who have relevant financial reporting and internal control knowledge and experience to lead our period-end financial reporting process and internal audit function;
•	we appointed three independent directors to our board and have established an audit committee within our board in October 2010. The audit committee is responsible for overseeing the accounting and financial reporting processes as well as audits of the financial statements of our company;
•	we implemented more comprehensive period end closing procedures, including a checklist of procedures that are to be performed and then internally reviewed;
•	we have engaged the services of external internal control consultants, other than our independent registered public accounting firm, with relevant experience, skills and knowledge to supplement our existing personnel and assist with the preparation of compliance with Section 404 of the Sarbanes-Oxley Act of 2002. They are working under the supervision and direction of our management to establish documentation of our internal controls, policies and procedures for each key business cycle. Through their work, communication and training was delivered to the concerning departments and personnel; and
•	we started running a new Enterprise Resource Planning (“ERP”) system in parallel with our existing systems in the fourth quarter 2010. This new ERP system allows for greater organizational accountability and lines of approval, and improved operational performance of our finance and accounting processes including efficiency of period-end closing procedures.
          With the implementation of the above measures, we believe that we have remediated the material weakness in our internal control over financial reporting identified for the year ended December 31, 2009. In connection with the preparation of our financial statements for the year ended December 31, 2010, we have not noted any material weakness in internal control over financial reporting.
          However, the process of implementing effective controls over financial reporting on various processes is a continuous effort that requires us to anticipate and react to changes in our business and regulatory environments and to expend related resources to maintain control effectiveness that is adequate to support our financial reporting. In 2011, we will continue to improve our internal controls and prepare for compliance with Section 404 of the Sarbanes-Oxley Act in time. As we prepare for compliance with Section 404 of the Sarbanes-Oxley Act, we may identify additional deficiencies in our system of internal control over financial reporting and, if so, will take correcting actions accordingly.

Changes in Internal Control Over Financial Reporting
     Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Peter Wan and Kern Lim are our audit committee financial experts. Each is an independent director under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act. Mr. Wan is the chairman of our audit committee, and Mr. Lim is a member.
ITEM 16B. CODE OF ETHICS
     Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.rdamicro.com/governance.cfm.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2009	2010
	(in US$ thousands)
Audit fees(1)	237	257
Audit-related fees(2)	439	297
Tax fees (3)	54	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2010.

(3)	Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
     The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. All audit, audit related, and tax services provided for the year ended December 31, 2009 were completed prior to the formation of our audit committee in 2010. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the year ended December 31, 2010.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     Because Warburg Pincus beneficially owns more than 50% of our outstanding ordinary shares, we are a “controlled company” as defined under Nasdaq Global Market rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules:
     • that a majority of our board of directors must be independent directors;
     • that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
     • that our director nominees must be selected or recommended solely by independent directors.
     Currently, we do not plan to rely on the controlled company exemptions with respect to our corporate governance. However, if we choose to rely on the controlled company exemptions in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable issuers that are not controlled companies.
     In addition, certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the Nasdaq Global Market corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and (if we chose to have one) our nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers.
PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
     The consolidated financial statements of RDA Microelectronics, Inc. are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-170063))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-170063))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-170063))

2.3	Form of Deposit Agreement among the Registrant, Citibank N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-170063))

Exhibit
Number	Description of Document
2.4	Second Amended and Restated Shareholders Agreement dated as of February 25, 2010 among the Registrant, certain of the Registrant’s ordinary shareholders and all of its preferred shareholders and RDA Microelectronics (BVI) Inc., RDA International, Inc., RDA Technologies Limited, RDA Microelectronics (Shanghai) Ltd. and RDA Microelectronics (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.1	2005 Share Option Scheme (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-170063))

4.2	2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.5	Technology License Agreement between the Registrant and ARM Limited dated February 26, 2008 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.6	Annex to Technology License Agreement between the Registrant and ARM Limited dated June 22, 2009 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.7	Annex to Technology License Agreement between the Registrant and ARM Limited dated June 22, 2009 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.8	Distribution Agreement dated as of June 3, 2005 between RDA Microelectronics (BVI) Inc. (formerly known as RDA Microelectronics, Inc.) and Arrow Asia Pacific Inc. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.9	Distribution Agreement dated as of March 25, 2008 between RDA Technologies Limited and Auctus Technologies (Hong Kong) Limited (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.10	Distribution agreement dated as of May 6, 2008 between RDA Technologies Limited and Giatek Corporation Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.11	License Agreement dated as of May 12, 2010, between RDA Technologies Limited and Silicon Laboratories Inc. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.12	Distribution Agreement dated as of September 3, 2010 between RDA Technologies Limited and China Achieve Limited (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-170063))

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-170063))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Description of Document
15.1*	Consent of Jun He Law Offices

15.2*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

*	Filed with this annual report on Form 20-F

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 1, 2011	RDA MICROELECTRONICS, INC.
	By:	/s/ Vincent Tai
	Name:	Vincent Tai
	Title:	Chairman and Chief Executive Officer

RDA MICROELECTRONICS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010	F-3
Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2008, 2009 and 2010	F-5
Consolidated Statements of Convertible Redeemable Preferred Shares and Shareholders’ Equity / (Deficit) for the years ended December 31, 2008, 2009 and 2010	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010	F-9

Notes to the Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of RDA Microelectronics, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, convertible redeemable preferred shares and shareholders’ equity/(deficit) and cash flows present fairly, in all material respects, the financial position of RDA Microelectronics, Inc. (the “Company”) and its subsidiaries at December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
April 1, 2011

RDA MICROELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2010
	(Amounts in thousands of USD, except number of
	shares and per share data)
ASSETS
Current assets:
Cash and cash equivalents	24,638	98,920
Short-term investments	1,318	7,142
Restricted cash	350	—
Accounts receivable	4,603	22,715
Inventories	25,403	35,494
Prepaid expenses and other current assets	1,330	1,580
Deferred tax assets	87	5

Total current assets	57,729	165,856

Property and equipment, net	2,318	2,201
Other long-term assets	39	62
Deferred tax assets	185	127

Total assets	60,271	168,246

RDA MICROELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,
	2009	2010
	(Amounts in thousands of USD,
	except number of shares and per
	share data)
LIABILITIES
Current liabilities:
Accounts payable	20,183	20,524
Accrued expenses and other current liabilities	7,689	12,934
Deferred revenue	5,419	6,722

Total current liabilities	33,291	40,180

Total liabilities	33,291	40,180

Commitments and contingencies

CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series A Preferred Shares, USD0.01 par value; 142,500,000 shares authorized, 94,648,784 shares issued and outstanding as of December 31, 2009, none outstanding as of December 31,2010 (Liquidation value: USD 14,049 and nil as of December 31, 2009 and 2010)	12,880	—

Series B Preferred Shares, USD0.01 par value; 35,000,000 shares authorized, 32,972,304 shares issued and outstanding as of December 31, 2009, none outstanding as of December 31,2010 (Liquidation value: USD 6,791 and nil as of December 31, 2009 and 2010)	6,281	—

Series C Preferred Shares, USD0.01 par value; 31,000,000 shares authorized, 30,008,554 shares issued and outstanding as of December 31, 2009, none outstanding as of December 31, 2010 (Liquidation value: USD 12,333 and nil as of December 31, 2009 and 2010)	11,157	—

SHAREHOLDERS’ EQUITY / (DEFICIT)

Ordinary shares, (USD0.01 par value; 261,500,000 shares authorized, 50,333,579 shares issued and outstanding as of December 31, 2009, and 261,510,076 shares issued and outstanding as of December 31, 2010)	503	2,615
Additional paid-in capital	5,090	113,360
Recourse loans	(1,667)	—
Accumulated other comprehensive income	472	695
Retained earnings / (Accumulated deficit)	(7,736)	11,396

Total shareholders’ equity / (deficit)	(3,338)	128,066

Total liabilities, convertible redeemable preferred shares and shareholders’ equity / (deficit)	60,271	168,246

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year
	Ended December 31,
	2008	2009	2010
	(Amounts in thousands of USD, except number of shares and
	per share data)
Revenue	55,500	118,373	191,163
Cost of revenue	(37,555)	(87,410)	(134,258)

Gross profit	17,945	30,963	56,905
Operating expenses:
Research and development	(13,198)	(14,475)	(25,815)
Selling, general and administrative	(4,518)	(4,649)	(9,939)

	(17,716)	(19,124)	(35,754)

Income from operations	229	11,839	21,151
Interest income	43	57	209
Other income / (expenses), net	(69)	(213)	280

Income before income tax expense	203	11,683	21,640
Income tax benefit / (expense)	454	(377)	(2,508)

Net income	657	11,306	19,132

Accretion/cumulative dividends for Series A Preferred Shares	(971)	(794)	(680)
Accretion/cumulative dividends for Series B Preferred Shares	(435)	(436)	(374)
Accretion/cumulative dividends for Series C Preferred Shares	(773)	(800)	(687)
Amount allocated to participating preferred shareholders	—	(7,449)	(12,112)

Net income/(loss) attributable to ordinary shareholders	(1,522)	1,827	5,279

Earnings/(losses) per ordinary share
Basic	(0.04)	0.05	0.06
Diluted	(0.04)	0.03	0.05

Weighted average ordinary shares used in per share calculation
Basic	37,434,517	38,671,413	82,221,102
Diluted	37,434,517	58,901,016	97,358,770

Other comprehensive income
Net income	657	11,306	19,132
Cumulative translation adjustments	373	6	223

Comprehensive income	1,030	11,312	19,355

Share-based compensation was allocated in operating expenses as follows:
Research and development	2,739	532	4,990
Selling, general and administrative	999	310	3,385
The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY / (DEFICIT)

			Shareholders’ Equity / (Deficit)
							Accumulated	Retained
							Other	Earnings/	Total
	Convertible Redeemable				Additional	Recourse	Comprehensive	(Accumulated	Shareholders’
	Preferred Shares		Ordinary Shares		Paid-in Capital	Loans	Income	Deficit)	Equity / (Deficit)
			Amounts in thousands of USD except number of shares
	Shares	Amount	Shares	Par Value	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2008	157,629,642	28,563	37,434,517	374	599	—	93	(19,699)	(18,633)
Net income for the year	—	—	—	—	—	—	—	657	657
Foreign currency translation adjustment	—	—	—	—	—	—	373	—	373
Accretion to redemption value of Preferred Shares through date of elimination of certain redemption feature	—	2,010	—	—	(2,010)	—	—	—	(2,010)
Reduction in carrying value of Series B and Series C Preferred Shares resulting from modification of redemption feature	—	(255)	—	—	255	—	—	—	255
Share-based compensation	—	—	—	—	3,738	—	—	—	3,738

Balance as of December 31, 2008	157,629,642	30,318	37,434,517	374	2,582	—	466	(19,042)	(15,620)

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY / (DEFICIT) — (CONTINUED)

			Shareholders’ Equity / (Deficit)
							Accumulated	Retained
							Other	Earnings/	Total
	Convertible Redeemable				Additional	Recourse	Comprehensive	(Accumulated	Shareholders’
	Preferred Shares		Ordinary Shares		Paid-in Capital	Loans	Income	Deficit)	Equity / (Deficit)
			Amounts in thousands of USD except number of shares
	Shares	Amount	Shares	Par Value	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2009	157,629,642	30,318	37,434,517	374	2,582	—	466	(19,042)	(15,620)
Net income for the year	—	—	—	—	—	—	—	11,306	11,306
Foreign currency translation adjustment	—	—	—	—	—	—	6	—	6
Issuance of ordinary shares in connection with stock option exercises	—	—	12,899,062	129	1,666	—	—	—	1,795
Recourse loans issued to employees for stock option exercises						(1,795)			(1,795)
Interest accrual on recourse loans						(5)			(5)
Repayment of Recourse Loans	—	—	—	—	—	133	—	—	133
Share-based compensation	—	—	—	—	842	—	—	—	842

Balance as of December 31, 2009	157,629,642	30,318	50,333,579	503	5,090	(1,667)	472	(7,736)	(3,338)

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’
EQUITY / DEFICIT — (CONTINUED)

			Shareholders’ Equity / (Deficit)
							Accumulated	Retained
							Other	Earnings/	Total
	Convertible Redeemable				Additional	Recourse	Comprehensive	(Accumulated	Shareholders’
	Preferred Shares		Ordinary Shares		Paid-in Capital	Loans	Income	Deficit)	Equity / (Deficit)
			Amounts in thousands of USD except number of shares
	Shares	Amount	Shares	Par Value	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2010	157,629,642	30,318	50,333,579	503	5,090	(1,667)	472	(7,736)	(3,338)
Net income for the year	—	—	—	—	—	—	—	19,132	19,132
Issuance of ordinary shares in the initial public offering	—	—	50,802,000	508	66,973	—	—	—	67,481
Conversion of preferred shares to ordinary shares in conjunction with the initial public offering	(157,629,642)	(30,318)	157,629,642	1,576	28,742	—	—	—	30,318
Issuance of restricted shares			794,213	8	—	—	—	—	8
Foreign currency translation adjustment	—	—	—	—	—	—	223	—	223
Interest accrual on recourse loans	—	—	—	—	—	(46)	—	—	(46)
Repayment of recourse loans	—	—	—	—	—	1,713	—	—	1,713
Issuance of ordinary shares to an investor	—	—	1,950,642	20	4,180	—	—	—	4,200
Share-based compensation	—	—	—	—	8,375	—	—	—	8,375

Balance as of December 31, 2010	—	—	261,510,076	2,615	113,360	—	695	11,396	128,066

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2008	2009	2010
	Amounts in thousands of USD
Cash flow from operating activities:

Net income	657	11,306	19,132
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	548	571	754
Loss on disposal of property, equipment	137	4	4
Allowance for doubtful accounts	(5)	—	—
Inventory write-down	575	2,910	3,120
Share-based compensation	3,738	842	8,375
Deferred income taxes	(458)	186	140
Interest income from recourse loans	—	(5)	(46)
Changes in operating assets and liabilities
Accounts receivable	(1,682)	291	(18,112)
Inventories	(4,631)	(20,232)	(13,211)
Prepaid expenses, other current and Long-term assets	341	(1,226)	(273)
Accounts payable	5,286	12,574	341
Accrued expenses and other current liabilities	1,177	3,946	5,245
Deferred revenue	285	2,795	1,303

Net cash provided by operating activities	5,968	13,962	6,772

Cash flow from investing activities:
Sales of short-term investments	—	732	9,070
Purchase of short-term investments		(2,050)	(14,661)
Purchase of property and equipment	(695)	(1,316)	(571)
Changes in restricted cash	(350)	—	350

Net cash used in investing activities	(1,045)	(2,634)	(5,812)

Cash flow from financing activities:
Proceeds from repayment of recourse loans	—	133	1,713
Proceeds from issuance of ordinary shares	—	—	71,681
Proceeds from issuance of restricted shares	—	—	8

Net cash provided by financing activities	—	133	73,402

Effect of foreign exchange rate changes on cash and cash equivalents	229	7	(80)

Net increase in cash and cash equivalents	5,152	11,468	74,282
Cash and cash equivalents — beginning of year	8,018	13,170	24,638

Cash and cash equivalents — end of year	13,170	24,638	98,920

Supplemental disclosure of non-cash investing and financing activities:
Issuance of recourse loans in connection with stock option exercise	—	1,795	—
Conversion of preferred shares to ordinary shares	—	—	30,318
The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
1. DESCRIPTION OF BUSINESS
RDA Microelectronics, Inc. is a holding company incorporated in the British Virgin Islands (“BVI”) on January 8, 2004. In July 2008, it changed its name to RDA Microelectronics (BVI), Inc (“RDA Micro BVI”).
RDA Microelectronics, Inc. (the “Company”) was established in Cayman Islands (“Cayman”) on May 26, 2008. On August 12, 2008, all of the then existing preferred and ordinary shareholders of RDA Micro BVI exchanged their respective shares of RDA Micro BVI for an equivalent number of shares of the Company at equivalent classes. As a result, RDA Micro BVI became a wholly-owned subsidiary of the Company on August 12, 2008. The rights of the preferred and ordinary shares issued by the Company are the same as those originally issued by RDA Micro BVI. The accompanying consolidated financial statements reflect reorganization in August 2008 and have been prepared as if the current corporate structure had been in existence throughout all relevant periods.
The accompanying consolidated financial statements include the financial statements of the Company and its following wholly-owned subsidiaries:

Name of subsidiaries	Place of incorporation	Date of incorporation	Principal activities
RDA Micro BVI	BVI	January 8, 2004	Investment in other subsidiaries

RDA International, Inc. (“RDA International”)	BVI	September 30, 2005	Dormant since January 1, 2010 (Purchase of materials and holding of intellectual properties (“IP”) prior to December 31, 2009)

RDA Technologies, Inc. (“RDA US”)	United States of America (“US”)	September 24, 2004	Dormant (closed in 2009)

RDA Technologies Limited (“RDA Tech”)	Hong Kong	November 14, 2007	Purchase of materials and holding of intellectual properties (“IP”) since January 1, 2010; Sales of products

RDA Microelectronics (Shanghai) Co., Ltd. (“RDA Shanghai”)	Shanghai, the People’s Republic of China (“PRC”)	April 13, 2004	Research and development

RDA Microelectronics (Beijing) Co., Ltd. (“RDA Beijing”)	Beijing, PRC	December 20, 2005	Research and development
The principal activities of the Company are to design, develop and market Radio-Frequency and Mixed-Signal System on Chip Integrated Circuits for the cellular, broadcast and connectivity markets.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(1) Basis of Presentation
The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(2) Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.
(3) Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates.
(4) Fair Value of Financial Instruments
On January 1, 2008, the Company adopted FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. On January 1, 2009, the Company also adopted the statement for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FASB ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions the guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets at fair value. The adoption did not have a material impact on the Company’s consolidated financial statements.
The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and certain accrued expenses. Short-term investments are limited to time deposits with original maturities longer than three months and less than one year. As of December 31, 2009 and 2010, the respective carrying values of financial instruments approximated their fair values based on their short-term maturities.
Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

As of December 31, 2009	Level 1	Level 2	Level 3	Total
Cash equivalents	4,335	—	—	4,335
Short-term investments	1,318	—	—	1,318

Total	5,653	—	—	5,653

As of December 31, 2010	Level 1	Level 2	Level 3	Total
Cash equivalents	81,680	—	—	81,680
Short-term investments	7,142	—	—	7,142

Total	88,822	—	—	88,822

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
(5) Cash and Cash Equivalents
Cash and cash equivalents are cash on demand, money market fund and time deposits with original maturities of three months or less.
(6) Short-term Investments
Short-term investments are time deposits with original maturities longer than three months and less than one year.
(7) Restricted Cash
Restricted cash are deposits designated as collateral for the short-term irrevocable standby letters of credit.
(8) Concentration of Credit Risks
Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash and accounts receivable.
As of December 31, 2009 and 2010, substantially all of the Company’s cash and cash equivalents and time deposits were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Company has not experienced any losses on its deposits of cash and cash equivalents, short-term investments and restricted cash.
The following table summarizes the percentage of the Company’s revenue and accounts receivable represented by distributors with balances over 10% of total revenue for the years ended December 31, 2008, 2009 and 2010, and over 10% of accounts receivable as of December 31, 2009 and 2010, respectively:

	Year Ended December 31,
Revenue	2008	2009	2010
Company A	44%	58%	53%
Company B	34%	19%	12%
Company C	10%	15%	15%

	December 31,
Accounts receivable	2009	2010
Company A	42%	63%
Company C	47%	19%
The Company establishes credit limits for each distributor and reviews such limits prior to product shipment. The Company believes that its distributors have high credit quality. As a result, it is not exposed to unusual risk and generally does not require collateral from the distributors.
(9) Allowance for Doubtful Accounts
Accounts receivable are initially recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer’s ability to pay. The Company did not record

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
any allowance for doubtful accounts as of December 31, 2009 and 2010. For the periods presented, the Company did not write off any accounts receivable.
(10) Inventories
Inventories are stated at the lower of cost (weighted average) or market. Cost comprises of direct material, shipping and handling, and overhead incurred to bring the inventories to their present location and condition. Due to its master agreements with distributors allowing for price protection and product return, the Company’s inventory balance includes products at cost held by distributors that have not been sold through to customers, even though the distributors hold legal title to such products. The Company performs impairment testing based on the following assessment for inventories held at the Company’s premises and held by distributors. Inventory write-downs are provided for obsolete and excess inventory based on management’s forecasts of demand over specific future time horizons, and for the excess of the carrying value over their estimated market value less costs to dispose which relies on forecasts of average selling prices in future periods. If economic, competitive or other factors cause market conditions to be less favorable than those projected by management, additional inventory write-downs may be required and they could have a material adverse effect on the Company’s future results of operations. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with suppliers for quantities in excess of the Company’s future demand forecasts consistent with its valuation of excess and obsolete inventory.
(11) Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization, which are computed using the straight-line method over the following estimated useful lives:

Equipment and office furniture	3-5 years
Motor vehicles	5 years
Software	5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful lives
Repair and maintenance costs are expensed as incurred. Upon retirement or other disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in operations.
(12) Investments
The Company applies the FASB ASC 323, Investments, in accounting for the investments. Under FASB ASC 323, equity method is used for investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. As of December 31, 2009 and 2010, the Company did not have any such investments, other than those described under short-term investments above.
The Company continually reviews its investments in subsidiaries to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. No impairment losses were recorded for the years ended December 31, 2008, 2009 and 2010.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
(13) Impairment of Long-lived Assets
The Company applies FASB ASC 360, Property, Plant and Equipment. In accordance with these standards, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying amount of the assets, the Company recognizes an impairment loss equal to the excess of the carrying value over the fair value of the assets. No impairment of long-lived assets was recorded for the periods presented.
(14) Revenue Recognition
In accordance with FASB ASC 605, Revenue Recognition, the Company recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured.
The Company sells the majority of its products through distributors under arrangements allowing for price protection and product return. If the Company decreases the price of any products, a distributor will receive a credit to adjust the inventory held by the distributor to the new decreased price. In addition, if the price to the customer was lower than the price paid to the Company by the distributor, the distributor will receive a credit for the difference. The master agreements with distributors do not restrict the amount or time period of price protection on unsold products. The Company may be required to grant price discounts below the cost of a product if the market price for such product declines significantly. Through December 31, 2009 and 2010, the Company has not experienced such a price decline that would reduce selling price below cost. The amount or time period of return rights vary by distributor, but generally, distributors have the right to return unsold products. Due to rapid changes in technology, consumer preferences and prices, the Company cannot reliably estimate their returns or price adjustments. Accordingly, the Company does not recognize revenue until the products are sold to the customers by the distributors and the above criteria are met. The related products held by distributors are included in the Company’s inventory balance at cost. The Company records product shipping costs in cost of sales.
The Company also provides cash rebate directly to certain selected customers where the Company agreed to reimburse these customers for any purchase price they paid to the distributors exceed the price the Company agreed directly with them. The amount of cash rebate is recorded as a reduction of revenue. The revenue is recognized when all of the above criteria are met.
For the years ended December 31, 2008, 2009 and 2010, 97%, 98% and 90% of the total revenue are from sales through distributors.
The Company does not accept product returns from customers except for returns subject to warranty. The Company accrues for warranty costs based on its historical experience with customers.
(15) Deferred Revenue
Deferred revenue includes the revenue relating to the Company’s products held by the distributors, which will be recognized when the distributors sell these products to customers.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
(16) Government Subsidies
Government subsidies related to expense items are originally recorded as liabilities when received and then are recognized as a reduction to expenses in the period when the Company has reasonable assurance that it complies with the conditions attached to the subsidies and the subsidies will be received. This is typically after the Company passes an inspection. If the subsidy does not carry any conditions, the Company records the amount as a reduction of research and development expense in the period the cash is received. Government subsidies related to depreciable assets are recorded as a reduction to the carrying value of the related assets. For the years ended December 31, 2008, 2009 and 2010, the Company recorded USD263, USD303 and USD453 government grant as a deduction to research and development expense. As of December 31, 2009 and 2010, the Company record a deferred liability for cash subsidy received from the PRC government of approximately USD293 and USD1,463, because the government had not commenced its inspection for these subsidies at the respective period end.
(17) Research and Development Costs and Software Development Costs
The Company’s research and development cost, which mainly includes salaries, material costs, license fees paid to third parties for developed technologies and specific equipment depreciation, are expensed as incurred.
The Company accounts for internally generated software development costs in accordance with FASB ASC 350, Intangibles. Capitalization of eligible software development costs begins upon the establishment of technological feasibility of the product and ends when the product is available for internal use. To date, the period between achieving technological feasibility, which the Company has defined as establishment of a working model and typically occurs when beta testing commences, and the general availability of such software is generally very short. The software development costs qualified for capitalization have been insignificant. Accordingly, the Company has not capitalized any internally generated software development costs.
(18) Advertising costs
The Company expenses all advertising costs as incurred. Advertising costs were not material for any of the periods presented.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
(19) Operating Leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments net of incentives from the leasing company are expensed on a straight-line basis over the lease periods.
(20) Share-based Compensation
The Company accounts for the stock option granted to employees under provisions of FASB ASC 718, Stock Compensation, which requires all grants of stock options to be recognized in the financial statements based on their grant date fair values. The valuation provisions of FASB ASC 718 apply to new awards, to awards granted to employees before the adoption of FASB ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled.
The Company recognizes compensation expense on share-based awards with only a service condition on a straight-line basis over the requisite service period and for share-based awards with both service and performance conditions on a graded-vesting basis. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any.
The Company accounts for the grant to the nonemployees under the provision of FASB ASC 505-50, Equity- Based Payments to Nonemployees in the statements of operations. The options granted to the nonemployees are recognized in the financial statements at fair value on the date when the consultant’s performance is complete. The Company recognizes such compensation expense in operating expenses once they are vested.
(21) Income Taxes
The Company adopted FASB ASC 740, Income Tax, according to which income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in financial statement and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company classifies the deferred tax assets which are expected to be realized over one year in noncurrent assets. Generally accepted accounting principles require that the realizability of net deferred tax assets be evaluated on an ongoing basis. A valuation allowance is recorded to reduce the net deferred tax assets to an amount that is more likely than not to be realized. Accordingly, the Company considers various tax planning strategies, forecasts of future taxable income and its most recent operating results in assessing the need for a valuation allowance. The effect on deferred tax assets and liabilities arising from change in tax rates is recognized in statements of operations in the period of such change. A valuation allowance is recorded where it is more likely than not that the loss carry-forwards and deferred tax assets will not be realized.
FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the financial statements and prescribes a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, but it prohibits any discounting of any of the related tax effects for the time value of money. FASB ASC 740 also mandates expanded financial statement disclosure about uncertainty in income tax reporting positions.
The Company implemented the provision related to uncertain tax benefits under FASB ASC 740 as of January 1, 2007 and the adoption of FASB ASC 740 had no impact on the Company’s results of operations and shareholders’ equity. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as other expenses.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
(22) Comprehensive Income
Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of cumulative adjustment from foreign currency translation.
(23) PRC Statutory Reserves
The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations until the general reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2009, the Company has not appropriated any statutory reserves because there was an accumulated deficit.
(24) Dividends
Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined by PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves as described in Note 2(23).
(25) Segment Reporting
Based on the criteria established by FASB ASC 280 Segment Reporting, the Company currently operates and manages its business as a single operating segment. The Company primarily generates its revenues all from distributors located in Hong Kong. For the years ended December 31, 2008, 2009 and 2010, 3%, 2%, and 10% (of the total revenue, respectively, are from direct sales to customers which are located in the PRC. One customer of the Company is located outside the PRC and Hong Kong, which had less than 1% of total sales for all periods presented. In addition, all of the Company’s long-lived assets are located in the PRC. The Company does not present enterprise-wide product disclosures because its products are essentially the same.
(26) Earnings Per Share
In accordance with FASB ASC 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participation rights. Net losses are not allocated to other participating securities if based on their participation rights they are not obligated to fund losses. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted method and ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such stocks would be anti-dilutive.
(27) Foreign Currency Translation and Foreign Currency Risk
The functional currency of the Company, RDA Micro (BVI), RDA US, RDA International and RDA Tech is the United States dollar (“USD”). The functional currency of Company’s subsidiaries in the PRC, RDA Shanghai and RDA Beijing, is the Renminbi (“RMB”). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
Transaction gains and losses are recognized in the consolidated statement of operations.
The Company has chosen the USD as the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the year. Translation gains and losses are accounted for as foreign currency translation adjustment which is a component of shareholders’ equity / (deficit).
The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents, restricted cash and time deposit denominated in RMB amounted to USD5,032 and USD4,174 as of December 31, 2009 and 2010, respectively.
(28) Recently Issued Accounting Standards
In January 2010, the FASB issued an accounting standard update to Topic 820 on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on the Company’s consolidated results of operations or financial condition.
The FASB issued an update to Topic 605 in April 2010 that provides guidance on the criteria for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. A milestone should be considered substantive in its entirety. An individual milestone may not be bifurcated. An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in the April 2010 update is a policy election. A vendor that is affected by the amendments in this update is required to provide certain disclosures. This update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted with certain disclosures required. A vendor may also elect, but is not required, to adopt the amendments in this update retrospectively for all prior periods. The adoption of this guidance did not have any material impact on the consolidated financial statements.
In April 2010, the FASB issued an amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. The Company does not expect any impact from adoption of this update.
3. RESTRICTED CASH
In September 2008, the Company entered into an agreement with a bank for an irrevocable standby letter of credit with amount of USD350 for the purchase of raw materials. This standby letter of credit was collateralized by a cash deposit of USD350 with a term of nine months. This standby letter was renewed by six month in 2009 and terminated in 2010, The restricted cash was released upon termination of the standby letter in 2010.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
4. INVENTORIES
Inventories consisted of the following:

	December 31,
	2009	2010
Raw materials	10,150	15,567
Work in progress	110	573
Finished goods	15,143	19,354

	25,403	35,494

As of December 31, 2009 and 2010, the carrying value of finished goods held by distributors for which they hold title were USD3,589 and USD4,176, respectively. For the years ended December 31, 2008, 2009 and 2010, inventory write-downs in raw materials and finished goods of USD575, USD2,910, USD3,120, respectively, were included in the “cost of revenue” to reflect excess inventories and the lower of cost or market.
As of December 31, 2009 and 2010, USD3,442 and USD4,602 of the Company’s inventory had been written down to zero balance, respectively.
The movement of inventory write-downs for the years ended December 31, 2008, 2009 and 2010 is as follows:

	For the Year
	Ended December 31,
	2008	2009	2010
Beginning of year	—	575	3,442
Addition during the year	575	2,910	3,120
Transfer-in from accrual for loss on firm, noncancelable, and unconditional purchase commitments that have been recognized previously	—	—	1,536
Write-off during the year	—	(43)	(3,184)

End of year	575	3,442	4,914

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following:

	December 31,
	2009	2010
Prepaid license fees	985	1,353
Rental deposits	92	93
Prepayment for equipment	—	18
Prepayment for raw material purchase	138	—
Others	115	116

	1,330	1,580

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
6. PROPERTY AND EQUIPMENT
Property and equipment consisted of the following:

	December 31,
	2009	2010
Equipment and office furniture	3,430	4,072
Motor vehicles	54	55
Software	241	248
Leasehold improvement	213	225

	3,938	4,600
Less: Accumulated depreciation and amortization	(1,620)	(2,399)

	2,318	2,201

Depreciation and amortization expense was USD548, USD571 and USD754 for the years ended December 31, 2008, 2009 and 2010, respectively.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2009	2010
Accrued payroll	3,519	4,289
Taxes payable	527	2,940
Government subsidies	293	1,463
Unearned commission received from depository bank	—	912
Accrued professional services fees	237	669
Accrued royalty	507	461
Rebate to end customers and distributors	—	522
Accrued warranty	192	406
Accrued license fee	140	250
Accrued annual leave	135	195
Advances from customers	30	126
Accrued freight	96	124
Accrual for loss on firm, noncancelable, and unconditional purchase commitments	1,559	—
Others	454	577

	7,689	12,934

Royalty
In June 2009, the Company entered into a license and technology agreement with a third party, which requires the Company to pay royalty fees based on the percentages of revenue derived from the new products in 2009 using the licensed technology. The Company included royalty expense of USD507 and USD1,516 in cost of revenue for the years ended December 31, 2009 and 2010.
Unearned commission received from depository bank
In 2010, the Company entered into an agreement with a depository bank, which agreed to reimburse up to USD 1,294 to the Company’s expenses incurred in connection with the advancement of the Company’s ADR and investor relations programs in next five years. The Company initially recorded the payment from depository bank as liabilities and then recognized as a reduction to selling, general and administrative expenses over the beneficial period.
The Company received USD 949 in the year ended December 31, 2010 and recorded USD37 as a reduction of selling, general and administrative expense for the year ended December 31, 2010.
8. INCOME TAXES
Cayman
Under the current laws of Cayman, the Company, being a Cayman incorporated company, is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
BVI
Under the current laws of BVI, RDA Micro BVI and RDA International, being a BVI incorporated company, are not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.
Hong Kong
RDA Tech, the Company’s subsidiary, was incorporated in Hong Kong and was subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations for 2008 and 2009. In 2010, RDA Tech entered into manufacturing outsourcing arrangements directly with PRC companies, which allows RDA Tech to qualify for a 50% deduction on its tax rate of 16.5% pursuant to current Hong Kong Tax Regulation. Therefore, RDA Tech applied an income tax rate of 8.25% in 2010.
PRC
Prior to January 1, 2008, the Company’s subsidiaries, RDA Shanghai and RDA Beijing that are established in the PRC were subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the PRC Concerning Foreign Investment Enterprises (“FIE”) and Foreign Enterprises (collectively, the “previous EIT Law”). Pursuant to the previous EIT Law, enterprises were generally subject to a state tax rate of 30% and a local tax rate of 3% for a total statutory tax rate of 33%. RDA Beijing has entered into its first cumulatively profitable year in 2006. Its applicable EIT rate for year 2006 and 2007 was 33%. RDA Shanghai was registered in the Pudong New District of Shanghai and was subject to an EIT rate of 15% pursuant to the local tax preferential treatment before January 1, 2008. In addition, under previous EIT Law, foreign-invested IC design enterprises were entitled to a two year income tax exemption and a three year 50% tax rate reduction starting from their respective first cumulatively profitable year (the “2+3 Tax Holiday”). RDA Shanghai qualifies IC design enterprise and entered into its first cumulatively profitable year in 2005. RDA Shanghai was exempted from EIT for year 2005 and 2006, and was entitled to an income tax rate of 7.5% (50% of the preferential rate of 15%) for year 2007.
Effective January 1, 2008, the new Corporate Income Tax Law (the “CIT Law”) in China supersedes the previous EIT Law. The CIT Law applies a uniform income tax rate of 25%. The enterprises which were entitled to a preferential tax treatment such as a reduced tax rate were eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. The phasing-in rates during the 5-year transition period are 18%, 20%, 22%, 24% and 25%, respectively. Therefore, RDA Shanghai is entitled to an income tax rate of 9% and 10% for year 2008 and 2009, respectively (i.e. 50% of transitional tax rate of 18% and 20%, respectively). In December 2008, RDA Shanghai qualified as a High and New Technology Enterprise (“NHTE”) which, according to the CIT Law, could apply for and then enjoy a preferential CIT rate of 15% for the succeeding three years from 2008 to 2010. RDA Shanghai has applied for such preferential CIT treatment. As a result, its CIT rate for year 2010 was 15% after the expiration of 2+3 Tax Holiday in year 2009. If RDA Shanghai fails to qualify NHTE in 2011, the CIT rate for 2011 and 2012 will increase to 24% (4th year phasing-in rate) and 25%, respectively.
The CIT law also allows foreign-invested IC design enterprises which were established prior to January 1, 2008, entitled to 2+3 Tax Holiday. In 2008, RDA Beijing qualified as an IC design enterprise and entered into its first year of the 2+3 Tax Holiday. Accordingly, RDA Beijing was exempted from CIT for year 2008 and 2009 and was subject to CIT at a rate of of 12.5% in 2010 and will be subject to that rate in 2011 and 2012. RDA Beijing also qualified as a NHTE in 2008. However, it elected not to apply for the preferential CIT rate of 15% because RDA Beijing was entitled to a lower rate under 2+3 Tax Holiday.
Effective from February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a FIE to its immediate holding company outside PRC would be subject to withholding taxes at a rate of 10%. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. The Company’s subsidiaries in China are considered FIEs and are wholly owned by RDA Tech, incorporated in Hong Kong. According to tax treaty between the PRC and Hong Kong, dividends payable to its Hong Kong parent from FIE in the PRC will be subject to withholding tax at a rate of 5%. The Company has not provided deferred taxes on the undistributed earnings of its FIEs in the PRC because the Company intents to indefinitely invest all of FIEs’ earnings to further expand its businesses in the PRC. If such earnings were distributed in the form of dividends, additional tax may result. Determination of the related amount of unrecognized deferred taxes is not practicable.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between the statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2008, 2009 and 2010 is as follows:

	For the Year
	Ended December 31,
	2008	2009	2010
Statutory income tax rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(125)%	(22)%	(13)%
Change in valuation allowance	(148)%	—	—
Non-deductible expenses	23%	—	—
Other	1%	—	—

Effective income tax rate	(224)%	3%	12%

Significant components of deferred tax assets

	December 31,
	2009	2010
Property and equipment basis difference	23	18
Pre-operating expenses difference	81	—
Net operating loss carry-forwards	168	114

Total deferred tax assets	272	132

Subject to the approval of the relevant tax authorities, RDA Shanghai had total tax loss carry-forwards of approximately USD477 as of December 31, 2010. Of the total amount, approximately USD97 and USD380 of such losses will expire in 2013 and 2014, respectively.
Valuation allowance of USD282 as of December 31, 2007 was provided for operating loss carry-forwards and other deferred tax assets in RDA Beijing, RDA Shanghai and RDA Tech. In 2008, the Company released full valuation allowance against its net deferred tax assets because management concluded it was more likely than not that the deferred tax assets related to RDA Beijing, RDA Shanghai and RDA Tech would be realized. Management reached this decision based on judgment, which included consideration of historical losses and projections of future profits including transfer pricing arrangements that were put in place in 2008.
The provision / (benefit) for income taxes for the years ended December 31, 2008, 2009 and 2010 is as follows:

	For the Year
	Ended December 31,
	2008	2009	2010
Current income tax expense	4	191	2,368
Deferred income tax expense/(benefit) before valuation allowance	(176)	186	140
Change in valuation allowance	(282)	—	—

	(454)	377	2,508

As of December 31, 2010, the Company recorded a liability in accordance with FASB ASC 740 that amounted to approximately USD245. The activity in the Company’s unrecognized tax benefits in 2008, 2009 and 2010 is summarized as follows:

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)

Balances as of January 1, 2008	222
Exchange rate difference	15

Balance as of December 31, 2008	237
Exchange rate difference	1

Balance as of December 31, 2009	238
Exchange rate difference	7

Balance as of December 31, 2010	245

The Company does not expect significant increases or decreases in unrecognized tax benefits within 12 months of December 31, 2009 and 2010. The Company has not been subject to an examination by any major tax jurisdictions. The Company accrued interest and income tax penalties of nil, USD100 and USD148, as of December 31, 2008, 2009, and 2010, respectively. The interest expense recorded by the Company is nil, USD100 and USD45 for the years ended 2008, 2009 and 2010, respectively. No income taxes or income tax penalties were paid in any of the periods presented.
The aggregated amount and per ordinary share effect of the tax holiday are as follows:

	For the Year
	Ended December 31,
	2008	2009	2010
The aggregated dollar effect	186	(201)	(146)
Per ordinary share effect — basic	0.00	(0.00)	(0.00)
Per ordinary share effect — diluted	0.00	(0.00)	(0.00)

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
9. CONVERTIBLE REDEEMABLE PREFERRED SHARE
Series A Shares
In March 2004, the Company entered an agreement with an investor to sell an aggregate of 94,648,784 Series A Convertible Redeemable Preferred Shares (“Series A Shares”) and 8,000,775 ordinary shares as follows:
(a)	First closing (completed in March 2004): Issuance of 8,000,775 ordinary shares and 18,929,757 Series A Shares for proceeds of USD2,000;

(b)	Second closing upon the achievement of certain operational conditions (achieved and completed in June 2004): Issuance of 28,394,635 Series A Shares for proceeds of USD3,000;

(c)	Third closing upon the achievement of certain operational conditions (achieved and completed in March 2005): Issuance of 47,324,392 Series A Shares for proceeds of USD5,000; and a

(d)	Fourth closing at the option of the investor to purchase up to an additional 47,324,392 Series A Shares for the purchase price of USD0.1057 per share (proceeds of USD5,000 if fully exercised). The exercisability of this warrant is contingent on the Company not raising at least USD7,500 from outside equity financing at a minimum price of USD0.33 per share before the expiration date. The expiration date was three years from the third closing, which came out to March 22, 2008. As of March 2004, this fourth closing is treated as a warrant to contingently purchase Series A Shares at a fixed price and had a fair value of USD427. This option was subsequently cancelled in December 2008 in conjunction with Series B Shares issuance described below.
Upon the first closing, the Company allocated proceeds of USD2,000 among the 8,000,775 ordinary shares, the 18,929,757 Series A Shares and the conditional fourth closing warrant, based on the relative fair value of each component, in the amount of USD422, USD1,297, and USD281, respectively. The warrant was classified as equity and recorded as an increase in additional paid-in capital.
Series B Shares
In December 2005, the warrant related to the fourth closing of Series A Shares was cancelled and concurrently, the Company issued a convertible promissory note (“Promissory Note”) to the Series A investor for consideration of USD5,000.
The Promissory Note carried interest at a non-compounded 8% per annum, had no maturity date and is convertible into the Company’s next round of preferred shares at the earliest of the following and at the conversion rate indicated:
a)	at the new round of equity financing with gross proceeds of at least USD10,000, provided that such financing is before May 31, 2007. Convertible at a per share price based on the higher of (1) USD25,000 valuation of the Company, or (2) 80% of the per share price of the shares price issued under the new round of equity financing;
b)	if there is a change in control event prior to May 31, 2007, then the Promissory Note is convertible into a new series of preference share at a per share price based on a USD25,000 valuation of the Company; or
c)	if there has not been a new round of equity financing or a change in control event as of May 31, 2007, then the Promissory Note is convertible into a new series of preference shares at a per share price based on a USD25,000 valuation of the Company. The new series of preference shares shall rank pari passu to the Series A Shares.
In addition to the conversion terms above, the Promissory Note should be paid by the Company upon certain events of default. The Promissory Note was recorded as a liability of USD5,000 with subsequent accrual of interest. The cancellation of the contingent warrant was deemed to be an expiration and had no impact on the Company’s results of operations or shareholders’ deficit as the Company expected to be able to obtain sufficient outside equity financing if necessary.
In November 2006, the Company and the investor agreed to convert the Promissory Note into 32,972,304 Series B Convertible Redeemable Preferred Shares (“Series B Shares”) at a per share price of USD0.1637738. As this conversion was prior to the occurrence of any of the above conversion events as defined in the Promissory Note agreement, the Promissory Note was deemed extinguished in November 2006.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
Series C Shares
In January 2007, the Company issued 30,008,554 Series C Convertible Redeemable Preferred Shares (“Series C Share”) for proceeds of USD10,000.
The above Series A Shares, Series B Shares and Series C Shares (collectively, “Preferred Shares”) are classified as mezzanine equity due to liquidation preferences and redemption rights that are outside the control of the Company.
The significant terms of the Preferred Shares are as follows:
Cumulative Dividends
Prior to 2007, the holders of Series A Shares and Series B Shares were entitled to receive cumulative dividends at the non-compound rate of twelve percent (12%) per annum of the issue price. In connection with the Series C financing in January 2007, the cumulative dividend rate on Series A Shares and Series B Shares was modified from 12% to 8% per annum of the issue price consistent with the Series C Shares effective from the issuance date. The change in the dividend rate has no impact on the Company’s consolidated financial statements as it is considered an agreement among the preferred shareholders in connection with the Series C financing. Dividends are payable upon (1) redemption of the Preferred Shares (see redemption terms below), or (2) a liquidation, dissolution or winding up of the Company.
Accumulated undeclared dividends consisted of the following:

	December 31,
	2008	2009	2010
Series A Shares	3,336	4,130	—
Series B Shares	908	1,344	—
Series C Shares	1,533	2,333	—

Total	5,777	7,807	—

Cumulative dividends up to the December 2008 modification date were included in accretion to the redemption value of Preferred Shares (see Accretion and Modification below).
Participating Rights
No dividend, whether in cash, in property or in shares of the capital of the Company, shall be paid on any other class or series of shares of the Company, unless and until all cumulative dividends are declared and paid, and dividends in like amount are first paid in full on the Preferred Shares (on an if-converted basis).
Conversion Rights
Each holder of Preferred Shares can convert all or any portion of outstanding Preferred Shares into ordinary shares at any time at the option of the holder. The initial conversion rate is one-for-one, subject to anti-dilutive provisions. In addition, the Preferred Shares will be automatically converted into ordinary shares upon the closing of a qualified initial public offering (“Qualified IPO”). A Qualified IPO is defined as a public offering on the Hong Kong Stock Exchange or other internationally recognized stock exchange, with gross proceeds to the Company in excess of USD50,000 and a minimum fully distributed market capitalization of USD200,000.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
Voting rights
Each Preferred Share carries the number of votes equal to the number of ordinary shares issuable upon conversion. The holders of Preferred Shares shall generally vote together with the ordinary shareholders except for certain events as described in the Company’s Articles of Association which requires the prior written approval of holders of at least majority of the outstanding Preferred Shares.
Liquidation preferences
In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or certain deemed liquidation events such as a change in control of more than 50% or sale of all or substantially all of the Company’s assets, the holders of the Preferred Shares shall be entitled to receive, prior to any distribution to the holders of the ordinary shares, an amount equal to the original issue price of Preferred Shares plus all accrued or declared but unpaid dividends thereon, in order of preferences, first to the holders of Series C Shares, then to the holders of Series B Shares and then to the holders of the Series A Shares.
Redemption rights
In the event of (i) gross misrepresentation or fraud on the part of the Founder or the Company, or (ii) the Company’s failure to achieve annual sales target of USD100,000 in any one of the Company’s financial years that end on or prior to December 31, 2009, at the option of a majority of Preferred Shares holders, the Company shall redeem all Preferred Shares at the original Preferred Share purchase price plus all unpaid cumulative dividends as of date of redemption. The Preferred Shares were modified to remove the redemption right linked to the annual sales target (see Modification below).
Accretion
Starting on the respective issuance date of the Preferred Shares, the Company accreted Preferred Shares’ initial carrying value to their redemption value at December 31, 2009, the earliest redemption date, based on the effective interest method. Upon the issuance of the Series C Shares in January 2007, the Company adjusted the accretion on Series A Shares and Series B Shares to reflect the adjustment of the cumulative dividend rate from 12% to 8%. In December 2008, accretion was discontinued due to the modification described below.
Modification
In December 2008, shareholders of Preferred Shares agreed to remove the redemption right linked to the annual sales target described above from Preferred Shares agreement for no consideration. The Company concluded that the removal of the redemption right is a modification of the terms of Preferred Shares (the “Modification”), which to the extent there is a decrease in fair value would result in a transfer of wealth to ordinary shareholders, computed as the difference between the fair value of Preferred Shares immediately before and after the modification. The modification to remove the redemption feature reduced the fair value of Series B Shares and Series C Shares by USD3 and USD252, respectively. The differences were recorded as additions to additional paid-in capital in shareholder’s deficit and a reduction to the carrying values of Series B Shares and Series C Shares at the same time, to reflect a capital contribution from the Preferred Shareholders as a result of giving up the redemption right. At the same time, the modification to remove the redemption feature did not result in significant changes to the fair value of Series A Shares.
Subsequent to the Modification, the redemption is not considered probable. As a result, the Company has discontinued further accretion of the carrying values on December 2008. However, the Company continues to record cumulative dividends before deriving the net income/(loss) attributable to ordinary shareholders.
Upon completion of the Company’s IPO in November 2010, all of the Company’s issued and outstanding convertible redeemable preferred shares were converted to 157,629,642 ordinary shares at the ratio of 1 to 1.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
10. ORDINARY SHARES
On January 27, 2004, the Company issued 100 ordinary shares to a founder at USD0.01 per share when the Company was incorporated. On August 31, 2005, the Company issued 19,999,900 ordinary shares to various employees and consultants at USD0.01 per share. Such shares were issued for services already performed in connection with the establishment of the Company. The Company recorded compensation expense based on the fair value of the shares issued.
In connection with the Series A financing, the Company’s Series A investor purchased 8,000,775 ordinary shares from the Company in March 2004 (Note 10). On August 31, 2005, the Series A investor and certain employees agreed that the employees would have the right to purchase the 8,000,775 ordinary shares from the Series A investor at USD0.01 per share if certain performance targets of the Company were achieved by June 30, 2007. In November 2006, the Series A investor transferred such shares to certain employees and the Company recorded compensation expense based on the fair value of the shares transferred to these employees.
In August 2006, the Company issued 6,105,982 ordinary shares to the founder for proceeds of USD1,000. In November 2006, the Company issued 3,327,760 ordinary shares to certain employees for proceeds of USD545. In connection with these issuances of ordinary shares, the Series A investor and these employees entered into agreements whereby the employees would borrow, either directly or indirectly, half of the purchase price of the ordinary shares from the Series A investor. Loans of USD773 were borrowed from the Series A investor on the date of the respective share issuances and was payable in five years (August 2011 and November 2011, respectively). Such loans were personally guaranteed by the founder and bore an interest rate of 3% per annum. The Company concluded that these loans were non-recourse in substance and therefore, the issuance of ordinary shares associated with loans from a principal shareholder were considered stock options granted to employees. However, as the Series A investor bears the collection risk of the loans and shares were immediately vested, the shares were considered exercised upon issuance.
In December 2009, RDA Cayman issued 12,899,062 ordinary shares to 111 employees who had exercised vested stock options granted under RDA Micro BVI’s 2005 Share Option Scheme. These options had been assigned to and assumed by RDA Cayman in August 2008.
In December 2009, the Company entered into a subscription agreement with a third party investor to issue 1,950,642 ordinary shares for proceeds of USD4,200 or USD2.1531 per share.
On March 16, 2010, the Company issued 1,950,642 ordinary shares to an investor for proceeds of USD4,200 or USD2.1531 per share pursuant to the subscription agreement entered into in December 2009.
In November 2010, the Company offered 8,467,000 American Depositary Shares (“ADSs”), representing 50,802,000 ordinary shares, at USD9 per ADS to the public, and raised proceeds of USD76,203, net of issuance costs of USD8,722. The Company’s ADSs are traded on the NASDAQ in the United States.
11. SHARE-BASED COMPENSATION
On August 31, 2005, the Company authorized an employee stock option scheme (the “2005 Scheme”), under which up to 30,000,000 ordinary shares were to be granted. The Company has made the following option grants under the 2005 Scheme:
a)	On September 1, 2005, the Company granted options to certain employees of the Company to purchase 11,453,431 ordinary shares at an exercise price of USD0.11. These awards generally vest equally on each of 4 anniversary dates of employment date.
b)	On September 1, 2006, the Company granted options to certain employees and a consultant of the Company to purchase 8,181,058 ordinary shares at an exercise price of USD0.0844. These awards generally vest monthly for 60 months following the grant date.
c)	On September 1, 2007, the Company granted options to certain employees and a consultant of the Company to purchase 10,100,937 ordinary shares at an exercise price of USD0.2727. These awards generally vest monthly for 60 months following the grant date.
d)	On August 1, 2009, the Company granted options to certain employees of the Company to purchase 670,000

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
ordinary shares at an exercise price of USD0.5. These awards vest monthly over two to five years following the grant date.
All the options granted have a contractual term of 10 years.
The options that were granted prior to April 2008 carried a Qualified IPO performance and service condition that affect vesting, as defined in FASB ASC 718. As of December 31, 2005, 2006 and 2007, the Company was not able to determine that it probable that the performance condition would be satisfied until the completion of a Qualified IPO. Therefore, the Company did not recognize any share-based compensation expense on all these options for the years ended December 31, 2005, 2006 and 2007.
In April 2008, the Company amended the 2005 Scheme to remove the provision requiring a Qualified IPO for options to become exercisable leaving only a service condition. The Company concluded that this amendment met the definition of improbable-to-probable modification because it previously was not probable that the performance condition would be satisfied, and the modification caused it to become probable. Because the original performance condition was not probable on the modification date, the Company did not use the original grant-date fair value to measure compensation cost for the stock option grants in 2005, 2006 and 2007. As required by FASB ASC 718, the Company calculated the fair value of the awards on modification date. The weighted average fair value on the modification date of the stock option grants in 2005, 2006 and 2007 were USD0.2066, USD0.2318 and USD0.1728, respectively. The fair value of the vested awards of USD3,106 was recognized immediately on the modification date. The share-based compensation for unvested awards would be recognized over the remaining requisite service period on a straight line basis.
On November 2, 2009, the Company authorized a share incentive plan (the “2009 Plan”). Subject to the 2009 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 30,000,000 ordinary shares. Under the 2009 Plan, the Company granted 7,260,134 Restricted Share Unit awards (the “RSU”) to certain employees on November 2, 2009. These awards will vest over a two to five year term from the grant date.
On January 18, 2010, the Company granted 108,107 RSUs to certain employees which will vest over a five year term. The grants carry both a Qualified IPO performance and service conditions that affect vesting. Upon the completion of a Qualified IPO, the Company recognises compensation expense for the grant date fair value of the vested awards utilizing the graded-vesting method. The grant date fair value of RSUs granted on January 18, 2010 was USD2.1531.
The RSUs are not entitled to voting or dividend rights until delivery of the ordinary shares.
The RSUs granted on November 2, 2009 and January 18, 2010 carried a Qualified IPO performance and service condition that affect vesting, as defined in FASB ASC 718. As of December 31, 2009, the Company was not able to determine that it was probable that the performance condition would be satisfied until the completion of a Qualified IPO. Therefore, the Company did not recognize any share-based compensation expense on the RSUs for the year ended December 31, 2009.
On January 18, 2010, the Company cancelled 1,356,547 RSUs granted to certain employees on November 2, 2009 and concurrently granted Restricted Shares (the “RS”) with similar terms. The Company concluded that this amendment met the definition of an improbable-to-improbable modification because both the RSUs and RSs carry the same Qualified IPO performance and service conditions that affect vesting. The modification date incremental fair value was nil. Therefore, the Company has determined that there is no accounting for the RSs until the completion of a Qualified IPO, at which time the Company has begun to recognize the grant date fair value.
In May 2010, the Company cancelled 119,671 RSUs granted to certain employees on November 2, 2009 and 562,334 RSs granted to certain employees on January 18, 2010. Since both RSUs and RSs carried Qualified IPO performance condition that affect vesting, due to the fact that the Qualified IPO performance condition was not probable at the time of the grant and cancellation, the Company did not recognize any of the unrecognized compensation cost.
Upon the completion of the Company’s IPO in November 2010, the Company recognized USD 6,939 share-based compensation expense related to RSUs granted in November 2009 and January 2010 and RSs granted in January 2010 as these awards carried a Qualified IPO performance condition.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
Stock Options to Employees
The following table summarized the stock option activity under the Company’s 2005 Scheme (in USD, except shares):

		Weighted	Number of vested	Weighted Average	Aggregate
	Number of	Average	and exercisable	Remaining Contractual	Intrinsic
	Shares	Exercise Price	options	Life (Years)	Value
Outstanding at December 31, 2007	29,581,572	0.1585	—	8.626	—
Granted	—	—
Exercised	—	—
Forfeited	(232,562)	0.2157

Outstanding at December 31, 2008	29,349,010	0.1580	18,118,646	7.620	5,059,126

Granted	670,000	0.5000
Exercised	(12,899,062)	0.1392
Forfeited	(81,077)	0.2278

Outstanding at December 31, 2009	17,038,871	0.1854	9,013,027	6.945	33,527,957

Granted	—	—
Exercised	—	—
Forfeited	(54,000)	0.5000

Outstanding at December 31, 2010	16,984,871	0.1844	12,544,204	5.936	38,226,726

The weighted average fair value of options granted during the year ended December 31, 2009 was USD1.4439. No stock options were granted in 2008 and 2010. The total fair value of stock options vested during the years ended December 31, 2008, 2009 and 2010 was USD3,738, USD842 and USD898, respectively. The aggregate intrinsic value for stock options exercised during the years ended December 31, 2009 and 2010 was USD25,977 and nil, respectively.
As of December 31, 2009 and 2010, the unrecognized compensation cost of USD2,307 and USD1,331, respectively, after adjustment for estimated forfeitures, was related to non-vested stock option awards granted to employees. Such unrecognized cost would be expected to be recognized over a weighted average period of 2.48 years and 3.18 years, respectively.
As of December 31, 2009 and 2010, weighted average exercise price of exercisable options is USD0.1476 and USD0.1618, respectively.
Under FASB ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on the derived market yield of China Government international bond for the terms approximating the expected life of award at the time of grant. The Company used FASB ASC 718-10-S99 to determine the expected terms. Expected dividend yield is determined in view of the Company’s historical dividend as well as expected future payout rate. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The assumptions used to value share-based compensation awards for the years ended December 31, 2008, 2009 and 2010 are presented as follows:

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)

	2005 grants *	2006 grants *	2007 grants *	2009 grants
Risk-free rate of return	3.26%	4.22%	4.22%	4.02%
Expected term (years)	2.92~4.42	4.69	5.69	6.27
Expected volatility	51.82%~53.39%	53.77%	58.42%	53.32%
Dividend yield	Nil	Nil	Nil	Nil

*	These assumptions are used to measure share-based compensation related to modification of performance condition.
The options granted to the consultant in 2006 and 2007 were fully vested upon grant and none option granted to the consultant in 2008, 2009 and 2010.
RSUs to Employees
The following table summarizes RSU activity:

		Weighted	Number of vested	Weighted Average	Aggregate
	Number of	Average	and exercisable	Remaining Contractual	Intrinsic
	Shares	Exercise Price	RSUs	Life (Years)	Value
Outstanding at December 31, 2008	—	—
Granted	7,260,134	0.01
Forfeited	(22,920)	0.01

Outstanding at December 31, 2009	7,237,214	0.01	—	9.58	15,510,073

Granted	108,107	0.01
Cancelled	(1,476,218)	0.01
Vested	(1,762,899)	0.01
Forfeited	(52,701)	0.01

Outstanding at December 31, 2010	4,053,503	0.01	1,762,899	8.58	9,829,745

The fair value of the RSUs was measured as the grant date fair value of the Company’s ordinary shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Expected dividend yield is nil for all RSUs.
The weighted average fair value of RSUs granted during the years ended December 31, 2009 and 2010 was USD1.7714 and USD2.1531, respectively.
As of December 31, 2009 and 2010, the unrecognized compensation cost is USD10,112 and USD3,745, respectively, after adjustment for estimated forfeitures, was related to non-vested RSUs granted to employees.
RSs to Employees
The following table summarizes RSs activity:

		Weighted	Number of vested	Weighted Average	Aggregate
	Number of	Average	and exercisable	Remaining Contractual	Intrinsic
	Shares	Exercise Price	RSs	Life (Years)	Value
Outstanding at December 31, 2009	—	—
Granted	1,356,547	0.01
Cancelled	(562,334)	0.01
Vested	(225,027)	0.01

Outstanding at December 31, 2010	569,186	0.01	—	8.58	1,380,276

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
The fair value of the RSs was measured as the grant date fair value of the Company’s ordinary shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Expected dividend yield is nil for all RSs.
The weighted average fair value of RSs granted during the years ended December 31, 2010 was USD1.7714.
The employees are required to pay the par value of USD 0.01 per share for their granted RSs.
As of December 31, 2009 and 2010, the unrecognized compensation cost is nil and USD530, respectively, after adjustment for estimated forfeitures, was related to non-vested RSs granted to employees.
Recourse Loans
In December 2009, the Company provided loans in the aggregate of USD1,795 with full recourse to certain employees to exercise their vested stock options. These loans have terms of one year and carry 4% interest per annum. The Company concluded that these loans were full recourse in substance and therefore, recognized the stock option exercises. The Company accounted for these recourse loans and related interest receivable as a contra-equity item on the consolidated balance sheet.
All the recourse loans were repaid by employees as of December 31, 2010.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
12. EMPLOYEE BENEFITS
(i) Staff welfare benefit
The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. In accordance with the relevant regulations, these companies are required to accrue for these benefits based on certain percentages of the employees’ salaries with a certain cap and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued. There are no further commitments or liabilities from the Company to the PRC employees after the contribution. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees. Expenses associated with such benefits amounted to USD860, USD1,110 and USD1,477 for the years ended December 31, 2008, 2009 and 2010, respectively.
(ii) Paid leave carried forward
The Company provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward. As of years ended December 31, 2009 and 2010, the Company accrued liability for annual leave with USD135 and USD195, respectively.
13. EARNINGS PER SHARE
Basic and diluted net income attributable to the Company’s ordinary shareholders per ordinary share for the years ended December 31, 2008, 2009 and 2010 is as follows:

	For the Year
	Ended December 31,
	2008	2009	2010
Numerator:
Net income for the year	657	11,306	19,132
Accretion/cumulative dividends for Preferred Shares	(2,179)	(2,030)	(1,741)
Amount allocated to participating preferred shareholders	—	(7,449)	(12,112)

Numerator for basic and diluted earning/(loss) per share	(1,522)	1,827	5,279

Denominator:
Weighted average ordinary shares outstanding for basic calculation	37,434,517	38,671,413	82,221,102
Dilutive effect of share-based awards	—	20,229,603	15,137,667

Denominator for diluted calculation	37,434,517	58,901,016	97,358,769

Basic earnings/(loss) per ordinary share	(0.04)	0.05	0.06
Diluted earnings/(loss) per ordinary share	(0.04)	0.03	0.05

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
The following ordinary equivalent shares were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an anti-dilutive effect:

	For the Year
	Ended December 31,
	2008	2009	2010
Preferred shares	157,629,642	157,629,642	134,860,916
Share-based awards	7,017,408	—	—
14. RELATED PARTY TRANSACTIONS
The holder of the majority of the Company’s preferred shares also holds a majority of the preferred shares of another two companies. During the years ended December 31, 2008, 2009 and 2010, the Company had the following transactions and balances with these two companies.

	For the Year
	Ended December 31,
	2008	2009	2010
Sales of products to a related party	275	316	1,143
Royalty fee charged to a related party	—	—	64
Purchase of materials on behalf of a related party	—	373	2,274
Fees charged for material purchases to a related party	—	18	124
Purchase of IP license from another related party	—	200	—
Balances with the above affiliate as of the periods indicated are as follows:

	December 31,
	2009	2010
Due from a related party	1	1,273
15. COMMITMENTS AND CONTINGENCIES
Intellectual Property Indemnification
The Company has agreed to indemnify certain customers for claims made against the Company’s products, where such claims allege infringement of third party intellectual property rights, including, but not limited to, patents, registered trademarks, and/or copyrights. Under the aforementioned indemnification clauses, the Company may be obligated to defend the customer and pay for the damages awarded against the customer under an infringement claim, including paying for the customer’s attorneys’ fees and costs. The Company’s indemnification obligations generally do not expire after termination or expiration of the agreement containing the indemnification obligation. In certain cases, there are limits on and exceptions to the Company’s potential liability for indemnification. Although, historically, the Company has not made significant payments under these indemnification obligations, the Company cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. However, the maximum potential amount of any future payments that the Company could be required to make under these indemnification obligations could be significant.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
Purchase Commitments
The Company purchases wafers from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, the Company issues purchase orders to suppliers and contract manufacturers. The purchase commitments arising from these purchase orders are noncancelable. The Company records a liability for noncancelable purchase commitments for quantities in excess of its future demand forecasts consistent with the valuation of the Company’s excess and obsolete inventory. The Company recorded such liabilities amounting to nil, USD1,559 and nil as of December 31, 2008, 2009 and 2010. As of December 31, 2009 and 2010, the Company had outstanding purchase orders in the amount of USD15,663 and USD28,906, respectively.
Legal Matters
The Company in the past received several claims that it may be infringing on the intellectual property rights of other parties. Should the Company elect to enter into license agreements with other parties or should the other parties resort to litigation, the Company may be obligated in the future to make payments or to compensate these third parties, which could have an adverse effect on the Company’s financial condition or results of operations. Due to the preliminary status of the claims and uncertainties related to the complexities of technologies involved, the Company is unable to evaluate the likelihood of an outcome. Accordingly, the Company is also unable to estimate the effect of these claims on the financial position, results of operations or cash flows.
Skyworks Solutions, Inc., a semiconductor company, has filed two lawsuits against the Company in the Beijing No. 1 Intermediate People’s Court claiming that the Company infringes two of their patents filed in China relating to the packaging of certain semiconductors. The Beijing No. 1 Intermediate People’s Court dismissed the two cases and Skyworks Solutions, Inc. has appealed to the Beijing Higher People’s Court. The Company believes that it has not infringed any valid claims of either of the two patents and prepares to contest their appeals vigorously. Management of the Company do not believe the outcome of the lawsuits would have a material adverse effect on the Company’s business or financial condition, as the total damages claimed in the two lawsuits amount to RMB2 million (approximately USD0.3 million, at an exchange rate of USD1.00 for RMB6.6227 as of December 31, 2010) and the claims only specify one product, which is an older product that the Company no longer produces.
No provision has been recorded for any of the periods presented.
Operating Lease Commitments
The Company has entered into noncancelable rental agreements with property management of office premises. The minimum future lease payments under noncancelable operating leases as of December 31, 2009 and 2010 are as follows:

	December 31, 2009	December 31, 2010
2010	381	—
2011	116	445
2012	1	212

	498	657

Rental expenses for the years ended December 31, 2008, 2009 and 2010 were USD302, USD386 andUSD500, respectively.
Capital Commitments
As of December 31, 2009 and 2010, the Company had contracted for capital expenditures on equipment of approximately USD 200 and nil, respectively.

RDA MICROELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2008, 2009 AND 2010
(Amounts expressed in thousands of USD, except number of shares and per share data)
Other Commitments
The Company’s agreements with third parties for software license fees have the following future payments as of December 31, 2009 and 2010:

	December 31, 2009	December 31,2010
2010	1,570	—
2011	1,110	2,280
2012	—	925
2013	—	375

	2,680	3,580

* * * * *