Form 20-F
period 2011-12-31
RDA Microelectronics, Inc.
filed 2012-03-16
CIK 1493637

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-34943

RDA MICROELECTRONICS, INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203

The People’s Republic of China

(Address of principal executive offices)

Lily Dong

Tel: +86 (21) 5027-1108

E-mail: lily.dong@rdamicro.com

Fax: +86 (21) 5027-1099

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American depositary shares	The NASDAQ Stock Market (The NASDAQ Global Select Market)
Ordinary shares, par value US$0.01 per share	The NASDAQ Stock Market (The NASDAQ Global Select Market)*

*	Not for trading, but only in connection with the listing on The NASDAQ Stock Market of the American depositary shares, each representing six ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 257,092, 875 ordinary shares, par value US$0.01 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐

Other    ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION	1
FORWARD-LOOKING STATEMENTS	1
PART I	2
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3. KEY INFORMATION	2
ITEM 4. INFORMATION ON THE COMPANY	22
ITEM 4A. UNRESOLVED STAFF COMMENTS	36
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	51
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	59
ITEM 8. FINANCIAL INFORMATION	60
ITEM 9. THE OFFER AND LISTING	61
ITEM 10. ADDITIONAL INFORMATION	61
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	69
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	69
PART II	71
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	71
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	71
ITEM 15. CONTROLS AND PROCEDURES	71
ITEM 16. [RESERVED]	72
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	72
ITEM 16B. CODE OF ETHICS	72
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	73
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	73
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	73
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	74
ITEM 16G. CORPORATE GOVERNANCE	74
ITEM 16H. MINE SAFETY DISCLOSURE	74
PART III	74
ITEM 17. FINANCIAL STATEMENTS	74
ITEM 18. FINANCIAL STATEMENTS	74
ITEM 19. EXHIBITS	74
EX-4.13 IP Block License and Development Agreement dated as December 29, 2011, between RDA Technologies Limited and Trident Microsystems (Far East) Ltd., as amended on December 30, 2011
EX-8.1 List of Subsidiaries
EX-12.1 Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-12.2 Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
EX-13.1 Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-13.2 Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
EX-15.1 Consent of Jun He Law Offices
EX-15.2 Consent of Conyers Dill & Pearman
EX-15.3 Consent of Independent Registered Public Accounting Firm

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our,” and “RDA” refer to RDA Microelectronics, Inc., a Cayman Islands company, and its consolidated subsidiaries;

•

“RDA Micro BVI” refers to RDA Microelectronics (BVI) Inc.; “RDA International” refers to RDA International, Inc.; “RDA Hong Kong” refers to RDA Technologies Limited; “RDA Shanghai” refers to RDA Microelectronics (Shanghai) Co., Ltd.; “RDA Beijing” refers to RDA Microelectronics (Beijing) Co., Ltd.;

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excludes Taiwan, Hong Kong and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.01 per share;

•	“ADSs” refers to our American depositary shares, each of which represents six ordinary shares, and “ADRs” refers to any American depositary receipts that evidence our ADSs;

•	“RMB” or “Renminbi” refer to the legal currency of China; and

•	“$,” “US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

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

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. Other sections of this annual report, including the Risk Factors and Operating and Financial Review and Prospects, discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

A. Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated financial data for the years ended December 31, 2007 and 2008 and as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements which are not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenue	$13,664	$55,500	$118,373	$191,163	$288,862
Cost of Revenue	(8,819)	(37,555)	(87,410)	(134,258)	(189,116)

Gross Profit	4,845	17,945	30,963	56,905	99,746
Operating Expenses:
Research and development expenses (1)	(7,071)	(13,198)	(14,475)	(25,815)	(32,756)
Selling, general and administrative expenses (1)	(2,108)	(4,518)	(4,649)	(9,939)	(14,074)

Total operating expenses	(9,179)	(17,716)	(19,124)	(35,754)	(46,830)

Income (loss) from operations	(4,334)	229	11,839	21,151	52,916

Income (loss) before income tax expense	(4,346)	203	11,683	21,640	56,301
Income tax benefit (expense)	(155)	454	(377)	(2,508)	(4,671)

Net Income (loss)	$(4,501)	$657	$11,306	$19,132	$51,630

Accretion/deemed dividends on convertible redeemable preferred shares	(1,348)	(2,179)	(9,479)	(13,842)	—
Net income (loss) attributable to ordinary shareholders	$(5,849)	$(1,522)	$1,827	$5,279	$51,630

Weighted average number of ordinary shares used in per share calculations:
Basic	37,434,517	37,434,517	38,671,413	82,221,102	262,542,760
Diluted	37,434,517	37,434,517	58,901,016	97,358,770	278,805,558
Earnings (loss) per ordinary share (2)
Basic	$(0.16)	$(0.04)	$0.05	$0.06	$0.20
Diluted	$(0.16)	$(0.04)	$0.03	$0.05	$0.19
Earnings (loss) per ADS (2)
Basic	$(0.94)	$(0.24)	$0.28	$0.39	$1.18
Diluted	$(0.94)	$(0.24)	$0.19	$0.33	$1.11
Dividends per ordinary share	—	—	—	—	—

Notes:

(1)	Share-based compensation was allocated in operating expenses as follows (in thousands of $):

Research and development	—	2,739	532	4,990	2,053
Selling, general and administrative	—	999	310	3,385	1,828

(2)	Each ADS represents six ordinary shares

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,018	$13,170	$24,638	$98,920	$66,178
Accounts receivable	3,207	4,894	4,603	22,715	43,415
Inventories	4,026	8,082	25,403	35,494	36,095
Total assets	17,157	28,674	60,271	168,246	242,382
Accounts payable	2,322	7,609	20,183	20,524	32,543
Total liabilities	7,227	13,976	33,291	40,180	71,447
Convertible redeemable preferred shares:
Series A	11,974	12,880	12,880	—	—
Series B	5,886	6,281	6,281	—	—
Series C	10,703	11,157	11,157	—	—
Ordinary Shares	374	374	503	2,615	2,639
Retained earnings/(Accumulated deficit)	(19,699)	(19,042)	(7,736)	11,396	63,026
Total shareholders’ equity/(deficit)	(18,633)	(15,620)	(3,338)	128,066	242,382

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISK FACTORS

Risks Related to Our Business

If our mobile handset customers fail to keep up with market standards, our business and results of operations may be materially and adversely affected.

The majority of our customers are China-based mobile handset manufacturers that sell their products in many different countries in the world. The mobile handset markets that our customers operate in are characterized by evolving wireless communication standards, changing end user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence and price erosion, intense competition, and wide fluctuations in product supply and demand. Our customers are subject to constant pressure to develop and upgrade their product offerings in response to updates in wireless communication standards in any country that they sell products to. Most of our mobile handset customers currently manufacture products for second-generation wireless communication standards. In recent years, many countries have been upgrading their wireless communication standards to third-generation or fourth-generation standards, which requires mobile handset manufacturers to adopt new technologies and more advanced technological know-how. Furthermore, smart phones with more functionalities and more advanced computing ability and connectivity are gaining popularity in some of the countries where our customers operate. We cannot assure you that our customers will be able to develop new products to meet updated standards or consumer preference for smart phones or whether their new products will be successful in the many markets where they sell such products. If any of our major handset customers is unsuccessful in its mobile handset sales, it may downsize or discontinue its mobile handset business, which in turn could materially and adversely affect the demand for our products, our business and result of operations.

Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have a material adverse effect on our inventory levels, sales and results of operations.

We typically sell products pursuant to purchase orders and do not have long-term purchase commitments. Customers generally expect our products to ship within days after they place an order. We have limited visibility as to the volume of our products that our customers will sell to their customers or carry in their inventory and cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face volatile pricing and unpredictable demand for their own products. We typically have to place orders with foundries eight or more weeks before we can receive the finished products, and we generally maintain four weeks’ inventories. Our forecasts are based on multiple assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may order products that we may not be able to sell and be left with excess inventory, which would reduce our gross margins and adversely affect our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forgo revenue opportunities and potentially lose market share and damage our customer relationships. For example, in the fourth quarter of 2009, as we had overestimated the demand for our analog mobile television receiver, which was a newly launched product, we wrote down our excess inventory and recorded a loss for non-cancelable purchase commitments in an aggregate of $1.9 million.

If we fail to develop and introduce new products and enhancements or to manage product transitions, or if our products do not achieve market acceptance on a timely basis or at all, our ability to attract and retain customers could be impaired and our competitive position may be harmed, which could have a material adverse effect on our revenue and results of operations.

The markets for semiconductors generally, and for radio-frequency and mixed-signal semiconductors in particular, are characterized by rapidly changing technology, evolving industry standards, rapid changes in customer requirements and frequent product introductions. We must continually design, develop and introduce new products with improved features in a cost-effective manner to be competitive, which requires us to devote substantial financial and other resources to research and development. Our research and development expense was $14.5 million in 2009, $25.8 million in 2010 and $32.8 million in 2011 representing 75.7%, 72.2% and 70.0% of our operating expenses during those three periods, respectively. If we do not continue to make substantial investments in research and development, we may not remain competitive. However, if our investments in research and development do not result in new products and enhancements that meet customer needs in a timely manner, or at all, our results of operations and financial condition may be materially adversely affected.

Our current and future products may not achieve market acceptance or adequately address the changing needs of the market, and we may not be successful in developing and marketing new products or enhancements to our existing products on a timely and cost-effective basis. The introduction of products incorporating new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. Inventory is particularly susceptible to obsolescence in our industry due to the rapid pace of innovation. For example, in 2011 we completed our migration to 55 nanometer geometry process, which led to our writing down the unsold inventory of 130 and 110 nanometer products. In addition, if we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations will suffer.

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

The products we develop and sell are subject to rapid declines in average selling prices over the life of the products. Competitors quickly introduce new products to compete with our products, and sometimes competitors will anticipate our entry into a market and start to lower the prices on their products before our entry. We have historically decreased the average selling prices of many of our products in order to meet market demand and under competitive pressures, and we expect that we will need to continue to reduce prices in the future to remain competitive. For example, the average selling price for our Bluetooth system-on-chip declined suddenly after a competitor aggressively cut the prices for its integrated baseband and Bluetooth product in the second half of 2009, which adversely affected our gross margin for 2009 and the first half of 2010, and this occurred again in the fourth quarter of 2011, adversely affecting our gross margin for 2011. Similarly, the average selling price for our analog mobile television receiver declined more rapidly than we had expected in 2010 as more companies introduced competing products and market acceptance was not as strong as expected. Because we do not operate our own manufacturing, testing, or packaging facilities, we may not be able to reduce our cost of goods sold as rapidly as companies that operate their own facilities, and our costs may increase, which would reduce our margins. Our financial results will suffer if we are unable to offset any future reductions in our average selling prices by increasing our unit sales volumes, reducing our per unit costs, or developing new or enhanced products on a timely basis with higher selling prices or gross profit. While gross profit may decline as a result of reductions in average selling prices, we may continue to incur research and development costs at higher or existing levels to develop new products. Such continued spending would have an adverse impact on our results of operations if our revenue does not continue to grow or our gross margins decline. We expect to continue to face price pressure on our products, and there is no assurance that our gross margins will not continue to decline in the future.

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

Our customers sell products in many different countries in the world. We cannot assure you that our customers have complied or will comply with regulatory requirements in all the countries in which they sell their products, and if such countries promulgate new regulations or more stringently enforce existing regulations, some of our customers may be unable to continue to sell their products in those countries. For example, in June 2009, the government of India announced that it was banning the import of mobile phones that lacked a valid international mobile equipment identity (IMEI) number, a unique 15-digit code that identifies a mobile phone. Some handset manufacturers, particularly “white box” manufacturers who sell their products under a “no-name” brand or without a brand name, have sold handsets without obtaining valid IMEI numbers or otherwise complying with all the regulatory requirements in the countries in which their handsets are sold, including India. If our customers, many of whom are “white box” manufacturers, are unable to continue to sell their products, demand for our products may decline, which could have a material adverse effect on our revenue and results of operations. Similarly, when the PRC government announced in December 2009 that it would require satellite television set-top boxes to meet conditional access system standards beginning in January 2010, our customers’ products that did not meet those standards were rendered obsolete. The resulting decline in demand for our customers’ set-top boxes in turn led to a drop in demand for our DVB-S satellite tuners and adversely affected our revenues and gross margins. In 2010, the PRC government cracked down on certain Chinese handset manufacturers for not paying applicable import duties and for installing malware on their handsets, which disrupted production by these manufacturers and caused a slowdown in mobile phone shipments in June 2010. In 2011, the PRC government took further action against certain Chinese handset manufacturers, again for not paying applicable import duties, which caused a slowdown in mobile phone shipments in April and May of 2011. These slowdowns in shipments affected demand for our products.

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

Changes to the mix of products we sell may have a significant impact on our financial results.

We sell many products with different functionalities, costs and sales prices. The mix of our products sold to customers in any particular period may affect the average selling price and average cost of our products, which could substantially impact our revenues and gross margins. Our gross margins may vary from quarter to quarter for a number of reasons, such as market conditions, customer demand, changes in our customer base, our product mix and the sales volume, average selling price and cost for each product sold. To the extent that any change in our product mix results in a decline in our gross margins, our ability to recover our fixed costs or investments associated with a particular product, and our overall business, results of operations and financial conditions, could be materially adversely affected.

We do not expect to sustain our recent rates of growth in revenue.

We have experienced significant growth in revenue in a short period of time. Our revenue increased from $55.5 million in 2008 to $118.4 million in 2009, $191.2 million in 2010 and $288.9 million for 2011, percentage increases of 113%, 61.5% and 51.1%, respectively. Our rate of growth in revenue may continue to slow as our business grows larger and becomes more mature and we may not achieve similar rates of growth in revenue in future periods. You should not rely on our results of operations for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our results of operations could suffer and the trading price of our ADSs could decline. Although we were profitable for 2009, 2010 and 2011, we cannot assure you that our results of operations will not be adversely affected in any future period.

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

For example, we were unable to secure enough manufacturing capacity for many of our products during the first six months of 2009. We had reduced our inventory levels in the fourth quarter of 2008 due to the uncertainty from the global financial crisis, and when there was an increase in customer orders in first six months of 2009, competition for foundry capacity from other fabless semiconductor companies prevented us from obtaining the manufacturing capacity that we needed. We were also unable to secure enough manufacturing capacity for our integrated passive device (IPD) power amplifier products in the fourth quarter of 2010 and the first quarter of 2011, since there is currently only one foundry that can meet our needs for these products. These shortages in manufacturing capacity caused delays in the shipment of our products, and some of our customers cancelled their orders as a result.

The ability of foundries to provide us with semiconductor wafers is limited at any given time by their available capacity. We do not have a guaranteed level of manufacturing capacity with foundries and it is generally difficult to accurately forecast our capacity needs. We do not have a long-term agreement with foundries and we place our orders on a purchase order basis. As a result, if foundries raise their prices or are not able to meet our required capacity for various reasons, including natural disasters or shortages or delays in shipment of semiconductor equipment or materials used by foundries to manufacture our semiconductors, or if our business relationship with any of the foundries we currently use deteriorates, we may not be able to obtain the required capacity from it and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. For gallium arsenide products, such as our power amplifiers, WIN Semiconductors and TriQuint are currently the only two foundries that are able to meet our needs. Furthermore, we have only one supplier for one of the key components for our IPD power amplifier products, and alternatives are unlikely to become available without significant effort on our part. If this supplier cannot supply the components in the amounts we require, we may not be able to meet the demand of our customers.

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

To reduce our cost of revenues and improve our gross margins, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to redesign some of our products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We have completed migration from 110 nanometer to 55 nanometer geometry processes in 2011. Shifting to smaller geometry process technologies or new manufacturing processes may result in reduced manufacturing yields, delays in product deliveries and increased expenses, particularly higher mask and prototyping costs as well as additional expenditures for engineering design tools and related computer hardware.

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

We use a number of different independent vendors to carry out testing, and packaging functions, including United Test and Assembly Center Ltd (UTAC), Suzhou ASEN Semiconductor Company Ltd. (ASEN), Unisem (M) Bhd, Sigurd Microelectronics Co., Carsem (M) Sdn Bhd, Jiangsu Changjiang Electronics Technology and Nantong Fujitsu Microelectronics. We do not directly control our product delivery schedules or quality assurance and control. They also test and package products for other companies, including our competitors. We do not have long-term agreements with independent testing and packaging vendors that guarantee us access to capacity. We typically procure services from our vendors on a per-order basis. Since we do not have long-term agreements with the independent testing and packaging vendors that we use, they may give priority to orders from other customers when demand for their service is high. If any of our vendors experiences capacity constraints or financial difficulties, raises its prices, suffers any damage to its facilities, is acquired and restructures its business or terminates its relationship with us, or if there is any other disruption of testing and packaging capacity, we may have to seek alternative services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new vendors. We currently estimate that it would take us three to six months to locate and qualify a new testing and packaging vendor. Because of the amount of time that it takes us to qualify third-party testing and packaging vendors, we could experience significant delays in product shipments if we are required to find alternative vendors for our products on short notice. In addition, we may be required to pay higher testing and packaging costs. Any problems that we may encounter with the delivery or quality of our products could damage our reputation, cause us to lose customers, and adversely affect our business and financial results.

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

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the radio-frequency and mixed-signal semiconductor industry, or software engineers with semiconductor industry experience if we engage in more complicated system integration development efforts. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly-skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract, train, and retain qualified personnel, our business may be materially and adversely affected.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of February 29, 2012, entities affiliated with Warburg Pincus beneficially owned approximately 55.5% of our outstanding share capital. As a result, Warburg Pincus has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Warburg Pincus may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

In addition, we are a “controlled company” as defined under NASDAQ Stock Market rules because Warburg Pincus beneficially owns more than 50% of our outstanding ordinary shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

We have notified the NASDAQ Stock Market that we intend to rely on the first two of these three exemptions. As a result, our independent directors may not have as much influence over our corporate policy as they would if we were not a controlled company.

Our products are becoming more complex and defects or errors in our products could result in unexpected expenses or loss of customers, adversely affecting our results of operations and market share.

Highly complex products such as our radio-frequency and mixed-signal semiconductors and the related reference designs we provide to our customers may contain defects and errors when they are first introduced or as new versions are released. We have experienced these defects and errors from time to time in the past, and may again in the future. If any of these problems are not found until after we have commenced volume production of a new product, we may be required to incur additional development costs and product recall, repair and replacement costs. If any of our products sold to customers have reliability, quality, or compatibility problems, we may be unable to correct these problems in a manner satisfactory to our customers, if we are able to correct these problems at all. As our products become more complex, we face higher risk of undetected defects. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customers rejecting our products, damage to our reputation, lost revenue, diversion of development resources, write-down of unsold inventories and increases in customer service and support costs and other expenses. For example, due to a design defect, we had to write down inventory of our power amplifier products by approximately US$3.2 million in 2011. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. In addition, defects in our existing or new products could result in significant support, repair or replacement costs, and divert the attention of our engineering personnel from our product development efforts.

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

We currently sell substantially all of our products to customers through a small number of independent, non-exclusive distributors. For the years ended December 31, 2009, 2010 and 2011, 98%, 90% and 90% of our total revenue were from sales through distributors. These include Auctus Technologies Group Limited, Arrow Asia Pac Ltd., China Achieve Limited, Giatek Corporation Ltd. and Sunny Paragon Limited. Our distributors maintain inventories of our products, provide storage, shipping, and other services to us, and provide payment terms to our customers. Sales to Auctus Technologies Group Limited accounted for 52%, 53% and 58%, of our revenues in 2011, 2010 and 2009, respectively; and sales to Arrow Asia Pac Ltd. accounted for 14%, 15% and 15%, of our revenues in 2011, 2010 and 2009, respectively. China Achieve Limited became our distributor in September 2010 and sales to China Achieve Limited accounted for 18% of our revenue in 2011. As of December 31, 2011, we had $43.4 million of accounts receivable, of which 22% were due from Auctus Technologies Group Limited and 11% were due from Arrow Asia Pac Ltd. As of December 31, 2011, we also had $5.8 million in inventory, some of which was held by our distributors. Our agreements with our distributors are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. If any of our distributors were to default on its obligations and fail to pay our invoices or ship our products in a timely fashion, we may be unable to collect our accounts receivable, recover our inventory, or complete sales to the customers who had placed orders through that distributor, and we may find it difficult to replace that distributor.

A related party owes us $22.8 million in accounts receivable. In addition, we have also made prepayments of $8.2 million to this related party’s parent company under a term sheet relating to a proposed acquisition by us of certain intellectual property from it and its affiliates. If we are unable to collect these accounts receivable, or if we are unable to apply the value of the prepayments to the acquisition cost or recover the prepayments in the event that we do not complete the acquisition, we would suffer a significant loss that would materially and adversely affect our financial performance.

In 2011, our accounts receivable increased to $43.4 million, largely due to $22.8 million in accounts receivable owed to us by Coolsand Technologies (Hong Kong) Limited, or Coolsand, a privately owned company also controlled by Warburg Pincus entities. In the year ended December 31, 2011, we purchased raw materials and testing services on behalf of Coolsand in the amount of approximately $25.8 million and sold products to Coolsand for approximately $0.7 million. We charged Coolsand total fees of approximately $4.4 million for these services. As of February 29, 2012, the amount owed to us by Coolsand was $26.6 million, of which $10.3 million had been due for more than 90 days. In addition, we have also made prepayments of $8.2 million to Coolsand’s parent company under a term sheet relating to a proposed acquisition by us of intellectual property from Coolsand and its affiliates. While we have the right to recover our prepayments in the event that the proposed acquisition is not completed, except in the case where Coolsand and its affiliates are prepared to carry out the transaction and we fail to do so, there is no assurance that we would be able to recover the prepayments from Coolsand or any of its affiliates. If we are unable to collect these accounts receivable, or if we are unable to apply the value of the prepayments to the acquisition cost or otherwise recover the prepayments, we would suffer a significant loss that would materially and adversely affect our financial performance.

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

Pursuant to the Double Tax Arrangements between Mainland China and Hong Kong, Hong Kong companies that outsource operations to mainland China are entitled to exemption from Hong Kong profit tax for 50% of the revenues generated in a taxable year. We evaluated the qualification criteria and the business operations of RDA Hong Kong and determined that RDA Hong Kong should qualify for such preferential tax treatment. We applied for Hong Kong Inland Revenue Department’s advance tax rulings to confirm RDA Hong Kong’s preferential tax status for the tax year 2010. We settled RDA Hong Kong’s 2010 profit tax on this basis in August 2011 before we obtained the Hong Kong Inland Revenue Department’s tax ruling in order to meet our tax payment obligations in time. In October 2011 we received an inquiry letter from the Hong Kong Inland Revenue Department requesting more supporting documents for RDA Hong Kong’s entitlement to this preferential treatment in 2010. We are in the process of responding the inquiries from the Hong Kong Inland Revenue Department. If the tax authority determines that RDA Hong Kong should not have enjoyed the preferential tax treatment, then we would be subject to an additional $2.4 million and $4.6 million in tax liabilities for the years ended December 31, 2010 and 2011, respectively.

The PRC government has provided various tax incentives and subsidies to domestic companies in the semiconductor industry, including RDA Shanghai and RDA Beijing, in order to encourage development of the industry. RDA Shanghai and RDA Beijing currently benefit from tax incentives provided by the PRC tax authorities in the form of preferential tax treatment. See “Operating and Financial Review and Prospects — Taxation.” The PRC tax authorities could reduce or eliminate any or all of these tax incentives at any time in the future, which could in turn have a material adverse effect on our financial condition and results of operations. Our research and development expenses have been partially offset by government research subsidies we have received from the PRC government authorities. For the years ended December 31, 2009, 2010 and 2011, we recorded $0.3 million, $0.5 million and nil in government subsidies as a deduction to research and development expenses after all the conditions were met. As of December 31, 2010 and 2011, we recorded a deferred liability for cash subsidy received from the PRC government of approximately $1.5 million and $1.7 million, respectively, because the government had not completed its inspection of the research and development projects qualified for these subsidies at the end of the respective periods. There can be no assurances that we will receive any subsidies in the future.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global and/or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the NASDAQ Stock Market or other regulatory authorities. Any such action could adversely affect our financial results and the market price of our ADSs.

We granted employee stock options and other share-based awards in the past and will continue to do so in the future. We recognize share-based compensation expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income.

We adopted share incentive plans in August 2005 and November 2009 for the purpose of granting stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2005 plan, we were permitted to issue options to purchase up to 30,000,000 ordinary shares. As of February 29, 2012, we have granted options to purchase 29,883,933 of the ordinary shares reserved under the 2005 plan. Under the 2009 plan, we may issue restricted shares, restricted share units, or options to purchase up to 30,000,000 ordinary shares. As of February 29, 2012, there were 3,067,556 options, 5,947,299 restricted share units and 794,213 restricted shares granted under the 2009 plan. As a result of these grants and potential future grants under the plan, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. We account for compensation costs for all stock options based on the fair market value on the grant date and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation will reduce our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

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

Substantially all of our assets and most of our customers are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our services and adversely affect our results of operations and financial condition.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiaries, RDA Shanghai and RDA Beijing, are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies in China. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. From time to time, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property), and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

Most of our net income on an unconsolidated basis is earned by RDA Hong Kong, our Hong Kong subsidiary. If the PRC tax authorities determine that RDA Hong Kong or any of our other non-PRC entities is a PRC resident enterprise for PRC enterprise income tax purposes, then the income of those entities could be subject to PRC tax at a rate of 25%, which could materially reduce our net income.

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

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 and additional implementing regulations in May 2011 that require PRC residents to register with local branches of SAFE if they use assets or equity interests in PRC entities as capital contributions to establish offshore companies, or if they inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas. In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an offshore company (referred to in the SAFE regulations as an “offshore special purpose company”) is required to further update that registration for such things as increases or decreases in the offshore special purpose company’s share capital, transfers or swaps of its shares, mergers, long-term equity or debt investments, and the creation of any security interest.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Risks Relating to Our ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors

The closing trading prices of our ADSs ranged from $7.66 to $15.65 in 2011. The trading price is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in 2010 are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. As of February 29, 2012, we had 258,075,099 ordinary shares outstanding, of which 143,135,652 ordinary shares, or 55.5%, were held by Warburg Pincus entities. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder will have on the market price of our ADSs. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the market price of our ADSs could decline.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences for U.S. holders.

Depending upon the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. There can be no assurance that we will not be a PFIC for the current or any future taxable year, as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year. We do not believe we were a PFIC for the 2011 taxable year, but there can be no assurance that we would not be a PFIC for the current 2012 taxable year or any future taxable year. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Considerations” and “ — Passive Foreign Investment Company Rules.”

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NASDAQ Stock Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NASDAQ Stock Market corporate governance listing standards.

As a Cayman Islands company listed on the NASDAQ Stock Market, we are subject to the NASDAQ Stock Market corporate governance listing standards. However, NASDAQ Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Stock Market corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and (if we chose to have one) our nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, while NASDAQ Stock Market rules require that an issuer listing common stock hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end, neither the Companies Law of the Cayman Islands nor our articles of association contains such a requirement, and we followed the practices of Cayman Islands with respect to this matter and did not hold an annual general meeting of shareholders in 2011. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

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

We and certain selling shareholders of our company completed an initial public offering of 8,625,000 ADSs in November 2010. On November 10, 2010, we listed our ADSs on the NASDAQ Stock Market under the symbol “RDA.”

Our principal executive offices are located at 6/F, Building 4, 690 Bibo Road, Pudong District, Shanghai 201203, People’s Republic of China. Our telephone number at this address is (86-21) 5027-1108. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, George Town, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, NY 10017.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

We are a China-based fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors for a broad range of cellular, connectivity, and broadcast applications. We shipped our first product in 2005, and our diversified product portfolio currently includes power amplifiers, radio frequency front-end modules, Bluetooth system-on-chips, FM radio receivers, set-top box tuners, transceivers, analog mobile television receivers, China Multimedia Mobile Broadcasting (CMMB) television receivers, walkie-talkie transceivers, LNB satellite downconverters, and WiFi + Bluetooth + FM three-in-one combo chips.

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

We currently have more than 800 customers, most of which are located in our primary market, China. Since our inception, over 1 billion units of our products have been incorporated into mobile handsets, set-top boxes, MP3 players and other wireless and consumer electronic devices and sold in China, Southeast Asia, India, the Middle East, Africa, Russia, and Latin America. Our customers include the top branded handset manufacturers in China, including ZTE, Huawei, Tianyu, and TCL, and the top design houses in China, including Longcheer, Huiye, Tinno and Wingtech. During the first quarter of 2011, we started to sell TD-SCDMA transceivers and DVB-S tuners to Samsung. In addition, we expanded sales of our TD-SCDMA transceivers to global tier-one handset providers such as RIM, Motorola, HTC, ZTE, Huawei, which use our TD-SCDMA products in their smartphones for the China market.

We recorded revenue of $118.4 million and net income of $11.3 million in 2009, revenue of $191.2 million and net income of $19.1 million in 2010 and revenue of $288.9 million and net income of $51.6 million in 2011. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Revenue” for a discussion of the seasonality of our revenues.

Industry Background

Wireless Communications

Over the past two decades, wireless communications technologies have evolved dramatically in response to the growth of the Internet, the spread of cellular and broadcast networks, and the emergence of video and data-intensive applications. The mobile handset market represents the largest market for radio-frequency and mixed-signal semiconductors in terms of volume. Mobile handsets increasingly incorporate a wide variety of functions, allowing end users to send text messages, e-mails and video clips, take photographs and video clips, access the Internet, use location-based services, pay bills, watch television or listen to the radio, connect to other consumer electronic devices, and, more recently, access social network websites. Advances in performance and reduction in cost are also enabling the adoption of wireless communications technologies into other consumer electronics devices, such as netbooks, tablets and laptops, portable media players, portable navigation devices and e-book readers.

Wireless communications technologies have evolved through generations of wireless protocols. Most mobile handsets are based on 2G (including 2.5G and 2.75G) technologies, while the increasing availability and adoption of 3G services will lead to greater demand for handsets based on 3G technologies.

Rich Features Driving Product Cycle Growth of Mobile Handsets

A parallel industry development has been the increasing connectivity, computing and multimedia capabilities of both 2G and 3G mobile handsets, broadly defined as smartphones or rich feature handsets. There is growing worldwide demand for smartphones, due to the sophisticated computing capabilities, enhanced user interfaces, rich multimedia experiences, and proliferation of internet-centric applications, including social network applications, of these devices. The creative use of these features enhances user experience and drives the sale of both 2G and 3G mobile handsets. The attach rates of these rich features are growing, and we believe most of these features will eventually become standard offerings in 2G and 3G mobile handsets.

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

Industry Significance of Branded and White Box Manufacturers from China

Chinese domestic branded and white box mobile handset manufacturers have grown significantly. “White box” refers to products sold under a “no-name” brand or without a brand name. Many white box handset manufacturers have started the transition from white box to brand name handset manufacturer by producing branded products. In addition to serving the domestic market, Chinese mobile handset manufacturers have significantly increased their exports to other emerging markets, and we expect this trend to continue.

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

Initially, the majority of Chinese mobile handset manufacturers targeted domestic consumption. As the domestic market in China developed, branded manufacturers grew in market share relative to the white box manufacturers. At the same time, significant demand existed in the export markets, primarily in emerging markets, which has led to further expansion of total mobile handset shipment volumes by Chinese manufacturers. Exports include both branded manufacturers in China, some of which were previously white box makers, seeking international business on a private-label basis with mobile operators and leading brands in these export markets, as well as white box manufacturers that sell internationally on a no-name basis.

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

Products

We design, develop, and market radio-frequency and mixed-signal semiconductors for a broad range of cellular, connectivity, and broadcast applications in consumer electronics devices, principally in mobile handsets.

Cellular Products.

Our cellular products, including power amplifiers, switches, front end modules and transceivers for mobile handsets, comprise the basic platform for wireless voice, data or video transmission used on 2G and 3G family of standards. The transceiver sits between the power amplifier and the baseband and plays an important role in transmission and reception quality. The power amplifier amplifies the radio signal from the transceiver and sends the output through the antenna, while the switch allows multi-band power amplifiers and multi-band receivers to share the same antenna. The power amplifier is a key component of the mobile handset because the efficiency of the power amplifier affects the battery life. Front end modules integrate power amplifiers and switches. We have introduced one of the first front end modules to employ integrated passive device (IPD) technology, thereby eliminating multiple passive discrete components that are incorporated in a traditional power amplifier module or front end module. This significantly reduces the cost and module size, while providing improved yields and higher reliability and utilizing standard packaging capacity. We have front end modules for GSM/GPRS, EDGE, TD-SCDMA and WCDMA. Our power amplifier module for WCDMA applications is capable of multiple power modes, which helps provide optimal overall power efficiency for phone usage. We have recently developed the first single-pole, nine-throw antenna switch with an integrated logic decoder and low pass filters in a single die solution (SP9T) using IBM’s Silicon-On-Insulator (SOI) process. The SOI-based process offers superior performance and significant cost reduction compared to GaAS alternatives.

The following table shows our principal cellular products currently in production, in each case showing the first year when the product was introduced:

Cellular Products	Year
GSM power amplifier module	2007
GSM power amplifier module with high power output	2008
GSM/EDGE power amplifier module	2009
3G switch module	2009
Radio frequency switch	2009
GSM power amplifier and switch module (IPD)	2010
TD-SCDMA/GSM power amplifier module	2010
WCDMA power amplifier module	2011
SCDMA transceiver	2006
PHS transceiver	2007
GSM transceiver	2008
TD-SCDMA/GSM dual-mode transceiver	2009
TD-SCDMA transceiver	2010
EDGE transceiver	2010
TD-SCDMA/EDGE dual-mode transceiver	2011
TD-SCDMA power amplifier module	2011

Connectivity Products.

Connectivity products are products that enrich user experience by incorporating additional two-way communications features into mobile handsets and other devices. We produce highly integrated Bluetooth system-on-chip with radio transceiver and baseband processor that are compliant with Bluetooth 2.1 + EDR specification and provide an optimal solution for data and voice applications. Bluetooth functionality in a mobile device allows the user to connect to an earphone or a hands-free car speaker phone or to share files with other mobile devices. We have succeeded in integrating Bluetooth with an FM radio receiver as a system-on-chip. We launched a WiFi + Bluetooth + FM system-on-chip for mobile handsets in 2011 that offers higher integration, improved power consumption, minimized board space and lower cost. Combining several proven wireless technologies onto a single silicon die allows the components to work simultaneously and independently, while consuming less power and improving battery life.

The following table shows our principal connectivity products currently in production, in each case showing the first year of volume production:

Connectivity Products	Year
Bluetooth system-on-chip for mobile handsets	2009
Bluetooth + FM system-on-chip for mobile handsets	2010
WiFi + Bluetooth + FM system-on-chip for mobile handsets	2011
Walkie-talkie transceiver for family radio service applications	2009
Walkie-talkie transceiver for professional applications	2010

Broadcast Products.

Our broadcast products, including radio and television receivers and tuners, receive rich media content via broadcast technology on mobile handsets, set-top boxes, portable media players, and other devices. Our FM radio receivers are highly integrated single-chip broadcast FM stereo radio receivers with a small form factor. They permit reception of FM broadcasts through mobile handsets, portable media players, and other portable devices. We also have an FM product that has a receiver and transmitter, which allows the user to share music with others wirelessly. Our DVB-S tuner is a fully integrated satellite set-top-box tuner compliant with the DVB-S and DVB-S2 and China’s ABS-S standards and can provide all of the radio-frequency functions in set-top boxes. Our DVB-T tuner offers phase noise reduction and low implementation cost, and its fully integrated design reduces board space requirements and simplifies radio-frequency layout, thus lowering system cost. Our LNB satellite downconverter can convert 10 gigahertz satellite signals into a lower frequency which set-top boxes can receive and replaces the traditional discrete components, which improves factory throughput and product consistency. Our analog mobile television receiver is a fully integrated system-on-chip that allows the user to receive analog television broadcasts on a mobile handset or other mobile device. In 2011, we introduced our CMMB mobile television receiver for TD-SCDMA handsets. Our single chip CMMB solution integrates the radio frequency tuner, demodulator, user authentication module and CPU, thereby reducing the total number of external components while achieving superior performance and lower power consumption.

The following table shows our principal broadcast products currently in production, in each case showing the first year of volume production:

Broadcast Products	Year
FM radio receiver	2007
FM radio receiver with radio data system	2008
AM/FM radio receiver	2009
FM radio receiver and transmitter	2009
Analog mobile television receiver system-on-chip	2010
DVB-S satellite tuner	2007
DVB-S2 satellite tuner	2008
LNB satellite downconverter	2009
DVB-T tuner	2010
CMMB mobile television receiver	2011

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

We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We have completed CMOS products migration from 110 nanometer to 55 nanometer geometry processes in 2011. For 2012, we will continue our product development in 55 nanometer geometry processes and will start new product development in 40 nanometer geometry processes.

An integrated wireless product is typically partitioned into three major components: the controller, the radio-frequency component, and the digital signal processing component. We believe that the primary complexity of creating larger wireless system-level products is with the radio-frequency and digital signal processing components, which requires expertise in analog and mixed-signal technologies. The majority of our engineers specialize in radio-frequency and digital signal processing design. Implementation-level techniques for our radio-frequency and digital signal processing blocks are refined every time we tape out a new product, allowing us to further improve device performance and reduce die sizes. We develop the controllers by using CPUs licensed by third parties like ARM, and protocol and software stacks we developed, licensed or acquired. We believe that we have considerable expertise in both front-end design and back-end layout. In radio-frequency design, front-end design (i.e., circuit topology) determines the ultimate performance limitations, and back-end layout determines to what degree this performance can be achieved.

We have built a wireless system-on-chip technology platform that we can utilize to increase design efficiency and raise the productivity of our engineers. This allows us to achieve shorter product cycles and faster time-to-market.

Customers

We currently have more than 800 customers, most of which are located in China. We sell our products primarily to mobile handset design houses and manufacturers, set-top box design houses and manufacturers, and other consumer electronics manufacturers. Over 1 billion units of our products have been incorporated into mobile handsets, set-top boxes, MP3 players and other consumer electronic devices and sold to consumers in China, Southeast Asia, India, the Middle East, Africa, Russia, and Latin America. Our customers include the top 10 branded handset manufacturers in China, including ZTE, Huawei, Tianyu, and TCL, and the top design houses in China, including Longcheer, Huiye, Tinno and Wingtech. We started to expand our customer base outside of China by selling TD-SCDMA transceivers and DVB-S tuners to Samsung in Korea, and we have several other projects under development with Samsung. In addition, we expanded sales of our TD-SCDMA transceivers to global tier-one handset providers such as RIM, Motorola, HTC, ZTE and Huawei, which use our TD-SCDMA products in their smartphones for the China market.

We have a diversified customer base and none of our customers accounted for 10% or more of our revenue in 2009, 2010 or 2011. Our ten largest customers accounted for 30.7% for 2009, 32.0% for 2010 and 33.3% for 2011.

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

We currently sell substantially all of our products through a small number of independent, non-exclusive distributors. These include Auctus Technologies Group Limited, Arrow Asia Pac Ltd., China Achieve Limited, Giatek Corporation and Sunny Paragon Limited. These distributors provide storage, shipping, and other logistical services to us and provide financing to our customers. Sales to Auctus Technologies Group Limited accounted for 52%, 53% and 58%, of our revenues in 2011, 2010 and 2009, respectively; and sales to Arrow Asia Pac Ltd. accounted for 14%, 15% and 15%, of our revenues in 2011, 2010 and 2009, respectively. China Achieve Limited became our distributor in September 2010 and sales to China Achieve Limited accounted for 18% of our revenue in 2011. We have used other distributors in the past, and may use other distributors in the future. While we issue invoices to our distributors and ship products to them, we do not consider them to be customers. Only in limited cases do we sell directly to our customers.

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

We decide what products will be available through our distributors, what prices the distributors pay for products, and what prices the customers pay for products. We bill the distributor at the time that the products are shipped to the distributor, and we require payment from distributors within 30 to 60 days. (For the small number of direct sales to customers, we require payment within 60 to 90 days.) Because the distributors may return any unsold products of ours for a full refund, we do not book revenue until the products are sold to customers and we treat products shipped to distributors as our inventory. We generally maintain about four weeks’ inventory for each product, some of which is held by our distributors.

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

Competition

As we target and supply products to multiple markets and applications, we face competition from a large number of firms. We compete with MediaTek in a number of products related to mobile handsets in China as well as with multinationals such as Broadcom, Infineon, and STMicroelectronics that offer a broad line-up of stand-alone and integrated semiconductor solutions. In addition, there are companies that we compete with in one particular product or product family, such as RF Micro Devices, Skyworks, Amalfi, Triquint, Avago and Murata in power amplifiers, switches and front end modules; NXP and Silicon Laboratories in FM radio receivers; Maxim and Zarlink in DVB-S tuners; Maxim, MaxLinear and NXP in DVB-T tuners; Newport Multimedia in analog mobile television receivers; CSR plc in Bluetooth solutions; Marvell, Qualcomm Atheros, CSR plc and Texas Instruments in WiFi combo chips; and Newport Media, Innofidei, Maxscend, TelePath Technologies and Siano in CMMB television. As we enter new markets, we may face new competitors.

The markets for semiconductors generally, and for radio-frequency and mixed-signal semiconductors in particular, are intensely competitive. We anticipate that the market for our products will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent product introductions. We must continually design, develop and introduce new products with improved features to be competitive. We believe the principal competitive factors in our industry are:

•	level of integration;

•	price;

•	features and functionalities;

•	short design cycle;

•	customer support;

•	die size and form factor; and

•	performance, including reliability and power consumption.

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

Intellectual Property

Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality agreements. As of February 29, 2012, we have 54 patents issued by the State Intellectual Property Office of the PRC in the integrated circuit field and an additional 58 patent applications pending. There can be no assurance that patents will ever be issued with respect to these applications. We claim copyright protection for proprietary documentation for our products. We have registered the visual images of 10 integrated circuits with the State Intellectual Property Office of the PRC. We have also registered the “RDA” logo as a trademark in China. We rely in some circumstances on trade secrets to protect our technology.

With respect to the proprietary rights to our intellectual property, we have entered into research and development service agreements with our two PRC operating entities, RDA Shanghai and RDA Beijing, under which all intellectual property to the technologies developed in the process of rendering research and development services by RDA Shanghai or RDA Beijing shall be owned by RDA Hong Kong.

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

On December 29, 2011, we signed an intellectual property license and development agreement with Trident Microsystems. Under this agreement, we paid US$16.0 million in cash to secure a non-exclusive, worldwide, non-transferable license to develop, manufacture and sell derivative versions of the Trident SX5 Digital TV system-on-chip platform for a period of 10 years. We intend to use this intellectual property to develop products for the television and display markets.

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

Wafer Fabrication.

We use industry-standard CMOS manufacturing process technology for our radio-frequency semiconductors and gallium arsenide technology for our power amplifier semiconductors. We use a number of different foundries to fabricate our semiconductor wafers, including Taiwan Semiconductor Manufacturing Company (TSMC) in Taiwan, Semiconductor Manufacturing International Corporation (SMIC) in China, GlobalFoundries in Singapore and IBM in the United States for our CMOS semiconductors and WIN Semiconductors in Taiwan and TriQuint in the United States for our gallium arsenide semiconductors. We have completed migration from 110 nanometer to 55 nanometer geometry processes in 2011. The number of foundries worldwide that can meet our fabrication needs is limited, especially for gallium arsenide. We have only one supplier for one of the key components for our IPD front-end modules and there is no viable alternative supplier for these components. If this supplier cannot supply these components in the amounts we require, we may not be able to meet the demand of our customers.

Testing and Packaging.

Upon the completion of silicon processing at the foundry, we forward the finished silicon wafers to our third-party subcontractors for testing and packaging. We use a number of different subcontractors to carry out testing and packaging functions, including United Test and Assembly Center (UTAC), Suzhou ASEN Semiconductor Company Ltd (ASEN), Unisem, Sigurd Microelectronics, Carsem (m) Sdn Bld, Jiangsu Changjiang Electronics Technology and Nantong Fujitsu Microelectronics. The market for outsourcing testing and packaging services is less concentrated than the market for foundry services, and we believe that we are not dependent upon any single subcontractor for our testing and packaging needs. We develop our own tests for our subcontractors to use in testing our products.

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

Research and Development

We have 153 R&D engineers (114 of whom have advanced degrees) as of December 31, 2011, compared to 127 R&D engineers as of December 31, 2010 and 109 R&D engineers as of December 31, 2009. We generally recruit directly from universities, typically graduates with advanced degrees, because we find that skills developed with other semiconductor designers are not necessarily transferable to our business. In many cases, the R&D engineers who originally developed a product are also directly involved in supporting the customers who use it.

Our Shanghai operating subsidiary, RDA Microelectronics (Shanghai), Inc., has been certified in conformity with the ISO 9001:2008 standard in its research and development of wireless communication circuitry.

We incurred research and development expenses of $14.5 million, $25.8 million and $32.8 million in 2009, 2010 and 2011, respectively.

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

We conduct our integrated circuit design in China through RDA Shanghai and RDA Beijing, which were initially accredited as integrated circuit design enterprises by the Ministry of Industry and Information Industry of China in 2007 and 2008, respectively. Both RDA Shanghai and RDA Beijing have passed the latest annual review of this accreditation.

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

Exemption, Setoff and Refund Measures for Export-Related Value-added Tax. Effective May 1, 2011, integrated circuit design enterprises that have been established for more than two years are entitled to preferential treatment when they engage in (i) the export of goods that they independently developed and designed and other enterprises processed, or the export of goods whose production and processing they entrusted to other domestic enterprises, or (ii) the export of goods which such enterprises entrusted to overseas enterprises for processing and imported into China to be re-exported under their own brand name. The preferential treatment includes exemptions, setoffs and refunds of the export-related value-added tax. RDA Shanghai and RDA Beijing are not currently engaged in the export of goods and thus do not make use of this preferential treatment.

Enterprise Income Tax. An accredited integrated circuit design enterprise is entitled to take advantage of the preferential policies for enterprise income tax. From the year in which an integrated circuit design enterprise first has positive accumulated earnings, it is exempted from enterprise income tax for two years and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years. In addition, a qualified high-technology company may benefit from a preferential tax rate of 15% as a “high and new technology enterprise” if it owns its core intellectual properties and belongs to one of the enumerated industries. However, an enterprise may not simultaneously enjoy both the 50% reduction and the 15% preferential tax rate. RDA Beijing and RDA Shanghai have each qualified as a “high and new technology enterprise,” and in 2011, RDA Shanghai successfully renewed its qualification as a “high and new technology enterprise” for three years.

RDA Shanghai is eligible for two more years of its 15% preferential tax rate as a high and new technology enterprise in 2012 and 2013, and RDA Beijing is eligible for one more year of its 50% exemption as an accredited integrated design enterprise in 2012.

Integrated circuit design enterprises also benefit from other forms of preferential tax treatment in addition to the five-year full and partial exemption discussed above, such as being allowed to deduct the actual amount of employee training expenses in the calculation of its taxable income.

Business Tax and Value-added Tax. Revenues generated from services provided by enterprises, including from technical, consulting and other services, are generally subject to 5% PRC business tax. However, revenue from technical services related to technology development and transfer can be exempted from business tax, subject to government approval. RDA Beijing and RDA Shanghai have been successful in obtaining exemptions from business tax on services revenue in the past. Beginning from January 1, 2012, the PRC government is implementing a pilot program in Shanghai to levy a 6% value-added tax on revenues generated from certain kinds of services in lieu of the 5% business tax. RDA Shanghai was subject to the business tax prior to that date and has been subject to the value-added tax since that date. However, revenue from R&D services for overseas entities can be eligible for a 0% value-added tax rate. RDA Shanghai provides R&D services to an overseas company and therefore is eligible for a 0% value-added tax rate, subject to government approval.

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including the Patent Law (in 1984), the Copyright Law (in 1990), and the Trademark Law (in 1982). China is also a signatory to the main international conventions on intellectual property rights, including the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization and the Washington Treaty on Intellectual Property in Respect of Integrated Circuits, and China became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality procedures. As of February 29, 2012, we have 54 patents issued by the State Intellectual Property Office of the PRC in the integrated circuit field and an additional 58 patents application pending.

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

As of February 29, 2012, we have registered 10 integrated circuit layout designs in China.

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

SAFE Regulations on Offshore Special Purpose Companies

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 and additional implementing regulations in May 2011 that require PRC residents to register with local branches of SAFE if they use assets or equity interests in PRC entities as capital contributions to establish offshore companies, or if they inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas. In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an offshore company (referred to in the SAFE regulations as an “offshore special purpose company”) is required to further update that registration for such things as increases or decreases in the offshore special purpose company’s share capital, transfers or swaps of its shares, mergers, long-term equity or debt investments, and the creation of any security interest.

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

C. Organization Structure

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment

Our headquarters are located in Shanghai, and we maintain research facilities in both Shanghai and Beijing. We maintain small sales offices in Shenzhen and in Seoul, Korea, and we are expanding our office in Hong Kong to handle procurement, investment, strategic planning, and certain other functions in addition to sales. We lease an aggregate of approximately 2,424 square meters of office space in Shanghai, approximately 1,164 square meters of office space in Beijing, approximately 838 square meters of office space in Shenzhen, approximately 106 square meters of office space in Seoul and approximately 100 square meters of office space in Hong Kong.

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

A. Operating Results

Overview

We are a China-based fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors for a broad range of cellular, connectivity, and broadcast applications. Our core competency is the design of highly integrated, high-performance radio-frequency and mixed-signal system-on-chip, such as Bluetooth system-on-chip, power amplifiers, FM radio receivers and DVB-S satellite tuners.

We were founded in 2004 and began shipping SCDMA transceivers and power amplifiers in 2005. We expanded our product portfolio to include GSM power amplifiers, FM radio receivers, and DVB-S satellite tuners, Bluetooth system-on-chip, switches, and walkie-talkie transceivers between 2007 and 2010. We currently sell over 30 products for cellular, connectivity, and broadcast applications. In 2011, we generated most of our revenue from power amplifiers, Bluetooth system-on-chip, and FM radio receivers. Cellular products contributed the majority of our revenue through 2007, but our revenue has diversified as we have introduced more broadcast and connectivity products to our product portfolio.

We introduced or ramped up production on a number of new products in 2011, including the first single-pole, nine-throw antenna switch, a CMMB mobile television receiver for TD-SCDMA, a TD-SCDMA/EDGE dual-mode transceiver, a TD power amplifier module, a WiFi + Bluetooth + FM system-on-chip for mobile handsets and a WCDMA power amplifier module. Our WiFi + Bluetooth + FM system-on-chip for mobile handsets offers higher integration, improved power consumption, minimized board space and lower cost. Combining several proven wireless technologies onto a single silicon die allows the components to work simultaneously and independently, while consuming less power and improving battery life. Our WCDMA power amplifier module is one of the industry’s first four transmit mode power amplifier modules, with an integrated directional coupler for efficiently detecting the appropriate power mode.

We are also migrating to smaller geometry process technologies to reduce our costs. We have completed migration from 110 nanometer to 55 nanometer geometry processes in 2011. We expect successful implementation of these plans to help reduce our costs and improve our gross margin.

We have grown rapidly since our inception. Our revenue increased from $13.6 million in 2007 to $288.9 million in 2011. From net losses of $4.5 million in 2007, we improved our financial performance each year and recorded a net income of $51.6 million in 2011.

We currently have more than 800 customers, most of which are located in China. We anticipate that most of our revenue will continue to be derived from sales to our customers in China. However, a significant number of mobile handsets, set-top-boxes, and other products designed and manufactured by our customers and incorporating our products are sold outside China, principally in emerging markets. We have a diversified customer base and none of our customers accounted for 10% or more of our revenue in 2009, 2010 or 2011. Our ten largest customers together accounted for 30.7% for 2009, 32.0% for 2010 and 33.3% for 2011. We currently sell substantially all of our products to customers through a small number of independent, non-exclusive distributors.

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

Cost Reductions

We have been able to reduce the average per unit costs for our products primarily by redesigning our products to achieve smaller die sizes, which reduces material costs. We have been working to migrate our process technology to increasingly smaller sizes in order to improve our cost competitiveness. We began production of 110 nanometer designs in May 2010 and we have developed Bluetooth, FM, CMMB, WiFi + Bluetooth + FM combo and analog television using 55 nanometer designs in 2011.

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

We issue invoices to our distributors at the time that we ship our products to them, and we require them to pay us within 30 to 60 days of the date of the invoice. We book the invoice amounts as deferred revenue. When a product is sold to a customer, we credit the distributor with a rebate that reflects (1) the fee for their role in selling and distributing the product, expressed as a percentage of the sales price of the product, and (2) if the price to the customer was lower than the price paid to us by the distributor, the difference between the price to the customer and the price paid to us by the distributor. In addition, we also grant rebates directly to certain of our customers. Our revenue reflects the amount net of these rebates.

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

We expect that our total research and development expenses will increase as we continue to develop new products and migrate to more advanced process geometries. Research and development expenses may fluctuate from period to period due to the timing of certain items related to new product development initiatives, such as engineering mask and wafer costs. We expect our research and development expenses to increase as we acquire more intellectual property for our technology platform.

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

Taxation

Cayman Islands and British Virgin Islands. Under the current laws of the Cayman Islands and the British Virgin Islands, our holding company in the Cayman Islands and our subsidiaries in the British Virgin Islands are not subject to income or capital gains tax in those jurisdictions.

Hong Kong. Prior to 2010, RDA Hong Kong was a trading entity whose profits were fully subject to profits tax at the prevailing rate of 16.5%. In 2010, RDA Hong Kong started to have substantial involvement with PRC companies under manufacture arrangement of contract processing in manufacturing arrangements in the PRC and began to claim 50% of its profits as offshore sourced and excluded from profits subject to the 16.5% prevailing profits tax under Hong Kong law.

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

RDA Shanghai received preferential tax treatment from its local government and, as an accredited integrated circuit design enterprise, from the PRC national government as well. Taken together, the result was to exempt RDA Shanghai from income tax in 2005 and 2006 and to reduce its income tax rate to 7.5% in 2007, 9% in 2008, and 10% in 2009. RDA Shanghai has qualified as a “high and new technology enterprise” and was subject to income tax at a preferential rate of 15% in 2010. In 2011, RDA Shanghai completed the renewal of this qualification for the three years from 2011 though 2013. See “PRC Regulation — Regulations and Policies that Encourage the Development of Semiconductor Design Companies — Preferential Taxation Policies.”

RDA Beijing was subject to income tax at the statutory rate of 33% in both 2006 and 2007. As an accredited integrated circuit design enterprise, RDA Beijing was exempt from income tax in 2009. RDA Beijing was subject to income tax at a preferential rate of 12.5% in 2010 and 2011, and will be subject to that rate in 2012. RDA Beijing has qualified as a “high and new technology enterprise” but has not applied for preferential treatment since its current tax treatment is more favorable.

Revenues generated from services provided by enterprises, including from technical, consulting and other services, are generally subject to a 5% PRC business tax. However, revenue from technical services related to technology development and transfer can be exempted from business tax, and RDA Beijing is exempted from business tax in 2012. Beginning from January 1, 2012, the PRC government is implementing a pilot program in Shanghai to levy a 6% value-added tax on revenues generated from certain kinds of services in lieu of the 5% business tax. RDA Shanghai was subject to the business tax prior to that date and has been subject to the value-added tax since that date. However, revenue from R&D services for overseas entities can be eligible for a 0% value-added tax rate. RDA Shanghai provides R&D services to an overseas company and therefore is eligible for a 0% value-added tax rate, subject to government approval.

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

Revenue Recognition

In accordance with ASC 605, Revenue Recognition, we recognize revenue when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred, and collectability is reasonably assured.

We sell the vast majority of our products through distributors under arrangements allowing for price protection and product return. If we decrease the price of a product, a distributor will receive a corresponding credit for all relevant inventory held by such distributor to offset the price reduction. In addition, if the price to the customer was lower than the price paid to us by the distributor, the distributor will receive a credit for the difference. Our master agreements with distributors do not restrict the amount or time period of price protection on unsold products. We may be required to grant price discounts below the cost of a product if the market price for such product declines significantly. To date, we have generally not experienced price declines that would reduce selling price below cost. The amount or time period of return rights varies by distributor, but generally distributors have the right to return unsold products. Due to rapid changes in technology, consumer preferences and prices, we cannot reliably estimate returns or price adjustments. Accordingly, we do not recognize revenue until the products are sold to the customers by the distributors and the above criteria are met. The related products held by distributors are included in our inventory balance, even though the distributors hold legal title to such products. We record product shipping costs in cost of revenue. We also sell our products directly to customers and recognize revenue when all of the above criteria are met.

We maintain an accrual for obligations we incur under our warranties. We accrue for these costs based on our historical experience with customers.

We maintain an allowance for doubtful accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer’s ability to pay. We did not record any allowance for doubtful accounts as of December 31, 2009, 2010 or 2011.

Share-Based Compensation

We have adopted ASC 718, “Stock Compensation,” which requires all grants of share-based awards, including restricted share units, restricted shares and stock options, to be recognized in the financial statements based on their grant date fair values.

We have made the following stock option and restricted share unit grants since January 1, 2011:

Grant Date	Grant Type	Number of Stock Options and Restricted Share Units Granted	Fair Value of Each Stock Option and Restricted Share Unit
April 20, 2011	Stock options	1,073,934	$1.66
April 20, 2011	Stock options	12,150	$1.59
April 22, 2011	Restricted share units	139,998	$2.19
July 6, 2011	Stock options	1,879,885	$1.02

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

There were 18,089,521 stock options outstanding as of December 31, 2011. The aggregate intrinsic value of all stock options outstanding as of December 31, 2011 was $27,931,425 based on a price of $1.82 per ordinary share or $10.93 per ADS.

We applied the Black-Scholes valuation model in determining the fair value of stock options granted before 2011. Risk-free interest rates are based on the derived market yield of PRC government international bonds for the terms approximating the expected life of each award at the time of grant. As of the stock option grant dates, no stock options had been exercised, and therefore we were unable to develop the expected term on the grant dates by giving consideration to vesting period, contractual term, the effects of employees’ expected exercise and post vesting employment termination behavior. We used the simplified method described in ASC 718-10-S99 to determine the expected terms. Expected dividend yield is determined in view of our historical dividend as well as expected future payout rate. We estimate expected volatility at the date of grant based on average annualized standard deviation of the share price of listed comparable companies. These comparable companies are publicly traded companies in the same industry. We considered companies with similar business and financial characteristics including product mix, business model, target market, financial position and financial performance, in determining comparable companies. We recognize compensation expense on share-based awards with only a service condition on a straight-line basis over the requisite service period and for share-based awards with both service and performance conditions on a graded-vesting basis. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

Under ASC 718, we applied the Black-Scholes valuation model in determining the fair value as of August 1, 2009 of the stock options granted on that date, based on the following assumptions:

Year of Stock Option Grant
2009
Risk-free interest rate	4.02%
Dividend yield	0%
Average expected volatility	53.52%
Average expected time to exercise	2.92-4.42 years

In our determination of share-based compensation expense for share-based awards before our IPO, we undertook contemporaneous analyses of the estimated fair value of our ordinary shares for financial reporting purposes as of August 1, 2009 (stock option grant date), November 2, 2009 (restricted share unit grant date) and January 18, 2010 (restricted share unit grant date). There were no other share-based award grants or modifications to our share-based compensation plans in 2009 or 2010. The primary approach we used for estimating the fair value of our ordinary shares was the probability-weighted method, consistent with the recommendations of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. As our securities were not publicly traded or subject to any market evaluation of fair market value, we utilized valuation methodologies commonly used in the valuation of private company equity securities.

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

After our IPO, we granted options under the 2009 plan on April 20, 2011 and July 6, 2011. Under ASC 718, we applied the binomial valuation model in determining the fair value of these options, as these options were granted in-the-money. The estimated value of options is determined based on the market price of the underlying ordinary shares, the exercise prices of the options and the following assumptions, using the binomial option pricing model:

2011 Grant
Risk-free interest rate (per annum) (1)	3.12%–3.43%
Exercise multiple (2)	2.5–2.8
Expected volatility (3)	47.86%–48.08%
Dividend yield (4)	—

(1)	The risk-free interest rate is based on the market yield of U.S. treasuries with a maturity period that coincides with the contractual life of the share options.

(2)	We estimate that the options will be exercised when the spot price reaches 2.5-2.8 times of exercise price after becoming exercisable.

(3)	This refers to the expected volatility of the future share price. Since our transaction history was short, we based the expected price volatility on the historical price volatility of the shares of the comparable companies.

(4)	We have no history or expectation of paying dividends on our ordinary shares.

Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost is comprised of direct material costs and, where applicable, shipping and handling and overhead incurred in bringing the inventories to their present location and condition. Inventory write-downs include write-downs for obsolete and excess inventory based on our forecasts of demand over specific future time periods and write-downs to value inventory at the lower of cost or market which rely on forecasts of average selling prices in future periods. If economic, competitive, or other factors cause market conditions to be less favorable than those we have projected, additional inventory write-downs may be required, which could have a material adverse effect on our future results of operations. We wrote down $2.9 million of inventory in 2009, including $1.1 million due to design margin and process variation issues with certain power amplifiers, $0.8 million due to the PRC government’s announcement that Chinese operators would terminate PHS networking service by 2011, $0.5 million due to our overestimate of demand for our analog mobile television receiver and $0.5 million related to other products. We wrote down $3.1 million inventory in 2010, which included $2.3 million due to excess and quality issues with certain power amplifiers, $0.5 million due to low yield and quality issues with an analog mobile television receiver and $0.3 million related to other products. We wrote down $11.0 million inventory in 2011, which primarily included $3.2 million due to the migration to 55nm process and $3.2 million due to design defects in certain power amplifiers. Accordingly, as of December 31, 2010 and 2011, $4.6 million and $8.5 million of our inventory had been written down to a zero balance.

We use a number of foundries to fabricate our semiconductor wafers and use several testing and packaging vendors. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, we issue purchase orders to our suppliers and contract manufacturers. The purchase commitments arising from these purchase orders are non-cancelable. We record a liability for non-cancelable purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of the excess and obsolete inventory. We recorded $1.6 million of such liabilities as of December 31, 2009, no such liabilities as of December 31, 2010 and $0.2 million of such liabilities as of December 31, 2011.

Income Taxes

Under ASC 740, “Income Tax,” which clarifies the accounting for uncertainty in income taxes recognized in our financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carry-forwards and other deferred tax assets where it is more likely than not that such loss carry forwards and deferred tax assets will not be realized.

For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, but it prohibits any discounting of any of the related tax for the time value of money. ASC 740 also mandates expanded financial statement disclosure about uncertainty in income tax reporting positions. The cumulative effect of applying ASC 740 is to be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. We did not incur a cumulative effect adjustment upon adoption of ASC 740. We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as other expenses.

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

	For the Year Ended December 31
	2009	2010	2011
	(as a percentage of revenue)
Summary
Consolidated Statement of Operations Data:
Revenue	100.0	100.0	100.0
Cost of revenue	(73.8)	(70.2)	(65.5)
Gross profit	26.2	29.8	34.5
Operating expenses:
Research and development expenses	(12.3)	(13.5)	(11.3)
Selling, general and administrative expenses	(3.9)	(5.2)	(4.9)
Total operating expenses	(16.2)	(18.7)	(16.2)
Income from operations	10.0	11.1	18.3
Income before income tax expense	9.9	11.3	19.5
Income tax expense	(0.3)	(1.3)	(1.6)

Net income	9.6	10.0	17.9

Share-based compensation was allocated in operating expenses as follows:
Research and development	(0.4)	(2.6)	(0.7)
Selling, general and administrative	(0.3)	(1.8)	(0.6)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue. Our revenue increased by 51.1% from $191.2 million for the year ended December 31, 2010 to $288.9 million for the year ended December 31, 2011. The increase in revenue was due to a 47.2% increase in unit volume as well as a 2.7% increase in average selling price. The increase in unit volume was a result of strong growth of our innovative IPD power amplifier and switch module, which gained significant market share due to its superior integration, reduced die size and cost. In addition, we benefited from the growing market share for our Bluetooth products and the volume growth of TD-SCDMA transceiver, DVB-S tuner and FM products. Our average selling price slightly increased primarily due to the favorable mix toward products with higher average sales price such as our IPD power amplifier and switch module and TD-SCDMA transceiver.

Cost of Revenue. Our cost of revenue increased by 40.9% from $134.3 million in 2010 to $189.1 million in 2011. This increase was due primarily to a large increase in unit volume, partially offset by a reduction in average unit cost due to our cost reduction efforts through the migration from 130 nanometer to 55 nanometer process technology for Bluetooth products.

Gross Margin. Our gross margin increased from 29.8% in 2010 to 34.5% in 2011. The margin expansion was due primarily to the significantly improved gross margin for our Bluetooth products, as we have completed the transition to 55 nanometer Bluetooth products in 2011, and to our strong shipments of other higher margin products, such as our TD-SCDMA transceiver and LNB satellite downconverter products. These increases were partially offset by increase in inventory write-downs, which were $11.0 million in 2011 compared to $4.6 million in 2010. The $11.0 million inventory write-down in 2011 decreased our gross margin by three percentage points for that year.

Research and Development Expenses. Our research and development expenses increased by 26.9% from $25.8 million in 2010 to $32.8 million in 2011, but decreased as a percentage of revenue from 13.5% to 11.3%. The increase in research and development expenses was due primarily to higher employee compensation and benefits expenses with the addition of more research and development engineers and increased investment in the development of future products.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 41.6% from $9.9 million in 2010 to $14.1 million in 2011, but decreased as a percentage of revenue from 5.2% to 4.9%. The increase in selling, general and administrative expenses was due primarily to increases in employee compensation and benefits expenses with the addition of more field application engineers to support our expanded customer base and a corresponding increase in technical support requirements.

Income Tax Expense. Our income tax expense increased from $2.5 million in 2010 to $4.7 million in 2011. This change was due to our higher pre-tax net income as well as a lower effective tax rate in 2011 which reflects less non-deductable expenses.

Net Income. As a result of the above, our net income increased from $19.1 million or 10.0% of revenue in 2010 to $51.6 million, or 17.9% of revenue in 2011.

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

Cost of Revenue. Our cost of revenue increased by 53.6% from $87.4 million for the year ended December 31, 2009 to $134.3 million for the year ended December 31, 2010. This increase was due primarily to a large increase in unit volume, partially offset by a reduction in average unit cost due to our cost reduction efforts through the accelerated migration of process technology for Bluetooth product from 130 nanometer to 110 nanometer and design improvements for FM and analog mobile television receiver and power amplifier products resulting in decreased die sizes.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosure for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This accounting standard is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. We do not expect the adoption of this standard to have a material impact on our financial position or results of operations.

In June 2011, FASB issued “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements. The amendments in this accounting standard do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which defers the requirement within ASU 2011-05 to present the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income on the face of the financial statements for all periods presented. During the period of deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These accounting standards are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of these standards to have an impact on our financial position or results of operations.

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

As of December 31, 2009, 2010 and 2011, we had $24.6 million, $98.9 million and $66.2 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
Net cash provided by operating activities	13,961	6,772	63,220
Net cash used in investing activities	(2,634)	(5,812)	(83,248)
Net cash provided by (used in) financing activities	133	73,402	(13,083)
Net increase (decrease) in cash and cash equivalents	11,468	74,282	(32,742)
Cash and cash equivalents at the beginning of the period	13,170	24,638	98,920
Cash and cash equivalents at the end of the period	24,638	98,920	66,178

Operating Activities

Net cash provided by operating activities amounted to $63.2 million for the year ended December 31, 2011. This represented a major increase compared to the previous year, due mainly to our improved profitability and enhanced working capital management. Our accounts receivable increased by $20.7 million largely due to increased purchases of raw materials and testing services on behalf of Coolsand Technologies (Hong Kong) Limited, a privately owned company also controlled by Warburg Pincus entities, whose shipment volumes ramped rapidly in the quarter due to its market share gains. We provided procurement services and charged a small service fee based on the procurement volume. Our inventories increased by $11.6 million (before a non-cash inventory write-down of $11.0 million) in anticipation of higher sales. Our accrued expenses and other current liabilities increased by $15.3 million in 2011 primarily due to increased accrued payroll as a result of the higher number of our employees, higher tax payable from higher net profit and increased rebate and professional service fee. Our deferred revenue increased by $3.9 million, largely in line with our increased inventory shipped to our distributors. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2011 were $11.0 million in inventory write-downs, $3.9 million in share-based compensation, and $1.1 million in depreciation and amortization.

Net cash provided by operating activities amounted to $6.8 million for the year ended December 31, 2010. We increased our inventories by $13.2 million (before a non-cash write-down of $3.1 million) in anticipation of higher sales. Our accounts receivable increased by $18.1 million due to increased revenue as well as our distributors taking the full 30-day grace period for providing us payments. Our accrued expenses and other current liabilities increased by $5.2 million in 2010 primarily due to increased accrued payroll as a result of a higher number of employees, higher tax payable from a higher effective tax rate and higher net profit and increased payables related to government subsidies. Our deferred revenue increased by $1.3 million, in line with our increased inventory shipped to our distributors. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2010 were $8.4 million in share-based compensation, $3.1 million in inventory write-downs and $0.8 million in depreciation and amortization.

Net cash provided by operating activities amounted to $14.0 million in 2009. Our accounts payable increased by $12.6 million and our inventories by $20.2 million (before a non-cash write-down of $2.9 million) as we increased the size of our inventories to support our increased sales. Our deferred revenue increased by $2.8 million, in line with our increase in inventory shipped to our distributors. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities for the year ended December 31, 2009 were $2.9 million in inventory write-downs, $0.8 million in share-based compensation, and $0.6 million in depreciation and amortization.

Investing Activities

Net cash used by investing activities amounted to $83.2 million for the year ended December 31, 2011, primarily due to our purchase of short-term investments of $132.7 million in a time deposit, which was partially offset by the sale of short-term investments of $63.9 million, and our prepayment of $7.5 million under our intellectual property license and development agreement with Trident Microsystems, our payment of $4.4 million for purchases of lab testing equipment, computer equipment and other items related to our product development activities and our payment for deposit fee of $2.2 million for IP acquisition.

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

Financing Activities

Net cash used in financing activities was $13.1 million for the year ended December 31, 2011, due primarily to our share repurchases. We spent $12.8 million to repurchase 1.57 million ADSs under a $15 million share repurchase program announced in 2011.

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

Capital Expenditures

Our capital expenditures amounted to $1.3 million, $0.6 million and $4.4 million in 2009, 2010 and 2011, respectively. In the past, our capital expenditures consisted principally of purchases of lab testing equipment, intellectual property licenses, and software, development tools, computer equipment and other items related to our product development activities.

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

We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We completed migration from 110 nanometer to 55 nanometer geometry processes in 2011.

An integrated wireless product is typically partitioned into three major components: the controller, the radio-frequency component, and the digital signal processing component. We believe that the primary complexity of creating larger wireless system-level products is with the radio-frequency and digital signal processing components, which requires expertise in analog and mixed-signal technologies. The majority of our engineers specialize in radio-frequency and digital signal processing design. Implementation-level techniques for our radio-frequency and digital signal processing blocks are refined every time we tape out a new product, allowing us to further improve device performance and reduce die sizes. We develop the controllers by using CPUs licensed by third parties like ARM, and protocol and software stacks we developed, licensed or acquired. We believe that we have considerable expertise in both front-end design and back-end layout. In radio-frequency design, front-end design (i.e., circuit topology) determines the ultimate performance limitations, and back-end layout determines to what degree this performance can be achieved.

We have built a wireless system-on-chip technology platform that we can utilize to increase design efficiency and raise the productivity of our engineers. This allows us to achieve shorter product cycles and faster time-to-market.

Our research and development expenses, which mainly includes salaries, material costs, license fees paid to third parties for developed technologies and specific equipment depreciation, are expensed as incurred. We incurred $14.5 million, $25.8 million and $32.8 million of research and development expenses in 2009, 2010 and 2011, respectively. See “Item 4. Information on the Company — B. Business Overview — Research and Development” for a description of our research and development policies and expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2011 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
		(in thousands)
Operating lease obligations	$2,361	$1,344	$1,017	$—	$—
Other commitments (1)	17,757	16,594	1,163	—	—
Purchase and Capital Commitments	47,027	47,027	—	—	—
Total	$67,145	$64,965	$2,180	$—	$—

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

We have excluded any potential obligations with respect to uncertain tax positions from the table above as there is a high degree of uncertainty regarding the amount and timing of future cash outflows, if any. Our unrecognized tax benefits as of December 31, 2011 were $14 thousand.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2011.

G. Safe Harbor

See “Forward Looking Statements” on page 2 of this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Vincent Tai	56	Co-Founder, Chairman and Chief Executive Officer
Shuran Wei	43	Co-Founder, Director and Chief Technology Officer
Julian Cheng	37	Director
Gordon (Yi) Ding	36	Director
Shun Lam Steven Tang	56	Director
Kern Lim	41	Independent director
Peter Wan	59	Independent director
Lily (Li) Dong	41	Chief Financial Officer
Liang Zhang	37	Senior Vice President of Engineering
Jun Chen	38	Senior Vice President of Engineering
Dalei Fan	37	Vice President of Sales
Guoguang Zhao	35	Vice President of Operation

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

Mr. Gordon (Yi) Ding has been our director since 2010. Mr. Ding is an executive director in the China group at Warburg Pincus Asia LLC, which he joined in 2009. From 2008 to 2009, Mr. Ding was a vice president at Citadel Investment Group. From 2005 to 2008, he worked for the investment banking divisions of Morgan Stanley Asia Limited and UBS Investment Bank in Hong Kong. Mr. Ding received a bachelor of science degree from Shanghai Jiao Tong University in China and an MBA degree from the Kellogg School of Management at Northwestern University in the United States.

Mr. Shun Lam Steven Tang has been our director since 2011 and was our senior vice president of operations from 2010 to 2012. Prior to joining our company, Mr. Tang served as the non-executive chairman for Linefan Technology Holding Limited, a Hong Kong listed company, from 2008 to 2009. Mr. Tang was the president, Asia Pacific for Viasystems Group, Inc., a company listed on the New York Stock Exchange, from 1999 to 2007. From 2003 to 2005, Mr. Tang was also an independent director and the chairman of the Finance and Audit Committee of Wanji Pharmaceutical Holdings Limited, a Hong Kong listed company. He was managing director for Pace Inc. between 1995 to 1999. He received a bachelor of science degree in electrical and electronics engineering from Nottingham University in England and an MBA in economic forecasting from Bradford University in England.

Mr. Kern Lim has served as our independent director since 2010. Mr. Lim currently serves as the executive director, chief financial officer and chief operating officer of VSC Holdings Limited, a company listed on the Hong Kong Stock Exchange. Mr. Lim also serves as an independent director and member of the audit committee of the board of directors of Mindray Medical International Limited, a company listed on the New York Stock Exchange, and as an independent director and member of the audit committee of the board of directors of Dapai International Holdings Co. Ltd., a Singapore public company listed on the Singapore Exchange Limited. From 2008 to 2009, Mr. Lim was vice president of finance of the Venetian Macao Integrated Resort and Four Seasons Hotel. Between 2006 to 2008, he was the chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, he was the chief financial officer of the Eastman Kodak Company for the Asia Pacific region. Between 1996 to 2003, Mr. Lim worked at General Electric (GE) Company in various roles. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore. Mr. Lim is a Singapore certified public accountant. In 2010, Mr. Lim is a fellow member of the Hong Kong Institute of Directors and a full member of the Singapore Institute of Directors.

Mr. Peter Wan has served as our independent director since 2010. Mr. Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firm. He is a fellow of the Hong Kong Institute of Certified Public Accountants, the UK Association of Chartered Certified Accountants and the Hong Kong Institute of Directors. Mr. Wan is currently a director and the chairman of the audit committee of Mindray Medical International Limited, a company listed on the New York Stock Exchange, and of China Resources Land Limited, Fairwood Holding Limited, Huaneng Renewables Corporation Limited, Greater China Professional Services Limited and Dalian Port Company Limited, all listed on the Hong Kong Stock Exchange. Mr. Wan also briefly served as an independent non-executive director of Real Gold Mining Limited, a company that had been suspended from trading on the Stock Exchange of Hong Kong prior to Mr. Wan’s joining it, in 2011. He also serves as a director and/or committee member of several unlisted companies as well as a number of non-government organizations and voluntary agencies in Hong Kong. Mr. Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.

Ms. Lily (Li) Dong has been our chief financial officer since 2007. Ms. Dong has two decades of experience in financial management and accounting. Prior to joining our company, she was the vice president of finance and then chief financial officer of Onewave Technologies Inc., a private company, from 2005 to 2007. Prior to that, she worked for Hewlett-Packard in China for over 13 years, holding various financial management positions with extensive experience of and exposure to U.S. and PRC GAAP reporting, financial planning and analysis, accounting, tax, treasury, risk management, and internal controls. Ms. Dong received a bachelor of economics degree in accounting from Nanjing University of Science and Technology in China and an executive master of business administration degree from China Europe International Business School in China. Ms. Dong is a PRC certified accountant.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2011, we recorded an aggregate of approximately $3.4 million in cash compensation to our senior executive officers, which includes bonuses and salaries that were earned in 2011 and paid in 2012. We did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “— Share Incentive Plans.” We set aside $0.1 million for executive pension and retirement benefits in 2011 as required by PRC law.

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

The 2009 Plan

Under the 2009 plan, the maximum number of our ordinary shares in respect of which options, restricted shares, or restricted share units may be granted is 30,000,000 shares. As of February 29, 2012, a total of 3,074,869 options, 6,032,021 restricted share units and 794,213 restricted shares to purchase an aggregate number of 9,901,103 ordinary shares have been granted and 3,054,668 options, 2,865,436 restricted share units and 410,343 restricted shares are outstanding.

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

Plan Administration. The plan administrator is a committee of one or more members of our board. The committee currently has three members, Messrs. Cheng, Wan and Lim. The plan administrator will determine the provisions and terms and conditions of each grant.

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

The 2005 Plan

Under the 2005 plan, as amended and restated on April 1, 2008, the maximum number of our ordinary shares in respect of which options may be granted was 30,000,000 shares. As of February 29, 2012, options to purchase a total of 29,883,933 ordinary shares have been granted, among which all options granted in 2005 will vest in four equal installments, with 25% to vest on each of the four consecutive anniversaries of the employee’s first employment date, and options granted in later years generally will vest in 60 equal installments, with one-sixtieth to vest on the first date of each month following the grant date.

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

The following table summarizes, as of February 29, 2012, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2005 plan and the 2009 plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price/ ($/share)	Date of Grant	Date of Expiration
Vincent Tai	2,038,885	0.1100	September 1, 2005	September 1, 2015
	2,038,885	0.0844	September 1, 2006	September 1, 2016
	2,038,885	0.2727	September 1, 2007	September 1, 2017
Shuran Wei	966,447	0.0844	September 1, 2006	September 1, 2016
	966,447	0.2727	September 1, 2007	September 1, 2017
Lily Dong	*	0.7000	July 6, 2011	July 6, 2021
Liang Zhang	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
Jun Chen	391,905	0.0844	September 1, 2006	September 1, 2016
	605,671	0.2727	September 1, 2007	September 1, 2017
Dalei Fan	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.5000	August 1, 2009	August 1, 2019
Guoguang Zhao	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.5000	August 1, 2009	August 1, 2019
Other individuals as a group	5,773,713	From 0.0844 to 0.5000	From September 1, 2005 to April 20, 2011	From September 1, 2015 to April 20, 2021

Total	17,106,697

*	Less than one percent of our total outstanding share capital and together holding stock options exercisable for 2,285,859 ordinary shares.

The following table summarizes, as of February 29, 2012, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under the 2009 plan.

Name	Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Jun Chen	65,297	November 2, 2009	November 2, 2019
Dalei Fan	*	November 2, 2009	November 2, 2019
Guoguang Zhao	*	November 2, 2009	November 2, 2019
Other individuals as a group	2,690,567	From November 2, 2009 to January 18, 2010	From November 2, 2019 to January 18, 2020
Total	2,865,436

*	Less than one percent of our total outstanding share capital and together holding restricted share units representing 399,528 ordinary shares.

The following table summarizes, as of February 29, 2012, the outstanding restricted shares granted to our executive officers and directors under the 2009 plan.

Name	Ordinary Shares With Restrictions Granted	Date of Grant
Vincent Tai	246,500	January 18, 2010
Shuran Wei	93,427	January 18, 2010
Liang Zhang	70,417	January 18, 2010
Total	410,344

C. Board Practices

Our board of directors consists of seven directors, including two independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. Other than with those directors who are also senior executive officers of our company, there are no service contracts between any of our directors and us or any of our subsidiaries providing for benefits to our directors upon termination of employment. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

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

Audit Committee. Our audit committee consists of Messrs. Wan, Lim, and Cheng. Mr. Wan serves as the chair of our audit committee. Mr. Cheng became a non-voting observer of the audit committee on November 10, 2011. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Messrs. Cheng, Wan, and Lim. Mr. Lim serves as the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

D. Employees

As of December 31, 2011, we employed 265 people, including 153 in research and development, 85 in sales and marketing, and 27 in general and administrative roles. Of these 265 employees, 112 were based in Shanghai, 125 in Beijing, 20 in Shenzhen, 4 in Korea and 4 in Hong Kong. We had a total of 210 employees as of December 31, 2010 and 171 as of December 31, 2009.

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of February 29, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below assume that there are 258,075,099 ordinary shares outstanding as of February 29, 2012.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Vincent Tai (1)	11,382,967	4.4%
Shuran Wei (2)	8,423,916	3.3
Julian Cheng (3)	143,135,652	55.5
Gordon (Yi) Ding (4)	—	—
Shun Lam Steven Tang (4)	—	—
Lily (Li) Dong	**	**
Liang Zhang (5)	5,382,143	2.1
Dalei Fan	**	**
Jun Chen (6)	4,640,357	1.8
Shun Lam Steven Tang	—	—
Guoguang Zhao	**	**
All Directors and Executive Officers as a Group	174,506,948	67.6
Principal Shareholders:
Warburg Pincus entities (7)	143,135,652	55.5
IDG entities (8)	15,004,277	5.8

*	Except for Messrs. Julian Cheng, Gordon (Yi) Ding and Shun Lam Steven Tang, the business address of our directors and executive officers is c/o 6/F, Building 4, 690 Bibo Road, Pudong District, Shanghai 201203, People’s Republic of China. The business address of Messrs. Cheng, Ding and Tang is c/o Warburg Pincus Asia LLC, Suite 6703, Two IFC, 8 Finance Street, Hong Kong.

**	Less than 1%.

Notes:	(1)	Includes 5,436,219 ordinary shares held by Mr. Tai (including 246,500 ordinary shares with restrictions on voting and dividend rights) and 5,946,748 ordinary shares issuable upon exercise of options held by Mr. Tai that are exercisable within 60 days of February 29, 2012.

	(2)	Includes 6,571,559 ordinary shares held by Mr. Wei (including 93,427 ordinary shares with restrictions on voting and dividend rights) and 1,853,357 ordinary shares issuable upon exercise of options held by Mr. Wei that are exercisable within 60 days of February 29, 2012.

	(3)	Mr. Cheng is a managing director of Warburg Pincus Asia LLC, which advises Warburg Pincus LLC, a New York limited liability company that acts as the manager of the Warburg Pincus entities.

	(4)	Mr. Ding and Mr. Tang are employees of Warburg Pincus Asia LLC.

(5)	Includes 5,342,887 ordinary shares held by Mr. Zhang (of which 4,244,904 were held in the form of ADSs and 70,417 had restrictions on voting and dividend rights) and 39,256 ordinary shares issuable upon exercise of options held by Mr. Chen that are exercisable within 60 days of February 29, 2012.

(6)	Includes 3,725,531 ordinary shares held by Mr. Chen (of which 124,656 were held in the form of ADSs), 908,507 ordinary shares issuable upon exercise of options held by Mr. Chen that are exercisable within 60 days of February 29, 2012 and 6,319 ordinary shares under restricted share units held by Mr. Chen that are vested or will be vested within 60 days of February 29, 2012.

(7)	“Warburg Pincus entities” refers to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., WP-WPVIII Investors, L.P. (as successor in interest to Warburg Pincus Germany Private Equity VIII, K.G.), Warburg Pincus International Partners, L.P., Warburg Pincus Netherlands International Partners I, C.V. and WP-WPIP Investors L.P. (as successor in interest to Warburg Pincus Germany International Partners, K.G.). Warburg Pincus LLC, a New York limited liability company, acts as the manager of certain private equity funds, including the Warburg Pincus entities. Warburg Pincus Partners, LLC, a New York limited liability company and a direct subsidiary of Warburg Pincus & Co., a New York general partnership, is the general partner of the Warburg Pincus entities. Warburg Pincus & Co. is the managing member of Warburg Pincus Partners, LLC. The business address of the Warburg Pincus entities is 450 Lexington Avenue, New York, NY 10017, the United States. Charles R. Kaye and Joseph P. Landy are managing general partners of Warburg Pincus & Co. and managing members and co-presidents of Warburg Pincus LLC.

(8)	“IDG entities” refers to IDG-ACCEL China Growth Fund L.P., IDG-ACCEL China Growth Fund-A L.P. and IDG-ACCEL China Investors L.P. Quan Zhou and Patrick J. McGovern are the managing directors of IDG-Accel China Growth Fund GP Associates Ltd., which is the General Partner of IDG-Accel China Growth Fund Associates L.P., which is in turn the General Partner of IDG-Accel China Growth Fund L.P and IDG-ACCEL China Growth Fund-A L.P. Jim Breyer and Quan Zhou are the directors of IDG-ACCEL China Investors Associates Ltd., which is the general partner of IDG-ACCEL China Investors L.P. The business address of the IDG entities is c/o IDG Capital Management (HK) Limited, Unit 1509, The Center, 99 Queen’s Road, Central, Hong Kong.

As of February 29, 2012, we had 258,075,099 ordinary shares were issued and outstanding. To our knowledge, 215,644,950 ordinary shares, or approximately 83.6%, were held by holders in the in the United States, which includes 78,508,207 ordinary shares held of record by Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders have different voting rights from other shareholders. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Warburg Pincus Investment Portfolio Companies

In the year ended December 31, 2010, we purchased raw materials on behalf of Coolsand Technologies (Hong Kong) Limited, or Coolsand, a privately owned company also controlled by Warburg Pincus entities, in the amount of approximately $2.3 million and charged a fee in the amount of approximately $0.1 million for such purchase. In the year ended December 31, 2010 we also sold products to Coolsand for approximately $1.1 million and charged Coolsand a royalty of approximately $63,500.

In the year ended December 31, 2011, we purchased raw materials and testing services on behalf of Coolsand in the amount of approximately $25.8 million and sold products to Coolsand for approximately $0.7 million. We charged Coolsand total fees of approximately $4.35 million for these services.

As of December 31, 2011, we had approximately $22.8 million in receivables outstanding due to us from Coolsand. As of February 29, 2012, the amount owed to us by Coolsand was $26.6 million, of which $10.3 million had been due for more than 90 days.

In addition, we made prepayments of $2.2 million to Coolsand’s parent company in 2011 under a term sheet relating to a proposed acquisition by us of intellectual property from Coolsand and its affiliates. We made an additional prepayment of $6.0 million to Coolsand’s parent company in 2012 for the same purpose. We have the right to recover our prepayments in the event that the proposed acquisition is not completed, except in the case where Coolsand and its affiliates are prepared to carry out the transaction and we fail to do so.

See also “Risk Factors—Risks Related to Our Business—A related party owes us $22.8 million in accounts receivable. In addition, we have also made prepayments of $8.2 million to this related party’s parent company under a term sheet relating to a proposed acquisition by us of certain intellectual property from it and its affiliates. If we are unable to collect these accounts receivable, or if we are unable to apply the value of the prepayments to the acquisition cost or recover the prepayments in the event that we do not complete the acquisition, we would suffer a significant loss that would materially and adversely affect our financial performance.”

We have engaged and may continue to engage in transactions in the ordinary course of our business with Warburg Pincus investment portfolio companies from time to time.

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

See footnote 17 to our financial statements for further information about our related party transactions.

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

A. Offering and Listing Details

See “— C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing six ordinary shares, have been listed on the NASDAQ Stock Market since November 10, 2010 and trade under the symbol “RDA.” The following table provides the high and low trading prices for our ADSs on the NASDAQ Stock Market for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2010 (from November 10, 2010)	18.20	9.53
Fiscal Year 2011	15.90	7.06

Quarterly Highs and Lows
Fourth Fiscal Quarter of 2010 (from November 10, 2010)	18.20	9.53
First Fiscal Quarter of 2011	15.90	12.50
Second Fiscal Quarter of 2011	15.09	8.46
Third Fiscal Quarter of 2011	10.12	7.06
Fourth Fiscal Quarter of 2011	12.37	7.51
First Fiscal Quarter of 2012 (until March 13, 2012)	14.25	9.58

Monthly Highs and Lows
September 2011	9.70	7.06
October 2011	9.07	7.51
November 2011	12.37	7.51
December 2011	11.98	9.55
January 2012	13.58	9.82
February 2012	14.25	12.01
March 2012 (until March 13, 2012)	12.42	9.58

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees — C. Board Practices — Duties of Directors” and “— Terms of Directors and Officers.”

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

Our board of directors may decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer; and (b) a fee of such maximum sum as the NASDAQ Stock Market may determine to be payable, or such lesser sum as our board may from time to time require, is paid to us in respect thereof.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “— H. Documents on Display.”

Limitations on the Right to Own Shares. There are no limitations on the right to own our shares.

Dividends

Any cash distributions (including the amount of any PRC tax withheld from such cash distributions) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, U.S. holders should expect that any distribution paid will generally be reported to them as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, certain non-corporate recipients of dividends paid in respect of ADSs or ordinary shares represented by ADSs will generally be subject to tax on the dividends at a maximum federal income tax rate of 15%, provided that certain conditions (including holding period requirements) are met. In the event that we are deemed to be a PRC “resident enterprise” under the PRC enterprise income tax law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “Taxation — PRC Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which is likely to affect the ability of a U.S. Holder to claim such credits. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty, in which case a U.S. Holder that is eligible for the benefits of the treaty may be able to claim a foreign tax credit, subject to applicable limitations. See “PRC Taxation.” The deductibility of a capital loss may be subject to limitations.

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

Disclosure of Shareholder Ownership. There are no provisions in our fourth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions with Warburg Pincus Investment Portfolio Companies,” in “Item 4. Information on the Company — B. Business Overview,” or elsewhere in this annual report.

D. Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange.”

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

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor in Cabinet:

(a)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(b)	in addition, that no tax is levied on profits, income, gains or appreciation or no tax which is in the nature of estate duty or inheritance tax shall be payable by us:

(i)	on or in respect of our shares, debentures or other obligations; or

(ii)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concession Law (1999 Revision).

The undertaking is for a period of 20 years from 10 June, 2008.

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

For more information on PRC taxation applicable to our company, see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Taxation” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results—Taxation.”

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld from such cash distributions) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, U.S. holders should expect that any distribution paid will generally be reported to them as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, certain non-corporate recipients of dividends paid in respect of ADSs or ordinary shares represented by ADSs will generally be subject to tax on the dividends at a maximum federal income tax rate of 15%, provided that certain conditions (including holding period requirements) are met. In the event that we are deemed to be a PRC “resident enterprise” under the PRC enterprise income tax law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “Taxation — PRC Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which is likely to affect the ability of a U.S. Holder to claim such credits. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty, in which case a U.S. Holder that is eligible for the benefits of the treaty may be able to claim a foreign tax credit, subject to applicable limitations. See “PRC Taxation.” The deductibility of a capital loss may be subject to limitations.

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

A qualified electing fund election could also alleviate certain of the tax consequences referred to above. However, it is expected that the conditions necessary for making this election will not apply in the case of our ADSs and ordinary shares, because we do not expect to make available the information necessary for U.S. Holders to report income and certain losses in a manner consistent with the requirements for such elections.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately US$423 thousand in our interest income for the year ended December 31, 2011.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2011, we had RMB-denominated cash balances of RMB226.1 million and U.S. dollar-denominated cash balances of $30.2 million. Assuming we had converted the RMB-denominated cash balance of RMB226.1 million into U.S. dollars at the exchange rate of $1.00 for RMB 6.3009 as of December 31, 2011, this cash balance would have been $66.1 million. Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $65.7 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs	Up to $0.05 per ADS issued

• Cancellation of ADSs	Up to $0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to $0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held

• Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADRs	$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•

fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands ( i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities ( i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (such as stock dividends and rights distributions), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Depository Trust Corporation, or DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2011 from our initial public offering that year, we received approximately $38 thousand from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from the effective date of the registration statement to December 31, 2011, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $8.7 million, which included $5.3 million for underwriting discounts and commissions and $3.4 million for other expenses. We received net proceeds of approximately $67.5 million from our initial public offering.

For the period from the effective date to December 31, 2011, we used $7.5 million to make the first payment under an intellectual property license and development agreement we signed with Trident Microsystems on December 29, 2011. According to the terms of this agreement, we would pay a total of US$16.0 million in cash to secure a non-exclusive, worldwide, non-transferable license to develop, manufacture and sell derivative versions of the Trident SX5 Digital TV system-on-chip platform for a period of 10 years. We completed this transaction with an additional payment of $8.5 million in March 2012.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2011, the end of the period covered by this Annual Report on Form 20-F, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company;

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management or our board of directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on our interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control — Integrated Framework issued by COSO.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC, our independent registered public accounting firm, as stated in its report on page F-2 of this Annual Report.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d) under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes that occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there has been no such change during the period covered by this annual report.

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

	For the Year Ended December 31,
	2010	2011
	(in US$ thousands)
Audit fees (1)	257	798
Audit-related fees (2)	297	—
Tax fees (3)	—	57

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2010.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the years ended December 31, 2010 and 2011.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have relied on the exemption under Rule 10A-3(b)(1)(iv)(D) of the Exchange Act to permit Mr. Cheng to serve as a member of our audit committee. Mr. Cheng qualifies for this exemption because he is an affiliate of ours, he only has observer status on the audit committee and is not a voting member or the chair of the committee, and he is not an executive officer of ours. We have determined that our reliance on this exemption would not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3 of the Exchange Act or in any proxy or information statement for a meeting of shareholders at which directors are elected that is filed with the Commission pursuant to the requirements of section 14 of the Exchange Act.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following tables set forth information about our repurchases made in the fiscal year ended December 31, 2011. The ordinary shares underlying the repurchased ADSs have been canceled pursuant to Cayman Islands law.

Issuer Repurchases in the Year Ended December 31, 2011

Period	(a) Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Maximum Number (or Approximate Dollar Value) of ADSs that May Yet be Purchased Under the Program(1)
October 1–31	1,492,621	$8.12	1,492,621	$2,882,177
November 1–30	82,120	$8.46	82,120	$2,187,805
December 1–31	2,254	$10.00	2,254	$2,165,274

Total	1,576,995		1,576,995

(1)	All repurchases shown on the table were made pursuant to a share repurchase program that was approved by our board of directors in August 2011. Pursuant to this program, we are authorized, but not obligated, to repurchase up to US$15 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and subject to restrictions relating to volume, price and timing. From October 2011 to the date of this annual report, a total of 1,577,095 ADSs have been purchased under this program. Our board of directors will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at anytime.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Because Warburg Pincus beneficially owns more than 50% of our outstanding ordinary shares, we are a “controlled company” as defined under NASDAQ Stock Market rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules:

•	that a majority of our board of directors must be independent directors;

•	that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	that our director nominees must be selected or recommended solely by independent directors.

We have notified the NASDAQ Stock Market that we intend to rely on the first two of these three exemptions.

In addition, certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the NASDAQ Stock Market corporate governance listing standards. Rules 5620(a) of the NASDAQ Listing Rules requires that each issuer listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. We followed the practices of Cayman Islands with respect to this matter pursuant to Rule 5615(a)(3) of the NASDAQ Listing Rules and did not hold an annual general meeting of shareholders in 2011. As an exempted company incorporated in the Cayman Islands, we are not required as a matter of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands to hold meeting of our shareholders every year. Our articles of association provide that we may hold an annual general meeting at such time and place as the directors shall determine, but there is no obligation for us to otherwise hold an annual general meeting. Our Cayman Islands counsel, Conyers Dill & Pearman, confirmed that our adoption of the home country practice is consistent with and will not violate our memorandum or articles of association nor any applicable law, regulation, order or decree in the Cayman Islands. Other than the home country practices described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NASDAQ Rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of RDA Microelectronics, Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-170063))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-170063))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-170063))

2.3	Form of Deposit Agreement among the Registrant, Citibank N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-170063))

2.4	Second Amended and Restated Shareholders Agreement dated as of February 25, 2010 among the Registrant, certain of the Registrant’s ordinary shareholders and all of its preferred shareholders and RDA Microelectronics (BVI) Inc., RDA International, Inc., RDA Technologies Limited, RDA Microelectronics (Shanghai) Ltd. and RDA Microelectronics (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.1	2005 Share Option Scheme (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-170063))

4.2	2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.3	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.5	Technology License Agreement between the Registrant and ARM Limited dated February 26, 2008 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.6	Annex to Technology License Agreement between the Registrant and ARM Limited dated June 22, 2009 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.7	Annex to Technology License Agreement between the Registrant and ARM Limited dated June 22, 2009 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.8	Distribution Agreement dated as of June 3, 2005 between RDA Microelectronics (BVI) Inc. (formerly known as RDA Microelectronics, Inc.) and Arrow Asia Pacific Inc. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.9	Distribution Agreement dated as of March 25, 2008 between RDA Technologies Limited and Auctus Technologies (Hong Kong) Limited (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.10	Distribution agreement dated as of May 6, 2008 between RDA Technologies Limited and Giatek Corporation Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.11	License Agreement dated as of May 12, 2010, between RDA Technologies Limited and Silicon Laboratories Inc. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.12	Distribution Agreement dated as of September 3, 2010 between RDA Technologies Limited and China Achieve Limited (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.13*	IP Block License and Development Agreement dated as December 29, 2011, between RDA Technologies Limited and Trident Microsystems (Far East) Ltd., as amended on December 30, 2011

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-170063))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jun He Law Offices

15.2*	Consent of Conyers Dill & Pearman

15.3*	Consent of Independent Registered Public Accounting Firm

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 16, 2012	RDA MICROELECTRONICS, INC.

	By:	/s/ Vincent Tai
	Name:	Vincent Tai
	Title:	Chairman and Chief Executive Officer

RDA MICROELECTRONICS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2010 and 2011	F-4
Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2009, 2010 and 2011	F-6
Consolidated Statements of Changes in Convertible Redeemable Preferred Shares and Shareholders’ Equity/(Deficits) for the Years Ended December 31, 2009, 2010 and 2011	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011	F-10

Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RDA Microelectronics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in convertible redeemable preferred shares and shareholders’ equity/(deficit) and cash flows present fairly, in all material respects, the financial position of RDA Microelectronics, Inc. (the “Company”) and its subsidiaries at December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

March 16, 2012

RDA MICROELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2011
	(Amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets:
Cash and cash equivalents	98,920	66,178
Short-term investments	7,142	76,009
Accounts receivable (including 1,273 and 22,822 due from a related party as of December 31, 2010 and 2011, respectively)	22,715	43,415
Inventories	35,494	36,095
Prepaid expenses and other current assets	1,580	7,122
Deferred tax assets	5	14

Total current assets	165,856	228,833

Property and equipment, net	2,201	5,451
Investment	—	48
Other long-term assets	62	8,050
Deferred tax assets	127	—

Total assets	168,246	242,382

RDA MICROELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,
	2010	2011
	(Amounts in thousands of USD, except number of shares and per share data)
LIABILITIES
Current liabilities:
Accounts payable	20,524	32,543
Accrued expenses and other current liabilities	12,934	28,253
Deferred revenue	6,722	10,651

Total current liabilities	40,180	71,447

Total liabilities	40,180	71,447

Commitments and contingencies

SHAREHOLDERS’ EQUITY

Ordinary shares, (USD0.01 par value; 294,000,000 shares authorized, 261,510,076 shares issued and outstanding as of December 31, 2010, and 254,451,268 shares issued and outstanding as of December 31, 2011)	2,615	2,639
Additional paid-in capital	113,360	117,478
Recourse loans	—	(509)
Accumulated other comprehensive income	695	1,136
Treasury stock	—	(12,835)
Retained earnings	11,396	63,026

Total shareholders’ equity	128,066	170,935

Total liabilities and shareholders’ equity	168,246	242,382

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2009	2010	2011
	(Amounts in thousands of USD, except number of shares and per share data)
Revenue	118,373	191,163	288,862
Cost of revenue	(87,410)	(134,258)	(189,116)

Gross profit	30,963	56,905	99,746
Operating expenses:
Research and development	(14,475)	(25,815)	(32,756)
Selling, general and administrative	(4,649)	(9,939)	(14,074)

	(19,124)	(35,754)	(46,830)

Income from operations	11,839	21,151	52,916
Interest income	57	209	1,925
Other income / (expenses), net	(213)	280	1,460

Income before income tax expense	11,683	21,640	56,301
Income tax expense	(377)	(2,508)	(4,671)

Net income	11,306	19,132	51,630

Accretion/cumulative dividends for Series A Preferred Shares	(794)	(680)	—
Accretion/cumulative dividends for Series B Preferred Shares	(436)	(374)	—
Accretion/cumulative dividends for Series C Preferred Shares	(800)	(687)	—
Amount allocated to participating preferred shareholders	(7,449)	(12,112)	—

Net income attributable to ordinary shareholders	1,827	5,279	51,630

Earnings per ordinary share
Basic	0.05	0.06	0.20
Diluted	0.03	0.05	0.19

Weighted average ordinary shares used in per share calculation
Basic	38,671,413	82,221,102	262,542,760
Diluted	58,901,016	97,358,770	278,805,558

Other comprehensive income
Net income	11,306	19,132	51,630
Cumulative translation adjustments	6	223	441

Comprehensive income	11,312	19,355	52,071

Share-based compensation was allocated in operating expenses as follows:
Research and development	532	4,990	2,053
Selling, general and administrative	310	3,385	1,828

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE PREFERRED SHARES AND
SHAREHOLDERS’ EQUITY / (DEFICIT)

			Shareholders’ Equity / (Deficit)
	Convertible Redeemable Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Recourse Loans	Accumulated Other Comprehensive Income	Retained Earnings / (Accumulated Deficit)	Total Shareholders’ Equity / (Deficit)
			Amounts in thousands of USD except number of shares
	Shares	Amount	Shares	Par Value	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2009	157,629,642	30,318	37,434,517	374	2,582	—	466	(19,042)	(15,620)
Net income for the year	—	—	—	—	—	—	—	11,306	11,306
Foreign currency translation adjustment	—	—	—	—	—	—	6	—	6
Issuance of ordinary shares in connection with stock option exercises	—	—	12,899,062	129	1,666	—	—	—	1,795
Recourse loans issued to employees for stock option exercises						(1,795)			(1,795)
Interest accrual on recourse loans						(5)			(5)
Repayment of Recourse Loans	—	—	—	—	—	133	—	—	133
Share-based compensation	—	—	—	—	842	—	—	—	842

Balance as of December 31, 2009	157,629,642	30,318	50,333,579	503	5,090	(1,667)	472	(7,736)	(3,338)

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE PREFERRED SHARES AND
SHAREHOLDERS’ EQUITY / DEFICIT — (CONTINUED)

			Shareholders’ Equity / (Deficit)
	Convertible Redeemable Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Recourse Loans	Accumulated Other Comprehensive Income	Retained Earnings / (Accumulated Deficit)	Total Shareholders’ Equity / (Deficit)
			Amounts in thousands of USD except number of shares
	Shares	Amount	Shares	Par Value	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2010	157,629,642	30,318	50,333,579	503	5,090	(1,667)	472	(7,736)	(3,338)
Net income for the year	—	—	—	—	—	—	—	19,132	19,132
Issuance of ordinary shares in the initial public offering	—	—	50,802,000	508	66,973	—	—	—	67,481
Conversion of preferred shares to ordinary shares in conjunction with the initial public offering	(157,629,642)	(30,318)	157,629,642	1,576	28,742	—	—	—	30,318
Issuance of restricted shares			794,213	8	—	—	—	—	8
Foreign currency translation adjustment	—	—	—	—	—	—	223	—	223
Interest accrual on recourse loans	—	—	—	—	—	(46)	—	—	(46)
Repayment of recourse loans	—	—	—	—	—	1,713	—	—	1,713
Issuance of ordinary shares to an investor	—	—	1,950,642	20	4,180	—	—	—	4,200
Share-based compensation	—	—	—	—	8,375	—	—	—	8,375

Balance as of December 31, 2010	—	—	261,510,076	2,615	113,360	—	695	11,396	128,066

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE PREFERRED SHARES AND
SHAREHOLDERS’ EQUITY / (DEFICIT) — (CONTINUED)

	Shareholders’ Equity / (Deficit)
	Ordinary Shares		Additional Paid-in Capital	Recourse Loans	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Total Shareholders’ Equity
	Amounts in thousands of USD except number of shares
	Shares	Par Value	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2011	261,510,076	2,615	113,360	—	695	—	11,396	128,066
Net income for the year							51,630	51,630
Repurchase of share	(9,461,970)					(12,835)		(12,835)
Foreign currency translation adjustment					441			441
Recourse loan				(509)				(509)
Issuance of ordinary shares upon exercise of options and vesting of restricted share units	2,403,162	24	237					261
Share-based compensation			3,881					3,881

Balance as of December 31, 2011	254,451,268	2,639	117,478	(509)	1,136	(12,835)	63,026	170,935

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2009	2010	2011
	Amounts in thousands of USD
Cash flow from operating activities:
Net income	11,306	19,132	51,630
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	571	754	1,125
Loss on disposal of property, equipment	4	4	—
Inventory write-down	2,910	3,120	11,037
Share-based compensation	842	8,375	3,881
Deferred income taxes	186	140	118
Interest income from recourse loans	(5)	(46)	—
Changes in operating assets and liabilities
Accounts receivable	291	(18,112)	(20,700)
Inventories	(20,232)	(13,211)	(11,638)
Prepaid expenses, other current and long-term assets	(1,226)	(273)	(3,500)
Accounts payable	12,574	341	12,019
Accrued expenses and other current liabilities	3,946	5,245	15,319
Deferred revenue	2,795	1,303	3,929

Net cash provided by operating activities	13,962	6,772	63,220

Cash flow from investing activities:
Sales of short-term investments	732	9,070	63,901
Purchase of short-term investments	(2,050)	(14,661)	(132,696)
Purchase of property and equipment	(1,316)	(571)	(4,390)
Proceeds from disposal of property and equipment	—	—	15
Prepayment of long-term assets	—	—	(7,810)
Payment of the deposit fee for IP acquisition (Note 4)	—	—	(2,220)
Long term investment	—	—	(48)
Changes in restricted cash	—	350	—

Net cash used in investing activities	(2,634)	(5,812)	(83,248)

Cash flow from financing activities:
Proceeds from repayment of recourse loans	133	1,713	—
Issuance recourse loans	—	—	(509)
Proceeds from issuance of ordinary shares	—	71,681	—
Proceeds from issuance of shares upon exercise of stock options	—	—	261
Repurchase shares	—	—	(12,835)
Proceeds from issuance of restricted shares	—	8	—

Net cash provided/(used in) by financing activities	133	73,402	(13,083)

Effect of foreign exchange rate changes on cash and cash equivalents	7	(80)	369

Net increase/(decrease) in cash and cash equivalents	11,468	74,282	(32,742)
Cash and cash equivalents—beginning of year	13,170	24,638	98,920

Cash and cash equivalents—end of year	24,638	98,920	66,178

Supplemental disclosure of cash flow information
Cash paid for income taxes	—	—	4,336

Supplemental disclosure of non-cash investing and financing activities:
Issuance of recourse loans in connection with stock option exercise	1,795	—
Conversion of preferred shares to ordinary shares	—	30,318	—

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

1. DESCRIPTION OF BUSINESS

RDA Microelectronics, Inc. is a holding company incorporated in the British Virgin Islands (“BVI”) on January 8, 2004. In July 2008, it changed its name to RDA Microelectronics (BVI), Inc (“RDA Micro BVI”).

RDA Microelectronics, Inc. (the “Company”) was established in the Cayman Islands (“Cayman”) on May 26, 2008. On August 12, 2008, all of the then existing preferred and ordinary shareholders of RDA Micro BVI exchanged their respective shares of RDA Micro BVI for an equivalent number of shares of the Company in equivalent classes. As a result, RDA Micro BVI became a wholly-owned subsidiary of the Company on August 12, 2008. The rights of the preferred and ordinary shares issued by the Company are the same as those originally issued by RDA Micro BVI. The accompanying consolidated financial statements reflect the reorganization in August 2008 and have been prepared as if the current corporate structure had been in existence throughout all relevant periods.

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

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

(2) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

(3) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ materially from such estimates.

(4) Fair Value of Financial Instruments

On January 1, 2008, the Company adopted Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. On January 1, 2009, the Company also adopted the statement for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FASB ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions the guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets at fair value. The adoption did not have a material impact on the Company’s consolidated financial statements.

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and certain accrued expenses. Short-term investments are limited to time deposits with original maturities longer than three months and less than one year. As of December 31, 2010 and 2011, the respective carrying values of financial instruments approximated their fair values based on their short-term maturities.

Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

As of December 31, 2010	Level 1	Level 2	Level 3	Total
Cash equivalents	81,680	—	—	81,680
Short-term investments	7,142	—	—	7,142

Total	88,822	—	—	88,822

As of December 31, 2011	Level 1	Level 2	Level 3	Total
Cash equivalents	42,384	—	—	42,384
Short-term investments	76,009	—	—	76,009

Total	118,393	—	—	118,393

(5) Cash and Cash Equivalents

Cash and cash equivalents are cash on demand, money market fund and time deposits with original maturities of three months or less.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

(6) Short-term Investments

Short-term investments are time deposits with original maturities longer than three months and less than one year.

(7) Concentration of Credit Risks

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash and accounts receivable.

As of December 31, 2010 and 2011, substantially all of the Company’s cash and cash equivalents and time deposits were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Company has not experienced any losses on its deposits of cash and cash equivalents, short-term investments and restricted cash.

The following table summarizes the percentage of the Company’s revenue and accounts receivable represented by distributors and customers with balances over 10% of total revenue for the years ended December 31, 2009, 2010 and 2011, and over 10% of accounts receivable as of December 31, 2010 and 2011, respectively:

Revenue	Year Ended December 31,
	2009	2010	2011
Company A	58%	53%	52%
Company B	19%	12%	1%
Company C	15%	15%	14%
Company D	—	—	18%
Company E	—	—	2%

Accounts receivable	December 31,
	2010	2011
Company A	63%	22%
Company C	19%	11%
Company E	6%	53%

The Company establishes credit limits for each distributor and customers and reviews such limits prior to product shipment. The Company believes that its distributors have high credit quality. As a result, it is not exposed to unusual credit risk and generally does not require collateral from the distributors.

(8) Allowance for Doubtful Accounts

Accounts receivable are initially recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer’s ability to pay. The Company did not record any allowance for doubtful accounts as of December 31, 2010 and 2011. For the periods presented, the Company did not write off any accounts receivable.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

(9) Inventories

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

(10) Property and Equipment

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

(11) Investments

The Company applies ASC 323, Investments, in accounting for its investments. Under ASC 323, equity method is used for investments in entities in which the Company has the ability to exercise significant influence but does not otherwise controls. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. As of December 31, 2010, the Company did not have any investments accounted for under equity investment. As of December 31, 2011, the Company has an investment accounted for using cost method as described in Note 7.

The Company continually reviews its investments in subsidiaries to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value, which becomes the new basis of the investment. No impairment losses were recorded for the years ended December 31, 2009, 2010 and 2011.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

(12) Impairment of Long-lived Assets

The Company applies ASC 360, Property, Plant and Equipment. In accordance with these standards, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying amount of the assets, the Company recognizes an impairment loss equal to the excess of the carrying value over the fair value of the assets. No impairment of long-lived assets was recorded for the periods presented.

(13) Revenue Recognition

In accordance with ASC 605, Revenue Recognition, the Company recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured.

The Company sells the majority of its products through distributors under arrangements allowing for price protection and product return. If the Company decreases the price of any products, a distributor will receive a credit to adjust the inventory held by the distributor to the new decreased price. In addition, if the price to the customer was lower than the price paid to the Company by the distributor, the distributor will receive a credit for the difference. The master agreements with distributors do not restrict the amount or time period of price protection on unsold products. The Company may be required to grant price discounts below the cost of a product if the market price for such product declines significantly. Through December 31, 2010 and 2011, the Company has not experienced such a price decline that would reduce selling price below cost. The amount or time period of return rights vary by distributor, but generally, distributors have the right to return unsold products. Due to rapid changes in technology, consumer preferences and prices, the Company cannot reliably estimate its returns or price adjustments. Accordingly, the Company does not recognize revenue until the products are sold to the customers by the distributors and the above criteria are met. The related products held by distributors are included in the Company’s inventory balance at lower of cost or market price. The Company records product shipping costs in cost of sales. The Company’s distribution agreements are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. In the event of termination, the Company is required to repurchase unsold inventory from the distributor, and if the distributor terminates without cause, the repurchase price will be reduced by a 5% handling charge.

The Company also provides cash rebate directly to certain selected customers where the Company agreed to reimburse these customers for any purchase price they paid to the distributors or the Company exceeds the price the Company agreed directly with them. The amount of cash rebate is recorded as a reduction of revenue. The revenue is recognized when all of the above criteria are met.

For the years ended December 31, 2009, 2010 and 2011, 98%, 90% and 90% of the total revenue are from sales through distributors.

The Company does not accept product returns from customers except for returns subject to warranty. The Company accrues for warranty costs based on its historical experience.

(14) Deferred Revenue

Deferred revenue includes the revenue relating to the Company’s products held by the distributors, which will be recognized when the distributors sell these products to customers.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

(15) Government Subsidies

Government subsidies related to the Company’s research and development activities are originally recorded as liabilities when received and then are recognized as a reduction to expenses in the period when the Company has reasonable assurance that it complies with the conditions attached to the subsidies and the subsidies are received. This is typically after the Company passes an inspection. If the subsidy does not carry any conditions, the Company records the amount as a reduction of research and development expense in the period the cash is received. Government subsidies related to depreciable assets are recorded as a reduction to the carrying value of the related assets. For the years ended December 31, 2009, 2010 and 2011, the Company recorded USD303, USD453 and nil government grant subsidies as a deduction to research and development expense. For the years ended December 31, 2009, 2010 and 2011, the Company recorded nil government grants as a deduction to the carrying value of the depreciable assets. As of December 31, 2010 and 2011, the Company record a deferred liability for cash subsidy received from the PRC government of approximately USD1,463 and USD1,676 because the government had not completed its inspection for these subsidies at the respective period end.

(16) Research and Development Costs and Software Development Costs

The Company’s research and development cost, which mainly includes salaries, material costs, license fees paid to third parties for developed technologies and specific equipment depreciation, are expensed as incurred.

The Company accounts for internally generated software development costs in accordance with ASC 350, Intangibles. Capitalization of eligible software development costs begins upon the establishment of technological feasibility of the product and ends when the product is available for internal use. To date, the period between achieving technological feasibility, which the Company has defined as establishment of a working model and typically occurs when beta testing commences, and the general availability of such software is generally very short. The software development costs qualified for capitalization have been insignificant. Accordingly, the Company has not capitalized any internally generated software development costs.

(17) Advertising costs

The Company expenses all advertising costs as incurred. Advertising costs were not material for any of the periods presented.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

(18) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments net of incentives from the leasing company are expensed on a straight-line basis over the lease periods.

(19) Share-based Compensation

The Company accounts for the stock options granted to employees under provisions of ASC 718, Stock Compensation, which requires all grants of stock options to be recognized in the financial statements based on their grant date fair values. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled.

The Company recognizes compensation expense on share-based awards with only a service condition on a straight-line basis over the requisite service period and for share-based awards with both service and performance conditions on a graded-vesting basis. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any.

The Company accounts for the grant to nonemployees under the provision of ASC 505-50, Equity- Based Payments to Nonemployees in the statements of operations. The options granted to nonemployees are recognized in the financial statements at fair value on the date when the consultant’s performance is complete. The Company recognizes such compensation expense in operating expenses once they are vested.

(20) Income Taxes

The Company adopted ASC 740, Income Tax, according to which income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company classifies the deferred tax assets which are expected to be realized over one year in noncurrent assets. Generally accepted accounting principles require that the realizability of net deferred tax assets be evaluated on an ongoing basis. A valuation allowance is recorded to reduce the net deferred tax assets to an amount that is more likely than not to be realized. Accordingly, the Company considers various tax planning strategies, forecasts of future taxable income and its most recent operating results in assessing the need for a valuation allowance. A valuation allowance is recorded where it is more likely than not that the loss carry-forwards and deferred tax assets will not be realized. The effect on deferred tax assets and liabilities arising from a change in tax rates is recognized in the statements of operations in the period of such change.

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

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

(21) Comprehensive Income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of cumulative adjustments from foreign currency translation.

(22) PRC Statutory Reserves

The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations until the general reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. During the year ended 2009, 2010 and 2011, no statutory reserves have been appropriated.

(23) Dividends

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined by PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves as described in Note 2(22).

(24) Segment Reporting

Based on the criteria established by ASC 280 Segment Reporting, the Company currently operates and manages its business as a single operating segment. The Company primarily generates its revenues all from distributors located in Hong Kong. For the years ended December 31, 2009, 2010 and 2011, 2%, 10%, and 10% of the total revenue, respectively, are from direct sales to customers which are located in the PRC. One customer of the Company is located outside the PRC and Hong Kong, which had less than 1% of total sales for all periods presented. In addition, all of the Company’s long-lived assets are located in the PRC. The Company does not present enterprise-wide product disclosures because its products are essentially the same.

(25) Earnings Per Share

In accordance with ASC 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participation rights. Net losses are not allocated to other participating securities if based on their participation rights they are not obligated to fund losses. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted method and ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(26) Foreign Currency Translation and Foreign Currency Risk

The functional currency of the Company, RDA Micro (BVI), RDA US, RDA International and RDA Tech is the United States dollar (“USD”). The functional currency of the Company’s subsidiaries in the PRC, RDA Shanghai and RDA Beijing, is the Renminbi (“RMB”). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date and nonmonetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the historical exchange rate. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

Transaction gains and losses are recognized in the consolidated statements of operations.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents, restricted cash and time deposit denominated in RMB amounted to USD4,174 and USD 35,877 as of December 31, 2010 and 2011, respectively.

(27) Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of these standards is not expected to have an impact on our financial position or results of operations.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

3. INVENTORIES

Inventories consisted of the following:

	December 31,
	2010	2011
Raw materials	15,567	10,861
Work in progress	573	—
Finished goods	19,354	25,234

	35,494	36,095

As of December 31, 2010 and 2011, the carrying value of finished goods held by distributors for which they hold title were USD4,176 and USD5,819, respectively. For the years ended December 31, 2009, 2010 and 2011, inventory write-downs in raw materials and finished goods of USD2,910, USD3,120 and USD 11,037 respectively, were included in the “cost of revenue” to reflect excess inventories and the lower of cost or market.

As of December 31, 2010 and 2011, USD4,602 and USD 8,479 of the Company’s inventory had been written down to zero balance, respectively.

The movement of inventory write-downs for the years ended December 31, 2009, 2010 and 2011 is as follows:

	For the Year Ended December 31,
	2009	2010	2011
Beginning of year	575	3,442	4,914
Addition during the year	2,910	3,120	11,037
Transfer-in from accrual for loss on firm, noncancelable, and unconditional purchase commitments that have been recognized previously	—	1,536	—
Write-off during the year	(43)	(3,184)	(6,889)

End of year	3,442	4,914	9,062

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2010	2011
Prepaid license fees and usage fee	1,353	1,627
Prepayment for IP acquisition	—	2,220
Prepaid income tax	—	1,768
Deposit for share repurchase program	—	477
Interest receivable	—	308
Rental deposits	93	76
Others	134	646

	1,580	7,122

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

The Company entered into a term sheet with a certain related party to acquire certain intellectual properties (“IPs”) for future business development. As of December 31, 2011, the Company has paid USD2,220 as part of the deposit fee which is refundable subject to certain termination conditions, in accordance with the term sheet with the total purchase price still being negotiated, and detail terms have not yet been finalized. Please refer to Note (19) for subsequent event.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,
	2010	2011
Equipment and office furniture	4,072	7,542
Motor vehicles	55	43
Software	248	261
Leasehold improvement	225	1,114

	4,600	8,960
Less: Accumulated depreciation and amortization	(2,399)	(3,509)

	2,201	5,451

Depreciation and amortization expense was USD571, USD754 and USD 1,125 for the years ended December 31, 2009, 2010 and 2011, respectively.

6. OTHER LONG TERM ASSET

	December 31,
	2010	2011
Long term deposit	62	240
Long term prepayment for property and equipment	—	310
Long term prepayment for license fee	—	7,500

	62	8,050

Long term prepayment for license fee

Included in long term prepayment for license fee is USD7,500 prepayment for an intellectual property license and development agreement the Company signed with Trident Microsystems (“Trident”) on December 29, 2011. According to the terms of this agreement, the Company will pay a total of USD16,000 in cash to secure a non-exclusive, worldwide, non-transferable license to develop, manufacture and sell derivative versions of the Trident SX5 Digital TV system-on-chip platform for a period of 10 years. The Company is obligated to pay the remaining purchase amount after the Company receives the license from Trident, as discussed in Note 19.

7. INVESTMENT

In September 2011, the Company, through RDA Shanghai, acquired a 10% stake in Lulian Shanghai Co Ltd (“Lulian”) for a consideration of RMB 0.3 million. The Company has no board representation in Lulian and does not have ability to exercise significant influence over Lulian. The Company accounts for this investment using the cost method.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2010	2011
Accrued payroll and other compensation, including annual performance bonus	4,289	13,738
Taxes payable	2,940	4,953
Government subsidies	1,463	1,676
Unearned commission received from depository bank	912	677
Accrued professional services fees	669	1,039
Accrued royalty	461	999
Rebate to end customers and distributors	522	1,526
Accrued warranty	406	495
Accrued license fee	250	560
Accrued annual leave	195	459
Advances from customers	126	332
Accrued freight	124	170
Accrual for loss on firm, noncancelable, and unconditional purchase commitments	—	235
Others	577	1,394

	12,934	28,253

Royalty

In June 2009, the Company entered into a license and technology agreement with a third party, which requires the Company to pay royalty fees based on the percentages of revenue derived from certain products using the licensed technology. The Company included royalty expense of USD 507, USD1,516 and USD 2,013 in cost of revenue for the years ended December 31, 2009, 2010 and 2011.

Unearned commission received from depository bank

In 2010, the Company entered into an agreement with a depository bank, which agreed to reimburse up to USD 1,294 to the Company’s expenses incurred in connection with the advancement of the Company’s ADR and investor relations programs in the next five years. The Company initially recorded the payment from the depository bank as liabilities and then recognized as a reduction to selling, general and administrative expenses over the beneficial period.

The Company received USD 949 and USD38 in the years ended December 31, 2010 and 2011 and recorded USD37 and USD 273 as a reduction of selling, general and administrative expense for the years ended December 31, 2010 and 2011, respectively.

9. INCOME TAXES

Cayman

Under the current laws of the Cayman Islands, the Company, being a Cayman incorporated company, is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

BVI

Under the current laws of BVI, RDA Micro BVI and RDA International, being BVI incorporated companies, are not subject to tax on income or capital gain. In addition, upon payments of dividends by these companies to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

RDA Tech, the Company's subsidiary, is incorporated in Hong Kong. Prior to 2010, RDA Tech was a trading entity whose profits were fully subject to profits tax at the prevailing rate of 16.5%. Beginning in 2010, RDA Tech started to have substantial involvement in manufacturing arrangements in the PRC, and began to claim 50% of its profits as offshore sourced and excluded from profits subject to the 16.5% prevailing profits tax rate. The Company has received an inquiry letter from Hong Kong Inland Revenue Department seeking information resulting in the 50% of its profits as offshore sourced excluded from profits applied. The Company does not believe it will result in a change in the tax position. If the tax authority determines that RDA Hong Kong should not have enjoyed the preferential tax treatment, then it would be subject to additional USD2,368 and USD4,553 in tax liabilities for the years ended December 31, 2010 and 2011 respectively.

PRC

Prior to January 1, 2008, the Company’s subsidiaries, RDA Shanghai and RDA Beijing that were established in the PRC were subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the PRC Concerning Foreign Investment Enterprises (“FIE”) and Foreign Enterprises (collectively, the “previous EIT Law”). Pursuant to the previous EIT Law, enterprises were generally subject to a state tax rate of 30% and a local tax rate of 3% for a total statutory tax rate of 33%. RDA Beijing entered into its first cumulatively profitable year in 2006. Its applicable EIT rate for year 2006 and 2007 was 33%. RDA Shanghai was registered in the Pudong New District of Shanghai and was subject to an EIT rate of 15% pursuant to the local tax preferential treatment before January 1, 2008. In addition, under previous EIT Law, foreign-invested Integrated Circuit (“IC”) design enterprises were entitled to a two year income tax exemption and a three year 50% tax rate reduction starting from their respective first cumulatively profitable year (the “2+3 Tax Holiday”). RDA Shanghai qualifies as an IC design enterprise and entered into its first cumulatively profitable years in 2005. RDA Shanghai was exempted from EIT for years 2005 and 2006, and was entitled to an income tax rate of 7.5% (50% of the preferential rate of 15%) for year 2007.

Effective January 1, 2008, the new Corporate Income Tax Law (the “CIT Law”) in China supersedes the previous EIT Law. The CIT Law applies a uniform income tax rate of 25%. The enterprises which were entitled to a preferential tax treatment such as a reduced tax rate were eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. The phasing-in rates during the 5-year transition period are 18%, 20%, 22%, 24% and 25%, respectively. Therefore, RDA Shanghai is entitled to an income tax rate of 9% and 10% for year 2008 and 2009, respectively (i.e. 50% of transitional tax rate of 18% and 20%, respectively). In December 2008, RDA Shanghai qualified as a High and New Technology Enterprise (“NHTE”) which, according to the CIT Law, could apply for and then enjoy a preferential CIT rate of 15% for the succeeding three years from 2008 to 2010 and RDA Shanghai had applied for and obtained such preferential CIT treatment. As a result, its CIT rate for year 2010 was 15% after the expiration of 2+3 Tax Holiday in year 2009. In 2011, RDA Shanghai has completed the renewal of such NHTE qualification for the succeeding three years from 2011 to 2013.

The CIT law also allows foreign-invested IC design enterprises which were established prior to January 1, 2008, entitled to 2+3 Tax Holiday. In 2008, RDA Beijing qualified as an IC design enterprise and entered into its first year of the 2+3 Tax Holiday. Accordingly, RDA Beijing was exempted from CIT for the years 2008 and 2009 and was subject to CIT at a rate of 12.5% in 2010 and will be subject to that rate in 2011 and 2012. RDA Beijing also qualified as a NHTE in 2008. However, it elected not to apply for the preferential CIT rate of 15% because RDA Beijing was entitled to a lower rate under 2+3 Tax Holiday.

Effective from February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a FIE to its immediate holding company outside PRC would be subject to withholding taxes at a rate of 10%. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. The Company’s subsidiaries in China are considered FIEs and are wholly owned by RDA Tech, incorporated in Hong Kong. According to the tax treaty between the PRC and Hong Kong, dividends payable to its Hong Kong parent from FIE in the PRC will be subject to withholding tax at a rate of 5%. The Company has not provided deferred taxes on the undistributed earnings of its FIEs in the PRC because the Company intents to indefinitely invest all of FIEs' earnings to further expand its businesses in the PRC. If such earnings were distributed in the form of dividends, additional tax may result. Determination of the related amount of unrecognized deferred taxes is not practicable.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2009, 2010 and 2011 is as follows:

	For the Year Ended December 31,
	2009	2010	2011
Statutory income tax rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(22)%	(13)%	(17)%

Effective income tax rate	3%	12%	8%

Significant components of deferred tax assets

	December 31,
	2010	2011
Property and equipment basis difference	18	14
Net operating loss carry-forwards	114	—

Total deferred tax assets	132	14

The provision for income taxes for the years ended December 31, 2009, 2010 and 2011 is as follows:

	For the Year Ended December 31,
	2009	2010	2011
Current income tax expense	191	2,368	4,553
Deferred income tax expense before valuation allowance	186	140	118

	377	2,508	4,671

As of December 31, 2011, the Company recorded a liability for uncertain tax provisions in accordance with ASC 740 that amounted to approximately USD229. The activity in the Company’s unrecognized tax benefits in 2009, 2010 and 2011 is summarized as follows:

Balances as of January 1, 2008	222
Exchange rate difference	15

Balance as of December 31, 2008	237
Exchange rate difference	1

Balance as of December 31, 2009	238
Exchange rate difference	7
Balance as of December 31, 2010	245
Reversal of accrual	(28)
Exchange rate difference	12

Balance as of December 31, 2011	229

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

The Company does not expect significant increases or decreases in unrecognized tax benefits within 12 months of December 31, 2011. The Company has not been subject to an examination by any major tax jurisdictions. The Company accrued interest and income tax penalties of USD148 and USD161 as of December 31, 2010, and 2011, respectively. No income taxes or income tax penalties were paid in any of the periods presented.

The aggregated amount and per ordinary share effect of the tax holiday are as follows:

	For the Year Ended December 31,
	2009	2010	2011
The aggregated dollar effect	(201)	(146)	(687)
Per ordinary share effect — basic	(0.00)	(0.00)	(0.00)
Per ordinary share effect — diluted	(0.00)	(0.00)	(0.00)

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

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

The Promissory Note carried interest at a non-compounded 8% per annum, had no maturity date and is convertible into the Company’s next round of preferred shares at the earliest of the following and at the conversion rate indicated:

a)	at the new round of equity financing with gross proceeds of at least USD10,000, provided that such financing is before May 31, 2007. Convertible at a per share price based on the higher of (1) USD25,000 valuation of the Company, or (2) 80% of the per share price of the share price issued under the new round of equity financing;

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

Series C Shares

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

In January 2007, the Company issued 30,008,554 Series C Convertible Redeemable Preferred Shares (“Series C Share”) for proceeds of USD10,000.

The above Series A Shares, Series B Shares and Series C Shares (collectively, “Preferred Shares”) were classified as mezzanine equity due to liquidation preferences and redemption rights that are outside the control of the Company.

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

Accumulated undeclared dividends consisted of the following:

	December 31,
	2009	2010	2011
Series A Shares	4,130	—	—
Series B Shares	1,344	—	—
Series C Shares	2,333	—	—

Total	7,807	—	—

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

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

Voting rights

Each Preferred Share carried the number of votes equal to the number of ordinary shares issuable upon conversion. The holders of Preferred Shares shall generally vote together with the ordinary shareholders except for certain events as described in the Company’s Articles of Association which requires the prior written approval of holders of at least a majority of the outstanding Preferred Shares.

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

Redemption rights

In the event of (i) gross misrepresentation or fraud on the part of the Founder or the Company, or (ii) the Company’s failure to achieve annual sales target of USD100,000 in any one of the Company’s financial years that end on or prior to December 31, 2009, at the option of a majority of Preferred Shares holders, the Company shall redeem all Preferred Shares at the original Preferred Share purchase price plus all unpaid cumulative dividends as of the date of redemption. The Preferred Shares were modified to remove the redemption right linked to the annual sales target (see Modification below)

Accretion

Starting on the respective issuance date of the Preferred Shares, the Company accreted the Preferred Shares’ initial carrying values to their redemption value at December 31, 2009, the earliest redemption date, based on the effective interest method. Upon the issuance of the Series C Shares in January 2007, the Company adjusted the accretion on Series A Shares and Series B Shares to reflect the adjustment of the cumulative dividend rate from 12% to 8%. In December 2008, accretion was discontinued due to the modification described below.

Modification

In December 2008, shareholders of Preferred Shares agreed to remove the redemption right linked to the annual sales target described above from the Preferred Shares agreement for no consideration. The Company concluded that the removal of the redemption right is a modification of the terms of Preferred Shares (the “Modification”), which to the extent there is a decrease in fair value would result in a transfer of wealth to ordinary shareholders, computed as the difference between the fair value of Preferred Shares immediately before and after the modification. The modification to remove the redemption feature reduced the fair value of Series B Shares and Series C Shares by USD3 and USD252, respectively. The differences were recorded as additions to additional paid-in capital in shareholders’ deficit and a reduction to the carrying values of the Series B Shares and the Series C Shares at the same time, to reflect a capital contribution from the Preferred Shareholders as a result of giving up the redemption rights. At the same time, the modification to remove the redemption feature did not result in significant changes to the fair value of the Series A Shares.

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

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

11. ORDINARY SHARES

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

In connection with the Series A financing, the Company’s Series A investor purchased 8,000,775 ordinary shares from the Company in March 2004 (Note 10). In November 2006, the Series A investor transferred such 8,000,775 ordinary shares to certain employees and the Company recorded compensation expense based on the fair value of the shares transferred to these employees.

In August 2006, the Company issued 6,105,982 ordinary shares to the founder for proceeds of USD1,000. In November 2006, the Company issued 3,327,760 ordinary shares to certain employees for proceeds of USD545. In connection with these issuances of ordinary shares, the Series A investor and these employees entered into agreements whereby the employees would borrow, either directly or indirectly, half of the purchase price of the ordinary shares from the Series A investor. Loans of USD773 were borrowed from the Series A investor on the date of the respective share issuances and were payable in five years (August 2011 and November 2011, respectively). Such loans were personally guaranteed by the founder and bore an interest rate of 3% per annum. The Company concluded that these loans were non-recourse in substance and therefore, the issuance of ordinary shares associated with loans from a principal shareholder were considered stock options granted to employees. However, as the Series A investor bears the collection risk of the loans and shares were immediately vested, the shares were considered exercised upon issuance.

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

From October 2011 to December 2011, the Company used USD12,835 and repurchased 1.57 million of its ADSs, see note 14 for details.

12. SHARE-BASED COMPENSATION

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

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

d)	On August 1, 2009, the Company granted options to certain employees of the Company to purchase 670,000 ordinary shares at an exercise price of USD0.5. These awards vest monthly over two to five years following the grant date.

All the options granted have a contractual term of 10 years.

The options that were granted prior to April 2008 carried a Qualified IPO performance and service condition that affect vesting, as defined in ASC 718. As of December 31, 2005, 2006 and 2007, the Company was not able to determine that it was probable that the performance condition would be satisfied until the completion of a Qualified IPO. Therefore, the Company did not recognize any share-based compensation expense of all these options for the years ended December 31, 2005, 2006 and 2007.

In April 2008, the Company amended the 2005 Scheme to remove the provision requiring a Qualified IPO for options to become exercisable leaving only a service condition. The Company concluded that this amendment met the definition of improbable-to-probable modification because it previously was not probable that the performance condition would be satisfied, and the modification caused it to become probable. Because the original performance condition was not probable on the modification date, the Company did not use the original grant-date fair value to measure compensation cost for the stock option grants in 2005, 2006 and 2007. As required by ASC 718, the Company calculated the fair value of the awards on the modification date. The weighted average fair value per option on the modification date of the stock option grants in 2005, 2006 and 2007 were USD0.2066, USD0.2318 and USD0.1728, respectively. The aggregate fair value of the vested awards of USD3,106 was recognized immediately on the modification date. The share-based compensation for unvested awards would be recognized over the remaining requisite service period on a straight line basis.

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

On January 18, 2010, the Company granted 108,107 RSUs to certain employees which will vest over a five year term. The grants carry both a Qualified IPO performance and service conditions that affect vesting. Upon the completion of a Qualified IPO, the Company recognised compensation expense for the grant date fair value of the vested awards utilizing the graded-vesting method. The grant date fair value of RSUs granted on January 18, 2010 was USD2.1531.

The RSUs are not entitled to voting or dividend rights until delivery of the ordinary shares.

The RSUs granted on November 2, 2009 and January 18, 2010 carried a Qualified IPO performance and service condition that affected vesting, as defined in ASC 718. As of December 31, 2009, the Company was not able to determine that it was probable that the performance condition would be satisfied until the completion of a Qualified IPO. Therefore, the Company did not recognize any share-based compensation expense on the RSUs for the year ended December 31, 2009.

On January 18, 2010, the Company cancelled 1,356,547 RSUs granted to certain employees on November 2, 2009 and concurrently granted Restricted Shares (the “RS”) with similar terms. The Company concluded that this amendment met the definition of an improbable-to-improbable modification because both the RSUs and RSs carry the same Qualified IPO performance and service conditions that affected vesting. The modification date incremental fair value was nil. Therefore, the Company has determined that there was no accounting for the RSs until the completion of a Qualified IPO, at which time the Company has begun to recognize the grant date fair value.

In May 2010, the Company cancelled 119,671 RSUs granted to certain employees on November 2, 2009 and 562,334 RSs granted to certain employees on January 18, 2010. Since both RSUs and RSs carried Qualified IPO performance condition that affected vesting, due to the fact that the Qualified IPO performance condition was not probable at the time of the grant and cancellation, the Company did not recognize any of the unrecognized compensation cost.

Upon the completion of the Company’s IPO in November 2010, the Company recognized USD 6,939 share-based compensation expense related to RSUs granted in November 2009 and January 2010 and RSs granted in January 2010 as these awards carried a Qualified IPO performance condition.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

On April 22, 2011, the Company granted 139,998 RSUs to three independent directors vesting over a 7 month term.

The Company has also made the following option grants under the 2009 Plan (“2011 option grant”):

a)	On April 20, 2011, the Company granted options to certain employees of the Company to purchase 1,194,984 ordinary shares at an exercise price of USD0.7. These awards vest quarterly over two to five years following the grant date.

b)	On July 6, 2011, the Company granted options to certain employees of the Company to purchase 1,879,885 ordinary shares at an exercise price of USD0.7. These awards vest quarterly over four years following the grant date.

All of the options granted in year ended 2011 only carry service conditions that affect vesting.

Stock Options to Employees

The following table summarized the stock option activity under the Company’s 2005 Scheme and 2009 Plan (in USD, except shares):

	Number of Shares	Weighted Average Exercise Price	Number of vested and exercisable options	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	29,349,010	0.1580	18,118,646	7.620	5,059,126

Granted	670,000	0.5000
Exercised	(12,899,062)	0.1392
Forfeited	(81,077)	0.2278

Outstanding at December 31, 2009	17,038,871	0.1854	9,013,027	6.945	33,527,957

Granted	—	—
Exercised	—	—
Forfeited	(54,000)	0.5000

Outstanding at December 31, 2010	16,984,871	0.1844	12,544,204	5.936	38,226,726

Granted	3,074,869	0.7000
Exercised	(1,962,906)	0.1310
Forfeited	(7,313)	0.7000

Outstanding at December 31, 2011	18,089,521	0.2776	14,003,243	5.788	27,931,425

The aggregated intrinsic value of the exercisable options at December 31, 2011 was USD22,784.

The weighted average fair value of options granted during the year ended December 31, 2009 and 2011 was USD1.4439 and USD 1.2671, respectively. No stock options were granted in 2010. The total fair value of stock options vested during the years ended December 31, 2009, 2010 and 2011 was USD842, USD898 and USD 1,323, respectively. The aggregate intrinsic value for stock options exercised during the years ended December 31, 2009, 2010 and 2011 was USD25,977, nil and USD3,319, respectively.

As of December 31, 2010 and 2011, the unrecognized compensation cost of USD1,331 and USD3,892, respectively, after adjustment for estimated forfeitures, was related to non-vested stock option awards granted to employees. Such unrecognized cost would be expected to be recognized over a weighted average period of 3.18 years and 2.74 years, respectively.

As of December 31, 2010 and 2011, weighted average exercise price of exercisable options is USD0.1618 and USD 0.1946, respectively.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

Under ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted in 2009 under the 2005 Scheme. Risk-free interest rates are based on the derived market yield of China Government international bond for the terms approximating the expected life of the award at the time of grant. The Company used ASC 718-10-S99 to determine the expected terms. Expected dividend yield is determined in view of the Company’s historical dividend as well as expected future payout rate. The Company estimated the expected volatility at the date of grant based on the average annualized standard deviation of the share price of comparable listed companies. The assumptions used to value share-based compensation awards for the years ended December 31, 2009, 2010 and 2011 are presented as follows:

2009 grants
Risk-free rate of return	4.02%
Expected term (years)	6.27
Expected volatility	53.32%
Dividend yield	—

There were no options granted to the consultant in 2009, 2010 and 2011.

Under ASC 718, the Company applied the binomial valuation model in determining the fair value of options granted in 2011 under the 2009 Plan as these options were granted in-the-money. The estimated value of options is determined based on the estimated value of the underlying ordinary shares, the exercise prices of the options, and the effect of the following assumptions using the binomial option pricing model:

2011 Grant
Risk-free interest rate (per annum) (1)	3.12%-3.43%
Exercise multiple (2)	2.5-2.8
Expected volatility (3)	47.86%-48.08%
Dividend yield (4)	—

(1)	The risk-free interest rate is based on the market yield of the US Treasuries with maturity period that equals to the contractual life of the Share Options.

(2)	The management estimates the options will be exercised when the spot price reaches 2.5-2.8 times of exercise price after becoming exercisable.

(3)	This refers to the expected volatility of the future share price. Since the transaction history of the Company was short, the expected price volatility was based on the historical price volatility of the shares of the comparable companies of RDA.

(4)	The Company has no history or expectation of paying dividends on its ordinary shares.

RSUs to Employees

The following table summarizes RSU activity:

	Number of Shares	Weighted Average Exercise Price	Number of vested and exercisable RSUs	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	—	—
Granted	7,260,134	0.01
Forfeited	(22,920)	0.01

Outstanding at December 31, 2009	7,237,214	0.01	—	9.58	15,510,073

Granted	108,107	0.01
Cancelled	(1,476,218)	0.01
Vested	(1,762,899)	0.01
Forfeited	(52,701)	0.01

Outstanding at December 31, 2010	4,053,503	0.01	1,762,899	8.58	9,829,745

Granted	139,998	0.01
Vested	(1,318,964)	0.01
Forfeited	(9,101)	0.01

Outstanding at December 31, 2011	2,865,436	0.01	3,081,863	7.58	5,191,215

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

The fair value of the RSUs was measured as the grant date fair value of the Company’s ordinary shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Expected dividend yield is nil for all RSUs.

The weighted average fair value of RSUs granted during the years ended December 31, 2009, 2010 and 2011 was USD 1.7714, USD2.1531 and USD 2.1883, respectively.

As of December 31, 2010 and 2011, the unrecognized compensation cost is USD3,745 and USD1,753, respectively, after adjustment for estimated forfeitures, was related to non-vested RSUs granted to employees.

RSs to Employees

The following table summarizes RSs activity:

	Number of Shares	Weighted Average Exercise Price	Number of vested and exercisable RSs	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	—	—
Granted	1,356,547	0.01
Cancelled	(562,334)	0.01
Vested	(225,027)	0.01

Outstanding at December 31, 2010	569,186	0.01	225,027	8.58	1,380,276

Vested	(158,843)	0.01

Outstanding at December 31, 2011	410,343	0.01	383,870	7.58	743,405

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

As of December 31, 2010 and 2011, the unrecognized compensation cost is USD530 and USD250, respectively.

13. RECOURSE LOANS

In December 2009, the Company provided loans in the aggregate of USD1,795 with full recourse to certain employees to exercise their vested stock options. These loans have terms of one year and carry 4% interest per annum. The Company concluded that these loans were full recourse in substance and therefore, recognized the stock option exercises. The Company accounted for these recourse loans and related interest receivable as a contra-equity item on the consolidated balance sheets.

These recourse loans with full recourse to certain employees to exercise their vested stock options were fully repaid by employees as of December 31, 2010.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

In October 2011, the Company provided loans in the aggregate of USD509 with full recourse to certain employees to facilitate the employee’s personal financial engagement. The employee pledges the right, title and interest in the ordinary shares of the Company that the employee owns to secure this loan principal. The loans have terms of five years. The Company accounted for these recourse loans as a contra-equity item on the consolidated balance sheets.

14. SHARE REPURCHASE PROGRAM

In August 2011, the Company’s Board approved a share buy-back of up to USD5,000 of its ADSs and in October 2011, the Company’s Board approved to increase its share repurchase program up to USD15,000. Under this share repurchase program, the Company spent an aggregate purchase consideration of USD12,835 and repurchased 1.57 million of its ADSs (9.46 million ordinary shares), which were treated as treasury stock by the Company.

15. EMPLOYEE BENEFITS

(i) Staff welfare benefit

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. In accordance with the relevant regulations, the Company’s PRC subsidiaries are required to accrue for these benefits based on certain percentages of the employees’ salaries with a certain cap and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued. There are no further commitments or liabilities from the Company to the PRC employees after the contribution. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees. Expenses associated with such benefits amounted to USD1,110, USD1,477 and USD2,075 for the years ended December 31, 2009, 2010 and 2011, respectively.

(ii) Paid leave carried forward

The Company provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward. As of years ended December 31, 2010 and 2011, the Company accrued liability for annual leave of USD195 and USD459, respectively.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

16. EARNINGS PER SHARE

Basic and diluted net income attributable to the Company’s ordinary shareholders per ordinary share for the years ended December 31, 2009, 2010 and 2011 is as follows:

	For the Year Ended December 31,
	2009	2010	2011
Numerator:
Net income for the year	11,306	19,132	51,630
Accretion/cumulative dividends for Preferred Shares	(2,030)	(1,741)	—
Amount allocated to participating preferred shareholders	(7,449)	(12,112)	—

Numerator for basic and diluted earnings per share	1,827	5,279	51,630
Denominator:
Weighted average ordinary shares outstanding for basic calculation	38,671,413	82,221,102	262,542,760
Dilutive effect of share-based awards	20,229,603	15,137,668	16,262,798

Denominator for diluted calculation	58,901,016	97,358,770	278,805,558

Basic earnings per ordinary share	0.05	0.06	0.20
Diluted earnings per ordinary share	0.03	0.05	0.19

The following ordinary equivalent shares were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an anti-dilutive effect:

	For the Year Ended December 31,
	2009	2010	2011
Preferred shares	157,629,642	—	—

17. RELATED PARTY TRANSACTIONS

The holder of the majority of the Company’s ordinary shares also holds a majority of the preferred shares of another two companies. During the years ended December 31, 2009, 2010 and 2011, the Company had the following transactions and balances with these two companies.

	For the Year Ended December 31,
	2009	2010	2011
Sales of products to a related party	316	1,143	706
Royalty fee charged to a related party	—	64	2,521
Purchase of materials on behalf of a related party	373	2,274	25,836
Commission fee to a related party	—	—	531
Fees charged for material purchases to a related party	18	124	1,298
Purchase of IP license from another related party	200	—	—

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

Balances with the above affiliates as of the periods indicated are as follows:

	December 31,
	2010	2011
Due from a related party	1,273	22,822
Deposit fee paid to a related party for IP acquisition (Note (4))	—	2,220

As of December 31, 2011, of the total USD22,822 receivables from this related party, USD5,952 had been due for more than 90 days.

Subsequent to December 31, 2011, the Company has collected USD9,500 out of the outstanding balance at year end. The Company has assessed the financial performance and repayment ability of that company and determined the collectability is reasonably assured, thus no provision has been provided.

18. COMMITMENTS AND CONTINGENCIES

Intellectual Property Indemnification

The Company has agreed to indemnify certain customers for claims made against the Company’s products, where such claims allege infringement of third party intellectual property rights, including, but not limited to, patents, registered trademarks, and/or copyrights. Under the aforementioned indemnification clauses, the Company may be obligated to defend the customer and pay for the damages awarded against the customer under an infringement claim, including paying for the customer’s attorneys’ fees and costs. The Company’s indemnification obligations generally do not expire after termination or expiration of the agreement containing the indemnification obligation. In certain cases, there are limits on and exceptions to the Company’s potential liability for indemnification. Although, historically, the Company has not made significant payments under these indemnification obligations, the Company cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. However, the maximum potential amount of any future payments that the Company could be required to make under these indemnification obligations could be significant. Currently, the Company is not aware of any such claims.

Purchase Commitments

The Company purchases wafers from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, the Company issues purchase orders to suppliers and contract manufacturers. The purchase commitments arising from these purchase orders are noncancelable. The Company records a liability for noncancelable purchase commitments for quantities in excess of its future demand forecasts consistent with the valuation of the Company’s excess and obsolete inventory. The Company recorded such liabilities amounting to USD1,559, nil and USD235 as of December 31, 2009, 2010 and 2011. As of December 31, 2010 and 2011, the Company had outstanding purchase orders in the amount of USD28,906 and USD47,004, respectively.

Legal Matters

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of USD, except number of shares and per share data)

The Company in the past received several claims that it may be infringing on the intellectual property rights of other parties. Should the Company elect to enter into license agreements with other parties or should the other parties resort to litigation, the Company may be obligated in the future to make payments or to compensate these third parties. As of December 31, 2011, there was no claim or litigation against the Company.

Operating Lease Commitments

The Company has entered into noncancelable rental agreements with property management for office premises. The minimum future lease payments under noncancelable operating leases as of December 31, 2010 and 2011 are as follows:

	December 31, 2010	December 31, 2011
2011	445	—
2012	212	1,344
2013	—	802
2014	—	215

	657	2,361

Rental expenses for the years ended December 31, 2009, 2010 and 2011 were USD386, USD500 and USD813, respectively.

Capital Commitments

As of December 31, 2010 and 2011, the Company had contracted for capital expenditures on equipment of approximately nil and USD23, respectively.

Other Commitments

The Company’s agreements with third parties for software license fees have the following future payments as of December 31, 2010 and 2011:

	December 31, 2010	December 31, 2011
2011	2,280	—
2012	925	16,594
2013	375	1,163

	3,580	17,757

19. SUBSEQUENT EVENTS

In March 2012, the Company has received the license from Trident (Note 6) and the Company has paid the remaining purchase amount of USD8,500 to Trident.

In March 2012, in accordance with an amendment to the term sheet for the potential IP acquisition as discussed in Note 4, the Company paid additional USD6,000 of the deposit fee with the total purchase price still being negotiated, and detail terms have not yet been finalised.

Together with the deposit fee of USD 2,220 the Company made as discussed in Note 4, the Company has made the total deposit fee of USD 8,220. While the Company has the right to recover the deposit fee and expects to do so in the event that the proposed acquisition is not completed, except in the case where the related party is prepared to carry out the transaction and the Company fails to do so, there is no assurance that the Company would be able to recover the deposit fee.