Form 20-F
period 2012-12-31
RDA Microelectronics, Inc.
filed 2013-03-15
CIK 1493637

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Lily Li Dong Tel: +86 (21) 5027-1108 E-mail: lily.dong@rdamicro.com Fax: +86 (21) 5027-1099 6/F, Building 4, 690 Bibo Road Pudong District, Shanghai 201203 The People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
American depositary shares	The NASDAQ Stock Market (The NASDAQ Global Select Market)
Ordinary shares, par value $0.01 per share	The NASDAQ Stock Market (The NASDAQ Global Select Market)*

*Not for trading, but only in connection with the listing on The NASDAQ Stock Market of the American depositary shares, each representing six ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 278,597,522 ordinary shares, par value $0.01 per share, as of December 31, 2012.

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

☐ Yes   ☐ No

INTRODUCTION	1
FORWARD-LOOKING STATEMENTS	1
PART I	2
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	2
ITEM 3. KEY INFORMATION	2
ITEM 4. INFORMATION ON THE COMPANY	21
ITEM 4A. UNRESOLVED STAFF COMMENTS	32
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	32
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	46
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	54
ITEM 8. FINANCIAL INFORMATION	55
ITEM 9. THE OFFER AND LISTING	55
ITEM 10. ADDITIONAL INFORMATION	56
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	63
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	63
PART II	65
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	65
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	65
ITEM 15. CONTROLS AND PROCEDURES	65
ITEM 16. [RESERVED]	66
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	66
ITEM 16B. CODE OF ETHICS	66
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	66
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	66
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	67
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	67
ITEM 16G. CORPORATE GOVERNANCE	67
ITEM 16H. MINE SAFETY DISCLOSURE	68
PART III	68
ITEM 17. FINANCIAL STATEMENTS	68
ITEM 18. FINANCIAL STATEMENTS	68
ITEM 19. EXHIBITS	68

Ex-2.3 Deposit Agreement among the Registrant, Citibank N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, dated as of November 9, 2010

EX-4.13 IP Block License and Development Agreement dated as December 29, 2011, between RDA Technologies Limited and Trident Microsystems (Far East) Ltd., as amended on December 30, 2011
EX-8.1 List of Subsidiaries
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
EX-15.2 Consent of Conyers Dill & Pearman (Cayman) Limited
EX-15.3 Consent of Independent Registered Public Accounting Firm

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                   “we,” “us,” “our company,” “our,” and “RDA” refer to RDA Microelectronics, Inc., a Cayman Islands company, and its consolidated subsidiaries;

•                   “RDA Hong Kong” refers to RDA Technologies Limited; “RDA Shanghai” refers to RDA Microelectronics (Shanghai) Co., Ltd.; “RDA Beijing” refers to RDA Microelectronics (Beijing) Co., Ltd.;

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

ITEM 2.                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                         KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2010, 2011 and 2012 and as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated financial data for the years ended December 31, 2008 and 2009 and as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements which are not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenue	$55,500	$118,373	$191,163	$288,862	$391,279
Cost of Revenue	(37,555)	(87,410)	(134,258)	(189,116)	(265,474)
Gross Profit	17,945	30,963	56,905	99,746	125,805
Operating Expenses:
Research and development expenses (1)(2)	(13,198)	(14,475)	(25,815)	(32,756)	(54,598)
Selling, general and administrative expenses (1)	(4,518)	(4,649)	(9,939)	(14,074)	(16,963)
Total operating expenses	(17,716)	(19,124)	(35,754)	(46,830)	(71,561)
Income from operations	229	11,839	21,151	52,916	54,244
Income before income tax expense	203	11,683	21,640	56,301	57,566
Income tax benefit (expense)	454	(377)	(2,508)	(4,671)	(4,662)
Net Income	$657	$11,306	$19,132	$51,630	$52,904
Accretion/deemed dividends on convertible redeemable preferred shares	(2,179)	(9,479)	(13,842)	—	—
Net income (loss) attributable to ordinary shareholders	$(1,522)	$1,827	$5,279	$51,630	$52,904
Weighted average number of ordinary shares used in per share calculations:
Basic	37,434,517	38,671,413	82,221,102	262,542,760	270,811,925
Diluted	37,434,517	58,901,016	97,358,770	278,805,558	284,430,507
Earnings (loss) per ordinary share (3)
Basic	$(0.04)	$0.05	$0.06	$0.20	$0.20
Diluted	$(0.04)	$0.03	$0.05	$0.19	$0.19
Earnings (loss) per ADS (3)
Basic	$(0.24)	$0.28	$0.39	$1.18	$1.17
Diluted	$(0.24)	$0.19	$0.33	$1.11	$1.12
Dividends per ordinary share	—	—	—	—	$0.20

Notes:

(1)                  Share-based compensation was allocated in operating expenses as follows (in thousands of US$):

Research and development	2,739	532	4,990	2,053	1,532
Selling, general and administrative	999	310	3,385	1,828	1,679

(2)                  Research and development expenses include amortization of newly acquired baseband and television intellectual property in the following amounts during the periods presented:

Research and development	—	—	—	—	7,275,

(3)                  Each ADS represents six ordinary shares

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,170	$24,638	$98,920	$66,178	$75,091
Short-term investments	—	1,318	11,401	76,009	42,377
Accounts receivable	4,894	4,603	22,715	43,415	31,722
Inventories	8,082	25,403	35,494	36,095	52,007
Intangible assets	—	—	—	—	54,908
Total assets	28,674	60,271	168,246	242,382	289,898
Accounts payable	7,609	20,183	20,524	32,543	45,063
Total liabilities	13,976	33,291	40,180	71,447	93,671
Convertible redeemable preferred shares:
Series A	12,880	12,880	—	—	—
Series B	6,281	6,281	—	—	—
Series C	11,157	11,157	—	—	—
Ordinary Shares	374	503	2,615	2,639	2,885
Retained earnings/(Accumulated deficit)	(19,042)	(7,736)	11,396	63,026	60,371
Total shareholders’ equity/(deficit)	(15,620)	(3,338)	128,066	170,935	196,227

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

The markets for semiconductors generally, and for wireless systems-on-chip and radio-frequency semiconductors in particular, are characterized by rapidly changing technology, evolving industry standards, rapid changes in customer requirements and frequent product introductions. We must continually design, develop and introduce new products with improved features in a cost-effective manner to be competitive, which requires us to devote substantial financial and other resources to research and development. Our research and development expense was $25.8 million in 2010, $32.8 million in 2011 and $54.6 million in 2012, representing 13.5%, 11.3% and 14.0% of our revenues during those three periods, respectively. If we do not continue to make substantial investments in research and development, we may not remain competitive. However, if our investments in research and development do not result in new products and enhancements that meet customer needs in a timely manner, or at all, our results of operations and financial condition may be materially adversely affected.

On March 22, 2012, we acquired the baseband intellectual property and business of Coolsand Technologies (Hong Kong) Limited, or Coolsand, a privately owned company also controlled by entities affiliated with Warburg Pincus. The consideration paid was $46 million, including cash, ordinary shares and offset of accounts receivable due. We hired most of Coolsand’s engineers and began to sell baseband products in April 2012. Baseband products represented a substantial part of our revenues for the year ended December 31, 2012, and we have invested significant time and effort into developing baseband products that we might otherwise have spent developing other products. The development of baseband products is complex and requires a substantial commitment of resources to meet increasingly demanding industry standard protocols. If we are unable to manage our transition into the baseband product market, our competitive position may be harmed and our future results will be negatively impacted.

Our current and future products may not achieve market acceptance or adequately address the changing needs of the market, and we may not be successful in developing and marketing new products or enhancements to our existing products on a timely and cost-effective basis. The introduction of products incorporating new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. For example, we have been developing new products for EDGE smartphones, and we plan to develop additional products for WCDMA, TD-SCDMA and LTE smartphones in order to address changes in consumer demand, but there is no assurance that we will be successful in developing these products or that these products will compete successfully in the marketplace. Furthermore, inventory is particularly susceptible to obsolescence in our industry due to the rapid pace of innovation. For example, in 2011 we completed our migration to 55 nanometer geometry process, which led to our writing down the unsold inventory of 130 and 110 nanometer products. In addition, if we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations will suffer.

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

If we cannot successfully develop new smartphone products, our total addressable market may shrink and our business and revenues will decline.

To date, the vast majority of our revenues have come from the sales of products for use in feature phone handsets. We are in the process of developing baseband products for the smartphone market, but we have not yet begun volume production, and we expect that we will continue to rely on feature phone products for a substantial part of our revenue for some time to come. Consumers in many markets have been gradually replacing their feature phones with smartphones, though the rate at which this transition occurs varies from market to market. If consumers abandon feature phones more quickly than we anticipate, we would have less time to develop smartphone products to compensate for the decline in the feature phone market. If we cannot successfully transition from feature phone products to smartphone products in a timely fashion, our total addressable market may shrink and our business and revenues will decline.

If we are not able to compete effectively, we may be unable to increase or maintain revenue and market share.

We may not be able to compete successfully against current or potential competitors. We compete with large semiconductor companies who offer a wide range of stand-alone and integrated semiconductor solutions in our markets and with companies that compete with us in one particular product or product family. Many of our current and potential competitors have longer operating histories and significantly greater financial, manufacturing, technical, marketing, sales and other resources than we do. This may allow them to respond more quickly than us to new or emerging technologies or changes in industry standards or customer requirements. Some of our competitors may have greater credibility with our existing and potential customers. In addition, some of our larger competitors may be able to provide greater incentives to customers through rebates and similar programs, which may make it difficult for us to gain or maintain market share. If we cannot compete effectively, we may be unable to increase or maintain revenue and market share.

As we enter new markets, we may face new competitors. Following our acquisition of Coolsand’s business, which primarily includes its baseband intellectual property, we entered the baseband market in April 2012. The baseband market is highly competitive, with some of the key competitors being very large and well-known multinational companies. Furthermore, baseband products are complex and present difficult challenges for development. The development of baseband products is complex and requires a substantial commitment of resources to meet increasingly demanding industry standard protocols. If we cannot compete effectively in this field, we may be unable to increase or maintain revenue and market share.

           Some of our competitors with multiple product lines bundle the sale of or integrate their products, which may allow them to price competing products more aggressively or increase their market share. Companies who compete with us in one product but do not have other competing product lines may even seek to deny us revenues from our products in those other product lines by bundling their competing product with products from unrelated third parties. Some of our competitors may design their products to make it more difficult for customers to use products from third parties such as us. We expect that semiconductors will become increasingly highly integrated, and if we cannot provide semiconductors that integrate the features or functions that our customers demand, we may be unable to compete effectively.

If our mobile handset customers fail to keep up with market standards, our business and results of operations may be materially and adversely affected.

The majority of our customers are China-based mobile handset manufacturers that sell their products in many different countries in the world. The mobile handset markets that our customers operate in are characterized by evolving wireless communication standards, changing end user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence and price erosion, intense competition, and wide fluctuations in product supply and demand. Our customers are subject to constant pressure to develop and upgrade their product offerings in response to updates in wireless communication standards in any country that they sell products to. Most of our mobile handset customers currently manufacture products for second-generation wireless communication standards. In recent years, many countries have been upgrading their wireless communication standards to third-generation or fourth-generation standards, which requires mobile handset manufacturers to adopt new technologies and more advanced technological know-how. Furthermore, smartphones with more functionalities and more advanced computing ability and connectivity are gaining popularity in some of the countries where our customers operate. We cannot assure you that our customers will be able to develop new products to meet updated standards or consumer preference for smartphones or whether their new products will be successful in the many markets where they sell such products. If any of our major handset customers is unsuccessful in its mobile handset sales, it may downsize or discontinue its mobile handset business, which in turn could materially and adversely affect the demand for our products, our business and result of operations.

Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have a material adverse effect on our inventory levels, sales and results of operations.

We typically sell products pursuant to purchase orders and do not have long-term purchase commitments. Customers generally expect our products to ship within days after they place an order. We have limited visibility as to the volume of our products that our customers will sell to their customers or carry in their inventory and cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face volatile pricing and unpredictable demand for their own products. We typically have to place orders with foundries eight or more weeks before we can receive the finished products, and we generally maintain four to five weeks of inventories. Our forecasts are based on multiple assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may order products that we may not be able to sell and be left with excess inventory, which would reduce our gross margins and adversely affect our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forgo revenue opportunities and potentially lose market share and damage our customer relationships.

The average selling prices of products in our markets have historically decreased rapidly and will likely continue to do so in the future, which could result in lower revenue and gross margins.

The products we develop and sell are subject to rapid declines in average selling prices over the life of the products. Competitors quickly introduce new products to compete with our products, and sometimes competitors will anticipate our entry into a market and start to lower the prices on their products before our entry. We have historically decreased the average selling prices of many of our products in order to meet market demand and under competitive pressures, and we expect that we will need to continue to reduce prices in the future to remain competitive. For example, the average selling price for our Bluetooth system-on-chip declined suddenly after a competitor aggressively cut the prices for its integrated baseband and Bluetooth product in the second half of 2009, which adversely affected our gross margin for 2009 and the first half of 2010, and this occurred again in the fourth quarter of 2011, adversely affecting our gross margin for 2011. Similarly, the average selling price for our analog mobile television receiver declined more rapidly than we had expected in 2010 as more companies introduced competing products and market acceptance was not as strong as expected. The average selling price for our 2G power amplifiers fell significantly in 2012 as competition increased. Because we do not operate our own manufacturing, testing, or packaging facilities, we may not be able to reduce our cost of goods sold as rapidly as companies that operate their own facilities, and our costs may increase, which would reduce our margins. Our financial results will suffer if we are unable to offset any future reductions in our average selling prices by increasing our unit sales volumes, reducing our per unit costs, or developing new or enhanced products on a timely basis with higher selling prices or gross profit. While gross profit may decline as a result of reductions in average selling prices, we may continue to incur research and development costs at higher or existing levels to develop new products. Such continued spending would have an adverse impact on our results of operations if our revenue does not continue to grow or our gross margins decline. We expect to continue to face price pressure on our products, and there is no assurance that our gross margins will not continue to decline in the future.

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

Our products comprise only a part of an electronic device. All components of these devices must uniformly comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business. Where standards are controlled by the government, as in the PRC, changes in those standards can be difficult to predict, and they may be implemented without much advance notice.

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

We sell many products with different functionalities, costs and sales prices. The mix of our products sold to customers in any particular period may affect the average selling price and average cost of our products, which could substantially impact our revenues and gross margins. Our gross margins may vary from quarter to quarter for a number of reasons, such as market conditions, customer demand, changes in our customer base, our product mix and the sales volume, average selling price and cost for each product sold. When we introduce new products and discontinue old ones, our mix of products can change substantially. For example, baseband products have already come to represent a substantial part of our revenue since we entered that market in April 2012. To the extent that any change in our product mix results in a decline in our gross margins, our ability to recover our fixed costs or investments associated with a particular product, and our overall business, results of operations and financial conditions, could be materially adversely affected.

We do not expect to sustain our recent rates of growth in revenue.

We have experienced significant growth in revenue in a short period of time. Our revenue increased from $55.5 million in 2008 to $118.4 million in 2009, $191.2 million in 2010, $288.9 million for 2011 and $391.3 million in 2012, percentage increases of 113%, 61.5%, 51.1% and 35.5%, respectively. Our rate of growth in revenue may continue to slow as our business grows larger and becomes more mature and we may not achieve similar rates of growth in revenue in future periods. You should not rely on our results of operations for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our results of operations could suffer and the trading price of our ADSs could decline. Although we have been profitable since 2009, we cannot assure you that our results of operations will not be adversely affected in any future period.

Our limited operating history may not serve as an adequate basis to assess our future prospects and results of operations.

We were founded in 2004 and we have been a public company since 2010. Our limited operating history makes the prediction of our future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. Our business model, technology and ability to achieve satisfactory financial results are unproven. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

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

Access to foundry capacity is critical to our business because we are a fabless semiconductor company. We depend on a number of independent foundries to manufacture our semiconductor wafers, including Semiconductor Manufacturing International Corporation (SMIC) in China, Taiwan Semiconductor Manufacturing Company Limited (TSMC) in Taiwan, IBM in the United States and GlobalFoundries in Singapore for our “complementary metal oxide semiconductor” (CMOS) products and WIN Semiconductors and Wavetek Microelectronics Corporation in Taiwan for our gallium arsenide products.

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

As we migrate to more advanced geometry processes and introduce innovative new products, it may become more difficult, at least initially, for us to secure foundry capacity to meet our needs. For example, we were unable to secure enough manufacturing capacity for our integrated passive device (IPD) power amplifier products in the fourth quarter of 2010 and the first quarter of 2011 because at that time there was only one foundry that could meet our needs for these products. This shortage in manufacturing capacity caused delays in the shipment of our products, and some of our customers cancelled their orders as a result.

The ability of foundries to provide us with semiconductor wafers is limited at any given time by their available capacity. We do not have a guaranteed level of manufacturing capacity with foundries and it is generally difficult to accurately forecast our capacity needs. We do not have a long-term agreement with foundries and we place our orders on a purchase order basis. As a result, if foundries raise their prices or are not able to meet our required capacity for various reasons, including natural disasters (such as tsunamis, flooding or earthquakes) or shortages or delays in shipment of semiconductor equipment or materials used by foundries to manufacture our semiconductors, or if our business relationship with any of the foundries we currently use deteriorates, we may not be able to obtain the required capacity from it and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all.

Qualifying new foundries, if such are available, exposes us to additional risks. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. It is possible that certain customers of the foundries we use may be larger than we are or may have long-term agreements with such foundries, and as a result they may receive preferential treatment from the foundries in terms of price, capacity allocation and payment terms. Reallocation of capacity by foundries to its other customers could impair our ability to secure the supply of semiconductors that we need, which could significantly delay our ability to ship our products, reduce our revenue, and damage our customer relationships. In addition, if we do not accurately forecast our capacity needs, foundries may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could adversely affect our business, results of operations or financial condition.

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

To reduce our cost of revenues and improve our gross margins, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to redesign some of our products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We completed migration from 110 nanometer to 55 nanometer geometry processes in 2011 and are in the process of developing 40 nanometer geometry processes now. Shifting to smaller geometry process technologies or new manufacturing processes may result in reduced manufacturing yields, delays in product deliveries and increased expenses, particularly higher mask and prototyping costs as well as additional expenditures for engineering design tools and related computer hardware.

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

We use a number of different independent vendors to carry out testing and packaging functions. We do not directly control our product delivery schedules or quality assurance and control. These independent vendors also test and package products for other companies, including our competitors. We do not have long-term agreements with independent testing and packaging vendors that guarantee us access to capacity. We typically procure services from our vendors on a per-order basis. Since we do not have long-term agreements with the independent testing and packaging vendors that we use, they may give priority to orders from other customers when demand for their service is high. If any of our vendors experiences capacity constraints or financial difficulties, raises its prices, suffers any damage to its facilities, is acquired and restructures its business or terminates its relationship with us, or if there is any other disruption of testing and packaging capacity, we may have to seek alternative services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new vendors. We currently estimate that it would take us three to six months to locate and qualify a new testing and packaging vendor. Because of the amount of time that it takes us to qualify third-party testing and packaging vendors, we could experience significant delays in product shipments if we are required to find alternative vendors for our products on short notice. In addition, we may be required to pay higher testing and packaging costs. Any problems that we may encounter with the delivery or quality of our products could damage our reputation, cause us to lose customers, and adversely affect our business and financial results.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees, especially Mr. Vincent Tai, our co-founder and chief executive officer, and Mr. Shuran Wei, our co-founder and chief technology officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we may not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us that contains non-compete provisions. However, if any dispute arises between our executive officers and us, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “— Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

As of February 28, 2013, entities affiliated with Warburg Pincus beneficially owned approximately 54.7% of our outstanding share capital. As a result, Warburg Pincus has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Warburg Pincus may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Highly complex products such as our wireless systems-on-chip and radio-frequency semiconductors and the related reference designs we provide to our customers may contain defects and errors when they are first introduced or as new versions are released. We have experienced these defects and errors from time to time in the past, and may again in the future. If any of these problems are not found until after we have commenced volume production of a new product, we may be required to incur additional development costs and product recall, repair and replacement costs. If any of our products sold to customers have reliability, quality, or compatibility problems, we may be unable to correct these problems in a manner satisfactory to our customers, if we are able to correct these problems at all. As our products become more complex, we face higher risk of undetected defects. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customers rejecting our products, damage to our reputation, lost revenue, diversion of development resources, write-down of unsold inventories and increases in customer service and support costs and other expenses. For example, due to a design defect, we had to write down inventory of our power amplifier products by approximately $3.2 million in 2011. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. In addition, defects in our existing or new products could result in significant support, repair or replacement costs, and divert the attention of our engineering personnel from our product development efforts.

Our gallium arsenide semiconductors may cease to be competitive with CMOS-based alternatives.

As a significant part of our product portfolio, we design and sell gallium arsenide semiconductor devices and components, principally power amplifiers and switches. The production of gallium arsenide semiconductors is more costly than the production of ones that use CMOS technology. Some of our competitors offer or are currently developing CMOS-based power amplifiers, as are we. CMOS-based semiconductor technologies are widely used process technologies for certain semiconductors and these technologies continue to improve in performance. If we do not continue to offer gallium arsenide products that provide sufficiently superior performance to justify the cost differential or succeed in developing CMOS-based alternatives, our results of operations may be materially and adversely affected. We expect the costs of producing gallium arsenide devices will continue to exceed the costs of producing their CMOS-based counterparts. We may not continue to identify products and markets that require performance attributes of gallium arsenide solutions.

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

In the ordinary course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights. We or our customers may be required to obtain licenses for such patents and if we need to license any such patents, we could be required to pay royalties on certain of our products. There can be no assurances that if we are required to obtain patent licenses to develop and sell our products, we will be able to obtain such patent licenses on commercially reasonable terms or at all, or that if our customers are required to obtain such patent licenses, our customers’ businesses will not be adversely affected. Our inability to obtain these patent licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects.

We have in the past received several claims that we have infringed on the intellectual property rights of other parties. In one case, we were forced to defend a lawsuit when we refused to settle one such claim. Although we prevailed on that occasion, we incurred legal fees and other expenses in defending ourselves, and we cannot assure you that we would prevail in any lawsuits that may be brought against us in the future or that such lawsuits may not be material.

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

We currently sell most of our products to customers through a small number of independent, non-exclusive distributors, which exposes us to substantial credit risk as well as to the risk of material disruption to our sales operations.

We currently sell most of our products to customers through a small number of independent, non-exclusive distributors, including Auctus Technologies Group Limited, Arrow Asia Pac Ltd. and China Achieve Limited. For the years ended December 31, 2010, 2011 and 2012, 90%, 90% and 92% of our total revenue were from sales through distributors. Our distributors maintain inventories of our products, provide storage, shipping, and other services to us, and provide payment terms to our customers. Sales to Auctus Technologies Group Limited accounted for 53%, 52% and 49% of our revenues in 2010, 2011 and 2012, respectively; and sales to Arrow Asia Pac Ltd. accounted for 15%, 14% and 13% of our revenues in 2010, 2011 and 2012, respectively. China Achieve Limited became our distributor in September 2010 and sales to China Achieve Limited accounted for 18% and 19% of our revenue in 2011 and 2012, respectively. As of December 31, 2012, we had $31.7 million of accounts receivable, of which 52% were due from Auctus Technologies Group Limited, 18% were due from China Achieve Limited and 16% were due from Arrow Asia Pac Ltd. As of December 31, 2012, we also had $52.0 million in inventory, of which $6.3 million was held by our distributors. Our agreements with our distributors are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. If any of our distributors were to default on its obligations and fail to pay our invoices or ship our products in a timely fashion, we may be unable to collect our accounts receivable, recover our inventory, or complete sales to the customers who had placed orders through that distributor, and we may find it difficult to replace that distributor. In the limited cases where we sell directly to our customers, we may also provide credit to them and face similar risks of their defaulting.

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

We derive almost all of our revenue from products that are used in consumer electronic devices, particularly mobile handsets. The consumer electronics market in general and the mobile handset market in particular are characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles, and significant price competition. A decrease in demand for consumer electronics, especially a decrease in demand for mobile handsets, will also decrease demand for our products, which will adversely affect our business and results of operations. If the demand for consumer electronics shifts away from mobile handsets towards new devices for which we do not yet offer products or for which we do not offer as many products, such as tablets or mobile television devices, demand for our products would also decrease and our revenues would be materially and adversely affected.

Our business benefits from certain tax incentives and government subsidies. Expiration or elimination of, or other adverse changes to, these tax incentives and subsidies could have a material adverse effect on our results of operations.

In 2010, RDA Hong Kong started to have substantial involvement in manufacturing arrangements in the PRC, and began to claim 50% of its profits as offshore sourced and excluded from profits subject to the 16.5% prevailing profits tax rate. We evaluated the business operations of RDA Hong Kong and determined that RDA Hong Kong should have technical grounds to apply for the 50:50 manufacturing offshore claim. In October 2011, RDA Hong Kong received an inquiry letter from the Hong Kong Inland Revenue Department requesting supporting documents for the 50:50 manufacturing offshore claim lodged for the year ended December 31, 2010. RDA Hong Kong is awaiting feedback from the Hong Kong Inland Revenue Department after submission of a reply in June 2012. If the Hong Kong Inland Revenue Department determines that RDA Hong Kong should not be eligible for the 50:50 manufacturing offshore claim, RDA Hong Kong would be subject to additional $2.4 million, $4.5 million and $4.4 million in tax liabilities for the years ended December 31, 2010, 2011 and 2012 respectively.

The PRC government has provided various tax incentives and subsidies to domestic companies in the semiconductor industry, including RDA Shanghai and RDA Beijing, in order to encourage development of the industry. RDA Shanghai and RDA Beijing currently benefit from tax incentives provided by the PRC tax authorities in the form of preferential tax treatment. See “Operating and Financial Review and Prospects — Taxation.” The PRC tax authorities could reduce or eliminate any or all of these tax incentives at any time in the future, which could in turn have a material adverse effect on our financial condition and results of operations. Our research and development expenses have been partially offset by government research subsidies we have received from the PRC government authorities. For the years ended December 31, 2010, 2011 and 2012, we recorded $0.5 million, nil and $1.8 million in government subsidies as a deduction to research and development expenses after all the conditions were met. As of December 31, 2010 and 2011, we recorded a deferred liability for cash subsidy received from the PRC government of approximately $1.5 million and $1.7 million, respectively, because the government had not completed its inspection of the research and development projects qualified for these subsidies at the end of the respective periods. (We recorded a deferred liability for cash subsidy received from the PRC government of nil in 2012.) There can be no assurances that we will receive any subsidies in the future.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a conflict involving Iran. There have also been concerns about the tensions in the relationship between China and Japan and about North Korea’s nuclear program. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2009, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to a failure to maintain effective controls over the period-end financial reporting process. Following the identification of the material weakness, we took steps to improve our internal control over financial reporting.

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

We adopted share incentive plans in August 2005 and November 2009 for the purpose of granting stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2005 plan, we were permitted to issue options to purchase up to 30,000,000 ordinary shares. As of February 28, 2013, we have granted options to purchase 29,883,933 of the ordinary shares reserved under the 2005 plan. Under the 2009 plan, we may issue restricted shares, restricted share units, or options to purchase up to 30,000,000 ordinary shares. As of February 28, 2013, we had granted 5,831,601 options, 6,148,986 restricted share units and 794,213 restricted shares under the 2009 plan. As a result of these grants and potential future grants under the plan, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. We account for compensation costs for all stock options based on the fair market value on the grant date and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation will reduce our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

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

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC should be considered a “resident enterprise” and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the enterprise income tax law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 sets out the standards and procedures for determining the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. This circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although this circular explicitly provides that the above standards shall apply only to enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, it is still uncertain whether such standards under this circular may also be relevant when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the PRC enterprise income tax law.

Most of our net income on an unconsolidated basis is earned by RDA Hong Kong, our Hong Kong subsidiary. If the PRC tax authorities determine that RDA Hong Kong or any of our other non-PRC entities is a PRC resident enterprise for PRC enterprise income tax purposes, then the income of those entities could be subject to PRC tax at a rate of 25%, which could materially reduce our net income.

Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to offshore entities that are treated as resident enterprises for PRC enterprise income tax purposes. Currently, dividend payments from our PRC subsidiaries to our Hong Kong subsidiary are subject to withholding tax at a preferential rate of 5% under the arrangement to avoid double taxation between Hong Kong and the central government of the PRC, while dividend payments are not subject to withholding tax in Hong Kong, the British Virgin Islands, or the Cayman Islands. If the PRC tax authorities determine that our Hong Kong subsidiary, our BVI subsidiaries, or our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, or if they determine that our Hong Kong subsidiary is not eligible for the preferential withholding tax rate, a higher rate of withholding tax may be assessed on our dividend payments, which could reduce the amount of dividends that we could pay to our shareholders, including the holders of our ADSs. Further, if we are classified as a PRC resident enterprise, dividends we pay to non-PRC resident shareholders will be subject to PRC withholding tax.

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

On February 15, 2012, SAFE promulgated the SAFE Circular on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participation in the Share Incentive Schemes of Overseas-Listed Companies, or Circular 7. Circular 7 supersedes a SAFE circular regarding share option plans issued in March 2007. Circular 7 also requires domestic employees who participate in stock incentive plans in overseas-listed companies, including employee stock holding plans, share option plans or similar plans, to register with the relevant local SAFE branch through a PRC agent. A PRC agent may be the domestic company involved in the stock incentive plan or a domestic institution that is qualified to engage in an assets custodian business and has been duly designated by that domestic company. We and our PRC employees who have been granted stock options, restricted share units and restricted shares will be subject to these regulations. Any failure of our PRC stock option holders, restricted share unit holders or restricted share holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Risks Relating to Our ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The closing trading prices of our ADSs ranged from $8.74 to $13.85 in 2012. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:

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

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these China-based companies after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted share-based awards.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC prevails in the proceedings, our independent registered public accounting firm and the other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the U.S. like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ Stock Market.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and with applicable professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in 2010 are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. As of February 28, 2013, we had 289,074,642 ordinary shares outstanding, of which 158,135,652 ordinary shares, or 54.7%, were held by Warburg Pincus entities. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder will have on the market price of our ADSs. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the market price of our ADSs could decline.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences for U.S. holders.

Depending upon the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. We do not believe we were a PFIC for the 2012 taxable year, but there can be no assurance that we will not be a PFIC for the current or any future taxable year, as PFIC status is tested each taxable year and depends on the composition of our assets and income and the value of our assets in such taxable year. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Considerations” and “ — Passive Foreign Investment Company Rules.”

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, and you are a U.S. taxpayer, you would generally be subject to increased taxes, characterization of a portion of any gain from the sale or exchange of our ADSs or ordinary shares as ordinary income, and other disadvantageous tax treatment with respect to our ADSs or ordinary shares. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Rules.”

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

As a Cayman Islands company listed on the NASDAQ Stock Market, we are subject to the NASDAQ Stock Market corporate governance listing standards. However, NASDAQ Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Stock Market corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and (if we chose to have one) our nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, while NASDAQ Stock Market rules require that an issuer listing common stock hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end, neither the Companies Law of the Cayman Islands nor our articles of association contains such a requirement, and we followed the practices of Cayman Islands with respect to this matter and did not hold an annual general meeting of shareholders in 2011, although we did hold an annual general meeting of shareholders on June 1, 2012. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Stock Market corporate governance listing standards applicable to U.S. domestic issuers. For example, NASDAQ Stock Market rules require shareholder approval in certain circumstances when an issuer increases its outstanding shares by 20% or more, but neither the Companies Law of the Cayman Islands nor our memorandum and articles of association contains a similar requirement, and if we chose to follow home country practice under such circumstances, our existing shareholders would not have an opportunity to vote to approve or disapprove of such an increase.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

ITEM 4.                          INFORMATION ON THE COMPANY

A. History and Development of the Company

RDA Microelectronics, Inc. is a Cayman Islands-incorporated holding company with subsidiaries in the British Virgin Islands, China and Hong Kong.

We were formed in 2004 with the incorporation of Himix Technologies Incorporated in the British Virgin Islands. This entity changed its name to RDA Microelectronics, Inc. two months later and adopted its current corporate name, RDA Microelectronics (BVI) Inc., in 2008.

In 2004, we established RDA Microelectronics (Shanghai) Co., Ltd., our first wholly-owned operating subsidiary in China, which we refer to as RDA Shanghai. In 2005, we established another wholly-owned operating subsidiary in China, RDA Microelectronics (Beijing) Co., Ltd., which we refer to as RDA Beijing. Both RDA Shanghai and RDA Beijing primarily engage in research and development.

In 2007, we established RDA Technologies Limited in Hong Kong. We refer to this entity as RDA Hong Kong. We currently sell the vast majority of our products through contractual arrangements between RDA Hong Kong and certain of the distributors that we currently use. RDA Hong Kong has been expanding its role to take on procurement, investment, strategic planning, and other functions, hire subcontractors on behalf of our company and hold intellectual property that we license and develop.

We incorporated RDA Microelectronics, Inc., a Cayman Islands company, in May 2008. In August 2008, all of the then-existing ordinary and preferred shareholders of RDA Microelectronics (BVI) Inc. exchanged their shares for an equivalent number of shares in equivalent classes of RDA Microelectronics, Inc., and RDA Microelectronics (BVI) Inc. became a wholly owned subsidiary of RDA Microelectronics, Inc.

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

B. Business Overview

We are a China-based fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency semiconductors for cellular, connectivity, and broadcast applications. We shipped our first product in 2005, and our diversified product portfolio currently includes baseband, radio-frequency front end modules, power amplifiers, transceivers, Bluetooth systems-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite downconverters. Since inception, we have been dedicated to meeting the specific needs of the manufacturers of wireless devices based in China. In particular, we seek to provide the high levels of product integration, rapid time-to-market and flexible design as well as the local sales service and engineer support valued by this customer base.

Our core competency is the design of highly integrated, high-performance radio-frequency and mixed-signal systems-on-chip. We have developed our core competency through a combination of technical know-how, system- and application-level knowledge and expertise in mixed-signal integrated circuits which convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Through internal development, licensing and acquisition, we have assembled an extensive library of radio-frequency, mixed-signal, and digital signal processing building blocks which enables us to develop our comprehensive system-level intellectual property. Our system-level intellectual property includes baseband, FM, Bluetooth, WiFi, GPS, analog mobile television, CMMB, DAB, and other radio-frequency components including 2G and 3G transceivers, DVB-T and DVB-S tuners, and power amplifiers. Our technology platform, comprising all the above, enables us to improve our design efficiency, increase the productivity of our engineers and develop new products quickly to meet customer requirements.

We initially focused on developing radio-frequency products for the wireless semiconductor market. Our radio-frequency product line has expanded over the years from power amplifiers to a broad range of technologies, including Bluetooth systems-on-chip. More recently, we have introduced a highly integrated combo chip containing FM, Bluetooth and WiFi capabilities and power amplifiers designed for the 3G market. In April 2012, we entered the baseband market with our acquisition of Coolsand’s baseband business and intellectual properties, and since then we have shipped over 100 million 2G baseband chips and we expect to sample our new EDGE baseband chip by the end of March 2013. According to IHS iSuppli, an independent market research company, we were the number one supplier of power amplifiers and Bluetooth systems-on-chip and the number two supplier of 2G baseband chips to Chinese manufacturers in terms of units shipped in the fourth quarter of 2012.

We currently have more than 1,100 customers, most of which are located in our primary market, China. Our customers include the top branded handset manufacturers in China, including Huawei, ZTE, Lenovo, China Wireless Technologies, and TCL, and the top design houses in China, including Tinno, Wingtech, Waterworld, Huaqin, and Longcheer. We have started to expand our customer base outside of China by selling TD-SCDMA transceivers, DVB-S tuners, GSM power amplifier switch modules, and EDGE transceivers to Samsung and DVB-S tuners to LG Innotek. Since our inception, over two billion RDA units have been incorporated into mobile handsets, set-top boxes, MP3 players and other wireless and consumer electronic devices and sold in China, Southeast Asia, India, the Middle East, Africa, Russia, and Latin America.

We recorded revenue of $191.2 million and net income of $19.1 million in 2010, revenue of $288.9 million and net income of $51.6 million in 2011 and revenue of $391.3 million and net income of $52.9 million in 2012. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Revenue” for a discussion of the seasonality of our revenues.

Products

We design, develop, and market wireless systems-on-chip and radio-frequency semiconductors for a broad range of cellular, connectivity, and broadcast applications in consumer electronics devices, principally in mobile handsets.

Cellular Products.

Our cellular products, including power amplifiers, switches, front end modules, transceivers and basebands for mobile handsets, comprise the basic platform for wireless voice, data or video transmission. The digital baseband performs digital processing on the signal, implementing the wireless modulation scheme and encoding and extracting voice signals in and out of the transmission protocol. The transceiver sits between the power amplifier and the baseband and plays an important role in transmission and reception quality. The power amplifier amplifies the radio signal from the transceiver and sends the output through the antenna, while the switch allows multi-band power amplifiers and multi-band receivers to share the same antenna. Front end modules integrate power amplifiers and switches. In 2012, we introduced our first GSM baseband product using technology that we acquired from Coolsand. As the baseband chip is the main chip in a cellular phone determining its key features and performance, offering baseband products is an important part of our strategy for addressing the higher level of integration that we expect in handsets and for increasing our total addressable market. Our single chip GSM baseband system-on-chip is the most integrated baseband system-on-chip available in the market. It integrates the baseband, quad-band radio-frequency transceiver, power management unit, Bluetooth, FM receiver, and class-K audio amplifier in a monolithic CMOS die using a 55 nanometer process. The product’s advanced integration also eliminates the need for the 32k crystal and SAW filter, while offering impressive connectivity for easy system scalability.

The following table shows our principal cellular products currently in production, in each case showing the first year when the product was introduced:

Cellular Products	Year
GSM power amplifier module	2007
GSM power amplifier module with high power output	2008
GSM/EDGE power amplifier module	2009
3G switch module	2009
Radio frequency switch	2009
GSM power amplifier and switch module (IPD)	2010
TD-SCDMA/GSM power amplifier module	2010
WCDMA power amplifier module	2011
SCDMA transceiver	2006
PHS transceiver	2007
GSM transceiver	2008
TD-SCDMA/GSM dual-mode transceiver	2009
TD-SCDMA transceiver	2010
EDGE transceiver	2010
TD-SCDMA/EDGE dual-mode transceiver	2011
TD-SCDMA power amplifier module	2011
TD-SCDMA front end module	2012
GSM baseband	2012
CDMA power amplifier	2012

Connectivity Products.

Connectivity products are products that enrich user experience by incorporating additional two-way communications features into mobile handsets and other devices. We produce highly integrated Bluetooth system-on-chip with radio transceiver and baseband processor that are compliant with Bluetooth 2.1 + EDR specification and provide an optimal solution for data and voice applications. Bluetooth functionality in a mobile device allows the user to connect to an earphone or a hands-free car speaker phone or to share files with other mobile devices. We have succeeded in integrating Bluetooth with an FM radio receiver as a system-on-chip. We launched a WiFi (11bg) + Bluetooth + FM system-on-chip for mobile handsets in 2011 that offers higher integration, improved power consumption, minimized board space and lower cost. Combining several proven wireless technologies onto a single silicon die allows the components to work simultaneously and independently, while consuming less power and improving battery life.

The following table shows our principal connectivity products currently in production, in each case showing the first year of volume production:

Connectivity Products	Year
Bluetooth system-on-chip for mobile handsets	2009
Bluetooth + FM system-on-chip for mobile handsets	2010
WiFi (11bg) + Bluetooth + FM system-on-chip for mobile handsets	2011
Walkie-talkie transceiver for family radio service applications	2009
Walkie-talkie transceiver for professional applications	2010
Bluetooth system-on-chip with microcontrol unit	2012

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

The following table shows our principal broadcast products currently in production, in each case showing the first year of volume production:

Broadcast Products	Year
FM radio receiver	2007
FM radio receiver with radio data system	2008
FM radio receiver and transmitter	2009
Analog mobile television receiver system-on-chip	2010
DVB-S satellite tuner	2007
DVB-S2 satellite tuner	2008
LNB satellite downconverter	2009
DVB-T tuner	2010
CMMB mobile television receiver	2011
Television tuner for portable DVD	2012
GPS low noise amplifier	2012

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

We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We completed CMOS products migration from 110 nanometer to 55 nanometer geometry processes in 2011 and are in the process of developing 40 nanometer geometry processes now.

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

Customers

We currently have more than 1,100 customers, most of which are located in China. We sell our products primarily to mobile handset design houses and manufacturers, set-top box design houses and manufacturers, and other consumer electronics manufacturers. Over two billion units of our products have been incorporated into mobile handsets, set-top boxes, MP3 players and other consumer electronic devices and sold to consumers in China, Southeast Asia, India, the Middle East, Africa, Russia, and Latin America. Our customers include the top 10 branded handset manufacturers in China, including ZTE, Huawei, Tianyu, and TCL, and the top design houses in China, including Longcheer, Huiye, Tinno and Wingtech. We have started to expand our customer base outside of China by selling TD-SCDMA transceivers, DVB-S tuners, GSM power amplifier switch modules, and Edge transceivers to Samsung and DVB-S tuners to LG Innotek. In addition, we expanded sales of our TD-SCDMA transceivers to global tier-one handset providers such as RIM, Motorola, HTC, ZTE and Huawei, which use our TD-SCDMA products in their smartphones for the China market.

We have a diversified customer base and none of our customers accounted for 10% or more of our revenue in 2010, 2011 or 2012. Our ten largest customers accounted for 32.0% for 2010, 33.3% for 2011 and 40.3% for 2012.

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

We currently sell most of our products to customers through a small number of independent, non-exclusive distributors, including Auctus Technologies Group Limited, Arrow Asia Pac Ltd. and China Achieve Limited. For the years ended December 31, 2010, 2011 and 2012, 90%, 90% and 92% of our total revenue were from sales through distributors. Our distributors maintain inventories of our products, provide storage, shipping, and other services to us, and provide payment terms to our customers. Sales to Auctus Technologies Group Limited accounted for 53%, 52% and 49% of our revenues in 2010, 2011 and 2012, respectively; and sales to Arrow Asia Pac Ltd. accounted for 15%, 14% and 13% of our revenues in 2010, 2011 and 2012, respectively. China Achieve Limited became our distributor in September 2010 and sales to China Achieve Limited accounted for 18% and 19% of our revenue in 2011 and 2012, respectively. We currently have a total of eight distributors and we add and drop distributors from time to time. While we issue invoices to our distributors and ship products to them, we do not consider them to be customers. Only in limited cases do we sell directly to our customers.

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

We decide what products will be available through our distributors, what prices the distributors pay for products, and what prices the customers pay for products. We bill the distributor at the time that the products are shipped to the distributor, and we require payment from distributors within 30 to 60 days. (For the small number of direct sales to customers, we require payment within 60 to 90 days.) Because the distributors may return any unsold products of ours for a full refund, we do not book revenue until the products are sold to customers and we treat products shipped to distributors as our inventory. We generally maintain four to five weeks of inventory for each product, some of which is held by our distributors.

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

Competition

As we target and supply products to multiple markets and applications, we face competition from a large number of firms. We compete with MediaTek in a number of products related to mobile handsets in China as well as with multinationals such as Qualcomm, Broadcom, Intel, and STMicroelectronics that offer a broad line-up of stand-alone and integrated semiconductor solutions. In addition, there are companies that we compete with in one particular product or product family, such as Spreadtrum in baseband, RF Micro Devices, Skyworks, Triquint, Avago and Murata in power amplifiers, switches and front end modules; NXP and Silicon Laboratories in FM radio receivers; Maxim and Zarlink in DVB-S tuners; Maxim, MaxLinear and NXP in DVB-T tuners; Newport Multimedia in analog mobile television receivers; Samsung and CSR plc in Bluetooth solutions; Marvell, Qualcomm Atheros, CSR plc and Texas Instruments in WiFi combo chips; and Newport Media, Innofidei, Maxscend, TelePath Technologies and Siano in CMMB television. As we enter new markets, we may face new competitors.

The markets for semiconductors generally, and for wireless systems-on-chip and radio-frequency semiconductors in particular, are intensely competitive. We anticipate that the market for our products will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent product introductions. This is particularly true with baseband technology, which is complex and requires diverse expertise in many different disciplines. We must continually design, develop and introduce new products with improved features to be competitive. We believe the principal competitive factors in our industry are:

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

Intellectual Property

Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality agreements. As of February 28, 2013, we have 73 patents issued by the State Intellectual Property Office of the PRC in the integrated circuit field and an additional 37 patent applications pending. There can be no assurance that patents will ever be issued with respect to these applications. We claim copyright protection for proprietary documentation for our products. We have registered the visual images of 16 integrated circuits with the State Intellectual Property Office of the PRC. We have also registered the “RDA” logo as a trademark in China. We rely in some circumstances on trade secrets to protect our technology.

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

We also entered into a non-exclusive license agreement with Silicon Labs in 2010, under which we license certain intellectual property that we believe to be material to our business relating to FM and AM/FM integrated circuits. We and Silicon Labs also released and discharged each other from any claims of patent infringement occurring on or prior to the effective date of the agreement, subject to compliance with the terms of the agreement. We have also promised not to assert any infringement claims against Silicon Labs or its customers during the term of this agreement, and we have agreed with Silicon Labs to negotiate in good faith to license to Silicon Labs the right to manufacture (or have manufactured) and to sell our satellite tuner integrated circuits. Neither we nor Silicon Labs can terminate this agreement without the express written agreement of the other party, except for cause. The original three-year term of the license has been extended now until May 2016.

On December 29, 2011, we signed an intellectual property license and development agreement with Trident Microsystems. Under this agreement, we paid $16.0 million in cash to secure a non-exclusive, worldwide, non-transferable license to develop, manufacture and sell derivative versions of the Trident SX5 Digital TV system-on-chip platform for a period of 10 years. We intend to use this intellectual property to develop products for the television and display markets.

On March 22, 2012, we acquired all of the baseband intellectual property of Coolsand Technologies (Hong Kong) Limited, or Coolsand, a privately owned company also controlled by Warburg Pincus entities. The consideration paid was $46 million, including cash, ordinary shares and offset of accounts receivable due. Handset functionalities are increasing rapidly and as a result the integrated circuits used in the handset require a higher level of integration. Connectivity functions such as Bluetooth and FM radio are being integrated into the baseband and standalone Bluetooth and FM radio products may eventually become redundant. We made the decision to acquire Coolsand’s baseband technology in part to enable us to cope with the higher level of integration that we expect and in part to allow us to enter the baseband market and thus increase our total addressable market.

Many participants in the semiconductor and electronics industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. As we grow in size and enter new markets and encounter new competitors, we may encounter such claims more frequently. We may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time. Any such litigation could materially adversely affect us. See “Risk Factors — Risks Related to Our Business — Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation expenses or licensing expenses or be prevented from selling certain of our products if these claims are successful.”

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

Wafer Fabrication.

We use industry-standard CMOS manufacturing process technology for our radio-frequency semiconductors and gallium arsenide technology for our power amplifier semiconductors. We use a number of different foundries to fabricate our semiconductor wafers, including Semiconductor Manufacturing International Corporation (SMIC) in China, Taiwan Semiconductor Manufacturing Company (TSMC) in Taiwan, IBM in the United States and GlobalFoundries in Singapore for our CMOS semiconductors and WIN Semiconductors and Wavetek Microelectronics Corporation in Taiwan for our gallium arsenide semiconductors. We completed migration from 110 nanometer to 55 nanometer geometry processes in 2011 and are in the process of developing 40 nanometer geometry processes now. The number of foundries worldwide that can meet our fabrication needs is limited, especially for gallium arsenide semiconductors and for our IPD front end modules.

Testing and Packaging.

Upon the completion of silicon processing at the foundry, we forward the finished silicon wafers to our third-party subcontractors for testing and packaging. We use a number of different subcontractors to carry out testing and packaging functions, including United Test and Assembly Center (UTAC), Suzhou ASEN Semiconductor Company Ltd (ASEN), Unisem, Sigurd Microelectronics, Carsem (m) Sdn Bld, Jiangsu Changjiang Electronics Technology, Nantong Fujitsu Microelectronics and Powertech Technology Inc. The market for outsourcing testing and packaging services is less concentrated than the market for foundry services, and we believe that we are not dependent upon any single subcontractor for our testing and packaging needs. We develop our own tests for our subcontractors to use in testing our products.

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

We do not have long-term agreements with foundries or with testing and packaging vendors. We typically have to place orders with foundries eight or more weeks before we can receive the finished products, and we generally maintain four to five weeks of inventories to accommodate anticipated demand. Meanwhile, we typically sell products pursuant to purchase orders and do not have long-term purchase commitments. See “Risk Factors — Risks Related to Our Business — Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have negative effects on our inventory levels, sales and operating results.”

Research and Development

We have 219 R&D engineers (140 of whom have advanced degrees) as of December 31, 2012, compared to 153 R&D engineers as of December 31, 2011 and 127 R&D engineers as of December 31, 2010. We generally recruit directly from universities, typically graduates with advanced degrees, because we find that skills developed with other semiconductor designers are not necessarily transferable to our business. In many cases, the R&D engineers who originally developed a product are also directly involved in supporting the customers who use it.

Our Shanghai operating subsidiary, RDA Microelectronics (Shanghai), Inc., has been certified in conformity with the ISO 9001:2008 standard in its research and development of wireless communication circuitry.

We incurred research and development expenses of $25.8 million, $32.8 million and $54.6 million in 2010, 2011 and 2012, representing 13.5%, 11.3% and 14.0% of our revenues in those years, respectively.

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

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

China has had preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning integrated circuit design enterprises since 2000. On January 28, 2011, the State Council promulgated a notice regarding measures to encourage the development of the software and integrated circuit industry which, among other things, further stipulates and/or restates encouragement policies in respect of the integrated circuit design industry. To facilitate the implementation of this notice, the Treasury Department and the State Administration of Taxation promulgated a circular on April 20, 2012 to further specify or restate the policy of preferential treatment and set forth the qualifications for eligible integrated circuit companies.

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

In addition, according to the circular promulgated by the Treasury Department and the State Administration of Taxation on April 20, 2012, integrated circuit design enterprises which began to qualify for preferential industrial policies after January 1, 2011 must also satisfy certain additional requirements.

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

Enterprise Income Tax. An accredited integrated circuit design enterprise is entitled to take advantage of the preferential policies for enterprise income tax. Before December 31, 2017, from the year in which an eligible integrated circuit design enterprise first has positive accumulated earnings, it is exempted from enterprise income tax for two years and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years. In addition, a qualified high-technology company may benefit from a preferential tax rate of 15% as a “high and new technology enterprise” if it owns its core intellectual properties and belongs to one of the enumerated industries. However, an enterprise may not simultaneously enjoy both the 50% reduction and the 15% preferential tax rate. RDA Beijing and RDA Shanghai have each qualified as a “high and new technology enterprise,” and in 2011, RDA Shanghai successfully renewed its qualification as a “high and new technology enterprise” for three years.

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

Business Tax and Value-added Tax. Revenues generated from services provided by enterprises, including from technical, consulting and other services, are generally subject to 5% PRC business tax. However, revenue from technical services related to technology development and transfer can be exempted from business tax, subject to government approval. RDA Beijing and RDA Shanghai have been successful in obtaining exemptions from business tax on services revenue in the past. Since January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities, including Shanghai and Beijing, to levy a 6% value-added tax on revenues generated from certain kinds of services in lieu of the 5% business tax. RDA Shanghai and RDA Beijing were previously subject to the business tax and are now subject to the value-added tax. However, since RDA Shanghai and RDA Beijing provide R&D services, the revenue generated therefrom can be exempted from value-added tax, subject to government approval on a case-by-case basis.

Intellectual Property Protection for Semiconductors

China has laws relating to intellectual property rights, including the Patent Law, the Copyright Law and the Trademark Law. China is also a signatory to the main international conventions on intellectual property rights, including the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization and the Washington Treaty on Intellectual Property in Respect of Integrated Circuits, and China became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality procedures. As of February 28, 2013, we have 73 patents issued by the State Intellectual Property Office of the PRC in the integrated circuit field and an additional 37 patents application pending.

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

As of February 28, 2013, we have registered the visual images of 16 integrated circuits with the State Intellectual Property Office of the PRC.

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

On February 15, 2012, SAFE promulgated the SAFE Circular on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participation in the Share Incentive Schemes of Overseas-Listed Companies, or Circular 7. Circular 7 supersedes a SAFE circular regarding share option plans issued in March 2007. Circular 7 also requires domestic employees who participate in stock incentive plans in overseas-listed companies, including employee stock holding plans, share option plans or similar plans, to register with the relevant local SAFE branch through a PRC agent. A PRC agent may be the domestic company involved in the stock incentive plan or a domestic institution that is qualified to engage in an assets custodian business and has been duly designated by that domestic company. We and our PRC employees who have been granted stock options, restricted share units and restricted shares are subject to these regulations.

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

See footnote 5 to our financial statements for further information about our property and equipment.

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

A. Operating Results

Overview

We are a China-based fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency semiconductors for a broad range of cellular, connectivity, and broadcast applications. Our core competency is the design of highly integrated, high-performance radio-frequency and mixed-signal wireless systems-on-chip, such as cellular baseband, WiFi, Bluetooth, FM three-in-one combo chips, power amplifiers, FM radio receivers and DVB-S satellite tuners.

We were founded in 2004 and began shipping SCDMA transceivers and power amplifiers in 2005. We expanded our product portfolio to include GSM power amplifiers, FM radio receivers, and DVB-S satellite tuners, Bluetooth system-on-chip, switches, and walkie-talkie transceivers between 2007 and 2010. We currently sell over 30 products for cellular, connectivity, and broadcast applications. In 2012, we generated most of our revenue from basebands, power amplifiers, Bluetooth systems-on-chip and FM radio receivers. Cellular products contributed the majority of our revenue through 2007, after which our revenue diversified as we introduced more broadcast and connectivity products to our product portfolio. With our introduction of baseband products, however, cellular products contributed the majority of our revenue once again in 2012.

In 2012, we introduced a WCDMA four-transmit-mode power amplifier module and ramped up production of our GPS low noise amplifier application for smartphones, our single-chip GSM baseband system-on-chip, our integrated Bluetooth system-on-chip with microcontrol unit for non-handset applications, our multi-mode front end module for GSM, Edge and TD-SCDMA handsets and a lower-cost version of our IPD GSM power amplifier and switch module. Our single chip GSM baseband system-on-chip is the most integrated baseband system-on-chip available in the market. It integrates the baseband, quad-band radio-frequency transceiver, power management unit, Bluetooth, FM receiver, and class-K audio amplifier in a monolithic CMOS die using a 55 nanometer process. The product’s advanced integration also eliminates the need for the 32k crystal and SAW filter, while offering impressive connectivity for easy system scalability.

We are also migrating to smaller geometry process technologies to reduce our costs. We have completed migration from 110 nanometer to 55 nanometer geometry processes in 2011 and are in the process of developing 40 nanometer geometry processes now. We expect successful implementation of these plans to help reduce our costs and improve our gross margin.

We have grown rapidly since our inception. Our revenue increased from $1.2 million in 2005 to $391.3 million in 2012, and we also recorded a net income of $52.9 million in 2012, as compared to a net loss of $6.0 million in 2005.

We currently have more than 1,100 customers, most of which are located in China. We anticipate that most of our revenue will continue to be derived from sales to our customers in China. However, a significant number of mobile handsets, set-top-boxes, and other products designed and manufactured by our customers and incorporating our products are sold outside China, principally in emerging markets. We have a diversified customer base and none of our customers accounted for 10% or more of our revenue in 2010, 2011 or 2012. Our ten largest customers accounted for 32.0% for 2010, 33.3% for 2011 and 40.3% for 2012. We currently sell most of our products to customers through a small number of independent, non-exclusive distributors.

Factors Affecting Our Results of Operations

End User Demand

Most of our products are incorporated in mobile devices (such as handsets, MP3 players, walkie-talkie transceivers and tablets) and set-top boxes. As a result, the demand for our products is driven by demand for the products in which they are incorporated. The global market for mobile handsets and other mobile devices is driven by the degree to which the number of end users grows and existing end users replace and upgrade their mobile devices. The market for set-top boxes is driven primarily by cost and new standards and is also affected by government policy. The replacement market for mobile devices is driven by the introduction of new standards (such as 3G) or new devices (such as smartphones) that are attractive to end users in terms of design, features, aesthetics, and functions. The increasing number of end users for mobile handsets, particularly in emerging markets, is driven primarily by lower priced tariffs, lower cost mobile devices, new features, and promotional activities undertaken by the operators.

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

Cost Reductions

We have been able to reduce the average per unit costs for our products primarily by redesigning our products to achieve smaller die sizes, which reduces material costs. We have been working to migrate our process technology to increasingly smaller sizes in order to improve our cost competitiveness. We began production of 110 nanometer designs in May 2010 and we have developed Bluetooth, FM, CMMB, WiFi + Bluetooth + FM combo and analog television using 55 nanometer designs in 2011. We are in the process of developing 40 nanometer geometry processes now. Integration also helps us reduce material costs. Our GSM baseband product integrates a quad-band radio-frequency transceiver, power management unit, Bluetooth, FM receiver, and class-K audio amplifier in a single-chip design that significantly reduces costs as compared to multiple separate chips.

Our integrated passive device (IPD) technology has allowed us to reduce costs on certain front end module designs. We have also negotiated more favorable pricing with the foundries and the testing and packaging vendors we have used as the scale of our business has grown and we have achieved higher unit volumes. We have worked with foundries to reduce our costs by improving manufacturing yields. In general, new products tend to have higher unit cost due to the initially low production volumes required by our customers and initially low manufacturing yields. As we ramp up our production volumes, unit production costs tend to decrease. The cost of wafer fabrication and testing and packaging services, which are significant components of our cost of revenue, vary cyclically with overall demand for semiconductors and our suppliers’ available capacity for such products and services.

Description of Certain Line Items

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

Research and Development Expenses

Research and development expenses consist primarily of salaries, bonuses, benefits, and share-based compensation for research and development personnel; wafer, packaging and test costs for products under development; tape out expenses for designing and drawing of new products; computer-aided design software licenses and intellectual property license costs; depreciation of lab testing equipment; and allocated office space cost. All these cost are expensed as incurred. Licenses purchased to support our ongoing research and development activities are capitalized only when related to products that have achieved technological feasibility or have an alternative future use, in which case they are capitalized as intangible assets and are amortized over their estimated useful lives. Research and development activities include the design of new products and software, refinement of existing products, and design of test methodologies to ensure compliance with required specifications. All research and development costs are expensed as incurred.

We expect that our total research and development expenses will increase as we continue to develop new products and migrate to more advanced geometry processes. Research and development expenses may fluctuate from period to period due to the timing of certain items related to new product development initiatives, such as engineering mask and wafer costs. We expect our research and development expenses to increase as we acquire more intellectual property for our technology platform.

Selling, General, and Administrative Expenses

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

Hong Kong. Prior to 2010, RDA Hong Kong was a trading entity whose profits were fully subject to profits tax at the prevailing rate of 16.5%. In 2010, RDA Hong Kong started to have substantial involvement in manufacturing arrangements in the PRC and began to claim 50% of its profits as offshore sourced and excluded from profits subject to the 16.5% prevailing profits tax under Hong Kong law. This tax filing basis is being reviewed by the Hong Kong Inland Revenue Department and is subject to its agreement. See “Risk Factors—Risks Related to Our Business—Our business benefits from certain tax incentives and government subsidies. Expiration or elimination of, or other adverse changes to, these tax incentives and subsidies could have a material adverse effect on our results of operations.”

PRC. The PRC enterprise income tax law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

RDA Shanghai received preferential tax treatment from its local government and, as an accredited integrated circuit design enterprise, from the PRC national government as well. Taken together, the result was to reduce its income tax rate to 9% in 2008 and 10% in 2009. RDA Shanghai has qualified as a “high and new technology enterprise” and was subject to income tax at a preferential rate of 15% in 2010. In 2011, RDA Shanghai completed the renewal of this qualification for the three years from 2011 though 2013. See “PRC Regulation — Regulations and Policies that Encourage the Development of Semiconductor Design Companies — Preferential Taxation Policies.”

As an accredited integrated circuit design enterprise, RDA Beijing was exempt from income tax in 2008 and 2009. RDA Beijing was subject to income tax at a preferential rate of 12.5% in 2010, 2011 and 2012, and will be subject to income tax at a preferential rate of 15% in 2013. RDA Beijing has qualified as a “high and new technology enterprise” but has not applied for preferential treatment since its current tax treatment is more favorable.

Revenues generated from services provided by enterprises, including from technical, consulting and other services, are generally subject to a 5% PRC business tax. However, revenue from technical services related to technology development and transfer can be exempted from business tax, subject to government approval. RDA Beijing and RDA Shanghai have been successful in obtaining exemptions from business tax on services revenue in the past. Beginning from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities, including Shanghai and Beijing, to levy a 6% value-added tax on revenues generated from certain kinds of services in lieu of the 5% business tax. RDA Shanghai and RDA Beijing were previously subject to the business tax and are now subject to the value-added tax. However, since RDA Shanghai and RDA Beijing provide R&D services, the revenue generated therefrom can be exempted from value-added tax, subject to government approval on a case-by-case basis.

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

Revenue Recognition

In accordance with ASC 605, “Revenue Recognition,” we recognize revenue when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured.

We sell the majority of our products through distributors under arrangements allowing for price protection and product return. If we decrease the price of any products, a distributor will receive a credit to adjust the inventory held by the distributor to the new decreased price. In addition, if the price to the customer was lower than the price paid to us by the distributor, the distributor will receive a credit for the difference. The master agreements with distributors do not restrict the amount or time period of price protection on unsold products. We may be required to grant price discounts below the cost of a product if the market price for such product declines significantly. Through December 31, 2011 and 2012, we have not experienced such a price decline that would reduce selling price below cost. The amount and time period of return rights vary by distributor, but generally, distributors have the right to return unsold products. Due to rapid changes in technology, consumer preferences and prices, we cannot reliably estimate our returns or price adjustments. Accordingly, we do not recognize revenue until the products are sold to the customers by the distributors and the above criteria are met. The related products held by distributors are included in our inventory balance at lower of cost or market price. We record product shipping costs in cost of sales. Our distribution agreements are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. In the event of termination, we are required to repurchase unsold inventory from the distributor, and if the distributor terminates without cause, the repurchase price will be reduced by a 5% handling charge.

We also provide cash rebates directly to certain selected customers where we agreed to reimburse these customers to the extent that the purchase price they paid to the distributors or to us exceeds the price that we agreed directly with them. The amount of cash rebate is recorded as a reduction of revenue. The revenue is recognized when all of the above criteria are met.

We do not accept product returns from customers except for returns subject to warranty. We accrue for warranty costs based on our historical experience.

Business Combination

U.S. GAAP requires that all business combinations be accounted for under the purchase method. In accordance with ASC 805, “Business combinations,” the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, and the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

Long-Lived Assets

Intangible assets consists of software licenses and technologies that we purchased or acquired through business acquisition. Purchased intangible assets are stated at cost, net of accumulated amortization, and are amortized using the straight-line method over their estimated useful lives. Our research and development expenses for the year ended December 31, 2012 included $5.8 million for the amortization of newly acquired baseband technologies and $1.5 million for the amortization of digital TV intellectual property.

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets.

Impairment of Long-lived Assets

In accordance with ASC 350, “Intangibles — Goodwill and Others,” we review the carrying value of goodwill for possible impairment on an annual basis, or more frequently when events or changes in circumstances indicate that it might be impaired. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value of the reporting unit to the net book value of the reporting unit. In determining fair value, several valuation methodologies are allowed, although quoted market prices are the best evidence of fair value. If the results of the first step demonstrate that the net book value is greater than the fair value, we shall proceed to step two of the analysis. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. We test goodwill for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if events occur that would indicate that the carrying value of goodwill may be impaired.

For the impairment testing for long-lived assets other than goodwill, we apply ASC 360, “Property, Plant and Equipment”, in accordance with which we review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to be received from use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying amount of the assets,we recognize an impairment loss equal to the excess of the carrying value over the fair value of the assets.

No impairment of long-lived assets was recorded for the periods presented and the fair value of the reporting unit is substantially in excess of the carrying value of the goodwill for the 2012 annual goodwill impairment test.

Share-Based Compensation

We have adopted ASC 718, “Stock Compensation,” which requires all grants of share-based awards, including restricted share units, restricted shares and stock options, to be recognized in the financial statements based on their grant date fair values.

We have made the following stock option and restricted share unit grants since January 1, 2012:

Grant Date	Grant Type	Number of Stock Options and Restricted Share Units Granted	Fair Value of Each Stock Option and Restricted Share Unit
May 9, 2012	Stock options	2,794,420	$1.2383
May 9, 2012	Restricted share units	78,504	$1.7833
May 11, 2012	Restricted share units	38,461	$1.8200

The fair value of the restricted share units was measured as the grant date fair value of our ordinary shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Expected dividend yield is determined in view of our dividend history as well as expected future payout rate. Expected dividend yield is nil for all restricted share units.

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

We had 14,617,920 stock options outstanding as of December 31, 2012. The aggregate intrinsic value of all our stock options outstanding as of December 31, 2012 was $20,489,414 based on a price of $1.79 per ordinary share or $10.74 per ADS.

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

After our IPO, we granted options under the 2009 plan on April 20, 2011, July 6, 2011 and May 9, 2012. Under ASC 718, we applied the binomial valuation model in determining the fair value of these options, as these options were granted in-the-money. The estimated value of options is determined based on the market price of the underlying ordinary shares, the exercise prices of the options and the following assumptions, using the binomial option pricing model:

	2011 Grants	2012 Grants
Risk-free interest rate (per annum) (1)	3.12%–3.43%	1.870%
Exercise multiple (2)	2.5–2.8	2.5
Expected volatility (3)	47.86%–48.08%	44.70%
Dividend yield (4)	—	—

(1)                  The risk-free interest rate is based on the market yield of U.S. treasuries with a maturity period that coincides with the contractual life of the share options.

(2)                  Once the options have become exercisable, we estimate that they will be exercised when the spot price reaches the indicated multiple of the exercise price.

(3)                  This refers to the expected volatility of the future share price. Since our transaction history was short, we based the expected price volatility on the historical price volatility of the shares of the comparable companies.

(4)                  We have no expectation of paying dividends on our ordinary shares, and no history of paying dividends on our ordinary shares other than a special one-time cash dividend of $0.20 per ordinary share, or $1.20 per ADS, paid on October 18, 2012 to shareholders of record as of the close of business on October 1, 2012.

Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost is comprised of direct material costs and, where applicable, shipping and handling and overhead incurred in bringing the inventories to their present location and condition. Inventory write-downs include write-downs for obsolete and excess inventory based on our forecasts of demand over specific future time periods and write-downs to value inventory at the lower of cost or market which rely on forecasts of average selling prices in future periods. If economic, competitive, or other factors cause market conditions to be less favorable than those we have projected, additional inventory write-downs may be required, which could have a material adverse effect on our future results of operations. We wrote down $3.1 million of inventory in 2010, which included $2.3 million due to excess and quality issues with certain power amplifiers, $0.5 million due to low yield and quality issues with an analog mobile television receiver and $0.3 million related to other products. We wrote down $11.0 million of inventory in 2011, which primarily included $3.2 million due to the migration to 55nm process and $3.2 million due to design defects in certain power amplifiers. We wrote down $7.2 million of inventory in 2012, which included $3.9 million due to excess inventory and quality issues with certain power amplifiers. Accordingly, as of December 31, 2010, 2011 and 2012, $4.6 million, $8.5 million and $8.1 million, respectively, of our inventory had been written down to a zero balance.

We use a number of foundries to fabricate our semiconductor wafers and use several testing and packaging vendors. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, we issue purchase orders to our suppliers and contract manufacturers. The purchase commitments arising from these purchase orders are non-cancelable. We record a liability for non-cancelable purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of the excess and obsolete inventory. We recorded no such liabilities as of December 31, 2010, $0.2 million of such liabilities as of December 31, 2011 and $0.1 million of such liabilities as of December 31, 2012.

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

	For the Year Ended December 31
	2010	2011	2012
	(as a percentage of revenue)
Summary
Consolidated Statement of Operations Data:
Revenue	100.0	100.0	100.0
Cost of revenue	(70.2)	(65.5)	(67.8)
Gross profit	29.8	34.5	32.2
Operating expenses:
Research and development expenses	(13.5)	(11.3)	(14.0)
Selling, general and administrative expenses	(5.2)	(4.9)	(4.3)
Total operating expenses	(18.7)	(16.2)	(18.3)
Income from operations	11.1	18.3	13.9
Income before income tax expense	11.3	19.5	14.7
Income tax expense	(1.3)	(1.6)	(1.2)
Net income	10.0	17.9	13.5
Share-based compensation was allocated in operating expenses as follows:
Research and development	(2.6)	(0.7)	(0.4)
Selling, general and administrative	(1.8)	(0.6)	(0.4)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue. Our revenue increased by 35.5% from $288.9 million for the year ended December 31, 2011 to $391.3 million for the year ended December 31, 2012. The increase in revenue was due to a 24.1% increase in unit volume as well as a 9.2% increase in average selling price. The increase in unit volume was driven by the addition of baseband revenue from April 2012 as a result of our acquisition of Coolsand’s business, which primarily includes its baseband intellectual property, as well as strong growth of our power amplifier and switch module. Our average selling price increased primarily due to the addition of baseband products, which have a higher average selling price than our other product lines, to our product mix, partially offset by faster than expected 2G power amplifier price erosion due to competition.

Cost of Revenue. Our cost of revenue increased by 40.4% from $189.1 million in 2011 to $265.5 million in 2012. This increase was due primarily to the increase in unit volume and to a lesser degree to an increase in average unit cost. Average unit cost rose primarily due to the higher unit cost of our new baseband products, partially offset by cost reduction efforts across all key products such as power amplifier and switch module, bluetooth, FM tuner, LNB satellite downconverter and analog mobile television products.

Gross Margin. Our gross margin decreased from 34.5% in 2011 to 32.2% in 2012. The decrease of margin was primarily due to the lower gross margin on the first generation of our baseband products, which we introduced in April 2012, although this was partially offset by the higher gross margin enjoyed by the second generation of our baseband products, which we introduced in August 2012. The decrease of margin in 2012 was also due to faster than expected 2G power amplifier price erosion due to competition.

Research and Development Expenses. Our research and development expenses increased by 66.7% from $32.8 million in 2011 to $54.6 million in 2012 and increased as a percentage of revenue from 11.3% to 14.0%. The increase in research and development expenses was due primarily to higher employee compensation and benefits expenses with the addition of more research and development engineers, increased investment in the development of future products for digital TV and smartphones, and the amortization of newly acquired baseband and television intellectual property.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 20.5% from $14.1 million in 2011 to $17.0 million in 2012 but decreased as a percentage of revenue from 4.9% to 4.3%. The increase in selling, general and administrative expenses was due primarily to increases in employee compensation and benefits expenses with the addition of more field application engineers to support our expanded customer base and a corresponding increase in technical support requirements.

Income Tax Expense. Our income tax expense remained substantially unchanged between 2011 and 2012 at $4.7 million, primarily due to the fact that our income before taxes did not grow substantially from 2011 to 2012. Our income tax expense as a percentage of our pre-tax income decreased from 8.3% to 8.1% between 2011 and 2012.

Net Income. As a result of the above, our net income increased from $51.6 million or 17.9% of revenue in 2011 to $52.9 million or 13.5% of revenue in 2012.

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

Income Tax Expense. Our income tax expense increased from $2.5 million in 2010 to $4.7 million in 2011. This change was due to our higher pre-tax net income as well as a lower effective tax rate in 2011 which reflects less non-deductible expenses.

Net Income. As a result of the above, our net income increased from $19.1 million or 10.0% of revenue in 2010 to $51.6 million, or 17.9% of revenue in 2011.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board, or FASB, issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities”. This update requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This update is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this update is not expected to have a material impact on our consolidated financial statements.

In July 2012, FASB issued ASU 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment”. The update applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per the update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if financial statements for the most recent annual or interim period have not yet been issued. The adoption of this update is not expected to have a material impact on our consolidated financial statements.

In February 2013, FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this update is not expected to have a material impact on our consolidated financial statements.

B. Liquidity and Capital Resources

We have financed our operations primarily through cash flows from operations as well as from the proceeds from our initial public offering in November 2010. Our subsidiaries ability to distribute profits to us may be limited by PRC regulations. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to offshore investment activities by PRC residents may limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability under PRC law.”

As of December 31, 2010, 2011 and 2012, we had $98.9 million, $66.2 million and $75.1 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
Net cash provided by operating activities	6,772	63,220	59,148
Net cash (used in) provided by investing activities	(5,812)	(83,248)	5,991
Net cash provided by (used in) financing activities	73,402	(13,083)	(56,706)
Net increase (decrease) in cash and cash equivalents	74,282	(32,742)	8,913
Cash and cash equivalents at the beginning of the period	24,638	98,920	66,718
Cash and cash equivalents at the end of the period	98,920	66,178	75,091

Operating Activities

Net cash provided by operating activities amounted to $59.1 million for the year ended December 31, 2012 and was primarily driven by the sale of our products. We increased our inventories by $23.1 million (before a non-cash write-down of $7.2 million) and accounts payables by $12.5 million in anticipation of higher sales from the addition of our new baseband business. Our accounts receivable decreased by $11.7 million largely due to the collection of receivables due from Coolsand in the amount of $22.8 million, partially offset by the effects of our increased sales. Our accrued expenses and other current liabilities increased by $3.1 million in 2012 primarily due to increased accrued payroll as a result of the higher number of our employees. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2012 were $9.8 million in depreciation and amortization, $7.2 million in inventory write-downs and $3.2 million in share-based compensation.

Net cash provided by operating activities amounted to $63.2 million for the year ended December 31, 2011. This represented a major increase compared to the previous year, due mainly to our improved profitability and enhanced working capital management. Our accounts receivable increased by $20.7 million largely due to increased purchases of raw materials and testing services on behalf of Coolsand, a privately owned company also controlled by Warburg Pincus entities, whose shipment volumes ramped rapidly in the quarter due to its market share gains. We provided procurement services and charged a small service fee based on the procurement volume. Our inventories increased by $11.6 million (before a non-cash inventory write-down of $11.0 million) in anticipation of higher sales. Our accrued expenses and other current liabilities increased by $15.3 million in 2011 primarily due to increased accrued payroll as a result of the higher number of our employees, higher tax payable from higher net profit and increased rebate and professional service fee. Our deferred revenue increased by $3.9 million, largely in line with our increased inventory shipped to our distributors. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2011 were $11.0 million in inventory write-downs, $3.9 million in share-based compensation, and $1.1 million in depreciation and amortization.

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

Investing Activities

Net cash provided by investing activities amounted to $6.0 million for the year ended December 31, 2012, primarily due to our sale of $356.8 million in time deposits, partially offset by our purchase of $323.6 million in time deposits and payments of $11.4 million for intellectual property, $6.8 million for lab testing equipment and computer equipment and $6.0 million for deposit fees for the acquisition of Coolsand’s business, which primarily includes its baseband intellectual property.

Net cash used by investing activities amounted to $83.2 million for the year ended December 31, 2011, primarily due to our purchase of short-term investments of $132.7 million in a time deposit, which was partially offset by the sale of short-term investments of $63.9 million, our prepayment of $7.5 million under our intellectual property license and development agreement with Trident Microsystems, our payment of $4.4 million for purchases of lab testing equipment, computer equipment and other items related to our product development activities and our payment for deposit fee of $2.2 million for IP acquisition.

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

Financing Activities

Net cash used in financing activities was $56.7 million for the year ended December 31, 2012, due primarily to the payment of a one-time dividend $55.6 million as well as the expenditure of $1.4 million to repurchase shares.

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

Capital Expenditures

Our capital expenditures amounted to $0.6 million, $4.4 million and $24.2 million in 2010, 2011 and 2012, respectively. Our capital expenditures in 2012 included $7.9 million for an intellectual property license and development agreement with Trident Microsystems and $6.0 million for the acquisition of Coolsand’s business, which primarily includes its baseband intellectual property. In the past, our capital expenditures consisted principally of purchases of lab testing equipment, intellectual property licenses, and software, development tools, computer equipment and other items related to our product development activities.

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

We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We completed migration from 110 nanometer to 55 nanometer geometry processes in 2011 and are in the process of developing 40 nanometer geometry processes now.

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

Our research and development expenses, which mainly includes salaries, material costs, license fees paid to third parties for developed technologies and specific equipment depreciation, are expensed as incurred. We incurred $25.8 million, $32.8 million and $54.6 million of research and development expenses in 2010, 2011 and 2012, respectively. See “Item 4. Information on the Company — B. Business Overview — Research and Development” for a description of our research and development policies and expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2012 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
		(in thousands)
Operating lease obligations	$2,090	$1,534	$556	$—	$—
Other commitments (1)	9,076	5,766	3,130	180	—
Purchase and capital commitments	78,878	78,878	—	—	—
Total	$90,044	$86,178	$3,686	$180	$—

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

We have excluded any potential obligations with respect to uncertain tax positions from the table above as there is a high degree of uncertainty regarding the amount and timing of future cash outflows, if any. Our unrecognized tax benefits as of December 31, 2012 were nil.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2012.

G. Safe Harbor

See “Forward Looking Statements” on page 2 of this Annual Report.

ITEM 6.                               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Vincent Tai	57	Co-Founder, Chairman and Chief Executive Officer
Shuran Wei	44	Co-Founder, Director and Chief Technology Officer
Julian Cheng	38	Director
Gordon Yi Ding	37	Director
Shun Lam Steven Tang	57	Director
Peter Wan	60	Independent director
Allen Kam-sing Ma	60	Independent director
Fusen Chen	53	Independent director
Lily Li Dong	42	Chief Financial Officer
Liang Zhang	38	Senior Vice President of Engineering
Jun Chen	39	Senior Vice President of Engineering
Dalei Fan	38	Vice President of Sales
Guoguang Zhao	36	Vice President of Operation

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

Mr. Shuran Wei is our co-founder and has been our chief technology officer since our inception in 2004 and our director since 2005. Mr. Wei has almost two decades of experience in CMOS radio-frequency integrated circuit design. Prior to co-founding our company, he was a vice president of Analogix Semiconductor Inc. in the United States from 2002 to 2004. From 1998 to 2002, he was an integrated circuit design manager at Marvell Semiconductor Inc. in the United States, and from 1994 to 1998, he was an integrated circuit design engineer at LSI Corporation (formerly known as LSI Logic). Mr. Wei received a bachelor of science degree in physics from Peking University in China and a master of science degree in electrical engineering from the University of Minnesota in the United States.

Mr. Julian Cheng has been our director since our inception in 2004. Mr. Cheng is a managing director in the China group at Warburg Pincus Asia LLC, which he joined in 2000 and where he focuses on technology, media and education companies in China and other parts of Asia. Mr. Cheng is currently a director of Xueda Education Group, a company listed on the New York Stock Exchange. He is also a director of 58.com Inc. and Beijing Tianyu Communication Equipment Co., Ltd. Prior to joining Warburg Pincus Asia LLC, Mr. Cheng worked for the capital markets and investment banking divisions of Salomon Smith Barney and Deutsche Bank in Hong Kong. Mr. Cheng received his bachelor’s degree in economics from Harvard University in the United States.

Mr. Gordon Yi Ding has been our director since 2010. Mr. Ding is an executive director in the China group at Warburg Pincus Asia LLC, which he joined in 2009 and where he focuses on technology, media and education companies in China. From 2008 to 2009, Mr. Ding was a vice president at Citadel Investment Group. From 2005 to 2008, he worked for the investment banking divisions of Morgan Stanley Asia Limited and UBS Investment Bank in Hong Kong. Mr. Ding received a bachelor of science degree from Shanghai Jiao Tong University in China and an MBA degree from the Kellogg School of Management at Northwestern University in the United States.

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

Mr. Peter Wan has served as our independent director 2010. Mr. Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firm. He is a fellow of the Hong Kong Institute of Certified Public Accountants, the UK Association of Chartered Certified Accountants and the Hong Kong Institute of Directors. Mr. Wan is currently an independent director and chairman of the audit committee of Mindray Medical International Limited, a company listed on the New York Stock Exchange. Mr. Wan is also an independent non-executive director and chairman or member of the audit committee of China Resources Land Limited, Fairwood Holding Limited, Huaneng Renewables Corporation Limited, Greater China Professional Services Limited, KFM Kingdom Holdings Limited and Dalian Port Company Limited, all listed on the Hong Kong Stock Exchange. He also serves as a director and/or committee member of several unlisted companies as well as a number of non-government organizations and voluntary agencies in Hong Kong. Mr. Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.

Mr. Allen Kam-sing Ma has served as our independent director since 2012. Mr. Ma is currently an independent non-executive member of the Board of Directors of SUNeVision Holdings, Ltd, a Hong Kong GEM-listed company. Prior to his retirement in 2009, he served as the president of Asia Pacific at British Telecom plc from 2005 to 2009 and previously vice president, Asia, of the Network Infrastructure Division of Motorola, Inc. from 2001 to 2005. In addition, Mr. Ma served multiple roles at Hong Kong Telecommunications Limited and its subsidiaries, including executive director and chief executive officer respectively, from 1993 to 2000. Mr. Ma holds a master’s degree in business administration from the University of Toronto. He is a fellow member of the Chartered Institute of Management Accountants, United Kingdom, and the Association of Chartered Certified Accountants, United Kingdom. He is also a member of the Certified Management Accountants, Canada.

Mr. Fusen Chen has served as our independent director since 2012. Mr. Chen has over 25 years of experience in the semiconductor and information technology industries. In 2013, Mr. Chen became the president and chief executive officer and a member of the board of Mattson Technology Inc., a company listed on NASDAQ. From 2004 to 2012, he served as executive vice president of semiconductor system products at Novellus Systems as well as executive vice president, chief technology officer and senior vice president of Asia Pacific operations. From 1994 to 2004, Mr. Chen held executive positions at NASDAQ-listed Applied Materials, including group vice president and general manager of the copper physical vapor deposition and interconnect product business group, general manager of the physical vapor deposition division and director of technology of the physical vapor deposition division. Prior to Applied Materials, Mr. Chen served as R&D manager at LSI Corporation, a company listed on the New York Stock Exchange, from 1992 to 1994. Mr. Chen has also served on the board of directors at GT Advanced Technologies and Electroglas. He holds a doctorate in material science & engineering from the State University of New York at Stony Brook and a bachelor of science in engineering from National Tsing Hua University in Taiwan.

Ms. Lily Li Dong has been our chief financial officer since 2007. Ms. Dong has two decades of experience in financial management and accounting. Prior to joining our company, she was the vice president of finance and then chief financial officer of Onewave Technologies Inc., a private company, from 2005 to 2007. Prior to that, she worked for Hewlett-Packard in China for over 13 years, holding various financial management positions with extensive experience of and exposure to U.S. and PRC GAAP reporting, financial planning and analysis, accounting, tax, treasury, risk management, and internal controls. Ms. Dong received a bachelor of economics degree in accounting from Nanjing University of Science and Technology in China and an executive master of business administration degree from China Europe International Business School in China. Ms. Dong is a PRC certified accountant.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2012, we recorded an aggregate of approximately $3.0 million in cash compensation to our senior executive officers, which includes bonuses and salaries that were earned in 2012 and paid in 2013. We did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “— Share Incentive Plans.” We set aside $0.2 million for executive pension and retirement benefits in 2012 as required by PRC law.

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

The 2009 Plan

Under the 2009 plan, the maximum number of our ordinary shares in respect of which options, restricted shares, or restricted share units may be granted is 30,000,000 shares. As of February 28, 2013, a total of 5,831,601 options, 6,148,986 restricted share units and 794,213 restricted shares to purchase an aggregate number of 12,774,800 ordinary shares have been granted and 5,694,441 options, 1,751,519 restricted share units and 251,500 restricted shares are outstanding.

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

Plan Administration. The plan administrator is our compensation committee. The plan administrator will determine the provisions and terms and conditions of each grant.

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

The 2005 Plan

Under the 2005 plan, as amended and restated on April 1, 2008, the maximum number of our ordinary shares in respect of which options may be granted was 30,000,000 shares. As of February 28, 2013, options to purchase a total of 29,883,933 ordinary shares have been granted. No options granted under the 2005 plan remain unvested.

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

The following table summarizes, as of February 28, 2013, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2005 plan and the 2009 plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price/ ($/share)	Date of Grant	Date of Expiration
Vincent Tai	2,038,885	0.1100	September 1, 2005	September 1, 2015
	2,038,885	0.2727	September 1, 2007	September 1, 2017
	98,886	0.7000	May 9, 2012	May 9, 2022
Shuran Wei	966,447	0.0844	September 1, 2006	September 1, 2016
	966,447	0.2727	September 1, 2007	September 1, 2017
	98,910	0.7000	May 9, 2012	May 9, 2022
Lily Li Dong	*	0.7000	July 6, 2011	July 6, 2021
	*	0.7000	May 9, 2012	May 9, 2022
Liang Zhang	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.7000	May 9, 2012	May 9, 2022
Jun Chen	391,905	0.0844	September 1, 2006	September 1, 2016
	605,671	0.2727	September 1, 2007	September 1, 2017
	71,994	0.7000	May 9, 2012	May 9, 2022
Dalei Fan	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.5000	August 1, 2009	August 1, 2019
	*	0.7000	May 9, 2012	May 9, 2022
Guoguang Zhao	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.5000	August 1, 2009	August 1, 2019
	*	0.7000	May 9, 2012	May 9, 2022
Other individuals as a group	3,047,136	From 0.0844 to 0.7000	From September 1, 2005 to May 9, 2012	From September 1, 2015 to May 9, 2022
Total	14,617,920

*         Less than one percent of our total outstanding share capital and together holding stock options exercisable for 2,373,858 ordinary shares.

The following table summarizes, as of February 28, 2013, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under the 2009 plan.

Name	Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Jun Chen	40,021	November 2, 2009	November 2, 2019
Dalei Fan	*	November 2, 2009	November 2, 2019
Guoguang Zhao	*	November 2, 2009	November 2, 2019
Other individuals as a group	1,644,341	From November 2, 2009 to January 18, 2010	From November 2, 2019 to January 18, 2020
Total	1,751,519

*         Less than one percent of our total outstanding share capital and together holding restricted share units representing 67,157 ordinary shares.

The following table summarizes, as of February 28, 2013, the outstanding restricted shares granted to our executive officers and directors under the 2009 plan.

Name	Ordinary Shares With Restrictions Granted	Date of Grant
Vincent Tai	151,080	January 18, 2010
Shuran Wei	57,262	January 18, 2010
Liang Zhang	43,158	January 18, 2010
Total	251,500

C. Board Practices

Our board of directors consists of eight directors, including three independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. Other than with those directors who are also senior executive officers of our company, there are no service contracts between any of our directors and us or any of our subsidiaries providing for benefits to our directors upon termination of employment. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

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

Audit Committee. Our audit committee consists of Messrs. Chen, Cheng, Ma and Wan. Mr. Wan serves as the chair of our audit committee. Mr. Cheng became a non-voting observer of the audit committee on November 10, 2011. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

•                   meeting separately and periodically with management and the independent registered public accounting firm; and

•                   reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Messrs. Chen, Cheng, Ma and Wan. Mr. Ma serves as the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

D. Employees

As of December 31, 2012, we employed 362 people, including 219 in research and development, 115 in sales and marketing, and 28 in general and administrative roles. Of these 362 employees, 126 were based in Shanghai, 185 in Beijing, 43 in Shenzhen, 4 in Korea and 4 in Hong Kong. We had a total of 265 employees as of December 31, 2011 and 210 as of December 31, 2010.

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of February 28, 2013, by:

•                   each of our directors and executive officers; and

•                   each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below assume that there are 289,074,642 ordinary shares outstanding as of February 28, 2013.

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

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Vincent Tai (1)	11,440,481	3.9
Shuran Wei (2)	8,468,845	2.9
Julian Cheng (3)	158,135,652	54.7
Gordon Yi Ding (4)	—	—
Shun Lam Steven Tang (4)	—	—
Allen Kam-sing Ma	*	*
Peter Wan	*	*
Fusen Chen	—	—
Lily Li Dong	*	*
Liang Zhang (5)	4,676,655	1.6
Dalei Fan	*	*
Jun Chen (6)	4,525,510	1.6
Guoguang Zhao	*	*
All Directors and Executive Officers as a Group	189,664,260	63.8
Principal Shareholders:
Warburg Pincus entities (7)	158,135,652	54.7
IDG entities (8)	20,955,310	7.2

*                          Less than 1%.

Except for Messrs. Julian Cheng, Gordon Yi Ding and Shun Lam Steven Tang, the business address of our directors and executive officers is c/o 6/F, Building 4, 690 Bibo Road, Pudong District, Shanghai 201203, People’s Republic of China. The business address of Messrs. Cheng, Ding and Tang is c/o Warburg Pincus Asia LLC, Suite 6703, Two IFC, 8 Finance Street, Hong Kong.

Notes:	(1)

Includes 7,324,023 ordinary shares held by Mr. Tai (including 2,038,884 ordinary shares held in the form of ADSs and excluding 151,080 ordinary shares with restrictions on voting and dividend rights), 4,092,604 ordinary shares issuable upon exercise of options held by Mr. Tai that are exercisable within 60 days of February 28, 2013 and 23,855 ordinary shares under restricted share units held by Mr. Tai that are vested or will be vested within 60 days of February 28, 2013

	(2)

Includes 6,514,297 ordinary shares held by Mr. Wei (excluding 57,262 ordinary shares with restrictions on voting and dividend rights), 1,947,734 ordinary shares issuable upon exercise of options held by Mr. Wei that are exercisable within 60 days of February 28, 2013 and 6,815 ordinary shares under restricted share units held by Mr. Wei that are vested or will be vested within 60 days of February 28, 2013

	(3)	Mr. Cheng is a managing director of Warburg Pincus Asia LLC, which advises Warburg Pincus LLC, a New York limited liability company that acts as the manager of the Warburg Pincus entities.

	(4)	Mr. Ding and Mr. Tang are employees of Warburg Pincus Asia LLC.

	(5)

Includes 4,567,099 ordinary shares held by Mr. Zhang (including 3,512,274 ordinary shares held in the form of ADSs and excluding 43,158 ordinary shares with restrictions on voting and dividend rights), 100,515 ordinary shares issuable upon exercise of options held by Mr. Zhang that are exercisable within 60 days of February 28, 2013 and 9,041 ordinary shares under restricted share units held by Mr. Zhang that are vested or will be vested within 60 days of February 28, 2013.

	(6)

Includes 3,630,807 ordinary shares held by Mr. Chen (of which 1,051,016 were held in the form of ADSs), 888,383 ordinary shares issuable upon exercise of options held by Mr. Chen that are exercisable within 60 days of February 28, 2013 and 6,319 ordinary shares under restricted share units held by Mr. Chen that are vested or will be vested within 60 days of February 28, 2013.

	(7)

“Warburg Pincus entities” refers to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., WP-WPVIII Investors, L.P. (as successor in interest to Warburg Pincus Germany Private Equity VIII, K.G.), Warburg Pincus International Partners, L.P., Warburg Pincus Netherlands International Partners I, C.V., WP-WPIP Investors L.P. (as successor in interest to Warburg Pincus Germany International Partners, K.G.) and WP Microelectronics Holdings, Ltd. Warburg Pincus LLC, a New York limited liability company, acts as the manager of certain private equity funds, including the Warburg Pincus entities aside from WP Microelectronics Holdings, Ltd. Warburg Pincus Partners, LLC, a New York limited liability company and a direct subsidiary of Warburg Pincus & Co., a New York general partnership, is the general partner of the Warburg Pincus entities aside from WP Microelectronics Holdings, Ltd. Warburg Pincus & Co. is the managing member of Warburg Pincus Partners, LLC. The business address of the Warburg Pincus entities is 450 Lexington Avenue, New York, NY 10017, the United States. Charles R. Kaye and Joseph P. Landy are managing general partners of Warburg Pincus & Co. and managing members and co-presidents of Warburg Pincus LLC.

	(8)

Includes 13,926,970 ordinary shares held in the form of ordinary shares and 7,028,340 ordinary shares held in the form of ADSs. “IDG entities” refers to IDG-ACCEL China Growth Fund L.P., IDG-ACCEL China Growth Fund-A L.P. and IDG-ACCEL China Investors L.P. Quan Zhou and Chi Sing Ho are the directors of IDG-Accel China Growth Fund GP Associates Ltd., which is the General Partner of IDG-Accel China Growth Fund Associates L.P., which is in turn the General Partner of IDG-Accel China Growth Fund L.P and IDG-ACCEL China Growth Fund-A L.P. Quan Zhou and Chi Sing Ho are also the directors of IDG-ACCEL China Investors Associates Ltd., which is the general partner of IDG-ACCEL China Investors L.P. The business address of the IDG entities is c/o IDG VC Management Ltd., Unit 1509, The Center, 99 Queen’s Road, Central, Hong Kong.

As of February 28, 2013, we had 289,074,642 ordinary shares issued and outstanding. To our knowledge, 245,301,969 ordinary shares, or approximately 84.9%, were held by holders in the in the United States, which includes 80,166,146 ordinary shares held of record by Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders have different voting rights from other shareholders. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.                               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Warburg Pincus Investment Portfolio Companies

In the year ended December 31, 2010, we purchased raw materials on behalf of Coolsand, a privately owned company also controlled by Warburg Pincus entities, in the amount of approximately $2.3 million and charged a fee in the amount of approximately $0.1 million for such purchase. In the year ended December 31, 2010 we also sold products to Coolsand for approximately $1.1 million and charged Coolsand a royalty of approximately $63,500.

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

In the year ended December 31, 2012, we purchased raw materials and testing services on behalf of Coolsand in the amount of approximately $17.3 million and sold products to Coolsand for approximately $1.2 million. We charged Coolsand total fees of approximately $4.71 million for these services.

We made prepayments of $2.2 million to Coolsand’s parent company in 2011 under a term sheet relating to a proposed acquisition by us of intellectual property from Coolsand and its affiliates. We made an additional prepayment of $6.0 million to Coolsand’s parent company in 2012 for the same purpose. We then acquired all of Coolsand’s baseband intellectual property in March 2012. The consideration paid was $46 million, comprised of approximately $8.2 million in cash, $12.0 million in offset of accounts receivable due to us from Coolsand and 15 million of our ordinary shares. The market value of the ordinary shares totaled approximately $25.8 million, as determined by the NASDAQ closing price of our ADSs on March 21, 2012.

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

See footnote 19 to our financial statements for further information about our related party transactions.

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

Dividend Policy

We declared a special one-time cash dividend of $0.20 per ordinary share, or $1.20 per ADS, payable on October 18, 2012 to shareholders of record as of the close of business on October 1, 2012. We have not declared or paid cash dividends other than on this one occasion and we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2010 (from November 10, 2010)	18.20	9.53
Fiscal Year 2011	15.90	7.06
Fiscal Year 2012	14.25	8.51

Quarterly Highs and Lows
First Fiscal Quarter of 2011	15.90	12.50
Second Fiscal Quarter of 2011	15.09	8.46
Third Fiscal Quarter of 2011	10.12	7.06
Fourth Fiscal Quarter of 2011	12.37	7.51
First Fiscal Quarter of 2012	14.25	9.58
Second Fiscal Quarter of 2012	13.12	9.81
Third Fiscal Quarter of 2012	12.48	8.51
Fourth Fiscal Quarter of 2012	11.32	9.82
First Fiscal Quarter of 2013 (until March 14, 2013)	12.58	10.42

Monthly Highs and Lows
September 2012	12.48	8.95
October 2012	11.18	10.01
November 2012	11.32	10.00
December 2012	10.75	9.82
January 2013	11.98	10.85
February 2013	12.58	10.43
March 2013 (until March 14, 2013)	11.74	10.42

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands likely to be material to holders of our ordinary shares or ADSs who are not themselves residents of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. Dividend payments are not subject to withholding tax in the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands. The Cayman Islands is not a party to any tax treaties for the avoidance of double taxation.

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

The undertaking is for a period of 20 years from June 10, 2008.

PRC Taxation

Under the PRC enterprise income tax law, an enterprise established outside the PRC with “de facto management bodies” within the PRC should be considered a “resident enterprise” of the PRC. Under the implementation regulations to the enterprise income tax law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 sets out the standards and procedures for determining the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. This circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although this circular explicitly provides that the above standards shall apply only to enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, it is still uncertain whether such standards under this circular may also be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the PRC enterprise income tax law. We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a withholding tax from dividends we pay to our shareholders, including the holders of our ADSs. In addition, shareholders and ADS holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

For more information on PRC taxation applicable to our company, see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Taxation” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results—Taxation.”

United States Federal Income Taxation

The following is a summary of the United States federal income tax considerations generally applicable to the acquisition, ownership, and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. It is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors that are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any non-United States, state, or local tax considerations. This description, moreover, does not address the Medicare contribution tax on “net investment income”, nor does it address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset. Our unbooked intangibles (whose value may be determined, in part, by reference to the trading price of our ADSs from time to time) will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld from such cash distributions) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, U.S. holders should expect that any distribution paid will generally be reported to them as a “dividend” for United States federal income tax purposes. Certain non-corporate recipients of dividends paid in respect of ADSs or ordinary shares represented by ADSs will generally be subject to tax on the dividends at a maximum federal income tax rate of 15% for dividends received in taxable years beginning before January 1, 2013 and 20% for dividends received thereafter, provided that certain conditions (including holding period requirements) are met. In the event that we are deemed to be a PRC “resident enterprise” under the PRC enterprise income tax law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “Taxation — PRC Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless a U.S. Holder makes a mark-to-market election (as described below), a U.S. Holder will generally be subject to increased taxes, characterization of a portion of any gain from the sale or exchange of our ADSs or ordinary shares as ordinary income, and other disadvantageous tax treatment with respect to our ADSs or ordinary shares.

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

Information Reporting

Applicable law imposes reporting requirements on certain United States investors with respect to an investment in our ADSs or ordinary shares not held through a custodial account with a financial institution. This new legislation also imposes penalties if such investor is required to submit such information to the Internal Revenue Service and fails to do so. In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of ADSs or ordinary shares. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting rules to their particular circumstances.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11.                           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately $312.5 thousand in our interest income for the year ended December 31, 2012.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though at times the Renminbi has depreciated against the U.S. dollar as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2012, we had RMB-denominated cash, cash equivalents and short-term investments of RMB460.1 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of $44.2 million. Assuming we had converted the RMB-denominated amount of RMB460.1 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2855 as of December 31, 2012, our total cash, cash equivalents and short-term investments would have been $117.5 million. Assuming a 1% depreciation of the RMB against the U.S. dollar, this amount would have decreased to $116.7 million.

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

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•                  fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•                  expenses incurred for converting foreign currency into U.S. dollars;

•                  expenses for cable, telex and fax transmissions and for delivery of securities;

•                  taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2012, we received approximately $2 thousand from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from the effective date of the registration statement to December 31, 2012, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $8.7 million, which included $5.3 million for underwriting discounts and commissions and $3.4 million for other expenses. We received net proceeds of approximately $67.5 million from our initial public offering.

For the period from the effective date to December 31, 2012, we used $16.0 million to secure a non-exclusive, worldwide, non-transferable license to develop, manufacture and sell derivative versions of the Trident SX5 Digital TV system-on-chip platform for a period of 10 years, and $20.0 million to acquire all of Coolsand’s baseband intellectual property.

ITEM 15.                  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2012, the end of the period covered by this Annual Report on Form 20-F, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control — Integrated Framework issued by COSO.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PwC, our independent registered public accounting firm, as stated in its report on page F-2 of this Annual Report.

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

ITEM 16.                  [RESERVED]

ITEM 16A.                  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Peter Wan and Allen Kam-sing Ma are our audit committee financial experts. Each is an independent director under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act. Mr. Wan is the chairman of our audit committee, and Mr. Ma is a member.

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

	For the Year Ended December 31,
	2011	2012
	(in US$ thousands)

Audit fees (1)	798	931
Audit-related fees (2)	—	—
Tax fees (3)	57	24

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the years ended December 31, 2011 and 2012.

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

ITEM 16E.                  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following tables set forth information about our repurchases made in the fiscal year ended December 31, 2012.

Issuer Repurchases in the Year Ended December 31, 2012

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Maximum Dollar Value of ADSs that May Yet be Purchased Under Publicly Announced Program(1)
		(US$)		(US$)
January 2012	100	9.94	1,577,095	2,164,280
February 2012	0	—	1,577,095	2,164,280
March 2012	5,152	9.93	1,582,247	2,113,139
April 2012	0	—	1,582,247	2,113,139
May 2012	0	—	1,582,247	2,113,139
June 2012	8,171	10.00	1,590,418	2,031,447
July 2012	6,976	9.97	1,597,394	1,961,876
August 2012	79,775	9.27	1,677,169	1,222,557
September 2012	39,605	9.13	1,716,774	861,007
October 2012	0	—	1,716,774	861,007
November 2012	200	10.03	1,716,974	859,001
December 2012	8,788	10.02	1,725,762	770,933
	148,767	9.37

(1)                  All repurchases shown on the table were made pursuant to a share repurchase program that was approved by our board of directors in 2011. Pursuant to this program, we announced our intention to repurchase up to $15 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and subject to restrictions relating to volume, price and timing. From September 2011 through February 2013, we have repurchased a total of 1,732,541 ADSs under this program. Our board of directors will review this share repurchase program periodically and may adjust its terms and size accordingly, including suspending or discontinuing the program altogether at anytime.

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

In addition, certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the NASDAQ Stock Market corporate governance listing standards. Rules 5620(a) of the NASDAQ Listing Rules requires that each issuer listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. We followed the practices of Cayman Islands with respect to this matter pursuant to Rule 5615(a)(3) of the NASDAQ Listing Rules and did not hold an annual general meeting of shareholders in 2011, although we did hold an annual general meeting of shareholders on June 1, 2012. As an exempted company incorporated in the Cayman Islands, we are not required as a matter of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands to hold meeting of our shareholders every year. Our articles of association provide that we may hold an annual general meeting at such time and place as the directors shall determine, but there is no obligation for us to otherwise hold an annual general meeting. Our Cayman Islands counsel, Conyers Dill & Pearman (Cayman) Limited, confirmed that our adoption of the home country practice is consistent with and will not violate our memorandum or articles of association nor any applicable law, regulation, order or decree in the Cayman Islands. Other than the home country practices described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NASDAQ Rules.

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

2.3*

Deposit Agreement among the Registrant, Citibank N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, dated as of November 9, 2010

2.4

Second Amended and Restated Shareholders Agreement dated as of February 25, 2010 among the Registrant, certain of the Registrant’s ordinary shareholders and all of its preferred shareholders and RDA Microelectronics (BVI) Inc., RDA International, Inc., RDA Technologies Limited, RDA Microelectronics (Shanghai) Ltd. and RDA Microelectronics (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-170063))

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

4.13	IP Block License and Development Agreement dated as December 29, 2011, between RDA Technologies Limited and Trident Microsystems (Far East) Ltd., as amended on December 30, 2011

4.14*	Annex to Technology License Agreement between the Registrant and ARM Limited dated December 21, 2012†

4.15*	Annex to Technology License Agreement between the Registrant and ARM Limited dated December 21, 2012†

4.16*	Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012†

4.17*	Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012†

4.18*	Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012†

4.19*	Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012†

4.20*	Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012†

4.21*	Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012†

4.22*	Asset Purchase Agreement by and among RDA Microelectronics, Inc., Coolsand Holdings Co., Ltd., Masshall Limited and Coolsand Technologies (Hong Kong) Limited, dated as of March 22, 2012

4.23*	Intellectual Property Assignment by and among RDA Microelectronics, Inc., Coolsand Holdings Co., Ltd., Masshall Limited and Coolsand Technologies (Hong Kong) Limited, dated as of March 22, 2012

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-170063))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
15.1*	Consent of Jun He Law Offices

15.2*	Consent of Conyers Dill & Pearman (Cayman) Limited

15.3*	Consent of Independent Registered Public Accounting Firm

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

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

†                          Confidential treatment requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted and submitted separately to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 15, 2013	RDA MICROELECTRONICS, INC.

	By:	/s/ Vincent Tai
	Name:	Vincent Tai
	Title:	Chairman and Chief Executive Officer

RDA MICROELECTRONICS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2011 and 2012	F-3
Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2010, 2011 and 2012	F-5
Consolidated Statements of Changes in Convertible Redeemable Preferred Shares and Shareholders’ Equity/(Deficits) for the Years Ended December 31, 2010, 2011 and 2012	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012	F-9

Notes to the Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RDA Microelectronics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in convertible redeemable preferred shares and shareholders’ equity/(deficit) and of cash flows present fairly, in all material respects, the financial position of RDA Microelectronics, Inc. (the “Company”) and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2011 and 2012). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

March 15, 2013

RDA MICROELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2012
	(Amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets:
Cash and cash equivalents	66,178	75,091
Short-term investments	76,009	42,377
Accounts receivable (including 22,822 and nil due from a related party as of December 31, 2011 and 2012, respectively)	43,415	31,722
Inventories	36,095	52,007
Prepaid expenses and other current assets	7,122	11,302
Deferred tax assets	14	—

Total current assets	228,833	212,499

Property and equipment, net	5,451	10,195
Intangible assets	—	54,908
Goodwill	—	8,900
Other long-term assets	8,050	3,396
Investment	48	—

Total assets	242,382	289,898

RDA MICROELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,
	2011	2012
	(Amounts in thousands of USD, except number of shares and per share data)
LIABILITIES
Current liabilities:
Accounts payable	32,543	45,063
Accrued expenses and other current liabilities	28,253	37,869
Deferred revenue	10,651	10,641

Total current liabilities	71,447	93,573

Deferred tax liability	—	98

Total liabilities	71,447	93,671

Commitments and contingencies

SHAREHOLDERS’ EQUITY

Ordinary shares, (USD0.01 par value; 294,000,000 shares authorized, 254,451,268 shares issued and outstanding as of December 31, 2011, and 278,597,522 shares issued and outstanding as of December 31, 2012)	2,639	2,885
Additional paid-in capital	117,478	146,887
Recourse loans	(509)	(1,544)
Accumulated other comprehensive income	1,136	1,207
Treasury stock	(12,835)	(13,579)
Retained earnings	63,026	60,371

Total shareholders’ equity	170,935	196,227

Total liabilities and shareholders’ equity	242,382	289,898

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2010	2011	2012
	(Amounts in thousands of USD, except number of shares and per share data)
Revenue	191,163	288,862	391,279
Cost of revenue	(134,258)	(189,116)	(265,474)

Gross profit	56,905	99,746	125,805
Operating expenses:
Research and development	(25,815)	(32,756)	(54,598)
Selling, general and administrative	(9,939)	(14,074)	(16,963)
	(35,754)	(46,830)	(71,561)

Income from operations	21,151	52,916	54,244
Interest income	209	1,925	3,573
Impairment on investment	—	—	(48)
Other income / (expenses), net	280	1,460	(203)

Income before income tax expense	21,640	56,301	57,566
Income tax expense	(2,508)	(4,671)	(4,662)

Net income	19,132	51,630	52,904

Other comprehensive income
Cumulative translation adjustments	223	441	71
Comprehensive income	19,355	52,071	52,975

Accretion/cumulative dividends for Series A Preferred Shares	(680)	—	—
Accretion/cumulative dividends for Series B Preferred Shares	(374)	—	—
Accretion/cumulative dividends for Series C Preferred Shares	(687)	—	—
Amount allocated to participating preferred shareholders	(12,112)	—	—

Comprehensive income attributable to ordinary shareholders	5,502	52,071	52,975

Earnings per ordinary share
Basic	0.06	0.20	0.20
Diluted	0.05	0.19	0.19

Weighted average ordinary shares used in per share calculation
Basic	82,221,102	262,542,760	270,811,925
Diluted	97,358,770	278,805,558	284,430,507

Share-based compensation was allocated in operating expenses as follows:
Research and development	4,990	2,053	1,532
Selling, general and administrative	3,385	1,828	1,679

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

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE PREFERRED SHARES AND
SHAREHOLDERS’ EQUITY / (DEFICIT) — (CONTINUED)

	Shareholders’ Equity / (Deficit)
	Ordinary Shares		Additional Paid-in Capital	Recourse Loans	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Total Shareholders’ Equity
	Amounts in thousands of USD except number of shares
	Shares	Par Value	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2011	261,510,076	2,615	113,360	—	695	—	11,396	128,066
Net income for the year							51,630	51,630
Repurchase of shares	(9,461,970)					(12,835)		(12,835)
Foreign currency translation adjustment					441			441
Issuance of recourse loans				(509)				(509)
Issuance of ordinary shares upon exercise of options and vesting of restricted share units	2,403,162	24	237					261
Share-based compensation			3,881					3,881

Balance as of December 31, 2011	254,451,268	2,639	117,478	(509)	1,136	(12,835)	63,026	170,935

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE REDEEMABLE PREFERRED SHARES AND
SHAREHOLDERS’ EQUITY / (DEFICIT) — (CONTINUED)

	Shareholders’ Equity / (Deficit)
	Ordinary Shares		Additional Paid-in Capital	Recourse Loans	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Total Shareholders’ Equity
	Amounts in thousands of USD except number of shares
	Shares	Par Value	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2012	254,451,268	2,639	117,478	(509)	1,136	(12,835)	63,026	170,935
Net income for the year							52,904	52,904
Repurchase of shares	(892,602)					(1,394)		(1,394)
Foreign currency translation adjustment					71			71
Issuance of new shares in connection with the IP acquisition (Note 8)	15,000,000	150	25,675					25,825
Declaration of dividend							(55,559)	(55,559)
Issuance of recourse loans				(1,048)				(1,048)
Interest accrual on recourse loans				(13)				(13)
Repayment of recourse loans				26				26
Issuance of ordinary shares upon exercise of options and vesting of restricted share units	9,568,982	96	1,173					1,269
Use of repurchased shares for exercise of options and vesting of restricted share units	469,874		(650)			650		—
Share-based compensation			3,211					3,211

Balance as of December 31, 2012	278,597,522	2,885	146,887	(1,544)	1,207	(13,579)	60,371	196,227

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2010	2011	2012
	Amounts in thousands of USD
Cash flow from operating activities:
Net income	19,132	51,630	52,904
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	754	1,125	9,823
Loss on disposal of property, equipment	4	—	—
Inventory write-down	3,120	11,037	7,232
Share-based compensation	8,375	3,881	3,211
Deferred income taxes	140	118	112
Interest income from recourse loans	(46)	—	(13)
Impairment of long-term investment	—	—	48
Changes in operating assets and liabilities
Accounts receivable	(18,112)	(20,700)	(261)
Inventories	(13,211)	(11,638)	(23,144)
Prepaid expenses, other current and long-term assets	(273)	(3,500)	(6,400)
Accounts payable	341	12,019	12,520
Accrued expenses and other current liabilities	5,245	15,319	3,126
Deferred revenue	1,303	3,929	(10)
Net cash provided by operating activities	6,772	63,220	59,148

Cash flow from investing activities:
Sales of short-term investments	9,070	63,901	356,806
Purchase of short-term investments	(14,661)	(132,696)	(323,584)
Purchase of property and equipment	(571)	(4,390)	(6,822)
Purchase of intangible assets	—	—	(11,350)
Proceeds from disposal of property and equipment	—	15	—
Payment of other long-term assets	—	(7,810)	(3,059)
Payment of the deposit fee for the acquisition of Coolsand’s business, which primarily includes its baseband intellectual property (Note 8)	—	(2,220)	(6,000)
Long term investment	—	(48)	—
Changes in restricted cash	350	—	—
Net cash used in investing activities	(5,812)	(83,248)	5,991

Cash flow from financing activities:
Proceeds from repayment of recourse loans	1,713	—	26
Issuance of recourse loans	—	(509)	(1,048)
Proceeds from issuance of ordinary shares	71,681	—	—
Proceeds from issuance of shares upon exercise of stock options	—	261	1,269
Repurchase shares	—	(12,835)	(1,394)
Payment of dividend	—	—	(55,559)
Proceeds from issuance of restricted shares	8	—	—
Net cash provided/(used in) by financing activities	73,402	(13,083)	(56,706)
Effect of foreign exchange rate changes on cash and cash equivalents	(80)	369	480
Net increase/(decrease) in cash and cash equivalents	74,282	(32,742)	8,913
Cash and cash equivalents—beginning of year	24,638	98,920	66,178
Cash and cash equivalents—end of year	98,920	66,178	75,091

Supplemental disclosure of cash flow information
Cash paid for income taxes	—	4,336	6,244

Supplemental disclosure of Non-cash Investing and Financing Activities
Conversion of preferred shares to ordinary shares	30,318	—	—
Offset of the accounts receivable from Coolsand against a portion of the consideration payable to Coolsand in the IP acquisition (Note 8)	—	—	11,955
Settlement of a portion of consideration payable to Coolsand in the IP acquisition by means of issuance of ordinary shares (Note 8)	—	—	25,825
Payable related to purchase of intangible assets	—	—	6,489

The accompanying notes are an integral part of the consolidated financial statements.

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

The accompanying consolidated financial statements include the financial statements of the Company and its following wholly-owned subsidiaries:

Name of subsidiaries	Place of incorporation	Date of incorporation	Principal activities

RDA Micro BVI	BVI	January 8, 2004	Investment in other subsidiaries

RDA International, Inc. (“RDA International”)	BVI	September 30, 2005	Dormant since January 1, 2010 (Purchase of materials and holding of intellectual properties (“IP”) prior to December 31, 2009)

RDA Technologies, Inc. (“RDA US”)	United States of America (“US”)	September 24, 2004	Dormant (closed in 2009)

RDA Technologies Limited (“RDA Tech”)	Hong Kong	November 14, 2007	Purchase of materials and holding of intellectual properties (“IP”) since January 1, 2010; Sales of products

RDA Microelectronics (Shanghai) Co., Ltd. (“RDA Shanghai”)	Shanghai, the People’s Republic of China (“PRC”)	April 13, 2004	Research and development

RDA Microelectronics (Beijing) Co., Ltd. (“RDA Beijing”)	Beijing, PRC	December 20, 2005	Research and development

RDA Microelectronics Technology (Shanghai) Co., Ltd. (“RDA Shanghai Tech”)	Shanghai, PRC	June 27, 2012	Research and development; Sales of products

The principal activities of the Company are to design, develop and market Radio-Frequency (“RF”) and Mixed-Signal System on Chip Integrated Circuits for the cellular, broadcast and connectivity markets.

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

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and certain accrued expenses. Short-term investments are limited to time deposits with original maturities longer than three months and less than one year. As of December 31, 2011 and 2012, the respective carrying values of financial instruments approximated their fair values based on their short-term maturities.

Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Level 1	Level 2	Level 3	Total
As of December 31, 2011
Cash equivalents	42,384	—	—	42,384
Short-term investments	—	76,009	—	76,009

Total	42,384	76,009	—	118,393

	Level 1	Level 2	Level 3	Total
As of December 31, 2012
Cash equivalents	35,001	—	—	35,001
Short-term investments	—	42,377	—	42,377

Total	35,001	42,377	—	77,378

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360—10-35, long-lived assets held and used were written down to their fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The determination of fair value of the long-lived assets acquired involves significant judgments and estimates, including, but are not limited to, comparable market transactions, quotes, future cash flows, business plans, technological improvements or obsolesces, and operating results. Impairment charges of nil, nil and USD48 related to investment were recognized for the years ended December 31, 2010, 2011 and 2012 (Note 9).

Financial assets and liabilities measured and recognized at fair value on a non-recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Carrying	Fair Value Measurement Using
	Amount	Level 1	Level 2	Level 3	Total Loss
As of December 31, 2012
Investment	—	—	—	—	(48)

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

As of December 31, 2011 and 2012, substantially all of the Company’s cash and cash equivalents and time deposits were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Company has not experienced any losses on its deposits of cash and cash equivalents, short-term investments and restricted cash.

The following table summarizes the percentage of the Company’s revenue and accounts receivable represented by distributors and customers with balances over 10% of total revenue for the years ended December 31, 2010, 2011 and 2012, and over 10% of accounts receivable as of December 31, 2011 and 2012, respectively:

	Year Ended December 31,
Revenue	2010	2011	2012
Company A	53%	52%	49%
Company B	—	18%	19%
Company C	15%	14%	13%
Company D	12%	1%	—

	December 31,
Accounts receivable	2011	2012
Company A	22%	52%
Company B	3%	18%
Company C	11%	16%
Company E	53%	—

The Company establishes credit limits for each distributor and customers and reviews such limits prior to product shipment. The Company believes that its distributors have high credit quality. As a result, it is not exposed to unusual credit risk and generally does not require collateral from the distributors. The Company has not experienced any credit loss from its distributors.

(8) Allowance for Doubtful Accounts

Accounts receivable are initially recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer’s ability to pay. The Company did not record any allowance for doubtful accounts as of December 31, 2011 and 2012. For the periods presented, the Company did not write off any accounts receivable.

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

(11) Business combination

U.S. GAAP requires that all business combinations be accounted for under the purchase method. In accordance with ASC 805, “Business combinations”, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

(12) Investments

The Company applies ASC 323, Investments, in accounting for its investments. Under ASC 323, equity method is used for investments in entities in which the Company has the ability to exercise significant influence but does not otherwise controls. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. As of December 31, 2011 and 2012, the Company does not have any investments accounted for under equity method and has one investment accounted for using cost method as described in Note 9.

The Company reviews its investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value, which becomes the new basis of the investment.  In 2012, the Company recorded an impairment loss of USD48.

(13) Intangible Assets

Intangible assets consists of software licenses and technologies the Company purchased or acquired through business acquisition (Note 8). Purchased intangible assets are stated at cost, net of accumulated amortization, and are amortized using the straight-line method over their estimated useful lives.

(14) Impairment of Long-lived Assets

In accordance with ASC 350, Intangibles — Goodwill and others, the Company reviews the carrying value of goodwill for possible impairment on annual basis, or more frequently when events or change in circumstances indicate that it might be impaired. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value of the reporting unit to the net book value of the reporting unit. In determining fair value, several valuation methodologies are allowed, although quoted market prices are the best evidence of fair value. If the results of the first step demonstrate that the net book value is greater than the fair value, the Company must proceed to step two of the analysis. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The Company tests goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if events occur that would indicate that the carrying value of goodwill may be impaired.

For the impairment testing for the long lived assets other than goodwill, the Company applies ASC 360, Property, Plant and Equipment, in accordance with which, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying amount of the assets, the Company recognizes an impairment loss equal to the excess of the carrying value over the fair value of the assets.

No impairment of long-lived assets was recorded for the periods presented and the fair value of the reporting unit is substantially in excess of the carrying value of the goodwill for 2012 annual goodwill impairment test.

(15) Revenue Recognition

In accordance with ASC 605, Revenue Recognition, the Company recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured.

The Company sells the majority of its products through distributors under arrangements allowing for price protection and product return. If the Company decreases the price of any products, a distributor will receive a credit to adjust the inventory held by the distributor to the new decreased price. In addition, if the price to the customer was lower than the price paid to the Company by the distributor, the distributor will receive a credit for the difference. The master agreements with distributors do not restrict the amount or time period of price protection on unsold products. Through December 31, 2011 and 2012, the Company has not experienced such a price decline that would reduce selling price below cost. The amount or time period of return rights vary by distributor, but generally, distributors have the right to return unsold products. Due to rapid changes in technology, consumer preferences and prices, the Company cannot reliably estimate its returns or price adjustments. Accordingly, the Company does not recognize revenue until the products are sold to the customers by the distributors and the above criteria are met. The related products held by distributors are included in the Company’s inventory balance at lower of cost or market price. The Company records product shipping costs in cost of sales. The Company’s distribution agreements are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. In the event of termination, the Company is required to repurchase unsold inventory from the distributor, and if the distributor terminates without cause, the repurchase price will be reduced by a 5% handling charge.

The Company also provides rebate to certain selected customers in cash or free products where the Company agreed to reimburse these customers for any purchase price they paid to the distributors or the Company exceeds the price the Company agreed directly with them. The cash rebate is recorded as a reduction of revenue and free product rebate is recorded as a cost of revenue when revenue is recognized.

For the years ended December 31, 2010, 2011 and 2012, 90%, 90% and 92% of the total revenue are from sales through distributors.

The Company does not accept product returns from customers except for returns subject to warranty. The Company accrues for warranty costs based on its historical experience. As of December 31, 2011 and 2012, the Company accrued for warranty of USD 495 and USD 351, respectively. For the years ended December 31, 2010, 2011 and 2012, the warranty expenses was USD 251, USD 332 and USD 258, respectively.

(16) Deferred Revenue

Deferred revenue includes the amounts received in advance relating to the Company’s products held by the distributors, which will be recognized as revenue when the distributors sell these products to customers.

(17) Government Subsidies

Government subsidies related to the Company’s research and development activities are originally recorded as liabilities when received and then are recognized as a reduction to expenses in the period when the Company has reasonable assurance that it complies with the conditions attached to the subsidies and the subsidies are received. This is typically after the Company passes an inspection. If the subsidy does not carry any conditions, the Company records the amount as a reduction of research and development expense in the period the cash is received. Government subsidies related to depreciable assets are recorded as a reduction to the carrying value of the related assets. For the years ended December 31, 2010, 2011 and 2012, the Company recorded USD453, USD nil and USD1,759 government subsidies as a deduction to research and development expense. For the years ended December 31, 2010, 2011 and 2012, the Company recorded nil government grants as a deduction to the carrying value of the depreciable assets. As of December 31, 2011 and 2012, the Company record a deferred liability for cash subsidy received from the PRC government of approximately USD1,676 and nil, respectively.

(18) Research and Development Costs

The Company’s research and development cost, which mainly includes salaries, material costs, license fees paid to third parties for developed technologies and specific equipment depreciation, are expensed as incurred.

Licenses purchased to support the Company’s ongoing research and development activities are capitalized only when related to products have achieved technological feasibility or have an alternative future use. They are capitalized as intangible assets and are amortized over their estimated useful lives.

(19) Advertising costs

The Company expenses all advertising costs as incurred. Advertising costs were not material for any of the periods presented.

(20) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments net of incentives from the leasing company are expensed on a straight-line basis over the lease periods.

(21) Share-based Compensation

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

(22) Income Taxes

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

(23) Comprehensive Income

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

(24) PRC Statutory Reserves

The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations until the general reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. During the year ended 2010, 2011 and 2012, no statutory reserves have been resolved to appropriate by the board of directors of the Company’s PRC subsidiaries..

(25) Dividends

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined by PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves as described in Note 2(24).

(26) Segment Reporting

Based on the criteria established by ASC 280 Segment Reporting, the Company currently operates and manages its business as a single operating segment. The Company primarily generates its revenues all from distributors located in Hong Kong. For the years ended December 31, 2010, 2011 and 2012, 10%, 10%, and 8% of the total revenue, respectively, are from direct sales to customers which are located in the PRC and Hong Kong. The revenue from the direct-sale customer of the Company located outside the PRC and Hong Kong is not material for all periods presented. In addition, all of the Company’s long-lived assets are located in the PRC and Hong Kong. The Company does not present enterprise-wide product disclosures because its products are essentially the same.

(27) Earnings Per Share

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

(28) Foreign Currency Translation and Foreign Currency Risk

The functional currency of the Company, RDA Micro (BVI), RDA International and RDA Tech is the United States dollar (“USD”). The functional currency of the Company’s subsidiaries in the PRC, RDA Shanghai RDA Shanghai Tech and RDA Beijing, is the Renminbi (“RMB”). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date and nonmonetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the historical exchange rate. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and time deposit denominated in RMB amounted to USD35,877 and USD 73,210 as of December 31, 2011 and 2012, respectively.

(29) Recently Issued Accounting Standards

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities”. This Update requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statements of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on their financial position. This Update is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this Update is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, “Intangibles — Goodwill and Other: Testing Indefinite Lived Intangible Assets for Impairment”. The Update applies to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. Per the Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if financial statements for the most recent annual or interim period have not yet been issued. The adoption of this Update is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this Update is not expected to have a material impact on the Company’s consolidated financial statements.

3. INVENTORIES

Inventories consisted of the following:

	December 31,
	2011	2012
Raw materials	10,861	19,731
Work in progress	—	—
Finished goods	25,234	32,276
	36,095	52,007

As of December 31, 2011 and 2012, the carrying value of finished goods held by distributors for which they hold title were USD5,819 and USD6,336, respectively. For the years ended December 31, 2010, 2011 and 2012, inventory write-downs in raw materials and finished goods of USD3,120, USD11,037 and USD 7,232 respectively, were included in the “cost of revenue”.

As of December 31, 2011 and 2012, USD 8,479 and USD8,086 of the Company’s inventory had been written down to zero balance, respectively. The movement of inventory write-downs for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the Year Ended December 31,
	2010	2011	2012
Beginning of year	3,442	4,914	9,062
Addition during the year	3,120	11,037	7,232
Transfer-in from accrual for loss on firm, noncancelable, and unconditional purchase commitments that have been recognized previously	1,536	—	198
Write-off during the year	(3,184)	(6,889)	(6,893)

End of year	4,914	9,062	9,599

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2011	2012
Prepaid license fees and usage fee	1,627	4,476
Prepaid income tax	1,768	3,390
Proceeds receivable from the employees’ exercise and sales of equity awards	525	1,515
Advance to supplier	—	500
Deposit for share repurchase program	477	483
Prepayment to customs	—	365
Rental deposits	76	198
Interest receivable	308	81
Prepayment for IP acquisition	2,220	—
Others	121	294
	7,122	11,302

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,
	2011	2012
Equipment and office furniture	7,542	14,554
Motor vehicles	43	43
Software	261	262
Leasehold improvement	1,114	1,137
	8,960	15,996
Less: Accumulated depreciation and amortization	(3,509)	(5,801)
	5,451	10,195

Depreciation and amortization expense was USD754, USD 1,125 and USD 2,292 for the years ended December 31, 2010, 2011 and 2012, respectively.

The Company estimated its depreciation and amortization expenses from its existing property and equipment as of December 31, 2012 in the future as follows:

2013	2,950
2014	2,742
2015	2,138
2016	1,723
2017	642
2018 and thereafter	—
10,195

6. INTANGIBLE ASSETS

	December 31,
	2011	2012
Intangible assets
Intangible assets from Coolsand acquisition (Note 8)	—	37,100
Trident intellectual property (1)	—	16,406
Other software license and technology	—	8,933
	—	62,439

Less: accumulated amortization
Intangible assets from Coolsand acquisition	—	5,764
Trident intellectual property	—	1,511
Other software license and technology	—	256
	—	7,531

Net book value
Intangible assets from Coolsand acquisition	—	31,336
Trident intellectual property	—	14,895
Other software license and technology	—	8,677
	—	54,908

(1)         In March 2012, the Company purchased a non-exclusive, worldwide, non-transferable license from Trident Microsystems, Inc. (“Trident”) to develop, manufacture and sell derivative versions of the Trident SX5 Digital TV System on Chip (“SoC”) platform for a period of 10 years. Total consideration for such license was USD 16 million.

Intangible assets are amortized over the estimated useful life. The estimated useful life of intangible assets acquired from Coolsand and Trident are 5 years and 10 years, respectively. The useful life of the other software license and technology is estimated to be 3 to 10 years. The Company recorded an amortization expense of USD 7,531 for the year ended December 31, 2012,

The Company estimated its amortization expenses from its existing intangible assets as of December 31, 2012 in the future as follows:

2013	11,190
2014	11,190
2015	11,104
2016	10,452
2017	3,486
2018 and thereafter	7,486
54,908

As of December 31, 2012, there is no event or change in circumstances indicating that the carrying amount of the intangible assets may no longer be recoverable and the Company did not provide impairment for the intangible assets.

7. OTHER LONG TERM ASSET

	December 31,
	2011	2012
Long term deposit	240	152
Long term prepayment for property and equipment	310	96
Housing loan to employees (Note 17)	—	3,148
Long term prepayment for license fee *	7,500	—
	8,050	3,396

Note * - Included in long term prepayment for license fee as of December 31, 2011 was $7.5 million prepayment for an intellectual property license and development agreement the Company signed with Trident on December 29, 2011. Please refer to Note 6.

8. BUSINESS COMBINATIONS

On March 22, 2012, the Company consummated the acquisition of Coolsand Holding Co., Ltd. and its subsidiaries (“Coolsand”), which included its baseband intellectual properties (“IP). The acquisition was accounted for as a business combination and will allow the Company to provide integrated System on Chip products for the handset market. The purchase consideration comprised of USD 20,175,000 in cash and 15,000,000 ordinary shares issued by the Company with the market value of USD 25,825,000, as determined by the March 21, 2012 Nasdaq closing price of the Company’s American Depositary Shares, each representing six ordinary shares. The total purchase consideration is settled as follows,

Total purchase consideration	USD

Deposit fee the Company paid prior to the completion of the acquisition	8,220
Offset of the accounts receivable due from Coolsand	11,955
Issuance of ordinary shares	25,825
46,000

The allocation of the purchase price of the assets acquired based on their fair values was as follows:

	Amount	Amortization Period
Acquired identifiable intangible assets
Baseband technologies	37,100	5 years
Goodwill	8,900
Total	46,000

Total goodwill represents the excess of the purchase price over the estimated fair value of the identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies and workforce from combining the baseband business of the Company and baseband IP and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.

The fair value of intangible assets was measured primarily by the income approach taking into consideration the historical financial performance and estimates of future performance of baseband business. The amortization periods for the intangible assets acquired are 5 years.

Unaudited Pro-forma information

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2011 and 2012, as if the respective acquisition had occurred on January 1, 2011, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually took place on the beginning of the periods presented, and may not be indicative of future operating results.

	December 31,
	2011	2012
Pro-forma net revenues	308,189	412,676
Pro-forma net income	41,898	50,305
Earnings per ordinary share - Basic	0.16	0.19
Earnings per ordinary share - Diluted	0.15	0.18

9. INVESTMENT

In September 2011, the Company, through RDA Shanghai, acquired a 10% stake in Lulian Shanghai Co Ltd (“Lulian”) for a consideration of USD 48. The Company has no board representation in Lulian and does not have ability to exercise significant influence over Lulian. The Company accounts for this investment using the cost method. In 2012, the Company recognized a full impairment for the investment in Lulian given the losses incurred to date and forecasted loss in the foreseeable future.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2011	2012
Accrued payroll and other compensation, including annual performance bonus	13,738	17,089
Accrued license fee	560	7,390
Taxes payable	4,953	4,881
Accrued warranty	596	2,398
Accrued professional services fees	1,039	1,052
Rebate to end customers and distributors	1,526	1,034
Withholding tax payable	224	759
Accrued royalty	999	750
Unearned commission received from depository bank	677	439
Accrued annual leave	459	363
Accrued freight	170	272
Accrual for loss on firm, noncancelable, and unconditional purchase commitments	235	59
Advances from customers	332	17
Unearned government subsidies	1,676	—
Others	1,069	1,366
	28,253	37,869

Royalty

In June 2009, the Company entered into a license and technology agreement with a third party, which requires the Company to pay royalty fees based on the percentages of revenue derived from certain products using the licensed technology. The Company included royalty expense of USD 1,516, USD 2,013 and USD1,530  in cost of revenue for the years ended December 31, 2010, 2011 and 2012 respectively.

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

The Company received USD 38and USD2 in the years ended December 31, 2011 and 2012 and recorded USD273and USD240 as a reduction of selling, general and administrative expense for the years ended December 31, 2011 and 2012, respectively.

Accrued warranty

As of December 31, 2012, the accrued warranty included an accrual loss for certain defective product claimed by a customer with amount of USD 1,800. Such defect was caused by a foundry of the Company. The foundry had issued a credit note to the Company with the same amount to offset the Company’s payable to the foundry.

11. INCOME TAXES

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

Hong Kong

RDA Hong Kong, the Company’s subsidiary, is incorporated in Hong Kong. Prior to 2010, RDA Hong Kong was a trading entity whose profits were fully subject to profits tax at the prevailing rate of 16.5%. Beginning in 2010, RDA Hong Kong started to have substantial involvement in manufacturing arrangements in the PRC, and began to claim 50% of its profits as offshore sourced and excluded from profits subject to the 16.5% prevailing profits tax rate. In October 2011, RDA Hong Kong received an inquiry letter from the Hong Kong Inland Revenue Department requesting supporting documents for the 50:50 manufacturing offshore claim lodged for the year ended December 31, 2010.  RDA Hong Kong is awaiting feedback from the Hong Kong Inland Revenue Department after submission of a reply in June 2012. While this tax filing basis is subject to the Hong Kong Inland Revenue Department’s agreement, the Company believes that the inquiry letter will not result in a change in the tax position. If the Hong Kong Inland Revenue Department determines that RDA Hong Kong should not be eligible for the 50:50 manufacturing offshore claim, RDA Hong Kong would be subject to additional USD2.4 million, USD4.5 million and USD4.4 million  in tax liabilities for the years ended December 31, 2010, 2011 and 2012 respectively.

PRC

In December 2008, RDA Shanghai qualified as a High and New Technology Enterprise (“NHTE”) which, according to the CIT Law, could apply for and then enjoy a preferential CIT rate of 15% for the succeeding three years from 2008 to 2010 and RDA Shanghai had applied for and obtained such preferential CIT treatment. As a result, its CIT rate of RDA Shanghai for the period presented was 15%. In 2011, RDA Shanghai has completed the renewal of such NHTE qualification for the succeeding three years from 2011 to 2013.

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

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the Year Ended December 31,
	2010	2011	2012
Statutory income tax rate	8.25%	8.25%	8.25%
Tax differential from statutory rate applicable to RDA Hong Kong	3.34%	0.05%	(0.15)%

Effective income tax rate	11.59%	8.30%	8.10%

Significant components of deferred tax assets

	December 31,
	2011	2012
Property and equipment basis difference	14	—
Net operating loss carry-forwards	—	—

Total deferred tax assets	14	—

Significant components of deferred tax liabilities

	December 31,
	2011	2012
Property and equipment basis difference	—	98

Total deferred tax liabilities	—	98

The provision for income taxes for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the Year Ended December 31,
	2010	2011	2012
Current income tax expense	2,368	4,553	4,550
Deferred income tax expense	140	118	112
	2,508	4,671	4,662

As of December 31, 2012, the Company recorded a liability for uncertain tax provisions in accordance with ASC 740 that amounted to approximately USD230. The activity in the Company’s unrecognized tax benefits in 2010, 2011 and 2012 is summarized as follows:

Balance as of December 31, 2010	245
Reversal of accrual	(28)
Exchange rate difference	12

Balance as of December 31, 2011	229

Exchange rate difference	1

Balance as of December 31, 2012	230

The Company does not expect significant increases or decreases in unrecognized tax benefits within 12 months of December 31, 2012. The Company has not been subject to an examination by any major tax jurisdictions. The Company accrued interest and income tax penalties of USD161 and USD 164 as of December 31, 2011, and 2012, respectively for the uncertain tax provision identified. No income taxes or income tax penalties were paid in any of the periods presented.

The aggregated amount and per ordinary share effect of the tax holiday are as follows:

	For the Year Ended December 31,
	2010	2011	2012
The aggregated dollar effect	(146)	(687)	(1,312)
Per ordinary share effect — basic	(0.00)	(0.00)	(0.00)
Per ordinary share effect — diluted	(0.00)	(0.00)	(0.00)

12. CONVERTIBLE REDEEMABLE PREFERRED SHARE

Series A Shares

In March 2004, the Company entered an agreement with an investor to sell an aggregate of 94,648,784 Series A Convertible Redeemable Preferred Shares (“Series A Shares”) and 8,000,775 ordinary shares.. Upon the first closing, the Company allocated proceeds of USD2,000 among the 8,000,775 ordinary shares, the 18,929,757 Series A Shares and the conditional fourth closing warrant, based on the relative fair value of each component, in the amount of USD422, USD1,297, and USD281, respectively. The warrant was classified as equity and recorded as an increase in additional paid-in capital.

Series B Shares

In December 2005, the warrant related to the fourth closing of Series A Shares was cancelled and concurrently, the Company issued a convertible promissory note (“Promissory Note”) to the Series A investor for consideration of USD5,000. The Promissory Note carried interest at a non-compounded 8% per annum, had no maturity date and is convertible into the Company’s next round of preferred shares. In November 2006, the Company and the investor agreed to convert the Promissory Note into 32,972,304 Series B Convertible Redeemable Preferred Shares (“Series B Shares”) at a per share price of USD0.1637738.

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

13. ORDINARY SHARES

On January 27, 2004, the Company issued 100 ordinary shares to a founder at USD0.01 per share when the Company was incorporated.

For the years ended December 31, 2011 and 2012, the Company used USD14,229 and repurchased 1.7 million of its ADSs (10.4 million ordinary shares), see note 16 for details.

On March 22, 2012, in connection with the Coolsand IP acquisition, the Company issued 15 million ordinary shares as part of the purchase consideration to Coolsand (Note 8).

As of December 31, 2011 and 2012, the Company was authorized to issue a maximum number of 294 million ordinary shares, respectively, at a par value of USD 0.01 per share with the number of issued and outstanding shares of 254,451,268 and 278,597,522, respectively.

14. SHARE-BASED COMPENSATION

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

On May 9, 2012, the Company granted  78,504 RSUs to two independent directors vesting over a 6 months term.

On May 11, 2012, the Company granted 38,461 RSUs to one independent directors vesting over a 12 months term. On May 9, 2012, the Company granted options to certain employees of the Company to purchase 2,794,290 ordinary shares at an exercise price of USD0.7. These awards vest quarterly over three and half years following the grant date.

All of the options granted in year ended 2011 and 2012 only carry service conditions that affect vesting.

Stock Options to Employees

The following table summarized the stock option activity under the Company’s 2005 Scheme and 2009 Plan (in USD, except shares):

	Number of Shares	Weighted Average Exercise Price	Number of vested and exercisable options	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	16,984,871	0.1844	12,544,204	5.94	38,226,726

Granted	3,074,869	0.7000
Exercised	(1,962,906)	0.1310
Forfeited	(7,313)	0.7000

Outstanding at December 31, 2011	18,089,521	0.2776	14,003,243	5.79	27,931,425

Granted	2,794,290	0.7000
Exercised	(6,185,646)	0.1989
Forfeited	(80,245)	0.5754

Outstanding at December 31, 2012	14,617,920	0.3900	10,226,037	5.86	20,489,414

The aggregated intrinsic value of the exercisable options at December 31, 2012 was USD15,669.

The weighted average fair value of options granted during the year ended December 31, 2011 and 2012 was USD1.2671 and USD 1.2383, respectively. No stock options were granted in 2010. The total fair value of stock options vested during the years ended December 31, 2010, 2011 and 2012 was USD898, USD1,323 and USD1,755, respectively. The aggregate intrinsic value for stock options exercised during the years ended December 31, 2010, 2011 and 2012 was nil, USD3,319 and USD9,852, respectively.

As of December 31, 2011 and 2012, the unrecognized compensation cost of USD3,892 and USD5,508, respectively, after adjustment for estimated forfeitures, was related to unvested stock option awards granted to employees. Such unrecognized cost would be expected to be recognized over a weighted average period of 2.74 years and 2.85years, respectively.

As of December 31, 2011 and 2012, weighted average exercise price of exercisable options is USD 0.1946 and USD0.2594, respectively.

There were no options granted to the consultant in 2010, 2011 and 2012.

Under ASC 718, the Company applied the binomial valuation model in determining the fair value of options granted in 2011 and 2012 under the 2009 Plan as these options were granted in-the-money. The estimated value of options is determined based on the estimated value of the underlying ordinary shares, the exercise prices of the options, and the effect of the following assumptions using the binomial option pricing model:

	2011 Grant	2012 Grant
Risk-free interest rate (per annum) (1)	3.12%-3.43%	1.87%
Exercise multiple (2)	2.5-2.8	2.5
Expected volatility (3)	47.86%-48.08%	44.70%
Dividend yield (4)	—	—

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

(4)                  The Company has no expectation of paying dividends on its ordinary shares on respective grant dates.

RSUs to Employees

The following table summarizes RSU activity:

	Number of Shares	Number of vested and exercisable RSUs	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	4,053,503	1,762,899	8.58	9,829,745

Granted	139,998
Vested	(1,318,964)
Forfeited	(9,101)

Outstanding at December 31, 2011	2,865,436	3,081,863	7.58	5,191,215

Granted	116,965
Vested	(1,202,502)
Forfeited	(28,380)

Outstanding at December 31, 2012	1,751,519	4,284,365	6.61	3,120,623

The fair value of the RSUs was measured as the grant date fair value of the Company’s ordinary shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Expected dividend yield is nil for all RSUs.

The weighted average fair value of RSUs granted during the years ended December 31, 2010, 2011 and 2012 was USD 2.1531, USD 2.1883and USD1.7954, respectively.

As of December 31, 2011 and 2012, the unrecognized compensation cost is USD1,753 and USD651, respectively, after adjustment for estimated forfeitures, was related to unvested RSUs granted to employees.

RSs to Employees

The following table summarizes RSs activity:

	Number of Shares	Weighted Average Exercise Price	Number of vested and exercisable RSs	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	569,186	0.01	225,027	8.58	1,380,276

Vested	(158,843)	0.01

Outstanding at December 31, 2011	410,343	0.01	383,870	7.58	743,405

Vested	(158,843)	0.01

Outstanding at December 31, 2012	251,500	0.01	542,713	6.58	448,089

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

As of December 31, 2011 and 2012, the unrecognized compensation cost is USD250 and USD90, respectively.

15. RECOURSE LOANS

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

During the year ended December 31, 2011 and 2012, the Company provided loans in the aggregate of USD509 and USD 1,048 respectively, with full recourse to certain employees to facilitate the employee’s personal financial engagement. The employee pledges the right, title and interest in the ordinary shares of the Company that the employee owns to secure this loan principal. The loans have terms of five to ten years. The interest rate was 1% per annum. The interest of the recourse loans is USD 13 for the year ended December 31, 2012. The Company accounted for these recourse loans as a contra-equity item on the consolidated balance sheets. The repayment of recourse loans are nil and USD 26, respectively in the year ended December 31, 2011 and 2012.

16. SHARE REPURCHASE PROGRAM

In August 2011, the Company’s Board approved a share buy-back of up to USD5,000 of its ADSs and in October 2011, the Company’s Board approved to increase its share repurchase program up to USD15,000. Under this share repurchase program, the Company spent an aggregate purchase consideration of USD14,229 and repurchased approximate 1.7million of its ADSs (10.4 million ordinary shares), which were treated as treasury stock by the Company.

17. EMPLOYEE BENEFITS

(i) Staff welfare benefit

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. In accordance with the relevant regulations, the Company’s PRC subsidiaries are required to accrue for these benefits based on certain percentages of the employees’ salaries with a certain cap and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued. There are no further commitments or liabilities from the Company to the PRC employees after the contribution. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees. Expenses associated with such benefits amounted to USD1,477, USD2,075 and USD3,107 for the years ended December 31, 2010, 2011 and 2012, respectively.

(ii) Paid leave carried forward

The Company provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward. As of December 31, 2011 and 2012, the Company accrued liability for annual leave of USD459 and USD363, respectively.

(iii) Staff loans

The Company provides recourse loans to certain employees as discussed in Note 15. In addition, during the year ended December 31, 2012, the Company provided loans in the aggregate of USD 3,148 to certain employees to facilitate the employee’s personal housing financial engagement. The interest rate loan is 1% per annum. The loans have terms of five to ten years and are provided after the commercial bank approves to provide the mortgage loans to the respective employees with pledge on the collateral property.  According to the agreement entered into among the employees, the commercial bank and the Company, the pledge on the collateral property  can only be released to the employees with the consents from both commercial bank and the Company.

18. EARNINGS PER SHARE

Basic and diluted net income attributable to the Company’s ordinary shareholders per ordinary share for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the Year Ended December 31,
	2010	2011	2012
Numerator:
Net income for the year	19,132	51,630	52,904
Accretion/cumulative dividends for Preferred Shares	(1,741)	—	—
Amount allocated to participating preferred shareholders	(12,112)	—	—
Numerator for basic and diluted earnings per share	5,279	51,630	52,904
Denominator:
Weighted average ordinary shares outstanding for basic calculation	82,221,102	262,542,760	270,811,925
Dilutive effect of share-based awards	15,137,668	16,262,798	13,618,582
Denominator for diluted calculation	97,358,770	278,805,558	284,430,507
Basic earnings per ordinary share	0.06	0.20	0.20
Diluted earnings per ordinary share	0.05	0.19	0.19

19. RELATED PARTY TRANSACTIONS

The holder of the majority of the Company’s ordinary shares also holds a majority of the preferred shares of another two companies. During the years ended December 31, 2010, 2011 and 2012, the Company had the following transactions and balances with these two companies.

	For the Year Ended December 31,
	2010	2011	2012
Sales of products to a related party	1,143	706	1,204
Royalty fee charged to a related party	64	2,521	3,210
Purchase of materials on behalf of a related party	2,274	25,836	17,326
Commission fee recorded for a related party	—	531	684
Fees charged for material purchases on behalf of a related party	124	1,298	819
Purchase of IP license from another related party(Note 8)	—	—	46,000

Balances with the above affiliates as of the periods indicated are as follows:

	December 31,
	2011	2012
Due from a related party	22,822	—
Deposit fee paid to a related party for IP acquisition (Note 4)	2,220	—

20. COMMITMENTS AND CONTINGENCIES

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

Purchase Commitments

The Company purchases wafers from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, the Company issues purchase orders to suppliers and contract manufacturers. The purchase commitments arising from these purchase orders are noncancelable. The Company records a liability for noncancelable purchase commitments for quantities in excess of its future demand forecasts consistent with the valuation of the Company’s excess and obsolete inventory. The Company recorded such liabilities amounting to nil, USD235, and USD59 as of December 31, 2010, 2011 and 2012. As of December 31, 2011 and 2012, the Company had outstanding purchase orders in the amount of USD47,004 and USD78,780, respectively.

Legal Matters

The Company in the past received several claims that it may be infringing on the intellectual property rights of other parties. Should the Company elect to enter into license agreements with other parties or should the other parties resort to litigation, the Company may be obligated in the future to make payments or to compensate these third parties. As of December 31, 2012, there was no unsettled claim or litigation against the Company.

Operating Lease Commitments

The Company has entered into noncancelable rental agreements with property management for office premises. The minimum future lease payments under noncancelable operating leases as of December 31, 2011 and 2012 are as follows:

	December 31
	2011	2012
2012	1,344	—
2013	802	1,534
2014	215	556
	2,361	2,090

Rental expenses for the years ended December 31, 2010, 2011 and 2012 were USD500, USD813 and USD1,301, respectively.

Capital Commitments

As of December 31, 2011 and 2012, the Company had contracted for capital expenditures on equipment of approximately USD 23 and USD98, respectively.

Other Commitments

The Company’s agreements with third parties for software license fees have the following future payments as of December 31, 2011 and 2012:

	December 31
	2011	2012
2012	16,594	—
2013	1,163	5,766
2014	—	2,197
2015	—	933
2016	—	180
	17,757	9,076