Form 20-F
period 2013-12-31
RDA Microelectronics, Inc.
filed 2014-04-08
CIK 1493637

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

278,514,322 ordinary shares, par value $0.01 per share, as of December 31, 2013.

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

i

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

•                   “shares” or “ordinary shares” refers to our ordinary shares, par value $0.01 per share; and

•                   “ADSs” refers to our American depositary shares, each of which represents six ordinary shares, and “ADRs” refers to any American depositary receipts that evidence our ADSs.

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

•                   the pending acquisition of our company;

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

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. Other sections of this annual report, including the Risk Factors and Operating and Financial Review and Prospects, discuss factors which could adversely impact our business and financial performance as well as the pending acquisition of our company. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

ITEM 2.                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                         KEY INFORMATION

A. Selected Financial Data

The following selected consolidated financial data for the years ended December 31, 2011, 2012 and 2013 and as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated financial data for the years ended December 31, 2009 and 2010 and as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements which are not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Revenue	118,373	191,163	288,862	391,279	344,985
Cost of Revenue	(87,410)	(134,258)	(189,116)	(265,474)	(235,547)
Gross Profit	30,963	56,905	99,746	125,805	109,438
Operating Expenses:
Research and development expenses (1)(2)	(14,475)	(25,815)	(32,756)	(54,598)	(64,907)
Selling, general and administrative expenses (1)	(4,649)	(9,939)	(14,074)	(16,963)	(15,809)
Total operating expenses	(19,124)	(35,754)	(46,830)	(71,561)	(80,716)
Income from operations	11,839	21,151	52,916	54,244	28,722
Income before income tax expense	11,683	21,640	56,301	57,566	30,976
Income tax benefit (expense)	(377)	(2,508)	(4,671)	(4,662)	(3,058)
Net Income	11,306	19,132	51,630	52,904	27,918
Accretion/deemed dividends on convertible redeemable preferred shares	(9,479)	(13,842)	—	—	—
Net income (loss) attributable to ordinary shareholders	1,827	5,279	51,630	52,904	27,918
Weighted average number of ordinary shares used in per share calculations:
Basic	38,671,413	82,221,102	262,542,760	270,811,925	279,027,473
Diluted	58,901,016	97,358,770	278,805,558	284,430,507	286,565,876
Earnings (loss) per ordinary share (3)
Basic	0.05	0.06	0.20	0.20	0.10
Diluted	0.03	0.05	0.19	0.19	0.10
Earnings (loss) per ADS (3)
Basic	0.28	0.39	1.18	1.17	0.60
Diluted	0.19	0.33	1.11	1.12	0.58
Dividends per ordinary share	—	—	—	0.20	0.02

Notes:

(1)                  Share-based compensation was allocated in operating expenses as follows (in thousands of US$):

Research and development	532	4,990	2,053	1,532	1,675
Selling, general and administrative	310	3,385	1,828	1,679	1,690

(2)                  Research and development expenses include amortization of newly acquired baseband and television intellectual property in the following amounts during the periods presented:

Research and development	—	—	—	7,275	9,061

(3)                  Each ADS represents six ordinary shares

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	24,638	98,920	66,178	75,091	56,266
Restricted cash	—	—	—	—	51,183
Short-term investments	1,318	11,401	76,009	42,377	—
Accounts receivable	4,603	22,715	43,415	31,722	41,521
Inventories	25,403	35,494	36,095	52,007	54,931
Intangible assets	—	—	—	54,908	44,038
Total assets	60,271	168,246	242,382	289,898	290,936
Accounts payable	20,183	20,524	32,543	45,063	27,148
Total liabilities	33,291	40,180	71,447	93,671	68,873
Convertible redeemable preferred shares:
Series A	12,880	—	—	—	—
Series B	6,281	—	—	—	—
Series C	11,157	—	—	—	—
Ordinary Shares	503	2,615	2,639	2,885	2,891
Retained earnings/(Accumulated deficit)	(7,736)	11,396	63,026	60,371	82,630
Total shareholders’ equity/(deficit)	(3,338)	128,066	170,935	196,227	222,063

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

The markets for semiconductors generally, and for wireless systems-on-chip and radio-frequency semiconductors in particular, are characterized by rapidly changing technology, evolving industry standards, rapid changes in customer requirements and frequent product introductions. We must continually design, develop and introduce new products with improved features in a cost-effective manner to be competitive, which requires us to devote substantial financial and other resources to research and development. Our research and development expense was $32.8 million, $54.6 million and $64.9 million in 2011, 2012 and 2013, representing 11.3%, 14.0% and 18.8% of our revenues during those three periods, respectively. If we do not continue to make substantial investments in research and development, we may not remain competitive. However, if our investments in research and development do not result in new products and enhancements that meet customer needs in a timely manner, or at all, our results of operations and financial condition may be materially adversely affected.

On March 22, 2012, we acquired the baseband intellectual property and business of Coolsand Technologies (Hong Kong) Limited, or Coolsand, a privately owned company also controlled by entities affiliated with Warburg Pincus. The consideration paid was $46 million, including cash, ordinary shares and offset of accounts receivable due. We hired most of Coolsand’s engineers and began to sell baseband products in April 2012. Baseband products represented a substantial part of our revenues for the years ended December 31, 2012 and 2013, and we have invested significant time and effort into developing baseband products that we might otherwise have spent developing other products. The development of baseband products is complex and requires a substantial commitment of resources to meet increasingly demanding industry standard protocols. If we are unable to manage our transition into the baseband product market, our competitive position will be harmed and our future results may be materially adversely impacted.

Our current and future products may not achieve market acceptance or adequately address the changing needs of the market, and we may not be successful in developing and marketing new products or enhancements to our existing products on a timely and cost-effective basis. The introduction of products incorporating new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. For example, we have been developing additional products for WCDMA and LTE smartphones and plan to develop new products for TD-SCDMA smartphones in order to address changes in consumer demand, but there is no assurance that we will be successful in developing these products or that these products will compete successfully in the marketplace. Furthermore, inventory is particularly susceptible to obsolescence in our industry due to the rapid pace of innovation. For example, in 2011 we completed our migration to 55 nanometer geometry process, which led to our writing down the unsold inventory of 130 and 110 nanometer products. In addition, if we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations will suffer.

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

To date, the vast majority of our revenues have come from the sales of products for use in feature phone handsets. We are in the process of developing baseband products for the smartphone market, but we expect that we will continue to rely on feature phone products for a substantial part of our revenue for some time to come. Consumers in many markets have been gradually replacing their feature phones with smartphones, though the rate at which this transition occurs varies from market to market. If consumers abandon feature phones more quickly than we anticipate, we would have less time to develop smartphone products to compensate for the decline in the feature phone market. If we cannot successfully transition from feature phone products to smartphone products in a timely fashion, our total addressable market may shrink and our business and revenues will decline.

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

The majority of our customers are China-based mobile handset manufacturers that sell their products in many different countries in the world. The mobile handset markets that our customers operate in are characterized by evolving wireless communication standards, changing end user preferences and demand for new and advanced functions and applications on mobile handsets, rapid product obsolescence and price erosion, intense competition, and wide fluctuations in product supply and demand. Our customers are subject to constant pressure to develop and upgrade their product offerings in response to updates in wireless communication standards in any country that they sell products to. Most of our mobile handset customers currently manufacture products for second-generation wireless communication standards. In recent years, many countries have been upgrading their wireless communication standards to third-generation or fourth-generation standards, which requires mobile handset manufacturers to adopt new technologies and more advanced technological know-how. Furthermore, smartphones with more functionalities and more advanced computing ability and connectivity are gaining popularity in some of the countries where our customers operate. We cannot assure you that our customers will be able to develop new products to meet updated standards or consumer preference for smartphones or whether their new products will be successful in the many markets where they sell such products. In addition, most of our mobile handset customers are not associated with a well-known brand, and if well-known brands gain popularity and market share, our customers may be less successful. If any of our major handset customers is unsuccessful in its mobile handset sales, it may downsize or discontinue its mobile handset business, which in turn could materially and adversely affect the demand for our products, our business and result of operations.

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

Our pending acquisition by Tsinghua Unigroup Ltd. may disrupt our relationships with our customers, other business partners or employees, which could have a material adverse effect on our business and operations.

On November 11, 2013, we announced that we had entered into a definitive merger agreement with Tsinghua Unigroup. The merger agreement was further amended on December 20, 2013, and then was approved at an extraordinary general meeting of our shareholders on December 27, 2013. Completion of our acquisition by Tsinghua Unigroup remains subject to the satisfaction or waiver of customary closing conditions set forth in the merger agreement, including the receipt of the required regulatory approvals. We cannot assure you when, or whether, Tsinghua Unigroup will receive such regulatory approvals.

Our pending acquisition by Tsinghua Unigroup may cause us to incur significant expenses and distract our management and employees from developing our business. Our association with Tsinghua Unigroup and with companies controlled by Tsinghua Unigroup, including Spreadtrum Communications, Inc., another China-based fabless semiconductor company, or uncertainty about how the pending acquisition may affect our business operations, could affect our relations with customers and business partners. Customers and business partners may terminate or cancel their existing relationships with us, or delay or defer decisions to enter into or to renew those arrangements, which could have a material adverse effect on our business and operations. In addition, our current and prospective employees may experience uncertainty about their future roles with us, which may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel.

The average selling prices of products in our markets have historically decreased rapidly and will likely continue to do so in the future, which could result in lower revenue and gross margins.

The products we develop and sell are subject to rapid declines in average selling prices over the life of the products. Competitors quickly introduce new products to compete with our products, and sometimes competitors will anticipate our entry into a market and start to lower the prices on their products before our entry. We have historically decreased the average selling prices of many of our products in order to meet market demand and under competitive pressures, and we expect that we will need to continue to reduce prices in the future to remain competitive. For example, the average selling price for our Bluetooth system-on-chip declined suddenly after a competitor aggressively cut the prices for its integrated baseband and Bluetooth product in the second half of 2009, which adversely affected our gross margin for 2009 and the first half of 2010, and this occurred again in the fourth quarter of 2011, adversely affecting our gross margin for 2011. The average selling price for our 2G power amplifiers fell significantly in 2012 as competition increased, as did the average selling price for our feature phone baseband products in 2013. Because we do not operate our own manufacturing, testing, or packaging facilities, we may not be able to reduce our cost of goods sold as rapidly as companies that operate their own facilities, and our costs may increase, which would reduce our margins. Our financial results will suffer if we are unable to offset any future reductions in our average selling prices by increasing our unit sales volumes, reducing our per unit costs, or developing new or enhanced products on a timely basis with higher selling prices or gross profit. While gross profit may decline as a result of reductions in average selling prices, we may continue to incur research and development costs at higher or existing levels to develop new products. Such continued spending would have an adverse impact on our results of operations if our revenue does not continue to grow or our gross margins decline. We expect to continue to face price pressure on our products, and there is no assurance that our gross margins will not continue to decline in the future. In addition, the average selling prices of our products can be adversely affected by depreciation in emerging market currencies, as most of our customers sell their products in emerging markets and attempt to pass any pricing pressure on to their suppliers, including us.

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

As we migrate to more advanced geometry processes and introduce innovative new products, it may become more difficult, at least initially, for us to secure foundry capacity to meet our needs. For example, we were unable to secure enough manufacturing capacity for our integrated passive device (IPD) power amplifier products in the fourth quarter of 2010 and the first quarter of 2011 because there is only one foundry that can meet our needs for these products. This shortage in manufacturing capacity caused delays in the shipment of our products, and some of our customers cancelled their orders as a result.

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

To reduce our cost of revenues and improve our gross margins, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to redesign some of our products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We completed migration from 110 nanometer to 55 nanometer geometry processes in 2011, and we completed migration from 55 nanometer to 40 nanometer geometry processes for baseband products in 2013. We are in the process of developing 28 nanometer geometry processes for baseband products now. Shifting to smaller geometry process technologies or new manufacturing processes may result in reduced manufacturing yields, delays in product deliveries and increased expenses, particularly higher mask and prototyping costs as well as additional expenditures for engineering design tools and related computer hardware.

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

Our future success depends substantially on the continued efforts of our executive officers and key employees, especially Mr. Shuran Wei, our co-founder and our chief executive officer and chief technology officer, and Mr. Liang Zhang, our president. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we may not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us that contains non-compete provisions. However, if any dispute arises between our executive officers and us, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “— Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

As of February 28, 2014, entities affiliated with Warburg Pincus beneficially owned approximately 35.4% of our outstanding share capital. As a result, Warburg Pincus has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Warburg Pincus may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We currently sell most of our products to customers through a small number of independent, non-exclusive distributors, including Auctus Technologies Group Limited, Arrow Asia Pac Ltd. and China Achieve Limited. For the years ended December 31, 2011, 2012 and 2013, 90%, 92% and 90% of our total revenue were from sales through distributors. Our distributors maintain inventories of our products, provide storage, shipping, and other services to us, and provide payment terms to our customers. Sales to Auctus Technologies Group Limited accounted for 52%, 49% and 48% of our revenues in 2011, 2012 and 2013, respectively; sales to China Achieve Limited accounted for 18%, 19% and 22% of our revenue in 2011, 2012 and 2013, respectively; and sales to Arrow Asia Pac Ltd. accounted for 14%, 13% and 8% of our revenues in 2011, 2012 and 2013, respectively. As of December 31, 2013, we had $41.5 million of accounts receivable, of which 70% were due from Auctus Technologies Group Limited, 8% were due from China Achieve Limited and 7% were due from Arrow Asia Pac Ltd. As of December 31, 2013, we also had $54.9 million in inventory, of which $5.7 million was held by our distributors. Our agreements with our distributors are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. If any of our distributors were to default on its obligations and fail to pay our invoices or ship our products in a timely fashion, we may be unable to collect our accounts receivable, recover our inventory, or complete sales to the customers who had placed orders through that distributor, and we may find it difficult to replace that distributor. In the limited cases where we sell directly to our customers, we may also provide credit to them and face similar risks of their defaulting.

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

In 2010, RDA Hong Kong started to have substantial involvement in manufacturing arrangements in the PRC, and began to claim 50% of its profits as offshore sourced and excluded from profits subject to the 16.5% prevailing profits tax rate. We evaluated the business operations of RDA Hong Kong and determined that RDA Hong Kong should have technical grounds to apply for the 50:50 manufacturing offshore claim. In October 2011, RDA Hong Kong received an inquiry letter from the Hong Kong Inland Revenue Department requesting supporting documents for the 50:50 manufacturing offshore claim lodged for the year ended December 31, 2010. After we submitted a reply letter in June 2012, the Hong Kong Inland Revenue Department issued a follow-up inquiry letter in March 2013 on the 50:50 manufacturing offshore claim and the research and development fees we paid to our subsidiaries for the year ended December 31, 2010. RDA Hong Kong is awaiting feedback from the Hong Kong Inland Revenue Department after submission of a reply December 2013. If the Hong Kong Inland Revenue Department determines that RDA Hong Kong should not be eligible for the 50:50 manufacturing offshore claim, RDA Hong Kong would be subject to additional $2.4 million, $4.5 million, $4.4 million and $2.3 million in tax liabilities for the years ended December 31, 2010, 2011, 2012 and 2013 respectively.

The PRC government has provided various tax incentives and subsidies to domestic companies in the semiconductor industry, including RDA Shanghai and RDA Beijing, in order to encourage development of the industry. RDA Shanghai and RDA Beijing currently benefit from tax incentives provided by the PRC tax authorities in the form of preferential tax treatment. See “Operating and Financial Review and Prospects — Taxation.” The PRC tax authorities could reduce or eliminate any or all of these tax incentives at any time in the future, which could in turn have a material adverse effect on our financial condition and results of operations. Our research and development expenses have been partially offset by government research subsidies we have received from the PRC government authorities. For the years ended December 31, 2011, 2012 and 2013, we recorded nil, $1.8 million and $0.9 million in government subsidies as a deduction to research and development expenses after all the conditions were met. As of December 31, 2011 and 2013, we recorded deferred liability for cash subsidy received from the PRC government of approximately $1.7 million and $3.7 million, respectively, because the government had not completed its inspection of the research and development projects qualified for these subsidies at the end of the respective periods. (We recorded a deferred liability for cash subsidy received from the PRC government of nil as of December 31, 2012.) There can be no assurances that we will receive any subsidies in the future.

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

We adopted share incentive plans in August 2005 and November 2009 for the purpose of granting stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2005 plan, we were permitted to issue options to purchase up to 30,000,000 ordinary shares. As of February 28, 2014, we have granted options to purchase 29,883,933 of the ordinary shares reserved under the 2005 plan. Under the 2009 plan, we may issue restricted shares, restricted share units, or options to purchase up to 30,000,000 ordinary shares. As of February 28, 2014, we had granted 7,541,743 options, 6,077,140 restricted share units and 794,213 restricted shares under the 2009 plan. As a result of these grants and potential future grants under the plan, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. We account for compensation costs for all stock options based on the fair market value on the grant date and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP. The expenses associated with share-based compensation will reduce our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

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

U.S. regulations regarding the use of conflict minerals may affect our ability to have our products manufactured at competitive prices.

U.S. regulation defines certain minerals that are sourced from the Democratic Republic of Congo or neighboring countries as conflict minerals. Conflict minerals that may be used in the manufacturing of semiconductors include tantalum, tin, gold and tungsten. The SEC has adopted regulations that will require companies such as ours to disclose their use of conflict materials and to take certain steps to verify that disclosure with their suppliers. Although we expect that we will be able to comply with the requirements of these new regulations, there can be no guarantee that we will be able to gather all the information required. In addition, there is increasing public sentiment that companies should avoid using conflict minerals. There can be no guarantee that we or the foundries that we use to manufacture our semiconductors will be able to obtain adequate supplies of the required materials from other sources. A failure to obtain the necessary information or to maintain adequate supplies of materials that are not classified as conflict minerals may delay production, increasing the risk of our losing customers and business. Further, due to the fact that we outsource production to foundries, we may not be able to trace all usage of conflict minerals and may face reputational harm resulting from disclosure of the use of such conflict minerals.

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

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 and additional implementing regulations in May 2013 that require PRC residents to register with local branches of SAFE if they use assets or equity interests in PRC entities as capital contributions to establish offshore companies, or if they inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas. In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an offshore company (referred to in the SAFE regulations as an “offshore special purpose company”) is required to further update that registration for such things as increases or decreases in the offshore special purpose company’s share capital, transfers or swaps of its shares, mergers, long-term equity or debt investments, and the creation of any security interest.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated by more than 10% since then. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Risks Relating to Our ADSs

If the acquisition of our company by Tsinghua Unigroup is not consummated, the market price of our ADSs could fall significantly and without warning.

Beginning in September 2013, the market price of our ADSs has been heavily influenced by proposals from other parties to acquire our company. On September 27, 2013, we announced an acquisition proposal from Shanghai Pudong Science and Technology Investment Co., Ltd. for $15.50 per ADS. The closing price of our ADSs increased from $13.88 on September 26, 2013, to $15.54 on September 27, 2013. On November 7, 2013, we announced an acquisition proposal from Tsinghua Unigroup Ltd. for $18.00 per ADS. The closing price of our ADSs increased from $15.55 on November 6, 2013, to $17.24 on November 7, 2013. On November 11, 2013, we announced that we had entered into a definitive merger agreement with Tsinghua Unigroup at $18.50 per ADS. The closing price of our ADSs increased from $17.53 on November 8, 2013, to $18.14 on November 11, 2013. On December 20, 2013, we announced that we had entered into an amendment to the definitive merger agreement with Tsinghua Unigroup. The closing price of our ADSs increased from $17.54 on December 19, 2013, to $17.95 on December 20, 2013. The merger agreement with Tsinghua Unigroup was approved at an extraordinary general meeting of our shareholders on December 27, 2013. In the first quarter of 2014, the closing price of our ADSs has remained between $17.58 and $18.28.

Upon completion of the acquisition, we will become a privately held company, our ADSs will no longer be listed on the NASDAQ Stock Market and the American Depositary Shares program for the ADSs will terminate. Each ordinary share in our company, including ordinary shares represented by ADSs, will be canceled in exchange for the right to receive $3.083333 in cash. As each ADS represents six ordinary shares, each ADS holder will receive $18.50 per ADS upon completion of the acquisition in exchange for the cancellation of the underlying ordinary shares, plus an additional $0.05 per ADS to reimburse the holder for the fees payable by the holder to cancel the ADSs under the deposit agreement.

Completion of the acquisition by Tsinghua Unigroup remains subject to the satisfaction or waiver of customary closing conditions set forth in the merger agreement, including the receipt of the required regulatory approvals. We cannot assure you when, or whether, Tsinghua Unigroup will receive such regulatory approvals. If our acquisition by Tsinghua Unigroup is not consummated, there can be no assurance that any other potential acquiror would be interested in attempting to acquire us, and the market price of our ADSs could fall significantly and without warning. Any event or development that delays or casts doubt on the ultimate consummation of the acquisition could also adversely affect the market price of our ADSs.

In addition, we may be required to pay Tsinghua Unigroup a termination fee of RMB450 million ($74.3 million) if the merger agreement is terminated because our board of directors approves another acquisition proposal, or if we receive another acquisition proposal and breach the merger agreement and then are acquired within 12 months of the termination of the merger agreement, or if the acquisition by Tsinghua Unigroup is not consummated because of U.S. regulatory action or inaction.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The closing trading prices of our ADSs ranged from $9.07 to $18.14 in 2013. The price of our ADSs may fluctuate in response to a number of events and factors, including the following:

•                  any event or development that delays, casts doubt on, or prevents the consummation of the acquisition of our company by Tsinghua Unigroup;

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big 4 PRC-based accounting firms.

In December 2012, the SEC brought administrative proceedings against the Big 4 accounting firms in China, including our independent registered public accounting firm, alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big 4 PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial administrative law decision will not become effective until and unless it is endorsed by the full SEC. The accounting firms can then further appeal the final decision of the SEC through the federal appellate courts.

While we cannot predict the outcome of the SEC’s review, nor that of any subsequent appeal process, if the Big 4 PRC-based accounting firms, including our independent registered public accounting firm, are ultimately temporarily barred from practicing before the SEC, we may not be able to meet the reporting requirements under the Exchange Act following the listing of our ADSs in the U.S., which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ Stock Market, in which case our market capitalization may decline sharply and the value of your investment in our ADSs may be materially and adversely affected.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in 2010 and in our follow-on public offering in 2013 are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. As of February 28, 2014, we had 289,889,146 ordinary shares outstanding, of which 102,620,652 ordinary shares, or 35.4%, were held by Warburg Pincus entities. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder will have on the market price of our ADSs. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the market price of our ADSs could decline.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences for U.S. holders.

Depending upon the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. We do not believe we were a PFIC for the 2013 taxable year, but there can be no assurance that we will not be a PFIC for the current or any future taxable year, as PFIC status is tested each taxable year and depends on the composition of our assets and income and the value of our assets in such taxable year. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Considerations” and “ — Passive Foreign Investment Company Rules.”

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

As a Cayman Islands company listed on the NASDAQ Stock Market, we are subject to the NASDAQ Stock Market corporate governance listing standards. However, NASDAQ Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ Stock Market corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and (if we chose to have one) our nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, while NASDAQ Stock Market rules require that an issuer listing common stock hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end, neither the Companies Law of the Cayman Islands nor our articles of association contains such a requirement, and we followed the practices of Cayman Islands with respect to this matter and did not hold an annual general meeting of shareholders in 2011, although we did hold an annual general meeting of shareholders on June 1, 2012 and an extraordinary general meeting of shareholders on December 27, 2013. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ Stock Market corporate governance listing standards applicable to U.S. domestic issuers. For example, NASDAQ Stock Market rules require shareholder approval in certain circumstances when an issuer increases its outstanding shares by 20% or more, but neither the Companies Law of the Cayman Islands nor our memorandum and articles of association contains a similar requirement, and if we chose to follow home country practice under such circumstances, our existing shareholders would not have an opportunity to vote to approve or disapprove of such an increase.

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

Our principal executive offices are located at 6/F, Building 4, 690 Bibo Road, Pudong District, Shanghai 201203, People’s Republic of China. Our telephone number at this address is (86-21) 5027-1108. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, NY 10017.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

Pending Acquisition of Our Company

We held an extraordinary general meeting of shareholders on December 27, 2013 to consider the definitive merger agreement dated November 11, 2013 and amended as of December 20, 2013, between us and Tsinghua Unigroup, pursuant to which our company would become a subsidiary of Tsinghua Unigroup. Under the terms of this merger agreement, each ADS (representing six ordinary shares) of our company will be converted into the right to receive US$18.50 in cash and each ordinary share will be converted into the right to receive US$3.083333 in cash. Shareholders constituting a valid quorum were present in person or by proxy at the extraordinary general meeting and approved all of the proposed resolutions, including (1) the merger agreement, (2) the plan of merger required to be filed with the Registrar of Companies in the Cayman Islands to give effect to the acquisition of our company by Tsinghua Unigroup and (3) the transactions contemplated by the merger agreement. Completion of the acquisition remains subject to the satisfaction or waiver of other customary closing conditions set forth in the merger agreement, including the receipt of the required regulatory approvals. See “Item 3.D. — Risk Factors — Risks Relating to Our ADSs — If the acquisition of our company by Tsinghua Unigroup is not consummated, the market price of our ADSs could fall significantly and without warning.”

Upon completion of the acquisition, we will become a privately held company, our ADSs will no longer be listed on the NASDAQ Stock Market and the American Depositary Shares program for the ADSs will terminate. Each ordinary share in our company, including ordinary shares represented by ADSs, will be canceled in exchange for the right to receive $3.083333 in cash. As each ADS represents six ordinary shares, each ADS holder will receive $18.50 per ADS upon completion of the acquisition in exchange for the cancellation of the underlying ordinary shares, plus an additional $0.05 per ADS to reimburse the holder for the fees payable by the holder to cancel the ADSs under the deposit agreement.

Under the merger agreement, Tsinghua Unigroup may be required to pay us a termination fee of RMB450 million ($74.3 million) if the merger agreement is terminated (i) by us or Tsinghua Unigroup if the acquisition is not completed within three months after the announcement and effectiveness of the implementation rules of the PRC State Council Notice Regarding the Publication of Catalogue of Investment Projects Subject to Governmental Approval (2013 Version), and such non-completion of the acquisition is due to Tsinghua Unigroup’s failure to obtain the required PRC government approvals; or (ii) by us if Tsinghua Unigroup shall not have either (A) obtained a confirmation letter or its equivalent from the PRC National Development and Reform Commission with respect to the acquisition or (B) completed the required registration of the acquisition with the National Development and Reform Commission under the implementation rules in all material respects within 60 days after the announcement and effectiveness of the implementation rules, in each case of (i) and (ii), other than as a result of a breach of the merger agreement by us. We may be required to pay Tsinghua Unigroup a termination fee of RMB450 million ($74.3 million) if the merger agreement is terminated because our board of directors approves another acquisition proposal, or if we receive another acquisition proposal and breach the merger agreement and then are acquired within 12 months of the termination of the merger agreement, or if the acquisition by Tsinghua Unigroup is not consummated because of U.S. regulatory action or inaction.

B. Business Overview

We are a China-based fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency semiconductors for cellular, connectivity, and broadcast applications. We shipped our first product in 2005, and our diversified product portfolio currently includes feature phone baseband, smartphone baseband, radio-frequency front end modules, power amplifiers, Wi-Fi, transceivers, Bluetooth systems-on-chip, set-top box tuners, Bluetooth and FM combo chips, FM radio receivers, walkie-talkie transceivers, LNB satellite down converters, analog mobile television receivers and CMMB mobile television receivers. Since inception, we have been dedicated to meeting the specific needs of the manufacturers of wireless devices based in China. In particular, we seek to provide the high levels of product integration, rapid time-to-market and flexible design as well as the local sales service and engineer support valued by this customer base.

Our core competency is the design of highly integrated, high-performance radio-frequency and mixed-signal systems-on-chip. We have developed our core competency through a combination of technical know-how, system- and application-level knowledge and expertise in mixed-signal integrated circuits which convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Through internal development, licensing and acquisition, we have assembled an extensive library of radio-frequency, mixed-signal, and digital signal processing building blocks which enables us to develop our comprehensive system-level intellectual property. Our system-level intellectual property includes feature phone baseband and smartphone baseband, FM, Bluetooth, WiFi, GPS, analog mobile television, CMMB, DAB, and other radio-frequency components including 2G and 3G transceivers, DVB-T and DVB-S tuners, and power amplifiers. Our technology platform, comprising all the above, enables us to improve our design efficiency, increase the productivity of our engineers and develop new products quickly to meet customer requirements.

We initially focused on developing radio-frequency products for the wireless semiconductor market. Our radio-frequency product line has expanded over the years from power amplifiers to a broad range of technologies, including Bluetooth systems-on-chip. More recently, we have introduced a highly integrated combo chip containing FM, Bluetooth and WiFi capabilities and power amplifiers designed for the 3G market. In April 2012, we entered the baseband market with our acquisition of Coolsand’s baseband business and intellectual properties, and since then we have shipped over 200 million 2G baseband chips. Our new EDGE baseband chip is also in volume production.

We currently have more than 1,100 customers, most of which are located in our primary market, China. Our customers include the top branded handset manufacturers in China, including ZTE, Huawei, Tianyu, and TCL, and the top design houses in China, including Longcheer, Huiye, Tinno and Wingtech. We have started to expand our customer base outside of China by selling TD-SCDMA transceivers, DVB-S tuners, GSM power amplifier switch modules, and Edge transceivers to Samsung and DVB-S tuners to LG Innotek. In addition, we expanded sales of our TD-SCDMA transceivers to tier-one handset providers such as ZTE and Huawei, which use our TD-SCDMA products in their smartphones for the China market. Since our inception, over two billion RDA units have been incorporated into mobile handsets, set-top boxes, MP3 players and other wireless and consumer electronic devices and sold to consumers in China, Southeast Asia, India, the Middle East, Africa, Russia, and Latin America.

We recorded revenue of $288.9 million and net income of $51.6 million in 2011, revenue of $391.3 million and net income of $52.9 million in 2012, and revenue of $345.0 million and net income of $28.0 million in 2013. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Factors Affecting Our Results of Operations — Revenue” for a discussion of the seasonality of our revenues.

Products

We design, develop, and market wireless systems-on-chip and radio-frequency semiconductors for a broad range of cellular, connectivity, and broadcast applications in consumer electronics devices, principally in mobile handsets.

Cellular Products.

Our cellular products, including power amplifiers, switches, front end modules, transceivers and basebands for mobile handsets, comprise the basic platform for wireless voice, data or video transmission. The digital baseband performs digital processing on the signal, implementing the wireless modulation scheme and encoding and extracting voice signals in and out of the transmission protocol. The transceiver sits between the power amplifier and the baseband and plays an important role in transmission and reception quality. The power amplifier amplifies the radio signal from the transceiver and sends the output through the antenna, while the switch allows multi-band power amplifiers and multi-band receivers to share the same antenna. Front end modules integrate power amplifiers and switches. In 2013, we introduced our first EDGE smartphone product, a single chip system-on-chip that integrates an ARM ® Cortex™-A5 processor, advanced graphic engine and multi-mode video decoder, EDGE modem, radio frequency transceiver, power management unit and audio codec in a 40 nanometer process.

The following table shows our principal cellular products currently in production, in each case showing the first year when the product was introduced:

Cellular Products	Year
GSM/EDGE power amplifier module	2009
3G switch module	2009
Radio frequency switch	2009
GSM power amplifier and switch module (IPD)	2010
TD-SCDMA/GSM power amplifier module	2010
WCDMA power amplifier module	2011
SCDMA transceiver	2006
PHS transceiver	2007
EDGE transceiver	2010
TD-SCDMA/EDGE dual-mode transceiver	2011
TD-SCDMA power amplifier module	2011
TD-SCDMA front end module	2012
GSM baseband	2012
CDMA power amplifier	2012
CDMA/WCDMA/LTE Power Amplifier Module	2013
WiFi Front End Module	2013
EDGE smartphone baseband	2013

Connectivity Products.

Connectivity products are products that enrich user experience by incorporating additional two-way communications features into mobile handsets and other devices. We produce highly integrated Bluetooth system-on-chip with radio transceiver and baseband processor that are compliant with Bluetooth 2.1 + EDR specification and provide an optimal solution for data and voice applications. Bluetooth functionality in a mobile device allows the user to connect to an earphone or a hands-free car speaker phone or to share files with other mobile devices. We have succeeded in integrating Bluetooth with an FM radio receiver as a system-on-chip. In 2013, we introduced a first generation Bluetooth earphone and remote controller product.

The following table shows our principal connectivity products currently in production, in each case showing the first year of volume production:

Connectivity Products	Year
Bluetooth system-on-chip for mobile handsets	2009
Bluetooth + FM system-on-chip for mobile handsets	2010
WiFi (11bg) + Bluetooth + FM system-on-chip for mobile handsets	2011
Walkie-talkie transceiver for family radio service applications	2009
Walkie-talkie transceiver for professional applications	2010
Bluetooth system-on-chip with micro control unit	2012
Bluetooth ROM version system-on-chip (earphone and remote controller)	2013

Broadcast Products.

Our broadcast products, including radio and television receivers and tuners, receive rich media content via broadcast technology on mobile handsets, set-top boxes, portable media players, and other devices. Our FM radio receivers are highly integrated single-chip broadcast FM stereo radio receivers with a small form factor. They permit reception of FM broadcasts through mobile handsets, portable media players, and other portable devices. We also have an FM product that has a receiver and transmitter, which allows the user to share music with others wirelessly. Our DVB-S tuner is a fully integrated satellite set-top-box tuner compliant with the DVB-S and DVB-S2 and China’s ABS-S standards and can provide all of the radio-frequency functions in set-top boxes. Our DVB-T tuner offers phase noise reduction and low implementation cost, and its fully integrated design reduces board space requirements and simplifies radio-frequency layout, thus lowering system cost. Our LNB satellite down converter can convert 10 gigahertz satellite signals into a lower frequency which set-top boxes can receive and replaces the traditional discrete components, which improves factory throughput and product consistency. Our analog mobile television receiver is a fully integrated system-on-chip that allows the user to receive analog television broadcasts on a mobile handset or other mobile device. In 2013, we introduced a TV tuner for the mainstream TV market.

The following table shows our principal broadcast products currently in production, in each case showing the first year of volume production:

Broadcast Products	Year
FM radio receiver	2007
FM radio receiver with radio data system	2008
FM radio receiver and transmitter	2009
Analog mobile television receiver system-on-chip	2010
DVB-S satellite tuner	2007
DVB-S2 satellite tuner	2008
LNB satellite down converter	2009
DVB-T tuner	2010
Television tuner for portable DVD	2012
GPS low noise amplifier	2012
Television tuner	2013

Technology

We have developed high-performance CMOS-based radio-frequency and mixed-signal technology, system-on-chip technology and gallium arsenide-based technology. CMOS, which stands for “complementary metal oxide semiconductor,” is the most common technology for manufacturing semiconductors and enables us to produce low cost, power efficient products. The gallium arsenide (or GaAs) fabrication process is more expensive, but it has advantages for designing semiconductors for certain products, including particularly power amplifiers, because it provides greater linearity and higher power output.

We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We completed migration from 110 nanometer to 55 nanometer geometry processes in 2011, and we completed migration from 55 nanometer to 40 nanometer geometry processes for baseband products in 2013. We are in the process of developing 28 nanometer geometry processes for baseband products now.

An integrated wireless product is typically partitioned into three major components: the controller, the radio-frequency component, and the digital signal processing component. We believe that the primary complexity of creating larger wireless system-level products is with the radio-frequency and digital signal processing components, which requires expertise in analog and mixed-signal technologies. The majority of our engineers specialize in software digital design and radio-frequency design. Implementation-level techniques for our radio-frequency and digital signal processing blocks are refined every time we tape out a new product, allowing us to further improve device performance and reduce die sizes. We develop the controllers by using CPUs licensed by third parties like ARM, and protocol and software stacks we developed, licensed or acquired. We believe that we have considerable expertise in both front-end design and back-end layout. In radio-frequency design, front-end design (i.e., circuit topology) determines the ultimate performance limitations, and back-end layout determines to what degree this performance can be achieved.

We have built a wireless system-on-chip technology platform that we can utilize to increase design efficiency and raise the productivity of our engineers. This allows us to achieve shorter product cycles and faster time-to-market.

Customers

We currently have more than 1,100 customers, most of which are located in our primary market, China. We sell our products primarily to mobile handset design houses and manufacturers, set-top box design houses and manufacturers, and other consumer electronics manufacturers. Over two billion units of our products have been incorporated into mobile handsets, set-top boxes, MP3 players and other wireless and consumer electronic devices and sold to consumers in China, Southeast Asia, India, the Middle East, Africa, Russia, and Latin America. Our customers include the top branded handset manufacturers in China, including ZTE, Huawei, Tianyu, and TCL, and the top design houses in China, including Longcheer, Huiye, Tinno and Wingtech. We have started to expand our customer base outside of China by selling TD-SCDMA transceivers, DVB-S tuners, GSM power amplifier switch modules, and Edge transceivers to Samsung and DVB-S tuners to LG Innotek. In addition, we expanded sales of our TD-SCDMA transceivers to tier-one handset providers such as ZTE and Huawei, which use our TD-SCDMA products in their smartphones for the China market.

We have a diversified customer base and none of our customers accounted for 10% or more of our revenue in 2011 or 2012. Two of our customers accounted for more than 10% of our revenue in 2013, with 11.5% and 10.4%. In the aggregate, our ten largest customers accounted for 33.3%, 40.3% and 52.4% for 2011, 2012 and 2013, respectively. As we have been providing more favorable incentives to our top customers, for example higher rebates, they have tended to increase their orders with us.

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

We currently sell most of our products to customers through a small number of independent, non-exclusive distributors, including Auctus Technologies Group Limited, Arrow Asia Pac Ltd. and China Achieve Limited. For the years ended December 31, 2011, 2012 and 2013, 90%, 92% and 90% of our total revenue were from sales through distributors. Our distributors maintain inventories of our products, provide storage, shipping, and other services to us, and provide payment terms to our customers. Sales to Auctus Technologies Group Limited accounted for 52%, 49% and 48% of our revenues in 2011, 2012 and 2013, respectively; sales to China Achieve Limited accounted for 18%, 19% and 22% of our revenue in 2011, 2012 and 2013, respectively; and sales to Arrow Asia Pac Ltd. accounted for 14%, 13% and 8% of our revenues in 2011, 2012 and 2013, respectively. We currently have a total of eight distributors and we add and drop distributors from time to time. While we issue invoices to our distributors and ship products to them, we do not consider them to be customers. Only in limited cases do we sell directly to our customers.

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

Sales and Marketing

We market our products through our direct sales force and through independent distributors. We organize our direct sales force by region and have sales teams based in Beijing, Shanghai, Shenzhen, Korea and India.

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

Competition

As we target and supply products to multiple markets and applications, we face competition from a large number of firms. We compete with MediaTek in a number of products related to mobile handsets in China as well as with multinationals such as Qualcomm, Broadcom, Intel, and STMicroelectronics that offer a broad line-up of stand-alone and integrated semiconductor solutions. In addition, there are companies that we compete with in one particular product or product family, such as Spreadtrum in baseband, RF Micro Devices, Skyworks, Triquint, Avago and Murata in power amplifiers, switches and front end modules; NXP and Silicon Laboratories in FM radio receivers; Maxim and Zarlink in DVB-S tuners; Maxim, MaxLinear and NXP in DVB-T tuners; Newport Media in analog mobile television receivers; Samsung and CSR plc in Bluetooth solutions; Marvell, Qualcomm Atheros, CSR plc and Texas Instruments in WiFi combo chips; and Newport Media, Innofidei, Maxscend, TelePath Technologies and Siano in CMMB television. As we enter new markets, we may face new competitors.

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

Intellectual Property

Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality agreements. As of February 28, 2014, we have 69 patents issued by the State Intellectual Property Office of the PRC in the integrated circuit field and an additional 28 patent applications pending. There can be no assurance that patents will ever be issued with respect to these applications. We claim copyright protection for proprietary documentation for our products. We have registered the visual images of 17 integrated circuits with the State Intellectual Property Office of the PRC. We have also registered the “RDA” logo as a trademark in China. We rely in some circumstances on trade secrets to protect our technology.

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

On December 29, 2011, we signed an intellectual property license and development agreement with Trident Microsystems. Under this agreement, we paid $16.0 million in cash to secure a non-exclusive, worldwide, non-transferable license to develop, manufacture and sell derivative versions of the Trident SX5 Digital TV system-on-chip platform for a period of 10 years. We use this intellectual property to develop products for the television and display markets.

On March 22, 2012, we acquired all of the baseband intellectual property of Coolsand Technologies (Hong Kong) Limited, or Coolsand, a privately owned company controlled by Warburg Pincus entities. The consideration paid was $46 million, including cash, ordinary shares and offset of accounts receivable due. Handset functionalities are increasing rapidly and as a result the integrated circuits used in the handset require a higher level of integration. Connectivity functions such as Bluetooth and FM radio are being integrated into the baseband and standalone Bluetooth and FM radio products may eventually become redundant. We made the decision to acquire Coolsand’s baseband technology in part to enable us to cope with the higher level of integration that we expect and in part to allow us to enter the baseband market and thus increase our total addressable market.

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

Wafer Fabrication.

We use industry-standard CMOS manufacturing process technology for our radio-frequency semiconductors and gallium arsenide technology for our power amplifier semiconductors. We use a number of different foundries to fabricate our semiconductor wafers, including Semiconductor Manufacturing International Corporation (SMIC) in China, Taiwan Semiconductor Manufacturing Company (TSMC) in Taiwan, IBM in the United States and GlobalFoundries in Singapore for our CMOS semiconductors and WIN Semiconductors and Wavetek Microelectronics Corporation in Taiwan for our gallium arsenide semiconductors. We completed migration from 110 nanometer to 55 nanometer geometry processes in 2011, and we completed migration from 55 nanometer to 40 nanometer geometry processes for baseband products in 2013. We are in the process of developing 28 nanometer geometry processes for baseband products now. The number of foundries worldwide that can meet our fabrication needs is limited, especially for gallium arsenide semiconductors and for our IPD front end modules.

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

Research and Development

We have 230 R&D engineers (152 of whom have advanced degrees) as of December 31, 2013, compared to 219 R&D engineers as of December 31, 2012 and 153 R&D engineers as of December 31, 2011. We generally recruit directly from universities, typically graduates with advanced degrees, because we find that skills developed with other semiconductor designers are not necessarily transferable to our business. In many cases, the R&D engineers who originally developed a product are also directly involved in supporting the customers who use it.

Our Shanghai operating subsidiary, RDA Microelectronics (Shanghai), Inc., has been certified in conformity with the ISO 9001:2008 standard in its research and development of wireless communication circuitry.

We incurred research and development expenses of $32.8 million, $54.6 million and $64.9 million in 2011, 2012 and 2013, representing 11.3%, 14.0% and 18.8% of our revenues in those years, respectively.

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

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

China has had preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning integrated circuit design enterprises since 2000. On January 28, 2011, the State Council promulgated a notice regarding measures to encourage the development of the software and integrated circuit industry which, among other things, further stipulates and/or restates encouragement policies in respect of the integrated circuit design industry. To facilitate the implementation of this notice, the Treasury Department and the State Administration of Taxation promulgated a circular on April 20, 2012 to further specify or restate the policy of preferential treatment and set forth the qualifications for eligible integrated circuit companies. On December 3, 2013, the Ministry of Industry and Information Technology, the National Development and Reform Commission, the Ministry of Finance and the State Administration of Taxation issued a notice for administration of accreditation of integrated circuit design enterprises, to further clarify the regulations and rules governing integrated circuit design enterprises and accelerate the development of the industry of integrated circuit design.

Accreditation of Integrated Circuit Design Enterprises

Duly accredited integrated circuit design enterprises may qualify for certain preferential industrial policies. In order to obtain accreditation, an integrated circuit design enterprise must:

•                  be a legally established enterprise whose principal business is integrated circuit design;

•                  have a ratio of employees who have signed a labor contract holding a junior college or a higher academic degree to the total average monthly employees in the current year of not less than 40%, and a ratio of research and development staff to the total average monthly employees in the current year of not less than 20%;

•                  be in possession of certain core technology and carry out business activities based on it. The ratio of the total R&D expenses to the total sales (business) income of enterprise must be not less than 6%, and the ratio of R&D expenses incurred in China to the total R&D expenses must be not less than 60%;

•                  have a ratio of IC design and sales (business) income to total income of not less than 60%, and a ratio of independent IC design sales (business) income to total income of not less than 50%;

•                  have independent intellectual property rights for its main business;

•                  have the means and capacity to ensure the quality of designed products, and establish the quality management system meeting the requirements of integrated circuits and provide archive records of the process of effective operations;

•                  have production premises, hardware and software equipment and other developmental environments which are compatible with integrated circuit design, and the technical supporting environment related to the provision of services;

In order to renew the accreditation as integrated circuit design enterprises, in addition to fulfilling the abovementioned requirements, the sales (business) income of the enterprise for the previous fiscal year shall normally be no less than RMB2,000,000.

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

Exemption, Setoff and Refund Measures for Export-Related Value-added Tax. Effective May 1, 2011, integrated circuit design enterprises that have been established for more than two years are entitled to preferential treatment when they engage in (i) the export of goods that they independently developed and designed and other enterprises processed, or (ii) the export of goods whose production and processing they entrusted to other domestic enterprises, or (iii) the export of goods which such enterprises entrusted to overseas enterprises for processing and imported into China to be re-exported under their own brand name. The preferential treatment includes exemptions, setoffs and refunds of the export-related value-added tax. RDA Shanghai and RDA Beijing are not currently engaged in the export of goods and thus do not make use of this preferential treatment.

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

RDA Shanghai was eligible for the 15% preferential tax rate as a high and new technology enterprise in 2012 and 2013. RDA Shanghai intends to renew its qualification as a “high and new technology enterprise” in 2014 to continue enjoying the 15% preferential tax rate. RDA Beijing was eligible for the 50% exemption as an accredited integrated design enterprise in 2012. RDA Beijing was eligible for the 15% preferential tax rate as a high and new technology enterprise in 2013 and is eligible for the 15% preferential tax rate as a high and new technology enterprise in 2014.

Integrated circuit design enterprises also benefit from other forms of preferential tax treatment in addition to the five-year full and partial exemption discussed above, such as being allowed to deduct the actual amount of employee training expenses in the calculation of its taxable income.

Business Tax and Value-added Tax. In 2012 and 2013, the PRC government implemented a pilot program to levy a 6% value-added tax on revenues generated from certain kinds of services in lieu of the 5% business tax. RDA Shanghai and RDA Beijing have been subject to a 6% value-added tax on all of their revenue since January 2012 and September 2012, respectively. However, revenue from technology transfer and related R&D services can be exempted from value-added tax, subject to government approval on a case-by-case basis. Before the PRC government phased in the value-added tax to replace the 5% business tax, RDA Shanghai and RDA Beijing had been subject to the 5% business tax on their revenue. The business tax had also been subject to exemption by government approval on a case-by-case basis.

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

We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality procedures. As of February 28, 2014, we have 69 patents issued by the State Intellectual Property Office of the PRC in the integrated circuit field and an additional 28 patents application pending.

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

As of February 28, 2014, we have registered the visual images of 17 integrated circuits with the State Intellectual Property Office of the PRC.

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

On August 29, 2008, SAFE issued a circular regulating the conversion of foreign currency into RMB by a foreign-invested company by restricting how the converted RMB may be used. The circular requires that the registered capital of a foreign-invested enterprise settled in RMB that is converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On May 11, 2013, SAFE further issued a circular on regulating domestic direct investment by foreign investors. The circular requires that the foreign exchange capital and RMB capital obtained through foreign exchange settlement shall actually be used only by and for such enterprises themselves within their business scopes. Violations of the circulars may result in severe penalties, such as heavy fines.

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

SAFE Regulations on Offshore Special Purpose Companies

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 and additional implementing regulations in May 2013 that require PRC residents to register with local branches of SAFE if they use assets or equity interests in PRC entities as capital contributions to establish offshore companies, or if they inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas. In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an offshore company (referred to in the SAFE regulations as an “offshore special purpose company”) is required to further update that registration for such things as increases or decreases in the offshore special purpose company’s share capital, transfers or swaps of its shares, mergers, long-term equity or debt investments, and the creation of any security interest.

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

C. Organization Structure

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment

Our headquarters are located in Shanghai, and we maintain research facilities in both Shanghai and Beijing. We maintain small sales offices in Shenzhen and in Seoul, Korea, and we are expanding our office in Hong Kong to handle procurement, investment, strategic planning, and certain other functions in addition to sales. We lease an aggregate of approximately 2,424 square meters of office space in Shanghai, approximately 1,770 square meters of office space in Beijing, approximately 838 square meters of office space in Shenzhen, approximately 106 square meters of office space in Seoul and approximately 100 square meters of office space in Hong Kong.

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

We were founded in 2004 and began shipping SCDMA transceivers and power amplifiers in 2005. We expanded our product portfolio to include GSM power amplifiers, FM radio receivers, and DVB-S satellite tuners, Bluetooth system-on-chip, switches, and walkie-talkie transceivers between 2007 and 2010. We currently sell over 30 products for cellular, connectivity, and broadcast applications. In 2013, we generated most of our revenue from basebands, power amplifiers, Bluetooth systems-on-chip and WiFi. Cellular products contributed the majority of our revenue through 2007, after which our revenue diversified as we introduced more broadcast and connectivity products to our product portfolio. With our introduction of baseband products, however, cellular products contributed the majority of our revenue once again in 2012.

In 2013, we introduced our first EDGE smartphone product, a single chip system-on-chip that integrates an ARM ® Cortex™-A5 processor, advanced graphic engine and multi-mode video decoder, EDGE modem, radio frequency transceiver, power management unit and audio codec in a 40 nanometer process. We also introduced an updated model of our GSM baseband product and a first generation Bluetooth earphone and remote controller product.

We are also migrating to smaller geometry process technologies to reduce our costs. We completed migration from 55 nanometer to 40 nanometer geometry processes for baseband products in 2013 and we are in the process of developing 28 nanometer geometry processes for baseband products now. We expect successful implementation of these plans to help reduce our costs and improve our gross margin.

We have grown rapidly since our inception. Our revenue increased from $1.2 million in 2005 to $391.3 million in 2012, and we also recorded a net income of $52.9 million in 2012, as compared to a net loss of $6.0 million in 2005. However, our revenue declined to $345.0 million in 2013 and our net income declined to $28.0 million.

We currently have more than 1,100 customers, most of which are located in China. We anticipate that most of our revenue will continue to be derived from sales to our customers in China. However, a significant number of mobile handsets, set-top-boxes, and other products designed and manufactured by our customers and incorporating our products are sold outside China, principally in emerging markets. We have a diversified customer base and none of our customers accounted for 10% or more of our revenue in 2011 or 2012. Two of our customers accounted for more than 10% of our revenue in 2013, with 11.5% and 10.4%. In the aggregate, our ten largest customers accounted for 33.3%, 40.3% and 52.4% for 2011, 2012 and 2013, respectively. As we have been providing more favorable incentives to our top customers, for example higher rebates, they have tended to increase their orders with us. We currently sell most of our products to customers through a small number of independent, non-exclusive distributors.

Factors Affecting Our Results of Operations

End User Demand

Most of our products are incorporated in mobile devices (such as handsets, MP3 players, walkie-talkie transceivers and tablets) and set-top boxes. As a result, the demand for our products is driven by demand for the products in which they are incorporated. The global market for mobile handsets and other mobile devices is driven by the degree to which the number of end users grows and existing end users replace and upgrade their mobile devices. The market for set-top boxes is driven primarily by cost and new standards and is also affected by government policy. The replacement market for mobile devices is driven by the introduction of new standards (such as 3G and 4G) or new devices (such as smartphones and tablets) that are attractive to end users in terms of design, features, aesthetics, and functions. The increasing number of end users for mobile handsets, particularly in emerging markets, is driven primarily by lower priced tariffs, lower cost mobile devices, new features, and promotional activities undertaken by the operators.

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

Cost Reductions

We have been able to reduce the average per unit costs for our products primarily by redesigning our products to achieve smaller die sizes, which reduces material costs. We have been working to migrate our process technology to increasingly smaller sizes in order to improve our cost competitiveness. We began production of 110 nanometer designs in May 2010 and we have developed Bluetooth, FM, CMMB, WiFi + Bluetooth + FM combo and analog television using 55 nanometer designs in 2011. We completed migration from 55 nanometer to 40 nanometer geometry processes for baseband products in 2013 and we are in the process of developing 28 nanometer geometry processes for baseband products now. Integration also helps us reduce material costs. Our GSM baseband product integrates a quad-band radio-frequency transceiver, power management unit, Bluetooth, FM receiver, and class-K audio amplifier in a single-chip design that significantly reduces costs as compared to multiple separate chips. Our EDGE smartphone product is a single chip system-on-chip that integrates an ARM ® Cortex™-A5 processor, advanced graphic engine and multi-mode video decoder, EDGE modem, radio frequency transceiver, power management unit and audio codec in a 40 nanometer process

Our integrated passive device (IPD) technology has allowed us to reduce costs on certain front end module designs. We have also negotiated more favorable pricing with the foundries and the testing and packaging vendors we have used as the scale of our business has grown and we have achieved higher unit volumes. We have worked with foundries to reduce our costs by improving manufacturing yields. In general, new products tend to have higher unit cost due to the initially low production volumes required by our customers and initially low manufacturing yields. As we ramp up our production volumes, unit production costs tend to decrease. The cost of wafer fabrication and testing and packaging services, which are significant components of our cost of revenue, vary cyclically with overall demand for semiconductors and our suppliers’ available capacity for such products and services.

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

Operating Expenses

Our operating expenses primarily consist of research and development expenses and selling, general, and administrative expenses. Our operating expenses have been growing in absolute terms as we have expanded our business.

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

RDA Shanghai received preferential tax treatment from its local government and, as an accredited integrated circuit design enterprise, from the PRC national government as well. Taken together, the result was to reduce its income tax rate to 10% in 2009. RDA Shanghai has qualified as a “high and new technology enterprise” and was subject to income tax at a preferential rate of 15% in 2010. In 2011, RDA Shanghai completed the renewal of this qualification for the three years from 2011 through 2013. See “PRC Regulation — Regulations and Policies that Encourage the Development of Semiconductor Design Companies — Preferential Taxation Policies.” We intend to apply to renew this qualification during 2014.

As an accredited integrated circuit design enterprise, RDA Beijing was exempt from income tax in 2009. RDA Beijing was subject to income tax at a preferential rate of 12.5% in 2010, 2011 and 2012 as an accredited integrated circuit design enterprise and 15% in 2013 as a “high and new technology enterprise” and will be subject to income tax at a preferential rate of 15% in 2014. See “PRC Regulation—Regulations and Policies that Encourage the Development of Semiconductor Design Companies—Preferential Taxation Policies.”

RDA Shanghai and RDA Beijing have been subject to a 6% value-added tax on all of their revenue since January 2012 and September 2012, respectively. However, revenue from technology transfer and related R&D services can be exempted from value-added tax, subject to government approval on a case-by-case basis. Before the PRC government phased in the value-added tax to replace the 5% business tax, RDA Shanghai and RDA Beijing had been subject to the 5% business tax on their revenue. The business tax had also been subject to exemption by government approval on a case-by-case basis.

Dividends. Under the PRC enterprise income tax law, dividends from our PRC subsidiaries out of earnings generated after the new law came into effect on January 1, 2008, are subject to a withholding tax which may be as high as 20%, although under the detailed implementation rules promulgated by the PRC tax authorities the effective withholding tax is currently 10%. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of our PRC subsidiaries that are directly held by our Hong Kong subsidiary benefit from a reduced withholding tax rate of 5% (if RDA Hong Kong is qualified as the beneficial owner) under the arrangement to avoid double taxation between Hong Kong and the central government of the PRC. Dividend payments are not subject to withholding tax in Hong Kong, the British Virgin Islands, or the Cayman Islands.

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

We sell the majority of our products through distributors under arrangements allowing for price protection and product return. If we decrease the price of any products, a distributor will receive a credit to adjust the inventory held by the distributor to the new decreased price. In addition, if the price to the customer was lower than the price paid to us by the distributor, the distributor will receive a credit for the difference. The master agreements with distributors do not restrict the amount or time period of price protection on unsold products. We may be required to grant price discounts below the cost of a product if the market price for such product declines significantly. Through December 31, 2012 and 2013, we have not experienced such a price decline that would reduce selling price below cost. The amount and time period of return rights vary by distributor, but generally, distributors have the right to return unsold products. Due to rapid changes in technology, consumer preferences and prices, we cannot reliably estimate our returns or price adjustments. Accordingly, we do not recognize revenue until the products are sold to the customers by the distributors and the above criteria are met. The related products held by distributors are included in our inventory balance at lower of cost or market price. We record product shipping costs in cost of sales. Our distribution agreements are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. In the event of termination, we are required to repurchase unsold inventory from the distributor, and if the distributor terminates without cause, the repurchase price will be reduced by a 5% handling charge.

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

Long-Lived Assets

Intangible assets consists of software licenses and technologies that we purchased or acquired through business acquisition. Purchased intangible assets are stated at cost, net of accumulated amortization, and are amortized using the straight-line method over their estimated useful lives. Our research and development expenses for the years ended December 31, 2012 and 2013 included $5.8 million and $7.4 million, respectively, for the amortization of newly acquired baseband technologies and $1.5 million and $1.6 million, respectively, for the amortization of digital TV intellectual property.

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

No impairment of long-lived assets was recorded for the periods presented and the fair value of the reporting unit is substantially in excess of the carrying value of the goodwill for the 2013 annual goodwill impairment test.

Share-Based Compensation

We have adopted ASC 718, “Stock Compensation,” which requires all grants of share-based awards, including restricted share units, restricted shares and stock options, to be recognized in the financial statements based on their grant date fair values.

We have made the following stock option and restricted share unit grants since January 1, 2013:

Grant Date	Grant Type	Number of Stock Options and Restricted Share Units Granted	Fair Value of Each Stock Option and Restricted Share Unit
April 1, 2013	Option	790,170	$1.2653
April 1, 2013	Option	1,055,448	$1.2710
April 1, 2013	Restricted share units	90,810	$1.5417
May 14, 2013	Restricted share units	43,614	$1.6050

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

We had 13,331,229 stock options outstanding as of December 31, 2013. The aggregate intrinsic value of all our stock options outstanding as of December 31, 2013 was $34,570,135 based on a price of $2.98 per ordinary share or $17.88 per ADS.

Since our IPO in 2010, we have granted options under the 2009 plan on April 20, 2011, July 6, 2011 and May 9, 2012. Under ASC 718, we applied the binomial valuation model in determining the fair value of these options, as these options were granted in-the-money. The estimated value of options is determined based on the market price of the underlying ordinary shares, the exercise prices of the options and the following assumptions, using the binomial option pricing model:

	2011 Grants	2012 Grants	2013 Grants
Risk-free interest rate (per annum) (1)	3.12%-3.43%	1.870%	1.870%
Exercise multiple (2)	2.5–2.8	2.5	2.5
Expected volatility (3)	47.86%–48.08%	44.70%	43.36%
Dividend yield (4)	—	—	—

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

(4)                  At the times when we made these grants, we had no expectation of paying dividends on our ordinary shares, and no history of paying dividends on our ordinary shares other than a special one-time cash dividend of $0.20 per ordinary share, or $1.20 per ADS, paid on October 18, 2012 to shareholders of record as of the close of business on October 1, 2012. We adopted a quarterly dividend policy only after our 2013 grants had been made.

Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost is comprised of direct material costs and, where applicable, shipping and handling and overhead incurred in bringing the inventories to their present location and condition. Inventory write-downs include write-downs for obsolete and excess inventory based on our forecasts of demand over specific future time periods and write-downs to value inventory at the lower of cost or market which rely on forecasts of average selling prices in future periods. If economic, competitive, or other factors cause market conditions to be less favorable than those we have projected, additional inventory write-downs may be required, which could have a material adverse effect on our future results of operations. We wrote down $11.0 million of inventory in 2011, which primarily included $3.2 million due to the migration to 55nm process and $3.2 million due to design defects in certain power amplifiers. We wrote down $7.2 million of inventory in 2012, which included $3.9 million due to excess inventory and quality issues with certain power amplifiers. We wrote down $10.4 million of inventory in 2013, which included $6.4 million and $1.5 million due to excess inventory and quality issues with certain power amplifiers and baseband products, respectively. Accordingly, as of December 31, 2011, 2012 and 2013, $8.5 million, $8.1 million and $11.3 million, respectively, of our inventory had been written down to a zero balance.

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

	For the Year Ended December 31
	2011	2012	2013
	(as a percentage of revenue)
Summary Consolidated Statement of Operations Data:
Revenue	100.0	100.0	100.0
Cost of revenue	(65.5)	(67.8)	(68.3)
Gross profit	34.5	32.2	31.7
Operating expenses:
Research and development expenses	(11.3)	(14.0)	(18.8)
Selling, general and administrative expenses	(4.9)	(4.3)	(4.6)
Total operating expenses	(16.2)	(18.3)	(23.4)
Income from operations	18.3	13.9	8.3
Income before income tax expense	19.5	14.7	9.0
Income tax expense	(1.6)	(1.2)	(0.9)
Net income	17.9	13.5	8.1
Share-based compensation was allocated in operating expenses as follows:
Research and development	(0.7)	(0.4)	(0.5)
Selling, general and administrative	(0.6)	(0.4)	(0.5)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue. Our revenue decreased by 11.8% from $391.3 million for the year ended December 31, 2012 to $345.0 million for the year ended December 31, 2013. The decrease in revenue was due to a 14.5% decrease in unit volume offset by a 3.2% increase in average selling price. The decrease in unit volume was mainly due to decreases in volumes of power amplifiers, Bluetooth and FM. After we entered the baseband market in 2012, the baseband competitors who used to design our power amplifier into their baseband platform gradually switched to other power amplifier suppliers by subsidizing their customers for using other companies’ power amplifiers. Furthermore, one baseband competitor introduced an integrated baseband solution in January 2013 that competed with the integrated baseband, Bluetooth and FM product that we had introduced in July 2012. As a result, the market for our stand-alone Bluetooth and FM products for the handset market shrinked significantly, since the majority of this baseband competitor’s customers had previously used our stand-alone Bluetooth and FM products. The increase in average selling price was primarily due to our shipping more baseband products, which carry a higher average selling price than our other products.

Cost of Revenue. Our cost of revenue decreased by 11.3% from $265.5 million in 2012 to $235.5 million in 2013. This decrease was due primarily to the decrease in unit volume offset to a lesser degree by an increase in average unit cost. Average unit cost rose primarily due to changes in our product mix, as we shipped much more baseband products in 2013 that carry a higher unit cost than other products, partially offset by cost reduction efforts across nearly all our products such as power amplifiers and switch modules, Bluetooth, FM tuners, Wifi, LNB satellite down converters and analog mobile television.

Gross Margin. Our gross margin decreased from 32.2% in 2012 to 31.7% in 2013. The decrease of margin was primarily due to sever price erosion mainly from baseband, power amplifier and Wifi products because of competitive pressure.

Research and Development Expenses. Our research and development expenses increased by 18.9% from $54.6 million in 2012 to $64.9 million in 2013 and increased as a percentage of revenue from 14.0% to 18.8%. The increase in research and development expenses was mainly due to higher intellectual property purchases for the development of future smartphone products and amortization of expenses relating to purchases of intellectual property, partly offset by lower employee performance driven compensation expenses.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 6.8% from $17.0 million in 2012 to $15.8 million in 2013 and increased as a percentage of revenue from 4.3% to 4.6%. The decrease in selling, general and administrative expenses was due primarily to lower employee performance driven compensation expenses.

Income Tax Expense. Our income tax expense decreased by 34.0% from $4.7 million in 2012 to $3.1 million in 2013, primarily due to our having earned less taxable income in 2013. Our income tax expense as a percentage of our pre-tax income increased from 8.1% to 9.9% between 2012 and 2013 because a higher percentage of our profit in 2013 was generated by our PRC subsidiaries, which are subject to a higher income tax rate.

Net Income. As a result of the above, our net income decreased from $52.9 million or 13.5% of revenue in 2012 to $28.0 million or 8.1% of revenue in 2013.

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

Cost of Revenue. Our cost of revenue increased by 40.4% from $189.1 million in 2011 to $265.5 million in 2012. This increase was due primarily to the increase in unit volume and to a lesser degree to an increase in average unit cost. Average unit cost rose primarily due to the higher unit cost of our new baseband products, partially offset by cost reduction efforts across all key products such as power amplifier and switch module, Bluetooth, FM tuner, LNB satellite down converter and analog mobile television products.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Recent Accounting Pronouncements

In March 2013, the FASB issued Accounting Standards Update No. 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon De-recognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This accounting standards update requires the release of cumulative translation adjustments into net income when an entity ceases to have a controlling financial interest resulting in the complete or substantially complete liquidation of a subsidiary or group of assets within a foreign entity. The guidance will be effective prospectively for reporting periods beginning after December 15, 2013. We are currently evaluating the impact of adopting this guidance.

In April 2013, the FASB issued Accounting Standards Update No. 2013-07, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. This guidance addresses when and how an entity should apply the liquidation basis of accounting. The amendments in this update are being issued to clarify when an entity should apply the liquidation basis of accounting. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP except investment companies that are regulated under the Investment Company Act of 1940. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. We are currently evaluating the impact of adopting this guidance.

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists. This accounting standards update clarifies that an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The guidance will be effective prospectively for reporting periods beginning after December 15, 2013. We are currently assessing the potential impact on the adoption of this guidance on our consolidated financial statements.

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

As of December 31, 2011, 2012 and 2013, we had $66.2 million, $75.1 million and $56.3 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
Net cash provided by operating activities	63,220	59,148	8,477
Net cash (used in) provided by investing activities	(83,248)	5,991	(20,029)
Net cash provided by (used in) financing activities	(13,083)	(56,706)	(6,102)
Net increase (decrease) in cash and cash equivalents	(32,742)	8,913	(18,825)
Cash and cash equivalents at the beginning of the period	98,920	66,718	75,091
Cash and cash equivalents at the end of the period	66,178	75,091	56,266

Operating Activities

Net cash provided by operating activities amounted to $8.5 million for the year ended December 31, 2013 and was primarily driven by the sale of our products. We decreased our accounts payables by $17.9 million, as we reduced our orders from foundries in the fourth quarter and so had fewer accounts payable outstanding at the end of the year. We increased our inventories by $13.4 million (before a non-cash write-down of $10.4 million) in anticipation of a recovery of business in early 2014. Our accounts receivable decreased by $9.8 million primarily due to our decreased sales in late 2013. Our accrued expenses and other current liabilities decreased by $1.9 million in 2013 primarily due to decreased accrued payroll as a result of lower employee performance driven compensation expenses. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2013 were $14.9 million in depreciation and amortization, $10.4 million in inventory write-downs and $3.4 million in share-based compensation.

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

Net cash provided by operating activities amounted to $63.2 million for the year ended December 31, 2011. This represented a major increase compared to the previous year, due mainly to our improved profitability and enhanced working capital management. Our accounts receivable increased by $20.7 million largely due to increased purchases of raw materials and testing services on behalf of Coolsand, a privately owned company controlled by Warburg Pincus entities, whose shipment volumes ramped rapidly in the quarter due to its market share gains. We provided procurement services and charged a small service fee based on the procurement volume. Our inventories increased by $11.6 million (before a non-cash inventory write-down of $11.0 million) in anticipation of higher sales. Our accrued expenses and other current liabilities increased by $15.3 million in 2011 primarily due to increased accrued payroll as a result of the higher number of our employees, higher tax payable from higher net profit and increased rebate and professional service fee. Our deferred revenue increased by $3.9 million, largely in line with our increased inventory shipped to our distributors. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2011 were $11.0 million in inventory write-downs, $3.9 million in share-based compensation, and $1.1 million in depreciation and amortization.

Investing Activities

Net cash used in investing activities amounted to $20.0 million for the year ended December 31, 2013, primarily due to the maturity of $446.2 million in time deposits, partially offset by our purchase of $402.0 million in time deposits, our deposit of $51.2 million in connection with the pending acquisition of our company by Tsinghua Unigroup, and payments of $7.1 million for intellectual property and $4.1 million for lab testing equipment and computer equipment.

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

Financing Activities

Net cash used in financing activities was $6.1 million for the year ended December 31, 2013, due primarily to the payment of a quarterly dividend of $4.7 million and the expenditure of $3.7 million to repurchase shares.

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

Capital Expenditures

Our capital expenditures amounted to $4.4 million, $24.2 million and $11.2 million in 2011, 2012 and 2013, respectively. Our capital expenditures in 2013 included $7.1 million for several intellectual property licenses. In the past, our capital expenditures consisted principally of purchases of lab testing equipment, intellectual property licenses, and software, development tools, computer equipment and other items related to our product development activities.

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

We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We completed migration from 110 nanometer to 55 nanometer geometry processes in 2011, and we completed migration from 55 nanometer to 40 nanometer geometry processes for baseband products in 2013. We are in the process of developing 28 nanometer geometry processes for baseband products now.

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

Our research and development expenses, which mainly includes salaries, material costs, license fees paid to third parties for developed technologies and specific equipment depreciation, are expensed as incurred. We incurred $32.8 million, $54.6 million and $64.9 million of research and development expenses in 2011, 2012 and 2013, respectively. See “Item 4. Information on the Company — B. Business Overview — Research and Development” for a description of our research and development policies and expenses.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2013 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
		(in thousands)
Operating lease obligations	2,419	2,035	384	—	—
Other commitment(1)	13,590	9,266	4,324	—	—
Purchase and capital commitments	33,836	33,836	—	—	—
Total	49,845	45,137	4,708	—	—

Note (1) Future payments for software license fees under our agreements with third parties.

Our purchase obligations reflect orders that we have placed with foundries and with testing and packaging vendors for manufacturing our products. See “Risk Factors—Risks Related to Our Business—Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have negative effects on our inventory levels, sales and results of operations.”

We have excluded any potential obligations with respect to uncertain tax positions from the table above as there is a high degree of uncertainty regarding the amount and timing of future cash outflows, if any. Our unrecognized tax benefits as of December 31, 2013 were nil.

We have incurred an aggregate of $1.98 million in fees to professional service providers in connection with the pending acquisition of our company by Tsinghua Unigroup. Upon the consummation of the pending acquisition, we will incur additional fees of $18.3 million to one professional service provider. Because the pending acquisition is subject to a number of conditions, the exact timing of its completion cannot be determined at this time.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2013.

G. Safe Harbor

See “Forward Looking Statements” on page 2 of this Annual Report.

ITEM 6.                          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shuran Wei	45	Chief Executive Officer and Director
Shun Lam Steven Tang	58	Chairman
Julian Cheng	39	Director
Gordon Yi Ding	38	Director
Peter Wan	61	Independent director
Fusen Chen	54	Independent director
Lily Li Dong	43	Chief Financial Officer and Director
Liang Zhang	39	President
Dalei Fan	39	Vice President of Sales
Guoguang Zhao	37	Vice President of Operation

Mr. Shuran Wei is our co-founder. He has been our chief technology officer since our inception in 2004, our director since 2005 and our chief executive officer since 2013. Mr. Wei has two decades of experience in CMOS radio-frequency integrated circuit design. Prior to co-founding our company, he was a vice president of Analogix Semiconductor Inc. in the United States from 2002 to 2004. From 1998 to 2002, he was an integrated circuit design manager at Marvell Semiconductor Inc. in the United States, and from 1994 to 1998, he was an integrated circuit design engineer at LSI Corporation (formerly known as LSI Logic). Mr. Wei received a bachelor of science degree in physics from Peking University in China and a master of science degree in electrical engineering from the University of Minnesota in the United States.

Mr. Shun Lam Steven Tang has been our director since 2011 and our chairman since 2013. He was our senior vice president of operations from 2010 to 2012. Prior to joining our company, Mr. Tang served as the non-executive chairman for Linefan Technology Holding Limited, a Hong Kong listed company, from 2008 to 2009. Mr. Tang was the president, Asia Pacific for Viasystems Group, Inc., a company listed on the New York Stock Exchange, from 1999 to 2007. From 2003 to 2005, Mr. Tang was also an independent director and the chairman of the Finance and Audit Committee of Wanji Pharmaceutical Holdings Limited, a Hong Kong listed company. He was managing director for Pace Inc. between 1995 to 1999. He received a bachelor of science degree in electrical and electronics engineering from Nottingham University in England and an MBA in economic forecasting from Bradford University in England.

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

Mr. Peter Wan has served as our independent director since 2010. Mr. Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firm. He is a fellow of the Hong Kong Institute of Certified Public Accountants, the UK Association of Chartered Certified Accountants and the Hong Kong Institute of Directors. Mr. Wan is currently an independent director and chairman of the audit committee of Mindray Medical International Limited, a company listed on the New York Stock Exchange. Mr. Wan is also an independent non-executive director and chairman or member of the audit committee of China Resources Land Limited, Dalian Port Company Limited, Fairwood Holding Limited, Harbin Bank Co., Ltd., Huaneng Renewables Corporation Limited, Kerry Logistic Network Company, KFM Kingdom Holdings Limited, Shanghai Pharmaceuticals Holding Company Limited and S.Culture International Holdings Limited, all listed on the Hong Kong Stock Exchange. He also serves as a director and/or committee member of several unlisted companies as well as a number of non-government organizations and voluntary agencies in Hong Kong. Mr. Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.

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

Ms. Lily Li Dong has been our chief financial officer since 2007 and our director since 2014. Ms. Dong has two decades of experience in financial management and accounting. Prior to joining our company, she was the vice president of finance and then chief financial officer of Onewave Technologies Inc., a private company, from 2005 to 2007. Prior to that, she worked for Hewlett-Packard in China for over 13 years, holding various financial management positions with extensive experience of and exposure to U.S. and PRC GAAP reporting, financial planning and analysis, accounting, tax, treasury, risk management, and internal controls. Ms. Dong received a bachelor of economics degree in accounting from Nanjing University of Science and Technology in China and an executive master of business administration degree from China Europe International Business School in China. Ms. Dong is a PRC certified accountant.

Mr. Liang Zhang has been our president since 2013. Prior to that, Mr. Zhang served as our senior vice president of engineering from 2004 to 2013. Prior to joining our company, Mr. Zhang was a design manager at Analogix Semiconductor Inc. in the United States from 2002 to 2004. From 1999 to 2002, Mr. Zhang was a senior design engineer at Marvell Semiconductor Inc. in the United States. Mr. Zhang received a bachelor of science degree in microelectronics from Tsinghua University in China and a master of science degree in electrical and computer engineering from North Carolina State University in the United States.

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

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we recorded an aggregate of approximately $2.0 million in cash compensation to our senior executive officers, including approximately $0.4 million in severance pay to our former chief executive officer. The figure of $2.0 million includes bonuses and salaries that were earned in 2013 and paid in 2014. We did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We set aside $0.2 million for executive pension and retirement benefits in 2013 as required by PRC law.

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

The 2009 Plan

Under the 2009 plan, the maximum number of our ordinary shares in respect of which options, restricted shares, or restricted share units may be granted is 30,000,000 shares. As of February 28, 2014, a total of 7,541,743 options, 6,077,140 restricted share units and 794,213 restricted shares to purchase an aggregate number of 14,413,096 ordinary shares have been granted and 6,303,487 options, 600,581 restricted share units and 36,996 restricted shares are outstanding.

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

The 2005 Plan

Under the 2005 plan, as amended and restated on April 1, 2008, the maximum number of our ordinary shares in respect of which options may be granted was 30,000,000 shares. As of February 28, 2014, options to purchase a total of 29,883,933 ordinary shares have been granted. No options granted under the 2005 plan remain unvested.

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

The following table summarizes, as of February 28, 2014, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2005 plan and the 2009 plan.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price/ ($/share)	Date of Grant	Date of Expiration
Shuran Wei	966,447	0.0844	September 1, 2006	September 1, 2016
	966,447	0.2727	September 1, 2007	September 1, 2017
	98,910	0.7000	May 9, 2012	May 9, 2022
	4,842	0.3000	April 1, 2013	April 1, 2013
Lily Li Dong	*	0.7000	July 6, 2011	July 6, 2021
	*	0.7000	May 9, 2012	May 9, 2022
	*	0.3000	April 1, 2013	April 1, 2013
Liang Zhang	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.7000	May 9, 2012	May 9, 2022
	*	0.3000	April 1, 2013	April 1, 2013
Dalei Fan	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.5000	August 1, 2009	August 1, 2019
	*	0.7000	May 9, 2012	May 9, 2022
	*	0.3000	April 1, 2013	April 1, 2013
Guoguang Zhao	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.5000	August 1, 2009	August 1, 2019
	*	0.7000	May 9, 2012	May 9, 2022
	*	0.3000	April 1, 2013	April 1, 2013
Other individuals as a group	8,966,360	From 0.0844 to 0.7000	From September 1, 2005 to April 1, 2013	From September 1, 2015 to April 1, 2023
Total	13,265,639

*         Less than one percent of our total outstanding share capital and together holding stock options exercisable for 2,373,858 ordinary shares.

The following table summarizes, as of February 28, 2014, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under the 2009 plan.

Name	Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Dalei Fan	*	November 2, 2009	November 2, 2019
Guoguang Zhao	*	November 2, 2009	November 2, 2019
Other individuals as a group	575,839	From November 2, 2009 to January 18, 2010	From November 2, 2019 to January 18, 2020
Total	600,581

*         Less than one percent of our total outstanding share capital and together holding restricted share units representing 67,157 ordinary shares.

The following table summarizes, as of February 28, 2014, the outstanding restricted shares granted to our executive officers and directors under the 2009 plan.

Name	Ordinary Shares With Restrictions Granted	Date of Grant
Shuran Wei	21,096	January 18, 2010
Liang Zhang	15,900	January 18, 2010
Total	36,996

C. Board Practices

Our board of directors consists of seven directors, including two independent directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. Other than with those directors who are also senior executive officers of our company, there are no service contracts between any of our directors and us or any of our subsidiaries providing for benefits to our directors upon termination of employment. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

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

The board met 13 times and passed resolutions by unanimous written consent three times in 2013.

Audit Committee. Our audit committee consists of Messrs. Chen, Cheng and Wan. Mr. Wan serves as the chair of our audit committee. Mr. Cheng became a non-voting observer of the audit committee on November 10, 2011. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

•                   meeting separately and periodically with management and the independent registered public accounting firm; and

•                   reporting regularly to the board.

The audit committee met four times in 2013.

Compensation Committee. Our compensation committee consists of Messrs. Chen, Cheng and Wan. Mr. Chen serves as the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

The compensation committee met two times in 2013.

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

D. Employees

As of December 31, 2013, we employed 385 people, including 230 in research and development, 126 in sales and marketing, and 29 in general and administrative roles. Of these 385 employees, 132were based in Shanghai, 196 in Beijing, 47 in Shenzhen, 4 in Korea 1 in India and 5 in Hong Kong. We had a total of 362 employees as of December 31, 2012 and 265 as of December 31, 2011.

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of February 28, 2014, by:

•                   each of our directors and executive officers; and

•                   each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below assume that there are 289,889,146 ordinary shares outstanding as of February 28, 2014.

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

The table below does not reflect the right of Tsinghua Unigroup to acquire substantially all of the outstanding ordinary shares of our company.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Shuran Wei (1)	8,800,696	3.0%
Shun Lam Steven Tang (2)	—	—
Julian Cheng (3)	102,620,652	35.4%
Gordon Yi Ding (2)	*	*
Peter Wan	*	*
Fusen Chen	*	*
Lily Li Dong	*	*
Liang Zhang	*	*
Dalei Fan	*	*
Guoguang Zhao	*	*
All Directors and Executive Officers as a Group	115,932,063	39.5%
Principal Shareholders:
Warburg Pincus entities (4)	102,620,652	35.4%
IDG entities (5)	26,524,510	9.1%

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

Includes 6,808,577 ordinary shares held by Mr. Wei (excluding 21,096 ordinary shares with restrictions on voting and dividend rights), of which 258,144 are held in the form of ADSs, 1,983,078 ordinary shares issuable upon exercise of options held by Mr. Wei that are exercisable within 60 days of February 28, 2014 and 9,041 ordinary shares under restricted share units held by Mr. Wei that are vested or will be vested within 60 days of February 28, 2014.

	(2)	Mr. Ding and Mr. Tang are employees of Warburg Pincus Asia LLC.

	(3)	Mr. Cheng is a managing director of Warburg Pincus Asia LLC, which advises Warburg Pincus LLC, a New York limited liability company that acts as the manager of the Warburg Pincus entities.

	(4)

Based on the Schedule 13D/A filing with the SEC on April 16, 2013. “Warburg Pincus entities” refers to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., WP-WPVIII Investors, L.P. (as successor in interest to Warburg Pincus Germany Private Equity VIII, K.G.), Warburg Pincus International Partners, L.P., Warburg Pincus Netherlands International Partners I, C.V., WP-WPIP Investors L.P. (as successor in interest to Warburg Pincus Germany International Partners, K.G.) and WP Microelectronics Holdings, Ltd. Warburg Pincus LLC, a New York limited liability company, acts as the manager of certain private equity funds, including the Warburg Pincus entities aside from WP Microelectronics Holdings, Ltd. Warburg Pincus Partners, LLC, a New York limited liability company and a direct subsidiary of Warburg Pincus & Co., a New York general partnership, is the general partner of the Warburg Pincus entities aside from WP Microelectronics Holdings, Ltd. Warburg Pincus & Co. is the managing member of Warburg Pincus Partners, LLC. The business address of the Warburg Pincus entities is 450 Lexington Avenue, New York, NY 10017, the United States. Charles R. Kaye and Joseph P. Landy are managing general partners of Warburg Pincus & Co. and managing members and co-presidents of Warburg Pincus LLC.

	(5)

Based on the Schedule 13G/A filing with the SEC on February 12, 2014. Includes 13,926,970 ordinary shares held in the form of ordinary shares and 12,597,540 ordinary shares held in the form of ADSs. “IDG entities” refers to IDG-ACCEL China Growth Fund L.P., IDG-ACCEL China Growth Fund-A L.P. and IDG-ACCEL China Investors L.P. Quan Zhou and Chi Sing Ho are the directors of IDG-Accel China Growth Fund GP Associates Ltd., which is the General Partner of IDG-Accel China Growth Fund Associates L.P., which is in turn the General Partner of IDG-Accel China Growth Fund L.P and IDG-ACCEL China Growth Fund-A L.P. Quan Zhou and Chi Sing Ho are also the directors of IDG-ACCEL China Investors Associates Ltd., which is the general partner of IDG-ACCEL China Investors L.P. The business address of the IDG entities is c/o IDG Capital Management (Hong Kong) Limited, Unit 5505, The Centre, 99 Queen’s Road Central, Hong Kong.

As of February 28, 2014, we had 289,889,146 ordinary shares issued and outstanding. To our knowledge, 266,926,072 ordinary shares, or approximately 92.1%, were held by 12 holders in the United States, which includes 158,131,500 ordinary shares held of record by Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders have different voting rights from other shareholders. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.                          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Warburg Pincus Investment Portfolio Companies

In the year ended December 31, 2011, we purchased raw materials and testing services on behalf of Coolsand, a privately owned company controlled by Warburg Pincus entities, in the amount of approximately $25.8 million and sold products to Coolsand for approximately $0.7 million. We charged Coolsand total fees of approximately $4.35 million for these services. As of December 31, 2011, we had approximately $22.8 million in receivables outstanding due to us from Coolsand.

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

We had no related party transactions in the year ended December 31, 2013.

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

Dividend Policy

We declared a special one-time cash dividend of US$0.20 per ordinary share, or US$1.20 per ADS, payable on October 18, 2012 to shareholders of record as of the close of business on October 1, 2012. On August 5, 2013, our board of directors approved a new dividend policy, pursuant to which we would issue a recurring cash dividend every quarter in an amount to be determined by our board of directors based on our financial performance and cash position in the preceding quarters. Under this policy, our board of directors declared our first quarterly cash dividend of US$0.10 per ADS payable to shareholders of record at the close of business on August 30, 2013. This dividend was paid on September 20, 2013. Pursuant to the merger agreement with Tsinghua Unigroup, we are not permitted to declare or pay any other dividends aside from the regular quarterly dividend for the quarter ended September 30, 2013, which we have not yet declared or paid.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2010 (from November 10, 2010)	18.20	9.53
Fiscal Year 2011	15.90	7.06
Fiscal Year 2012	14.25	8.51
Fiscal Year 2013	18.40	9.05

Quarterly Highs and Lows
First Fiscal Quarter of 2012	14.25	9.58
Second Fiscal Quarter of 2012	13.12	9.81
Third Fiscal Quarter of 2012	12.48	8.51
Fourth Fiscal Quarter of 2012	11.32	9.82
First Fiscal Quarter of 2013	12.58	9.25
Second Fiscal Quarter of 2013	11.72	9.05
Third Fiscal Quarter of 2013	15.74	10.50
Fourth Fiscal Quarter of 2013	18.40	14.76
First Fiscal Quarter of 2014	18.28	17.58

Monthly Highs and Lows
October 2013	15.35	14.76
November 2013	18.40	14.88
December 2013	18.00	17.20
January 2014	18.28	17.78
February 2014	18.28	17.85
March 2014	18.22	17.58
April 2014 (until April 2, 2014)	18.10	17.83

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld from such cash distributions) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, U.S. holders should expect that any distribution paid will generally be reported to them as a “dividend” for United States federal income tax purposes. Certain non-corporate recipients of dividends paid in respect of ADSs or ordinary shares represented by ADSs will generally be subject to tax on the dividends at a maximum federal income tax rate of 20%, provided that certain conditions (including holding period requirements) are met. In the event that we are deemed to be a PRC “resident enterprise” under the PRC enterprise income tax law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “Taxation — PRC Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11.                           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. A hypothetical one percentage point decrease in interest rates would have resulted in a decrease of approximately $1.1 million in our interest income for the year ended December 31, 2013.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated by more than 10% since then. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2013, we had RMB-denominated cash, cash equivalents and short-term investments of RMB464.5 million and U.S. dollar-denominated cash, cash equivalents and short-term investments of $30.1 million. Assuming we had converted the RMB-denominated amount of RMB464.5 million into U.S. dollars at the exchange rate of $1.00 for RMB6.0969 as of December 31, 2013, our total cash, cash equivalents and short-term investments would have been $106.3 million. Assuming a 1% depreciation of the RMB against the U.S. dollar, this amount would have decreased to $105.6 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADS program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADS program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. For the year ended December 31, 2013, we received approximately $238 thousand from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from the effective date of the registration statement to December 31, 2013, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $8.7 million, which included $5.3 million for underwriting discounts and commissions and $3.4 million for other expenses. We received net proceeds of approximately $67.5 million from our initial public offering.

For the period from the effective date to December 31, 2013, we used $16.0 million to secure a non-exclusive, worldwide, non-transferable license to develop, manufacture and sell derivative versions of the Trident SX5 Digital TV system-on-chip platform for a period of 10 years, $20.0 million to acquire all of Coolsand’s baseband intellectual property, and $7.1 million for intellectual property for the development of smartphone products.

ITEM 15.                  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2013, the end of the period covered by this Annual Report on Form 20-F, our management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2013, our disclosure controls and procedures were effective.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013, using the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report on page F-2 of this Annual Report.

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

ITEM 16.                  [RESERVED]

ITEM 16A.                  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Peter Wan is our audit committee financial expert. Mr. Wan is an independent director under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act. Mr. Wan is the chairman of our audit committee.

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

ITEM 16C.                  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2012	2013
	(in US$ thousands)

Audit fees (1)	931	932
Tax fees (2)	24	108

(1)                  “Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)                  “Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for the years ended December 31, 2012 and 2013.

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

ITEM 16E.                  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following tables set forth information about our repurchases made in the fiscal year ended December 31, 2013. We extended the share repurchase program in May 2013 and terminated it in October 2013.

Issuer Repurchases in the Year Ended December 31, 2013

Period	Total Number of ADSs Purchased(1)	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program(1)	Maximum Dollar Value of ADSs that May Yet be Purchased Under Publicly Announced Program(1)
		(US$)		(US$)
January 2013	—	—	1,725,762	770,933
February 2013	6,779	10.85	1,732,541	697,353
March 2013	14,697	10.13	1,747,238	548,450
April 2013	56,953	9.63	1,804,191	33
May 2013	124,412	10.23	1,928,603	N/A
June 2013	91,322	10.60	2,019,925	N/A
July 2013	44,405	10.96	2,064,330	N/A
August 2013	14,261	10.88	2,078,591	N/A
September 2013	0	—	2,078,591	N/A
October 2013	0	—	2,078,591	N/A
November 2013	—	—	—	—
December 2013	—	—	—	—

(1)                  All repurchases shown on the table were made pursuant to a share repurchase program that was approved by our board of directors in 2011. Under this program, we originally announced our intention to repurchase up to $15 million worth of our outstanding ADSs from time to time, depending on market conditions, share price and other factors, as well as subject to the relevant rules under United States securities regulations and subject to restrictions relating to volume, price and timing. On May 7, 2013, we announced that we would continue to repurchase ADSs in the open market from time to time in amounts that we deemed appropriate under predetermined pricing and volume limitations. From September 2011 through February 2014, we repurchased a total of 2,078,591 ADSs under this program.

ITEM 16F.                   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                 CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the NASDAQ Stock Market corporate governance listing standards. NASDAQ Listing Rule 5615(a)(3) permits us to follow our home country practices under certain circumstances.

We notified the NASDAQ Stock Market that we would follow our home country practice in lieu of NASDAQ Listing Rule 5620(a), which otherwise would require us to hold an annual meeting of shareholders no later than one year after our fiscal year-end. We did not hold an annual general meeting of shareholders in 2011, although we did hold an annual general meeting of shareholders on June 1, 2012 and an extraordinary general meeting of shareholders on December 27, 2013.

Before April 3, 2013, Warburg Pincus had beneficially owned more than 50% of our outstanding ordinary shares, and we were a “controlled company” as defined under NASDAQ Stock Market rules. As such, we were permitted to elect to rely on certain exemptions from corporate governance rules that:

•                   require a majority of our board of directors to be independent directors;

•                   require the compensation of our chief executive officer to be determined or recommended solely by independent directors; and

•                   require our director nominees to be selected or recommended solely by independent directors.

We had notified the NASDAQ Stock Market that we intended to rely on the first two of these three exemptions. We ceased to be a controlled company on April 3, 2013, and we notified the NASDAQ Stock Market at that time that we would follow our home country practice with regard to the matters covered by the first two of these three exemptions. Specifically, we notified the NASDAQ Stock Market that we would follow home country practice in lieu of those parts of NASDAQ Listing Rules 5605(b)(1), 5605(d)(2) and 5605(d)(6) that:

•                   require a majority of our board of directors to be independent directors;

•                   require that the compensation of our chief executive officer be determined or recommended solely by independent directors; and

•                   require members of the compensation committee to be independent directors.

In October 2013, we further notified the NASDAQ Stock Market that we would follow our home country practice in lieu of that part of NASDAQ Listing Rule 5605(c)(2)(A) that:

•                   requires our audit committee to comprise at least three directors.

Our Cayman Islands counsel, Conyers Dill & Pearman (Cayman) Limited, confirmed that our adoption of the home country practices described above is consistent with and does not violate our memorandum or articles of association or any applicable law, regulation, order or decree in the Cayman Islands.

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

2.3

Deposit Agreement among the Registrant, Citibank N.A. as depositary, and holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, dated as of November 9, 2010 (incorporated by reference to Exhibit 2.3 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013)

2.4

Second Amended and Restated Shareholders Agreement dated as of February 25, 2010 among the Registrant, certain of the Registrant’s ordinary shareholders and all of its preferred shareholders and RDA Microelectronics (BVI) Inc., RDA International, Inc., RDA Technologies Limited, RDA Microelectronics (Shanghai) Ltd. and RDA Microelectronics (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-170063))

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

4.4

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.5

Technology License Agreement between the Registrant and ARM Limited dated February 26, 2008 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.6

Annex to Technology License Agreement between the Registrant and ARM Limited dated June 22, 2009 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.7

Annex to Technology License Agreement between the Registrant and ARM Limited dated June 22, 2009 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.8

Distribution Agreement dated as of June 3, 2005 between RDA Microelectronics (BVI) Inc. (formerly known as RDA Microelectronics, Inc.) and Arrow Asia Pacific Inc. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.9

Distribution Agreement dated as of March 25, 2008 between RDA Technologies Limited and Auctus Technologies (Hong Kong) Limited (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.10

Distribution agreement dated as of May 6, 2008 between RDA Technologies Limited and Giatek Corporation Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.11

License Agreement dated as of May 12, 2010, between RDA Technologies Limited and Silicon Laboratories Inc. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.12

Distribution Agreement dated as of September 3, 2010 between RDA Technologies Limited and China Achieve Limited (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-170063))

4.13

IP Block License and Development Agreement dated as December 29, 2011, between RDA Technologies Limited and Trident Microsystems (Far East) Ltd., as amended on December 30, 2011 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2012)

4.14

Annex to Technology License Agreement between the Registrant and ARM Limited dated December 21, 2012† (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013)

4.15

Annex to Technology License Agreement between the Registrant and ARM Limited dated December 21, 2012† (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013)

4.16

Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012† (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013)

4.17

Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012† (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013)

4.18

Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012† (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013)

4.19

Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012† (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013)

4.20

Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012† (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013)

4.21

Annex to Technology License Agreement between the Registrant and ARM Limited dated February 9, 2012† (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013)

4.22

Asset Purchase Agreement by and among RDA Microelectronics, Inc., Coolsand Holdings Co., Ltd., Masshall Limited and Coolsand Technologies (Hong Kong) Limited, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013)

4.23

Intellectual Property Assignment by and among RDA Microelectronics, Inc., Coolsand Holdings Co., Ltd., Masshall Limited and Coolsand Technologies (Hong Kong) Limited, dated as of March 22, 2012 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2013)

4.24

Agreement and Plan of Merger by and among Tsinghua Unigroup Ltd. and RDA Microelectronics, Inc., dated as of November 11, 2013 (incorporated herein by reference to Exhibit 99.2 of Form 6-K (File No. 001-34943) filed with the SEC on November 12, 2013)

4.25*	Amendment to the Agreement and Plan of Merger by and among Tsinghua Unigroup Ltd. and RDA Microelectronics, Inc., dated as of December 20, 2013

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-170063))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jun He Law Offices

15.2*	Consent of Conyers Dill & Pearman (Cayman) Limited

15.3*	Consent of Independent Registered Public Accounting Firm

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 8, 2014	RDA MICROELECTRONICS, INC.

	By:	/s/ Shuran Wei
	Name:	Shuran Wei
	Title:	Chief Executive Officer

RDA MICROELECTRONICS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of RDA Microelectronics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of RDA Microelectronics, Inc. (the “Company”) and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 8, 2014

RDA MICROELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2013
	(Amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets:
Cash and cash equivalents	75,091	56,266
Restricted cash	—	51,183
Short-term investments	42,377	—
Accounts receivable	31,722	41,521
Inventories	52,007	54,931
Prepaid expenses and other current assets	11,302	17,872

Total current assets	212,499	221,773

Property and equipment, net	10,195	10,741
Intangible assets	54,908	44,308
Goodwill	8,900	8,900
Other long-term assets	3,396	5,214

Total assets	289,898	290,936

RDA MICROELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,
	2012	2013
	(Amounts in thousands of USD, except number of shares and per share data)
LIABILITIES
Current liabilities:
Accounts payable	45,063	27,148
Accrued expenses and other current liabilities	37,869	30,051
Deferred revenue	10,641	8,260

Total current liabilities	93,573	65,459

Other long term liability	—	3,245
Deferred tax liability	98	169

Total liabilities	93,671	68,873

Commitments and contingencies

SHAREHOLDERS’ EQUITY

Ordinary shares, (USD0.01 par value; 294,000,000 shares authorized, 278,597,522 shares issued and outstanding as of December 31, 2012, and 278,514,322 shares issued and outstanding as of December 31, 2013)	2,885	2,891
Additional paid-in capital	146,887	146,475
Recourse loans	(1,544)	(1,234)
Accumulated other comprehensive income	1,207	1,883
Treasury stock (9,884,698 and 10,567,898 shares as of December 31, 2012 and 2013, respectively)	(13,579)	(11,590)
Statutory Reserve	—	1,008
Retained earnings	60,371	82,630

Total shareholders’ equity	196,227	222,063

Total liabilities and shareholders’ equity	289,898	290,936

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2011	2012	2013
	(Amounts in thousands of USD, except number of shares and per share data)
Revenue	288,862	391,279	344,985
Cost of revenue	(189,116)	(265,474)	(235,547)

Gross profit	99,746	125,805	109,438
Operating expenses:
Research and development	(32,756)	(54,598)	(64,907)
Selling, general and administrative	(14,074)	(16,963)	(15,809)
	(46,830)	(71,561)	(80,716)

Income from operations	52,916	54,244	28,722
Interest income	1,925	3,573	2,725
Impairment on investment	—	(48)	—
Merger related expense	—	—	(1,976)
Other income / (expenses), net	1,460	(203)	1,505

Income before income tax expense	56,301	57,566	30,976
Income tax expense	(4,671)	(4,662)	(3,058)

Net income and net income attributable to ordinary shareholders	51,630	52,904	27,918

Other comprehensive income
Cumulative translation adjustments	441	71	676

Comprehensive income and comprehensive income attributable to ordinary shareholders	52,071	52,975	28,594

Earnings per ordinary share
Basic	0.20	0.20	0.10
Diluted	0.19	0.19	0.10

Weighted average ordinary shares used in per share calculation
Basic	262,542,760	270,811,925	279,027,473
Diluted	278,805,558	284,430,507	286,565,896

Share-based compensation was allocated in operating expenses as follows:
Research and development	2,053	1,532	1,675
Selling, general and administrative	1,828	1,679	1,690

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholders’ Equity
	Ordinary Shares		Additional Paid-in Capital	Recourse Loans	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Total Shareholders’ Equity
	Amounts in thousands of USD except number of shares
	Shares	Par Value	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2011	261,510,076	2,615	113,360	—	695	—	11,396	128,066
Net income for the year							51,630	51,630
Repurchase of shares	(9,461,970)					(12,835)		(12,835)
Foreign currency translation adjustment					441			441
Issuance of recourse loans				(509)				(509)
Issuance of ordinary shares upon exercise of options and vesting of restricted share units	2,403,162	24	237					261
Share-based compensation			3,881					3,881

Balance as of December 31, 2011	254,451,268	2,639	117,478	(509)	1,136	(12,835)	63,026	170,935

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY — (CONTINUED)

	Shareholders’ Equity / (Deficit)
	Ordinary Shares		Additional Paid-in Capital	Recourse Loans	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Total Shareholders’ Equity
	Amounts in thousands of USD except number of shares
	Shares	Par Value	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2012	254,451,268	2,639	117,478	(509)	1,136	(12,835)	63,026	170,935
Net income for the year							52,904	52,904
Repurchase of shares	(892,602)					(1,394)		(1,394)
Foreign currency translation adjustment					71			71
Issuance of new shares in connection with the IP acquisition (Note 8)	15,000,000	150	25,675					25,825
Declaration of dividend							(55,559)	(55,559)
Issuance of recourse loans				(1,048)				(1,048)
Interest accrual on recourse loans				(13)				(13)
Repayment of recourse loans				26				26
Issuance of ordinary shares upon exercise of options and vesting of restricted share units	9,568,982	96	1,173					1,269
Use of repurchased shares for exercise of options and vesting of restricted share units	469,874		(650)			650		—
Share-based compensation			3,211					3,211

Balance as of December 31, 2012	278,597,522	2,885	146,887	(1,544)	1,207	(13,579)	60,371	196,227

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholders’ Equity / (Deficit)
	Ordinary Shares		Additional Paid-in Capital	Recourse Loans	Accumulated Other Comprehensive Income	Treasury Stock	Retained Earnings	Statutory Reservce	Total Shareholders’ Equity
	Amounts in thousands of USD except number of shares
	Shares	Par Value	Amount	Amount	Amount	Amount	Amount	Amount	Amount
Balance as of January 1, 2013	278,597,522	2,885	146,887	(1,544)	1,207	(13,579)	60,371	—	196,227
Net income for the year							27,918		27,918
Repurchase of shares	(2,116,974)					(3,683)			(3,683)
Foreign currency translation adjustment					676				676
Issuance of new shares for follow on offering	600,000	6	870						876
Declaration of dividend							(4,651)		(4,651)
Issuance of recourse loans				(950)					(950)
Interest accrual on recourse loans				(21)					(21)
Repayment of recourse loans				1,281					1,281
Allocation of statutory reserve							(1,008)	1,008	—
Use of repurchased shares for exercise of options and vesting of restricted share units	1,433,774		(4,647)			5,672			1,025
Share-based compensation			3,365						3,365

Balance as of December 31, 2013	278,514,322	2,891	146,475	(1,234)	1,883	(11,590)	82,630	1,008	222,063

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2011	2012	2013
	Amounts in thousands of USD
Cash flow from operating activities:
Net income	51,630	52,904	27,918
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,125	9,823	14,882
Loss on disposal of property, equipment	—	—	—
Inventory write-down	11,037	7,232	10,065
Share-based compensation	3,881	3,211	3,365
Deferred income taxes	118	112	71
Interest income from recourse loans	—	(13)	(21)
Impairment of long-term investment	—	48	—
Changes in operating assets and liabilities
Accounts receivable	(20,700)	(261)	(9,799)
Inventories	(11,638)	(23,144)	(12,989)
Prepaid expenses, other current and long-term assets	(3,500)	(6,400)	(6,570)
Accounts payable	12,019	12,520	(17,915)
Accrued expenses and other current liabilities	15,319	3,126	1,851
Deferred revenue	3,929	(10)	(2,381)
Net cash provided by operating activities	63,220	59,148	8,477

Cash flow from investing activities:
Maturity of short-term investments	63,901	356,806	446,185
Purchase of short-term investments	(132,696)	(323,584)	(401,960)
Purchase of property and equipment	(4,390)	(6,822)	(4,055)
Purchase of intangible assets	—	(11,350)	(7,146)
Proceeds from disposal of property and equipment	15	—	—
Payment of other long-term assets	(7,810)	(3,059)	(1,870)
Payment of the deposit fee for the acquisition of Coolsand’s business, which primarily includes its baseband intellectual property (Note 8)	(2,220)	(6,000)	—
Long term investment	(48)	—	—
Changes in restricted cash	—	—	(51,183)
Net cash used in investing activities	(83,248)	5,991	(20,029)

Cash flow from financing activities:
Proceeds from repayment of recourse loans	—	26	1,281
Issuance of recourse loans	(509)	(1,048)	(950)
Proceeds from issuance of ordinary shares	—	—	876
Proceeds from issuance of shares upon exercise of stock options	261	1,269	1,025
Repurchase shares	(12,835)	(1,394)	(3,683)
Payment of dividend	—	(55,559)	(4,651)
Net cash provided/(used in) by financing activities	(13,083)	(56,706)	(6,102)
Effect of foreign exchange rate changes on cash and cash equivalents	369	480	(1,171)
Net increase/(decrease) in cash and cash equivalents	(32,742)	8,913	(18,825)
Cash and cash equivalents—beginning of year	98,920	66,178	75,091
Cash and cash equivalents—end of year	66,178	75,091	56,266

Supplemental disclosure of cash flow information
Cash paid for income taxes	4,336	6,244	3,584

Supplemental disclosure of Non-cash Investing and Financing Activities
Conversion of preferred shares to ordinary shares	—	—	—
Offset of the accounts receivable from Coolsand against a portion of the consideration payable to Coolsand in the IP acquisition (Note 8)	—	11,955	—
Settlement of a portion of consideration payable to Coolsand in the IP acquisition by means of issuance of ordinary shares (Note 8)	—	25,825	—
Payable related to purchase of intangible assets	—	6,489	—

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

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and certain accrued expenses. Short-term investments are limited to time deposits with original maturities longer than three months and less than one year. As of December 31, 2012 and 2013, the respective carrying values of financial instruments approximated their fair values based on their short-term maturities.

Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Level 1	Level 2	Level 3	Total
As of December 31, 2012
Time deposit with the maturity term greater than 3 months but less than 1 year	—	42,377	—	42,377

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360—10-35, long-lived assets held and used were written down to their fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The determination of fair value of the long-lived assets acquired involves significant judgments and estimates, including, but are not limited to, comparable market transactions, quotes, future cash flows, business plans, technological improvements or obsolesces, and operating results. Impairment charges of nil, USD48 and nil related to investment were recognized for the years ended December 31, 2011, 2012 and 2013 (Note 9).

Financial assets and liabilities measured and recognized at fair value on a non-recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Carrying	Fair Value Measurement Using
	Amount	Level 1	Level 2	Level 3	Total Loss
As of December 31, 2013
Investment	—	—	—	—	—

(5) Cash and Cash Equivalents

Cash and cash equivalents are cash on demand and time deposits with original maturities of three months or less.

(6) Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. As of December 31, 2013, the restricted cash represented the deposit provided by the Group as the termination fee for the merger transaction (Note 19). The deposit is in escrow account of the Group and is held by the escrow agent.

(7) Short-term Investments

Short-term investments are time deposits with original maturities longer than three months and less than one year.

(8) Concentration of Credit Risks

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash and accounts receivable.

As of December 31, 2012 and 2013, substantially all of the Company’s cash and cash equivalents and time deposits were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Company has not experienced any losses on its deposits of cash and cash equivalents, short-term investments and restricted cash.

The following table summarizes the percentage of the Company’s revenue and accounts receivable represented by distributors and customers with balances over 10% of total revenue for the years ended December 31, 2011, 2012 and 2013, and over 10% of accounts receivable as of December 31, 2012 and 2013, respectively:

	Year Ended December 31,
Revenue	2011	2012	2013
Company A	52%	49%	48%
Company B	18%	19%	22%
Company C	14%	13%	8%

	December 31,
Accounts receivable	2012	2013
Company A	52%	70%
Company B	18%	8%
Company C	16%	7%

The Company establishes credit limits for each distributor and customers and reviews such limits prior to product shipment. The Company believes that its distributors have high credit quality. As a result, it is not exposed to unusual credit risk and generally does not require collateral from the distributors. The Company has not experienced any credit loss from its distributors.

(9) Allowance for Doubtful Accounts

Accounts receivable are initially recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer’s ability to pay. The Company did not record any allowance for doubtful accounts as of December 31, 2012 and 2013. For the periods presented, the Company did not write off any accounts receivable.

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

(12) Business combination

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

(13) Investments

The Company applies ASC 323, Investments, in accounting for its investments. Under ASC 323, equity method is used for investments in entities in which the Company has the ability to exercise significant influence but does not otherwise controls. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. As of December 31, 2012 and 2013, the Company does not have any investments accounted for under equity method and has one investment accounted for using cost method as described in Note 9.

The Company reviews its investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value, which becomes the new basis of the investment.  The Company recorded an impairment loss of USD48 and nil for year ended 2012 and 2013.

(14) Intangible Assets

Intangible assets consists of software licenses and technologies the Company purchased or acquired through business acquisition (Note 8). Purchased intangible assets are stated at cost, net of accumulated amortization, and are amortized using the straight-line method over their estimated useful lives.

(15) Impairment of Long-lived Assets

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

No impairment of long-lived assets was recorded for the periods presented and the fair value of the reporting unit is substantially in excess of the carrying value of the goodwill for 2012 and 2013 annual goodwill impairment test.

(16) Revenue Recognition

In accordance with ASC 605, Revenue Recognition, the Company recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured.

The Company sells the majority of its products through distributors under arrangements allowing for price protection and product return. If the Company decreases the price of any products, a distributor will receive a credit to adjust the inventory held by the distributor to the new decreased price. In addition, if the price to the customer was lower than the price paid to the Company by the distributor, the distributor will receive a credit for the difference. The master agreements with distributors do not restrict the amount or time period of price protection on unsold products. Through December 31, 2012 and 2013, the Company has not experienced such a price decline that would reduce selling price below cost. The amount or time period of return rights vary by distributor, but generally, distributors have the right to return unsold products. Due to rapid changes in technology, consumer preferences and prices, the Company cannot reliably estimate its returns or price adjustments. Accordingly, the Company does not recognize revenue until the products are sold to the customers by the distributors and the above criteria are met. The related products held by distributors are included in the Company’s inventory balance at lower of cost or market price. The Company records product shipping costs in cost of sales. The Company’s distribution agreements are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. In the event of termination, the Company is required to repurchase unsold inventory from the distributor, and if the distributor terminates without cause, the repurchase price will be reduced by a 5% handling charge.

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

For the years ended December 31, 2011, 2012 and 2013, 90%, 92% and 90% of the total revenue are from sales through distributors.

The Company accrues for warranty costs based on its historical products return experience as well as the customer claims received. As of December 31, 2012 and 2013, the Company accrued for warranty of USD 598 and USD 654, respectively (Note 10). For the years ended December 31, 2011, 2012 and 2013, the accrual warranty expenses were USD421, USD361 and USD665, respectively. For the years ended December 31, 2011, 2012 and 2013, the actual warranty expenses was USD 332, USD 258 and USD 609, respectively.

(17) Deferred Revenue

Deferred revenue includes the amounts received in advance relating to the Company’s products held by the distributors, which will be recognized as revenue when the distributors sell these products to customers.

(18) Government Subsidies

Government subsidies related to the Company’s research and development activities are originally recorded as liabilities when received and then are recognized as a reduction to expenses in the period when the Company has reasonable assurance that it complies with the conditions attached to the subsidies and the subsidies are received. This is typically after the Company passes an inspection. If the subsidy does not carry any conditions, the Company records the amount as a reduction of research and development expense in the period the cash is received. Government subsidies related to depreciable assets are recorded as a reduction to the carrying value of the related assets. For the years ended December 31, 2011, 2012 and 2013, the Company recorded USD nil, USD 1,759 and USD 908 government subsidies as a deduction to research and development expense. For the years ended December 31, 2011, 2012 and 2013, the Company recorded nil government grants as a deduction to the carrying value of the depreciable assets. As of December 31, 2012 and 2013, the Company record a deferred liability for cash subsidy received from the PRC government of approximately USD nil and USD 3,737, respectively, among which USD nil and USD 3,245 was recorded in other long-term liability as of December 31, 2012 and 2013, respectively.

(19) Research and Development Costs

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

(20) Advertising costs

The Company expenses all advertising costs as incurred. Advertising costs were not material for any of the periods presented.

(21) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments net of incentives from the leasing company are expensed on a straight-line basis over the lease periods.

(22) Share-based Compensation

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

(23) Income Taxes

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

(24) Comprehensive Income

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

(25) PRC Statutory Reserves

The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations until the general reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. During the year ended 2011, 2012 and 2013, USD nil, USD nil and USD 1,008 statutory reserves have been resolved to appropriate by the board of directors of the Company’s PRC subsidiaries.

(26) Dividends

Dividends are recognized when declared. On September 13, 2012, the Company announced the cash dividends of $1.2 per ADS to shareholders. As of December 31, 2012, the Company had paid out the dividend in the aggregate amount of $56 million. On August 6, 2013, the Company announced the cash dividends of $0.1 per ADS to shareholders. As of December 31, 2013, the Company had paid out the dividend in the aggregate amount of $4.7 million. Before the closing of the merger with Tsinghua Unigroup Ltd., the Company also plans to declare and distribute a quarterly cash dividend of US$0.10 per ADS to shareholders for the quarter ended September 30, 2013. As of the date of issue of the financial statements, such dividend distribution has not yet been approved by the board of directors. Pursuant to the merger agreement (Note 19), the Company is not permitted to declare or pay any other dividends before the closing of the merger.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined by PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves as described in Note 2(25).

(27) Segment Reporting

Based on the criteria established by ASC 280 Segment Reporting, the Company currently operates and manages its business as a single operating segment. The Company primarily generates its revenues all from distributors located in Hong Kong. For the years ended December 31, 2011, 2012 and 2013, 10%, 8%, and 10% of the total revenue, respectively, are from direct sales to customers which are located in the PRC and Hong Kong. The revenue from the direct-sale customer of the Company located outside the PRC and Hong Kong is not material for all periods presented. In addition, all of the Company’s long-lived assets are located in the PRC and Hong Kong. The Company does not present enterprise-wide product disclosures because its products are essentially the same.

(28) Earnings Per Share

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

(29) Foreign Currency Translation and Foreign Currency Risk

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and time deposit denominated in RMB amounted to USD73,210 and USD 76,206 as of December 31, 2012 and 2013, respectively.

(30) Recently Issued Accounting Standards

In March 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon De-recognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. This ASU requires the release of cumulative translation adjustments into net income when an entity ceases to have a controlling financial interest resulting in the complete or substantially complete liquidation of a subsidiary or group of assets within a foreign entity. The guidance will be effective prospectively for reporting periods beginning after December 15, 2013. The Company is currently evaluating the impact of adopting this guidance.

On April 22, 2013, the FASB issued ASU No. 2013-07, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting. This guidance addresses when and how an entity should apply the liquidation basis of accounting. The amendments in this update are being issued to clarify when an entity should apply the liquidation basis of accounting. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP except investment companies that are regulated under the Investment Company Act of 1940 (the 1940 Act). The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

In July 2013, the FASB issued, ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists. This ASU clarifies that an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carry-forward, a similar tax loss, or a tax credit carry-forward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The guidance will be effective prospectively for reporting periods beginning after December 15, 2013. The Company is currently assessing the potential impact on the adoption of this guidance on its consolidated financial statements.

3. INVENTORIES

Inventories consisted of the following:

	December 31,
	2012	2013
Raw materials	19,731	13,921
Work in progress	—	—
Finished goods	32,276	41,010
	52,007	54,931

As of December 31, 2012 and 2013, the carrying value of finished goods held by distributors for which they hold title were USD6,336 and USD5,529, respectively. For the years ended December 31, 2011, 2012 and 2013, inventory write-downs in raw materials and finished goods of USD11,037, USD7,232 and USD 10,065 respectively, were included in the “cost of revenue”.

As of December 31, 2012 and 2013, USD 8,086 and USD 11,331 of the Company’s inventory had been written down to zero balance, respectively. The movement of inventory write-downs for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the Year Ended December 31,
	2011	2012	2013
Beginning of year	4,914	9,062	9,599
Addition during the year	11,037	7,232	10,065
Transfer-in from accrual for loss on firm, noncancelable, and unconditional purchase commitments that have been recognized previously	—	198	374
Write-off during the year	(6,889)	(6,893)	(8,004)

End of year	9,062	9,599	12,034

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2012	2013
Prepaid license fees and usage fee	4,476	2,341
Prepaid income tax	3,390	3,278
Proceeds receivable from the employees’ exercise and sales of equity awards	1,515	11,129
Advance to supplier	500	501
Deposit for share repurchase program	483	—
Prepayment to customs	365	—
Rental deposits	198	242
Interest receivable	81	—
Others	294	381
	11,302	17,872

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,
	2012	2013
Equipment and office furniture	14,554	18,522
Motor vehicles	43	44
Software	262	283
Leasehold improvement	1,137	1,224
	15,996	20,073
Less: Accumulated depreciation and amortization	(5,801)	(9,332)
	10,195	10,741

Depreciation and amortization expense was USD1,125, USD2,292 and USD 3,561 for the years ended December 31, 2011, 2012 and 2013, respectively.

The Company estimated its depreciation and amortization expenses from its existing property and equipment as of December 31, 2013 in the future as follows:

2014	3,599
2015	3,075
2016	2,602
2017	1,294
2018	171
2019 and thereafter	—
10,741

6. INTANGIBLE ASSETS

	December 31,
	2012	2013
Intangible assets
Intangible assets from Coolsand acquisition (Note 8)	37,100	37,100
Trident intellectual property (1)	16,406	16,406
Other software license and technology	8,933	9,654
	62,439	63,160
Less: accumulated amortization
Intangible assets from Coolsand acquisition	5,764	13,184
Trident intellectual property	1,511	3,144
Other software license and technology	256	2,524
	7,531	18,852
Net book value
Intangible assets from Coolsand acquisition	31,336	23,916
Trident intellectual property	14,895	13,262
Other software license and technology	8,677	7,130
	54,908	44,308

(1)         In March 2012, the Company purchased a non-exclusive, worldwide, non-transferable license from Trident Microsystems, Inc. (“Trident”) to develop, manufacture and sell derivative versions of the Trident SX5 Digital TV System on Chip (“SoC”) platform for a period of 10 years. Total consideration for such license was USD 16 million.

Intangible assets are amortized over the estimated useful life. The estimated useful life of intangible assets acquired from Coolsand and Trident are 5 years and 10 years, respectively. The useful life of the other software license and technology is estimated to be 3 to 10 years. The Company recorded an amortization expense of USD 7,531 and USD 11,321 for the year ended December 31, 2012 and 2013, respectively.

The Company estimated its amortization expenses from its existing intangible assets as of December 31, 2013 in the future as follows:

2014	11,430
2015	11,345
2016	10,561
2017	3,485
2018	1,830
2019 and thereafter	5,657
44,308

As of December 31, 2013, there is no event or change in circumstances indicating that the carrying amount of the intangible assets may no longer be recoverable and the Company did not provide impairment for the intangible assets.

7. OTHER LONG TERM ASSET

	December 31,
	2012	2013
Long term deposit	152	207
Long term prepayment for property and equipment	96	44
Housing loan to employees (Note 17)	3,148	4,927
Long term prepayment for license fee	—	36
	3,396	5,214

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

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2012	2013
Accrued payroll and other compensation, including annual performance bonus	15,831	6,191
Proceeds payable from the employees’ exercise and sales of equity awards	1,258	9,963
Accrued license fee	7,390	1,137
Taxes payable	4,881	2,985
Accrued warranty	2,398	654
Accrued professional services fees	1,052	752
Rebate to end customers and distributors	1,034	560
Withholding tax payable	759	1,004
Accrued royalty	750	360
Unearned commission received from depository bank	439	201
Accrued annual leave	363	457
Accrued freight	272	155
Accrual for loss on firm, noncancelable, and unconditional purchase commitments	59	327
Advances from customers	17	16
Unearned government subsidies	—	492
Accrued testing fee	227	2,391
Accrued merger related expense	—	770
Others	1,139	1,636
	37,869	30,051

Royalty

In June 2009, the Company entered into a license and technology agreement with a third party, which requires the Company to pay royalty fees based on the percentages of revenue derived from certain products using the licensed technology. The Company included royalty expense of USD 2,013, USD 1,530 and USD 966 in cost of revenue for the years ended December 31, 2011, 2012 and 2013 respectively.

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

The Company received USD 2and USD nil in the years ended December 31, 2012 and 2013 and recorded USD240and USD238 as a reduction of selling, general and administrative expense for the years ended December 31, 2012 and 2013, respectively.

Accrued warranty

The Company accrues for warranty costs based on its historical products return experience as well as the customer claims received. As of December 31, 2012, the accrued warranty included an accrual loss for certain defective product claimed by a particular customer with amount of USD 1,800. Such defect was caused by a foundry of the Company. The foundry had issued a credit note to the Company with the same amount to offset the Company’s payable to the foundry. For the year ended December 31, 2013, the Company has settled the claim by making the payment of USD 1,800 to the customers and the corresponding amount was deducted from the payment to the foundry.

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

Hong Kong

RDA Hong Kong, the Company’s subsidiary, is incorporated in Hong Kong. Prior to 2010, RDA Hong Kong was a trading entity whose profits were fully subject to profits tax at the prevailing rate of 16.5%. Beginning in 2010, RDA Hong Kong started to have substantial involvement in manufacturing arrangements in the PRC, and began to claim 50% of its profits as offshore sourced and excluded from profits subject to the 16.5% prevailing profits tax rate. In October 2011, RDA Hong Kong received an inquiry letter from the Hong Kong Inland Revenue Department requesting supporting documents for the 50:50 manufacturing offshore claim lodged for the year ended December 31, 2010. Subsequent to the submission of the reply in June 2012, the Hong Kong Inland Revenue Department issued a follow-up inquiry letter in March 2013 on the 50:50 manufacturing offshore claim and research and development fees paid to its subsidiaries for the year ended December 31, 2010. RDA Hong Kong is awaiting feedback from the Hong Kong Inland Revenue Department after submission of a reply in December 2013. While this tax filing basis is subject to the Hong Kong Inland Revenue Department’s agreement, the Company believes that it has technical grounds to apply for 50% offshore claim and the inquiry letters will not result in a change in the company’s tax position. If the Hong Kong Inland Revenue Department determines that RDA Hong Kong should not be eligible for the 50:50 manufacturing offshore claim, RDA Hong Kong would be subject to additional USD2.4 million, USD4.5 million, USD4.4 million and USD2.3 million in tax liabilities for the years ended December 31, 2010,2011, 2012 and 2013 respectively.

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

Effective from February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a FIE to its immediate holding company outside PRC would be subject to withholding taxes at a rate of 10%. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. The Company’s subsidiaries in China are considered FIEs and are wholly owned by RDA Tech, incorporated in Hong Kong. According to the tax treaty between the PRC and Hong Kong, dividends payable to its Hong Kong parent from FIE in the PRC will be subject to withholding tax at a rate of 5% (if RDA Hongkong is qualified as beneficial owner ). The Company has not provided deferred taxes on the undistributed earnings of its FIEs in the PRC because the Company intends to indefinitely invest all of FIEs’ earnings to further expand its businesses in the PRC. If such earnings were distributed in the form of dividends, additional tax may result. Determination of the related amount of unrecognized deferred taxes is not practicable.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliation between the statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the Year Ended December 31,
	2011	2012	2013
Statutory income tax rate	8.25%	8.25%	8.25%
Tax differential from statutory rate applicable to RDA Hong Kong	0.05%	(0.15)%	1.62%

Effective income tax rate	8.30%	8.10%	9.87%

* The statutory income tax rate used for the reconciliation is the statutory income tax rate of RDA Hong Kong, the major operating entity of the Group.

Significant components of deferred tax liabilities

	December 31,
	2012	2013
Property and equipment basis difference	98	169

Total deferred tax liabilities	98	169

The provision for income taxes for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the Year Ended December 31,
	2011	2012	2013
Current income tax expense	4,553	4,550	2,987
Deferred income tax expense	118	112	71
	4,671	4,662	3, 058

As of December 31, 2012 and 2013, the Company recorded a liability for uncertain tax provisions in accordance with ASC 740 that amounted to approximately USD230 and USD237. The activity in the Company’s unrecognized tax benefits in 2011, 2012 and 2013 is summarized as follows:

Balance as of December 31, 2011	229
Exchange rate difference	1

Balance as of December 31, 2012	230

Exchange rate difference	7

Balance as of December 31, 2013	237

The Company does not expect significant increases or decreases in unrecognized tax benefits within 12 months of December 31, 2013. The Company has not been subject to an examination by any major tax jurisdictions. The Company accrued interest and income tax penalties of USD164 and USD166 as of December 31, 2012, and 2013, respectively for the uncertain tax provision identified. No income taxes or income tax penalties were paid in any of the periods presented.

The aggregated amount and per ordinary share effect of the tax holiday are as follows:

	For the Year Ended December 31,
	2011	2012	2013
The aggregated dollar effect	(687)	(1,312)	(825)
Per ordinary share effect — basic	(0.00)	(0.00)	(0.00)
Per ordinary share effect — diluted	(0.00)	(0.00)	(0.00)

12. ORDINARY SHARES

On January 27, 2004, the Company issued 100 ordinary shares to a founder at USD0.01 per share when the Company was incorporated.

For the years ended December 31, 2011, 2012 and 2013, the Company used USD 17,912 and repurchased 2.1 million of its ADSs (12.5 million ordinary shares), see note 16 for details.

On March 22, 2012, in connection with the Coolsand IP acquisition, the Company issued 15 million ordinary shares as part of the purchase consideration to Coolsand (Note 8).

As of December 31, 2012 and 2013, the Company was authorized to issue a maximum number of 294 million ordinary shares, respectively, at a par value of USD 0.01 per share with the number of issued and outstanding shares of 278,597,522 and 278,514,322, respectively.

13. SHARE-BASED COMPENSATION

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

On April 1, 2013, the Company granted 45,405 RSUs to one independent directors vesting over a 7 months term.

On April 1, 2013, the Company granted 45,405RSUs to one independent directors vesting over a 8 months term.

On May 14, 2013, the Company granted 43,614RSUs to one independent directors vesting over a 12 months term.

On April 1, 2013, the Company granted options to certain employees of the Company to purchase 1,055,448 ordinary shares at an exercise price of USD0.3. These awards vest quarterly over three years and three quarters following the grant date.

On April 1, 2013, the Company granted options to certain employees of the Company to purchase 790,170 ordinary shares at an exercise price of USD0.3. These awards vest quarterly over two years and three quarters following the grant date.

All of the options granted in year ended 2012 and 2013 only carry service conditions that affect vesting.

Stock Options to Employees

The following table summarized the stock option activity under the Company’s 2005 Scheme and 2009 Plan (in USD, except shares):

	Number of Shares	Weighted Average Exercise Price	Number of vested and exercisable options	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	18,089,521	0.2776	14,003,243	5.79	27,931,425

Granted	2,794,290	0.7000
Exercised	(6,185,646)	0.1989
Forfeited	(80,245)	0.5754

Outstanding at December 31, 2012	14,617,920	0.3900	10,226,037	5.86	20,489,414

Granted	1,845,618	0.3000
Exercised	(3,017,880)	0.3387
Forfeited	(114,429)	0.6603

Outstanding at December 31, 2013	13,331,229	0.3868	9,279,686	5.47	34,570,135

The aggregated intrinsic value of the exercisable options at December 31, 2013 was USD24,771.

The weighted average fair value of options granted during the year ended December 31, 2011 ,2012 and 2013 was USD1.2671,USD 1.2383 and USD1.2686 per share, respectively. The total fair value of stock options vested during the years ended December 31, 2011, 2012 and 2013 was USD1,323, USD1,755 and USD2,576, respectively. The aggregate intrinsic value for stock options exercised during the years ended December 31, 2011, 2012 and 2013 was 3,319, USD9,852 and USD7,923, respectively.

As of December 31, 2012 and 2013, the unrecognized compensation cost of USD5,508 and USD5,109, respectively, after adjustment for estimated forfeitures, was related to unvested stock option awards granted to employees. Such unrecognized cost would be expected to be recognized over a weighted average period of 2.85 years and 2.11years, respectively.

As of December 31, 2012 and 2013, weighted average exercise price of exercisable options is USD 0.2594, and USD 0.3106, respectively.

There were no options granted to the consultant in 2011, 2012 and 2013.

Under ASC 718, the Company applied the binomial valuation model in determining the fair value of options granted in 2011, 2012 and 2013 under the 2009 Plan as these options were granted in-the-money. The estimated value of options is determined based on the estimated value of the underlying ordinary shares, the exercise prices of the options, and the effect of the following assumptions using the binomial option pricing model:

	2011 Grant	2012 Grant	2013 Grant
Risk-free interest rate (per annum) (1)	3.12%-3.43%	1.87%	1.87%
Exercise multiple (2)	2.5-2.8	2.5	2.5
Expected volatility (3)	47.86%-48.08%	44.70%	43.36%
Dividend yield (4)	—	—	—

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

(4)                  The Company has no expectation of paying dividends on its ordinary shares on respective grant dates.

RSUs to Employees

The following table summarizes RSU activity:

	Number of Shares	Number of vested and exercisable RSUs	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	2,865,436	3,081,863	7.58	5,191,215

Granted	116,965
Vested	(1,202,502)
Forfeited	(28,380)

Outstanding at December 31, 2012	1,751,519	4,284,365	6.61	3,120,623

Granted	134,424
Vested	(1,192,193)
Forfeited	(82,069)

Outstanding at December 31, 2013	611,681	5,476,558	5.58	1,816,690

The fair value of the RSUs was measured as the grant date fair value of the Company’s ordinary shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Expected dividend yield is nil for all RSUs.

The weighted average fair value of RSUs granted during the years ended December 31, 2011, 2012 and 2013 was USD 2.1883, USD 1.7954and USD1.5622, respectively.

As of December 31, 2012 and 2013, the unrecognized compensation cost is USD651 and USD 91, respectively, after adjustment for estimated forfeitures, was related to unvested RSUs granted to employees.

RSs to Employees

The following table summarizes RSs activity:

	Number of Shares	Weighted Average Exercise Price	Number of vested and exercisable RSs	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	410,343	0.01	383,870	7.58	743,405

Vested	(158,843)	0.01

Outstanding at December 31, 2012	251,500	0.01	542,713	6.58	448,089

Vested	(214,504)	0.01

Outstanding at December 31, 2013	36,996	0.01	757,217	5.58	109,879

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

As of December 31, 2012 and 2013, the unrecognized compensation cost is USD90 and USD 5, respectively.

14. RECOURSE LOANS

During the year ended December 31, 2011, 2012 and 2013, the Company provided loans in the aggregate of USD509, USD 1,048 and USD950, respectively, with full recourse to certain employees to facilitate the employee’s personal financial arrangements and needs. The employee pledges the right, title and interest in the ordinary shares of the Company that the employee owns to secure this loan principal. The loans have terms of five to ten years. The interest rate was 1% per annum. The interest of the recourse loans is USD 13 and USD 21 for the year ended December 31, 2012 and 2013, respectively. The Company accounted for these recourse loans as a contra-equity item on the consolidated balance sheets. The repayment of recourse loans are USD 26 and USD 1,281, respectively in the year ended December 31, 2012 and 2013.

15. SHARE REPURCHASE PROGRAM

In August 2011, the Company’s Board approved a share buy-back of up to USD5,000 of its ADSs and in October 2011, the Company’s Board approved to increase its share repurchase program up to USD15,000. In March 2013, the Company’s Board approved an unlimited share repurchase program. Under this share repurchase program, the Company spent an aggregate purchase consideration of USD17,912 and repurchased approximate 2.1million of its ADSs (12.5 million ordinary shares), which were treated as treasury stock by the Company. The repurchase program was terminated in October 2013. For the years ended December 31, 2012 and 2013, the Company reissued certain treasury stock for the exercise of options and vested restricted share units with 469,874 shares and 1,433,774 shares, respectively and the excess of the cost of treasury stocks over their par value have been charged to additional paid-in capital with amount of USD 650 and USD 5,672, respectively.

16. EMPLOYEE BENEFITS

(i) Staff welfare benefit

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. In accordance with the relevant regulations, the Company’s PRC subsidiaries are required to accrue for these benefits based on certain percentages of the employees’ salaries with a certain cap and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued. There are no further commitments or liabilities from the Company to the PRC employees after the contribution. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees. Expenses associated with such benefits amounted to USD2,075, USD3,107 and USD3,992 for the years ended December 31, 2011, 2012 and 2013, respectively.

(ii) Paid leave carried forward

The Company provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward. As of December 31, 2012 and 2013, the Company accrued liability for annual leave of USD363 and USD 457, respectively.

(iii) Staff loans

The Company provides recourse loans to certain employees as discussed in Note 15. In addition, during the year ended December 31, 2012 and 2013, the Company provided loans in the aggregate of USD 3,148 and USD 4,927, respectively to certain employees to facilitate the employee’s personal housing financial engagement. The interest rate loan is 1% per annum. The loans have terms of five to ten years and are provided after the commercial bank approves to provide the mortgage loans to the respective employees with pledge on the collateral property.  According to the agreement entered into among the employees, the commercial bank and the Company, the pledge on the collateral property can only be released to the employees with the consents from both commercial bank and the Company.

17. EARNINGS PER SHARE

Basic and diluted net income attributable to the Company’s ordinary shareholders per ordinary share for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the Year Ended December 31,
	2011	2012	2013
Numerator:
Net income for the year	51,630	52,904	27,918
Numerator for basic and diluted earnings per share	51,630	52,904	27,918
Denominator:
Weighted average ordinary shares outstanding for basic calculation	262,542,760	270,811,925	279,027,473
Dilutive effect of share-based awards	16,262,798	13,618,582	7,538,423
Denominator for diluted calculation	278,805,558	284,430,507	286,565,896
Basic earnings per ordinary share	0.20	0.20	0.10
Diluted earnings per ordinary share	0.19	0.19	0.10

18. RELATED PARTY TRANSACTIONS

The holder of the majority of the Company’s ordinary shares also holds a majority of the preferred shares of another two companies. During the years ended December 31, 2011, 2012 and 2013, the Company had the following transactions and balances with these two companies.

	For the Year Ended December 31,
	2011	2012	2013
Sales of products to a related party	706	1,204	—
Royalty fee charged to a related party	2,521	3,210	—
Purchase of materials on behalf of a related party	25,836	17,326	—
Commission fee recorded for a related party	531	684	—
Fees charged for material purchases on behalf of a related party	1,298	819	—
Purchase of IP license from another related party(Note 8)	—	46,000	—

With the transfer of IP license from a related party in 2012 (Note 8), the Company ceased all the arrangements for the related parties’ transactions. There is no balances with the above affiliates as of December 31, 2012 and 2013.

19. MERGER RELATED EXPENSE

	For the Year Ended December 31,
	2012	2013
Merger related expense	—	(1,976)

In 2013, the Company retained investment banking firms, legal counsel and financial advisory firms (“professional service provider”) to advise the Company in connection with the potential merger transactions. On November 11, 2013, the Company and Tsinghua Unigroup Ltd. (“Unigroup”) entered into a definitive merger agreement (“Merger Agreement”) under which Unigroup will acquire all of the outstanding ordinary shares of the Company (“Merger”) with US$ 18.5 per ADS of the Company (“Purchase Price”). Pursuant to the Merger Agreement, if the Company terminates the merger agreement or if the acquisition cannot be completed due to regulatory or other similar reasons, then, subject to certain exceptions, the Company must make a termination payment of RMB450 million ($74.3 million) to the Unigroup. As of December 31, 2013, the Company has provided approximately USD 51,183 (Rmb 312 million) as the deposit for the termination fee. For the year ended December 31, 2013, the Company has incurred non-refundable fees to the professional service provider of US$ 1,976.

On December 27, 2013, the shareholders of the Company approved the Merger Agreement. The closing of the Merger is subject to customary conditions and regulatory registration and approval. At the Closing of the Merger, the Company will incur additional fee of approximately USD 18.3 million to the professional service provider, which is calculated based on the Purchase Price of Unigroup. Because the Merger is subject to a number of conditions, the exact timing of completion of the Merger cannot be determined at this time.

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

Purchase Commitments

The Company purchases wafers from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, the Company issues purchase orders to suppliers and contract manufacturers. The purchase commitments arising from these purchase orders are noncancelable. The Company records a liability for noncancelable purchase commitments for quantities in excess of its future demand forecasts consistent with the valuation of the Company’s excess and obsolete inventory. The Company recorded such liabilities amounting to USD 235, USD 59, and USD 327 as of December 31, 2011, 2012 and 2013. As of December 31, 2012 and 2013, the Company had outstanding purchase orders in the amount of USD 78,780 and USD 43,102, respectively.

Legal Matters

The Company in the past received several claims that it may be infringing on the intellectual property rights of other parties. Should the Company elect to enter into license agreements with other parties or should the other parties resort to litigation, the Company may be obligated in the future to make payments or to compensate these third parties. As of December 31, 2013, there was no unsettled claim or litigation against the Company.

Operating Lease Commitments

The Company has entered into noncancelable rental agreements with property management for office premises. The minimum future lease payments under noncancelable operating leases as of December 31, 2012 and 2013 are as follows:

	December 31
	2012	2013
2013	1,534	—
2014	556	2,035
2015	—	384
	2,090	2,419

Rental expenses for the years ended December 31, 2011, 2012 and 2013 were USD813, USD1,301 and USD1,625, respectively.

Capital Commitments

As of December 31, 2012 and 2013, the Company had contracted for capital expenditures on equipment of approximately USD 98 and USD114, respectively.

Other Commitments

The Company’s agreements with third parties for software license fees have the following future payments as of December 31, 2012 and 2013:

	December 31
	2012	2013
2013	5,766	—
2014	2,197	9,266
2015	933	2,628
2016	180	1,696
	9,076	13,590