Form 20-F/A
period 2013-12-31
RDA Microelectronics, Inc.
filed 2014-04-28
CIK 1493637

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

☐ Yes   ☐ No

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to the annual report on Form 20-F for RDA Microelectronics, Inc. (the “Company”) for the fiscal year ended December 31, 2013 filed on April 8, 2014 (the “2013 Form 20-F”) is being filed solely for the purpose of providing a new Item 10.J: “Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act”.

This Amendment No. 1 speaks as of the filing date of our annual report on Form 20-F for the fiscal year ended December 31, 2013, filed on April 8, 2014.

Other than as expressly set forth above, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s 2013 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Company’s 2013 Form 20-F or reflect any events that have occurred after the 2013 Form 20-F was filed on April 8, 2014. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to April 8, 2014. Accordingly, this Amendment No. 1 should be read in conjunction with the 2013 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to April 8, 2014, including any amendments to such documents.

10.J. Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, we are required to disclose in our annual reports to the SEC whether we or any of our “affiliates” knowingly engaged in certain activities, transactions or dealings relating to Iran or with certain individuals or entities targeted by U.S. economic sanctions. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law. Because the SEC defines the term “affiliate” broadly, it includes any entity under common “control” with us (and the term “control” is also construed broadly by the SEC).

We have been informed by Warburg Pincus that its affiliates beneficially own more than 10% of the equity interests and have the right to designate members of the board of directors of Endurance International Group, or EIG, and Santander Asset Management Investment Holdings Limited, or SAMIH, and that EIG and SAMIH have in the past identified limited instances of non-compliance with U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control. Given the Warburg Pincus entities’ shareholding in us and their appointment of directors on our board of directors, EIG and SAMIH may be deemed to be under common control with us; however, this statement is not meant to be an admission that common control exists.

EIG, SAMIH or their respective affiliates have disclosed the instances in their filings with the SEC. The disclosure does not relate to any activities conducted by us and does not involve our management. We have not had any involvement in the disclosed activities of EIG or SAMIH, and we have not independently verified or participated in the preparation of the disclosure. We are not representing as to the accuracy or completeness of the disclosure, nor do we undertake any obligation to correct or update it.

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

4.25	Amendment to the Agreement and Plan of Merger by and among Tsinghua Unigroup Ltd. and RDA

Microelectronics, Inc., dated as of December 20, 2013

8.1	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-170063))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Jun He Law Offices

15.2	Consent of Conyers Dill & Pearman (Cayman) Limited

15.3	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*                          Filed with this annual report on Form 20-F/A

†                          Confidential treatment requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted and submitted separately to the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 28, 2014	RDA MICROELECTRONICS, INC.

	By:	/s/ Shuran Wei
	Name:	Shuran Wei
	Title:	Chief Executive Officer